Form 10KSB40, Exhibit 13
period 1998-03-31
WAYNE SAVINGS BANCSHARES INC /OH/
filed 1998-06-29
CIK 1036030

                             1998  ANNUAL  REPORT
                        ------------------------------
                               TO  STOCKHOLDERS
                        WAYNE SAVINGS BANCSHARES, INC.

                               CORPORATE PROFILE

  Wayne Savings Bancshares, Inc. (and hereafter, the "Company") is the stock holding company parent of Wayne Savings Community Bank (the "Bank"), formerly The Wayne Savings and Loan Company, which was established in 1899. Since November 1997, the Company has operated under a two-tier holding company structure. The mutual holding company, Wayne Savings Bankshares M.H.C., owns 52% of the Company's common stock and 48% is owned by the public. The common stock is traded on the NASDAQ stock market under the symbol "WAYN".

  The Bank (also "Wayne Savings") has been serving the financial needs of the residents of Wayne, Holmes, Ashland and Medina counties in Ohio for 99 years. Headquartered in downtown Wooster, Ohio, the Bank also operates full-service branch offices in Wooster, Millersburg, Ashland, Rittman, and Lodi. Throughout its long history and many economic cycles, Wayne Savings has enjoyed a fine reputation for stability, safety and soundness, and community service. The Bank has been noted for its sound management, consistent profitability, and quality, personal service to customers.

  The mission of Wayne Savings is to excel in customer service as a sound, independent, profitable, and progressive community bank dedicated to providing an array of services responsive to the financial needs of people in our communities, with an emphasis on home financing and household savings, and to provide for the security and development of our employees.

                              BOARD OF DIRECTORS

                    [BOARD OF DIRECTORS PHOTO APPEARS HERE]

 Seated: Donald E. Massaro, Joseph L. Retzler, Charles F. Finn,
         Chairman of Wayne Savings Bancshares, Inc., Kenneth G. Rhode, Chairman of Wayne Savings Community Bank, Russell L. Harpster

         Standing: James C. Morgan, Terry A. Gardner

                            DIRECTORS AND OFFICERS

                        WAYNE SAVINGS BANCSHARES, INC.

Board Of Directors

Charles Finn
Chairman

Kenneth Rhode

Russell Harpster

Joseph Retzler

Donald Massaro

Terry Gardner

James Morgan


Officers

Charles Finn
President And Chief
Executive Officer

Wanda Christopher-Finn
Executive Vice President
And Chief Administrative
Officer

Gary Miller
Senior Vice President And
Chief Lending Officer

Todd Tappel
Senior Vice President And
Chief Financial Officer;
Corporate Secretary And
Treasurer

--------------------------------------------------------------------------------



                         WAYNE SAVINGS COMMUNITY BANK

Board Of Directors

Kenneth Rhode
Chairman

Charles Finn
Russell Harpster
Joseph Retzler
Donald Massaro
Terry Gardner
James Morgan

Officers

Charles Finn
President And Chief
Executive Officer

Wanda Christopher-Finn
Executive Vice President
And Chief Administrative
Officer

Gary Miller
Senior Vice President And
Chief Lending Officer

Todd Tappel
Senior Vice President And
Chief Financial Officer

First Vice President

Nancy Schafrath

Vice Presidents

Catherine Baker
Cathy Brandenburg
Al Burger, Jr.
Jane DalPra
Dan Franks
Edward Grabenstetter
Brenda Greegor
Jeri Hagans
M. Jeanne Hanson
Pamela Manges
Jerry Race
George Suppan
Shyanne Vansickle
David Weiss
Steve Workman
Tina Zickefoose

Vice President and Controller

Anthony Volpe

Senior Accountants

Deborah Clevidence
Jeffrey Vincent

Assistant Vice Presidents

Paul Bayus
Timothy Farver
H. Frank Garrett
Tammy Noble
Julia Norris
Victoria Pruitt
Jeanne Rausch
Melinda Smith

                               TABLE OF CONTENTS
                                                                                         Page
Stockholder Information                                                                   6
Chairman's Letter                                                                         7
Looking Forward to 100 Years of Service                                                   9
Selected Consolidated Financial and Other Data                                           12
Management's Discussion and Analysis of Financial Condition and Results of Operations    15
Report of Independent Certified Public Accountants                                       23
Consolidated Statements of Financial Condition                                           24
Consolidated Statements of Earnings                                                      25
Consolidated Statements of Stockholders' Equity                                          26
Consolidated Statements of Cash Flows                                                    27
Notes to Consolidated Financial Statements                                               29

                             Bank Office Locations

                 [GRAPH OF BANK OFFICE LOCATIONS APPEARS HERE]

                            STOCKHOLDER INFORMATION

Annual Meeting

  The Annual Meeting of Stockholders will be held at 10:00 a.m. on July 23, 1998, at the Black Tie Affair Conference Center, 50 Riffel Road, Wooster, Ohio.

Special Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue NW . Suite 400
Washington, D.C. 20015

Independent Auditors

Grant Thornton LLP
625 Eden Park Drive . Suite 900
Cincinnati, Ohio 45202

Transfer Agent

Chase Mellon Shareholder Services
85 Challenger Road . Overpeck Centre
Ridgefield Park, New Jersey 07660


Annual Report on Form 10-KSB

  A copy of the Company's Form 10-KSB for the fiscal year ended March 31, 1998, will be furnished without charge to Stockholders as of June 12, 1998, upon written request to the Corporate Secretary, Wayne Savings Bancshares, Inc., 151 North Market Street, Wooster, Ohio 44691 (330) 264-5767.

Investor Information

Executive Offices
Wayne Savings Bancshares, Inc.
151 North Market Street . P.O. Box 858
Wooster, Ohio 44691
(330) 264-5767

                               CHAIRMAN'S LETTER


TO OUR STOCKHOLDERS AND CUSTOMERS:

  Upon the conclusion of Wayne Savings' 99th year of service, it is a pleasure to report on another exciting year of progress for our Company.

  In the fiscal year ended March 31, 1998, we achieved the second highest year of earnings in the Company's 99 year history, and we made notable strides in activating our strategic plans to enhance stockholder value and to keep Wayne Savings thriving as a community bank in an evolving financial services environment.

  In October, 1997, the Bank's name was changed from The Wayne Savings and Loan Company to Wayne Savings Community Bank to better reflect the broad range of banking services now available to our customers. A month later, as approved by the stockholders at last year's Annual Meeting, the formation of a mid-tier stock holding company was completed. As a result of the corporate restructuring, Wayne Savings Community Bank became the wholly-owned subsidiary of Wayne Savings Bancshares, Inc., the newly formed stock holding company. Each share of Wayne Savings Community Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock.

  Therefore, this is a historic occasion as we are proud to present this first annual report on behalf of Wayne Savings Bancshares, Inc. to our stockholders.

  For the fiscal year ended March 31, 1998, Wayne Savings Bancshares, Inc. posted net earnings of $1,849,000 or $.73 per diluted share. This represents an increase of 11% over net earnings of $1,671,000, or $.67 per diluted share reported in the prior fiscal year (excluding the one time special assessment to recapitalize the Savings Association Insurance Fund and write-off of certain fixed assets relating to construction of a new facility). The increase in net earnings was primarily due to an increase in net interest income, a decrease in operating expenses, and an increase in other income, which consisted mainly of greater gains on sale of loans.

  In addition to the growth in earnings, Wayne Savings experienced growth in several key areas in fiscal 1998. Total assets on March 31, 1998 amounted to $259.8 million, up $7.6 million from $252.2 million at the end of the prior year. Stockholders' equity increased $1.3 million to $24.4 million, resulting in a tangible capital-to-assets ratio of 9.40%. Deposit account balances increased $6.2 million during the fiscal year from a total of $211.4 million to $217.6 million.

                          CHAIRMAN'S LETTER (CON'T.)

  Asset quality remains strong and we have not relaxed our prudent loan underwriting standards, despite the strong economic growth cycle over the past several years. Also, we have continued to make loans only in our normal market area in north central Ohio. Based on our Bank's record of safety and soundness, Wayne Savings again received a Five-Star rating in each of the four quarters of fiscal 1998 from Bauer Financial Reports, Inc., a nationally recognized firm that rates financial institutions. This is the highest rating awarded to banks.

  To accomplish our growth objectives, we took key strategic steps in fiscal 1998 to increase market share and expand our market area. The highlight of the year was the opening of our new Cleveland Point Financial Center in Wooster in December, 1997. We are very gratified by the public's response to the new office, and deposit growth in a few short months has far exceeded our expectations. The expansion of the main office building in downtown Wooster was also finished, which provided valuable additional space for an Operations Center, a Board / Conference room, and a Training Center.

  In the past year, Wayne Savings filed an application for permission to establish a newly chartered federal savings bank in North Canton, Ohio to be named Village Savings Bank. We are excited to have received regulatory approval recently, and the Savings Bank is scheduled to open its doors for business in the second fiscal quarter of 1999. The Board and Management believe there is a great opportunity in the North Canton market for a small community bank providing a high level of personal service, and we have high expectations for deposit and loan growth.

  With Wayne Savings now having a presence at seven locations in five contiguous counties in Ohio, the Bank is continuing to look seriously at other branch locations that will cost-effectively expand our customer base and provide new growth opportunities. It is our desire to open another branch office in our market area in the current fiscal year.

  We are very pleased with investors' confidence in Wayne Savings and the growth in the price of our common stock in the past year. The total return to stockholders, in the twelve months ended December 31, 1997, was 70.89%, based on our stock's market value appreciation and quarterly cash dividends. We believe this excellent return to stockholders was due to the Company's strategic initiatives and favorable market conditions. In fiscal 1998, our stockholders received quarterly dividends totaling $.62 per share. On April 23, 1998, your Board of Directors declared a 10% stock dividend, which was paid on June 10, 1998. All information in this report pertaining to stock price, earnings per share, and dividends history has been adjusted to reflect the payment of the 10% stock dividend.

  By the end of this current fiscal year on March 31, 1999, Wayne Savings will have completed a century of service to the local community, a very significant milestone. We look forward to the celebration of the Bank's 100th anniversary next year and the officers and directors pledge a continuation of our efforts to enhance the value of our stockholders' investment. We will also strive to provide quality, personal service to our customers.

  Your confidence and support is deeply appreciated.

                                       Sincerely,

                                       /s/ Charles F. Finn

                                       Charles F. Finn
                                       Chairman and Chief Executive Officer

                    LOOKING FORWARD TO 100 YEARS OF SERVICE

                        REVIEW OF 1998 ACCOMPLISHMENTS

INCREASING INVESTMENT VALUE
FOR STOCKHOLDERS

  Five years ago, Wayne Savings converted to the stock form of ownership through an initial $6,000,000 stock offering, and Management and the Board of Directors have consistently focused on investment value for the Company's stockholders. Since the initial stock offering in June, 1993, charter stockholders experienced a 400% price appreciation in the Company's common stock. At December 31, 1997, stockholders had realized a one year total return of 70.89%, based on our stock's market value growth and quarterly dividend yields. We believe this exceptional return to stockholders was due to investors' confidence in our company's strategic plans and favorable market conditions. Of course, past performance is no guarantee of future performance.

  Wayne Savings has also maintained a policy of paying a continuing stream of above average dividends. In the past year, our stockholders received a total of $.62 per share in quarterly dividends. The dividend yield, based on the March 31, 1998 stock price, was 2.16%

  On April 23, 1998, your Board of Directors declared a 10% stock dividend, which was paid on June 10, 1998. At the same time, the Board voted to continue the cash dividend of $.155 per share in the quarter ending June 30, 1998. The cash dividend will be paid on new and existing shares, which will result in an effective increase in the cash dividend of 10%. The cash dividend is to be paid on July 21, 1998 to stockholders of record as of July 6, 1998.

  In the five years since the initial stock offering, Wayne Savings' Board of Directors has declared two 10% stock dividends, a 5% stock dividend, and a three-for-two stock split in the form of a 50% stock dividend. In one of those years, a special cash dividend was declared.

  The Automatic Dividend Reinvestment Plan continues to be very attractive to stockholders. Of approximately 884 registered stockholders, there were 317 enrolled in the plan as of March 31, 1998, a participation rate of 36%. We are very pleased to have so many stockholders express their long-term confidence in our common stock by steadily increasing their holdings.

               [PHOTO OF STOCK PERFORMANCE GRAPH APPEARS HERE]

                       FY 94                 $ 9.71
                       FY 95                 $10.10
                       FY 96                 $12.41
                       FY 97                 $15.76
                       FY 98                 $26.14

                   [PHOTO OF SENIOR MANAGEMENT APPEARS HERE]

  The Automatic Dividend Reinvestment Plan enables our stockholders to purchase additional shares of common stock quarterly at market value without having to pay brokerage commissions and service charges. It is a convenient and inexpensive way for investors to accumulate our common stock.

  We remain committed to enhancing the franchise value of Wayne Savings in the future by investing intelligently in people, marketing, new business opportunities, strategic branch locations, and technology.

A NAME CHANGE:
WAYNE SAVINGS COMMUNITY BANK

  Since its incorporation in 1899, The Wayne Savings and Loan Company had operated as a traditional thrift for most of its years, focusing strictly on savings accounts and home loans. In the 1990's, the financial services business became much more competitive with a blurring of the lines that used to separate commercial banks and savings and loans.

               LOOKING FORWARD TO 100 YEARS OF SERVICE (CON'T.)

  In recent years, Wayne Savings began to add more and more bank-like services to keep pace with the changing financial services environment. In addition to savings accounts and home loans, we added new product lines, such as consumer loans, checking accounts, Mastercard/Visa credit cards, commercial loans, retirement plans, and merchant accounts. We also began to offer trust services and annuity investments.

  In fiscal 1998, Management and the Board of Directors decided it was time to change the Bank's name in a way that would preserve our 99 year identity, but would better reflect the broad range of diversified banking services now available to our customers. We also wanted a name that would distinguish Wayne Savings as a local financial institution committed to personal, traditional, customer service.

  As a result, in October, 1997, regulatory approval was received to change the company's corporate name to Wayne Savings Community Bank. The name change was timed to coincide with the opening and publicity for our new Cleveland Point Financial Center in Wooster.

                     [LOGO OF WAYNE SAVINGS APPEARS HERE]

  This was a name change only, and there was no change in charter or ownership. Wayne Savings Community Bank continues to operate as an Ohio-chartered stock savings association.


THE NEW STOCK HOLDING COMPANY:
WAYNE SAVINGS BANCSHARES, INC.

  In November, 1997, Wayne Savings Community Bank completed its reorganization into a two-tier holding company structure. The plan of reorganization was previously approved by regulatory agencies and by stockholders at last year's annual meeting.

  As a result of the corporate restructuring, Wayne Savings Community Bank is now the wholly-owned subsidiary of Wayne Savings Bancshares, Inc., the newly formed stock holding company. The existing mutual holding company, Wayne Savings Bankshares M.H.C. now owns a majority of the common stock of the new stock holding company.

  The reorganization posed no inconvenience to stockholders, as each share of Wayne Savings Community Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock. The company's common stock continues to be listed on the NASDAQ stock system under the trading symbol "WAYN".

  Management and the Board of Directors are extremely pleased with the establishment of the new mid-tier stock holding company. As announced at last year's annual meeting, we are now better positioned to take advantage of new business opportunities that may arise. Although no actions have been taken to date, the stock holding company form of organization will permit enhanced investment opportunities, facilitate mergers and acquisitions, and enable us to repurchase outstanding common stock, if so desired.

  We firmly believe the formation of the stock holding company was in the best interests of stockholders and will provide us with more capabilities to enhance stockholder value.

THE OPENING OF
CLEVELAND POINT FINANCIAL CENTER

  In last year's annual report, we announced that we had outgrown our branch office on Cleveland Road, Wooster, Ohio, and expansion at this site had become necessary due to the rapid residential and commercial development occurring in the northern part of the city.

  Construction of the new Cleveland Point Financial Center began last summer and it was completed in time for a grand opening in December, 1997, at the height of the Christmas holiday season. As mentioned earlier, we are most gratified by the public's reception to this new banking facility, and growth in deposits and loans has far surpassed our projections.

  Planning for the Cleveland Point Financial Center was five years in the making. This amount of time was required to purchase two adjacent land parcels, obtain approvals for a zoning change and rerouting of a street, and develop the architectural and landscape design. Our ability to serve customers more efficiently and conveniently made the wait well worthwhile.

  The new two-story modern structure was constructed 100 yards south of the former Cleveland Road office, where we had served our customers since 1978. The

           [PHOTO OF CLEVELAND POINT FINANCIAL CENTER APPEARS HERE] former building was razed to provide increased parking space for the new financial center.

  In addition to the lobby and teller station area, the 5,000 square feet Cleveland Point Financial Center has five private offices, a conference room, a walk-in vault with safe deposit boxes, three drive-through lanes and a drive-up automatic teller machine.

  Besides the traditional banking products and services, Wayne Savings has placed its Consumer Investments Department at this location, which includes trust services, annuity investments, and all types of retirement account plans.

VILLAGE SAVINGS BANK

  In November, 1997, Wayne Savings filed applications with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation for permission to establish a newly chartered federal savings bank in North Canton, Ohio. Regulatory approval by the OTS was received on March 30, 1998, and the FDIC added their approval on May 19, 1998.

  The "de novo" community bank will be named Village Savings Bank, F.S.B. and is scheduled to open for business in the third calendar quarter of 1998. In its application, Wayne Savings Community Bank agreed to invest $ 3 million to provide the initial capitalization for the new bank. Although Village Savings Bank has received an independent charter and separate federal insurance of accounts, it is a wholly-owned operating subsidiary of Wayne Savings Community Bank.

  Several business people and former bankers from the North Canton area will comprise the officers and a majority of the Board of Directors. Charles F. Finn, President of Wayne Savings Community Bank will serve as Chairman of the Board, and Executive Vice President Wanda Christopher-Finn will also be a director.

  An existing bank building on South Main Street in North Canton was purchased last year to house Village Savings Bank. The one-story brick building, formerly occupied as a branch office by a large regional bank, is situated in a primarily residential area and has three drive-in lanes, a drive-up ATM, and a walk-in vault with safe deposit boxes. The bank building has been completely refurbished in preparation for the opening of Village Savings Bank.

                  [LOGO OF VILLAGE SAVINGS BANK APPEARS HERE]


  Due to the prevalence of large regional banks in the North Canton area, we believe a great opportunity exists for a local community bank specializing in personalized financial services. The Stark County, Ohio market is expected to be a significant new source for growth in deposits, home loans, and consumer loans.

OTHER 1998 ACCOMPLISHMENTS

 . Conducted two very successful promotions for home equity lines of credit with staff incentives, resulting in an increase of $3 million in outstanding balances.

 . Entered into an agreement with a regional commercial bank for the offering of Trust Referral Services to assist our customers with estate planning.

 . Introduced the "Equilink" variable annuity, which is tied to the S&P 500 stock index. This new product complements our fixed-rate annuity investment product.

 . Installed consolidated accounting systems to account for and segregate reporting of the activities of the holding company and subsidiaries.

 . Developed an Action Plan to ensure Year 2000 computer systems readiness and compliance.

 . Completed the installation of Marketing Customer Information File (MCIF) technology to more efficiently identify our target markets.

                 [PHOTO OF VILLAGE SAVINGS BANK APPEARS NERE]

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc., ("Wayne" or the "Company") the stock holding company parent of Wayne Savings Community Bank (the "Bank"), formerly named The Wayne Savings and Loan Company, at the dates and for the periods indicated. For additional information about Wayne, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                          At March 31,
                                     ----------------------------------------------------
                                         1998        1997      1996      1995      1994
                                     ------------  --------  --------  --------  --------
                                                        (In Thousands)
Selected Financial Condition Data

Total assets                           $259,752    $252,175   $248,503  $241,359  $239,614
Loans receivable, net/1/                207,879     209,404    206,513   201,857   182,963
Mortgage-backed securities/2/             4,275         873      1,929     2,920     4,032
Investment securities/3/                 21,901      24,470     19,675    25,542    33,114
Cash and cash equivalents/4/             13,169       7,606     10,190     3,073    11,389
Deposits                                217,621     211,442    210,158   205,497   216,873
Stockholders' equity                     24,426      23,115     22,852    21,860    20,358

/1/ Includes loans held for sale.
/2/ Includes mortgage-backed securities held as either available for sale or held for sale.
/3/ Includes certificates of deposit in other financial institutions.
/4/ Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.

                                                    Year Ended March 31,
                                     ----------------------------------------------------
                                         1998        1997      1996      1995      1994
                                     ------------  --------  --------  --------  --------
                                                        (In Thousands)
Selected Operating Data:
Interest income                        $19,236     $18,719    $18,328   $17,360   $18,262
Interest expense                        11,084      10,610     10,541     9,249     9,844
                                       -------     -------    -------   -------   -------
  Net interest income.                   8,152       8,109      7,787     8,111     8,418
Provision for loan losses                   60          20         20        25       110
                                       -------     -------    -------   -------   -------
  Net interest income after provision
    for loan losses                      8,092       8,089      7,767     8,086     8,308
Other income                               854         575        607       489       856
General, administrative
  and other expense1                     6,144       7,588      6,189     6,051     5,948
                                       -------     -------    -------   -------   -------
Earnings before income taxes             2,802       1,076      2,185     2,524     3,216
Federal income taxes                       953         367        774       882     1,044
                                       -------     -------    -------   -------   -------
  Net earnings                         $ 1,849     $   709    $ 1,411   $ 1,642   $ 2,172
                                       -------     -------    -------   -------   -------

/1/ The fiscal year ended March 31, 1997 includes a one-time charge of $1.3 million to recapitalize the Savings Association Insurance Fund ("SAIF") and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Road location.

                             FINANCIAL HIGHLIGHTS

    As of and for the years ended March 31, 1998, 1997, 1996, 1995 and 1994

                  [FINANCIAL HIGHLIGHTS GRAPHS APPEARS HERE]


           Net Earnings                           Net Interest Margin
           ------------                           -------------------

       FY 94   $ 2.2 million                         FY 94    3.62%
       FY 95   $ 1.6 million                         FY 95    3.51%
       FY 96   $ 1.4 million                         FY 96    3.30%
       FY 97   $ 0.7 million                         FY 97    3.40%
       FY 98   $ 1.8 million                         FY 98    3.34%


           Total Assets                            Stockholders' Equity
           ------------                            -------------------

       FY 94   $239.6 million                     FY 94    $20.4 million
       FY 95   $241.4 million                     FY 95    $21.9 million
       FY 96   $248.5 million                     FY 96    $22.9 million
       FY 97   $252.2 million                     FY 97    $23.1 million
       FY 98   $259.8 million                     FY 98    $24.4 million

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CON'T.)


                                                  At or For the Year Ended March 31,
                                              -------------------------------------------
                                               1998     1997     1996     1995     1994
                                              -------  -------  -------  -------  -------
Key Operating Ratios and Other Data:
Return on average assets (net earnings
  divided by average total assets)/1/           .73%     .29%     .58%     .69%     .91%
Return on average equity (net earnings
  divided by average equity)/1/                7.72     3.08     6.32     7.74    12.77
Average equity to average assets ratio         9.42     9.32     9.21     8.92     7.12
Equity to assets at period end                 9.40     9.17     9.20     9.06     8.50
Interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)                         2.98     3.03     2.92     3.18     3.32
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)                              3.34     3.40     3.30     3.51     3.62
General, administrative and other
  expense to average assets/1/, /2/            2.42     3.07     2.57     2.54     2.48
Non-performing loans to loans
  receivable, net                               .15      .46     1.01      .83      .24
Non-performing assets to total assets           .48      .70     1.35      .70      .19
Average interest-earning assets to
  average interest-bearing liabilities       108.02   108.35   108.48   108.16   106.98
Allowance for loan losses to
  non-performing loans                       234.09    95.01    42.57    58.32   214.54
Allowance for loan losses to
  non-performing assets                       57.50    51.61    26.41    57.74   214.54
Net interest income after provision for
  loan losses, to general, administrative
  and other expense1, /2/                    131.71   106.60   124.77   133.65   140.77
Number of full-service offices                    6        6        6        6        6

/1/ The fiscal year ended March 31, 1997 includes a one-time charge of $1.3 million to recapitalize the SAIF and a $113,000 write-off of certain fixed assets relating to construction of a new branch facility.

/2/ In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

  Effective November 25, 1997, Wayne Savings Community Bank (the "Bank"), formerly named The Wayne Savings and Loan Company, completed its reorganization into a two-tier mutual holding company structure. In the reorganization, each share of the Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. ("Wayne" or the "Company") common stock. The reorganization of the Bank was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. As a result of the reorganization, the Company now serves as the stock holding company parent of the Bank.

  The Company's net earnings are primarily dependent on its net interest income, which is the difference between interest income earned on its loan, mortgage-backed securities, and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowings. The Company's net earnings also are affected by its provision for loan losses, as well as the amount of other income, including fees and service charges, and general, administrative and other expense, such as salaries and employee benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

Business Strategy

  The Company's current business strategy is to operate a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) emphasizing the origination of one- to four-family residential mortgage loans and consumer loans in the Company's market area; (3) reducing interest rate risk exposure by better matching asset and liability maturities and rates; (4) maintaining high asset quality; (5) maintaining a strong retail deposit base; and (6) maintaining capital in excess of regulatory requirements.

Discussion of Financial Condition

  In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and actual results could differ significantly from those discussed in forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, the following matters: (1) management's determination of the amount and adequacy of the allowance for loan losses; (2) the effect of changes in interest rates; (3) the effect of the year 2000 on information technology systems; and (4) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

  At March 31, 1998, the Company had total assets of $259.8 million, an increase of $7.6 million, or 3.0%, from March 31, 1997.

  Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $35.1 million, an increase of approximately $3.0 million, or 9.3%, from March 31, 1997 levels. Regulatory liquidity approximated 15.7% at March 31, 1998, compared to 15.4% at March 31, 1997.

  Loans receivable decreased by approximately $1.5 million to $207.9 million at March 31, 1998 from $209.4 million at March 31, 1997. This decrease resulted from principal repayments of $49.4 million and sales of loans totaling $7.1 million, which were offset by loan disbursements of $54.2 million. The allowance for loan losses totaled $721,000 at March 31, 1998, as compared to $914,000 at March 31, 1997. Nonperforming loans totaled $308,000 at March 31, 1998 and $962,000 at March 31, 1997. The allowance for loan losses totaled 234.1% and 95.0% of nonperforming loans at March 31, 1998 and March 31, 1997 respectively. Although management believes that the allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

  Deposits increased by approximately $6.2 million from $211.4 million at March 31, 1997 to a total of $217.6 million at March 31, 1998. The increase in deposits was primarily attributable to management's continuing efforts to achieve a moderate rate of growth through marketing and business strategies.

  The Bank is subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At March 31, 1998, the Bank's tangible and core capital of $23.6 million, or 9.1%, exceeded the minimum 1.5% and 3.0% requirements of $3.9 million and $7.8 million, respectively, by $19.7 million and $15.8 million. The Bank's risk-based capital of $24.3 million, or 17.4%, exceeded the 8.0% minimum requirement by approximately $13.1 million.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)

Results of Operations

  General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company reported net earnings of $1.8 million, $709,000 and $1.4 million for fiscal years ended March 31, 1998, 1997 and 1996, respectively.

  Interest Income. Interest income totaled $19.2 million for the fiscal year ended March 31, 1998, an increase of $517,000, or 2.8%, from interest income of $18.7 million for the fiscal year ended March 31, 1997. The increase was primarily due to an increase in the average yield on interest-earning assets to 7.89% for the fiscal year ended March 31, 1998, from 7.85% for the fiscal year ended March 31, 1997, and by a $5.3 million, or 2.2%, increase in average interest-earning assets from $238.5 million to $243.8 million. Interest income on loans receivable for the year ended March 31, 1998 totaled $17.1 million, unchanged from the previous year. Interest income on mortgage-backed securities increased by $6,000, or 6.2%, from $97,000 to $103,000. This increase was caused by an increase in the average balance of mortgage-backed securities by $351,000 which was partially offset by the yield decreasing from 7.15% to 6.03%. Interest income on investment securities increased by $172,000, or 21.4% from $805,000 to $977,000. This increase was caused by a $2.8 million, or 22.3%, increase in the average balance of investment securities, which was offset by a decrease in the yield on those securities from 6.31% to 6.26%. The decrease in yield is due to the decrease in interest rates over the past year. Interest income from interest-bearing deposits increased by $330,000, or 43.5%, from $758,000 to $1.1 million. The increase was caused by an increase of $3.9 million in the average balance outstanding, along with an increase in the yield from 5.00% to 5.69%.

  Interest income totaled $18.7 million for the fiscal year ended March 31, 1997, an increase of $391,000, or 2.1% from interest income of $18.3 million for the fiscal year ended March 31, 1996. The increase was primarily due to an increase in the average yield on interest-earning assets to 7.85% for the fiscal year ended March 31, 1997, from 7.77% for the fiscal year ended March 31, 1996, and by a $2.5 million, or 1.1% increase in average interest-earning assets from $236.0 million to $238.5 million. Interest income on loans receivable for the year ended March 31, 1997 totaled $17.1 million, an increase of $419,000, or 2.5% from the previous year. This increase resulted from an increase in the average loans receivable balance from $206.8 million to $209.2 million and an increase in the average yield from 8.05% to 8.15%. Interest income on mortgage-backed securities decreased by $50,000, or 34.0%, from $147,000 to $97,000.
This decrease was caused by a $1.4 million decrease in the average balance of mortgage-backed securities, which was partially offset by the yield increasing from 5.36% to 7.15%. Interest income on investment securities decreased by $45,000, or 5.3%, from $850,000 to $805,000. This decrease was caused by a $1.3 million, or 9.5%, decrease in the average balance of investment securities, which was partially offset by an increase in the yield on those securities from 6.04% to 6.31%. The decrease in the average balance is a result of using proceeds from maturing securities to fund loan growth. The increase in yield is due to the increase in short term interest rates over the past year. Interest income from interest bearing deposits increased by $67,000, or 9.7%, from $691,000 to $758,000. The increase was caused by an increase of $2.8 million in the average balance outstanding, which was partially offset by a decrease in the yield from 5.58% to 5.00%. The increase in the average balance outstanding is a result of short term investment of deposit growth.

  Interest Expense. Interest expense for the fiscal year ended March 31, 1998 totaled $11.1 million, an increase of $474,000, or 4.5%, from interest expense of $10.6 million for the fiscal year ended March 31, 1997. The increase was a result of an increase in average interest-bearing liabilities to $225.7 million from $220.1 million, accompanied by an increase in the average cost of funds to 4.91% in the current fiscal year from 4.82% in the previous fiscal year. Interest expense on deposits increased by $188,000, or 1.9%, to $10.2 million from $10.0 million in the previous fiscal year. This increase was caused by a $2.4 million increase in the average deposits outstanding, from $208.3 million for fiscal 1997 to $210.7 million in fiscal 1998 and an increase in the cost of deposits to 4.84% from 4.80%. Interest expense on borrowings for the fiscal year ended March 31, 1998 was $890,000, an increase of $286,000 over the previous fiscal year. The increase was due to a $3.2 million increase in the average balance outstanding and an increase in the average cost of borrowings to 5.93% from 5.10%.

  Interest expense for the fiscal year ended March 31, 1997 totaled $10.6 million, an increase of $69,000, or .7% over interest expense of $10.5 million for the fiscal year ended March 31, 1996. The increase was a result of an increase in the average interest-bearing liabilities to $220.1 million from $217.5 million, which was partially offset by a decrease in the average cost of funds, to 4.82% from 4.85% in the previous fiscal year. Interest expense on deposits increased by $233,000, or 2.4%, to $10.0 million from $9.8 million in the previous fiscal year. This increase was caused by a $3.9 million increase in the average deposits outstanding, from $204.4 million for fiscal 1996 to $208.3 million in fiscal 1997 and an increase in the average cost of deposits to 4.80% from 4.78%. Interest expense on borrowings for the fiscal year ended March 31, 1997 was $604,000, a decrease of $164,000 from the previous fiscal year. The decrease was due to a $1.3 million decrease in the average balance outstanding and a decrease in the average cost of borrowings to 5.10% from 5.83%.

  Net Interest Income. Net interest income totaled $8.2 million for the year ended March 31, 1998, an increase of $43,000, or 0.5%, from net interest income of $8.1 million for the fiscal year ended March 31, 1997. The increase in net interest income resulted primarily from the increase in the Company's balance of interest-earning assets at a slightly higher yield, which were offset by an increase in interest-bearing liabilities accompanied by an increased average cost.

  Net interest income totaled $8.1 million for the year ended March 31, 1997, an increase of $322,000, or 4.1%, from net interest income of $7.8 million for the fiscal year ended March 31, 1996. The increase in net interest income resulted primarily from the increase in the Company's average yield on loans to 8.15% for the year ended March 31, 1997 from 8.05% for the year ended March 31, 1996.

  Provision for Losses on Loans. The Bank maintains an allowance for loan losses based on prior loss experience, the level of non-performing and problem loans in the portfolio, and the potential effects on the portfolio of general economic conditions. The Bank's allowance for loan losses was $721,000, or .35% of loans receivable at March 31, 1998, $914,000, or .44% of loans receivable at March 31, 1997, and $888,000, or .43% of loans receivable at March 31, 1996.
The Bank increased its provision for loan losses to $60,000 for the fiscal year ended March 31, 1998, primarily based upon management's assessment of the risk inherent in the loan portfolio and management's assessment of the collateral securing non-performing loans. The Bank maintained its provision for loan losses at $20,000 for the fiscal years ended March 31, 1997 and 1996, primarily as a result of the Bank's low level of non-performing loans.

  At March 31, 1998, 1997, and 1996, the Bank's loss allowance was primarily composed of $706,000, $684,000, and $878,000, general allowance respectively, as defined by Office of Thrift Supervision ("OTS") regulations. The breakdown of general loss allowances and specific loss allowances is made for regulatory accounting only. General loan valuation allowances are added back to capital when computing risk-based capital. Both general and specific loss allowances are charged against earnings. The financial statements of the Bank are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and, accordingly, provisions for loan losses are based on management's assessment of the factors set forth above. The Bank reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances.

  Other Income. Other income, consisting primarily of gains on the sale of loans, service fees, and charges on deposit accounts increased by $279,000, or 48.5%, to $854,000 for the year ended March 31, 1998, from $575,000 for the fiscal year ended March 31, 1997. The increase was primarily attributed to an increase of $181,000 in gain on sale of fixed-rate mortgage loans due to a higher volume of sales during the fiscal year ended March 31, 1998. Fixed-rate mortgage loans totaling $7.1 million were sold in fiscal year ended March 31, 1998 as compared to $1.9 million in fiscal year ended March 31, 1997.

  Other income decreased by $32,000, or 5.3%, to $575,000 for the fiscal year ended March 31, 1997, from $607,000 for the fiscal year ended March 31, 1996. The decrease was primarily attributed to a decrease of $33,000 in gain on sale of fixed-rate mortgage loans due to a lower volume of sales during the fiscal year ended March 31, 1997. Fixed-rate mortgage loans totaling $1.9 million were sold in fiscal year ended March 31, 1997 as compared to $3.1 million in fiscal year ended March 31, 1996.

  General, Administrative and Other Expense. General, administrative and other expense, consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, and other operating expenses, totaled $6.1 million for the year ended March 31, 1998, a decrease of $1.4 million, or 19.0% compared to fiscal 1997. The decrease was primarily attributed to a $1.6 million, or 88.6%, decrease in federal deposit insurance premiums and a $129,000 decrease in loss on disposition of office premises and equipment as explained below.

  General, administrative and other expense, totaled $7.6 million for the year ended March 31, 1997, an increase of $1.4 million, or 22.6% over fiscal 1996. The increase was primarily attributed to a $1.2 million, or 230.7%, increase in federal deposit insurance premiums and a $165,000 increase in loss on disposition of office premises and equipment. The increase in federal deposit insurance premiums was due to the one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). The assessment was finalized at $.657 per $100 of deposits as of March 31, 1995, which amounted to $1.3 million, or $887,000 after taxes for the Company. The increase in loss on disposition of office premises and equipment was due to

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)


the write-off of certain fixed assets relating to the construction of the new facility at the Cleveland Road branch.

  Income Taxes. The provision for income taxes totaled $953,000 for the year ended March 31, 1998, compared to $367,000 for the year ended March 31, 1997. The increase in income taxes reflected the higher levels of pre-tax earnings for the period ended March 31, 1998.

  The provision for income taxes totaled $367,000 for the year ended March 31, 1997, compared to $774,000 for the year ended March 31, 1996. The decrease in income taxes generally reflected the lower levels of pre-tax earnings for the period ended March 31, 1997.

Average Balance Sheet

  The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

                                                                        Year Ended  March 31,
                            ---------------------------------------------------------------------------------------------------
                                          1998                                1997                            1996
                            ------------------------------------  ------------------------------  ------------------------------
                              Average                  Average    Average              Average    Average              Average
                              Balance    Interest    Yield/Cost   Balance  Interest  Yield/Cost   Balance  Interest  Yield/Cost
                            ----------- ----------- ------------ --------- --------- ----------- --------- --------  ----------
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net     $207,377     $ 17,068      8.23%      $209,219    $17,059         8.15%  $206,775    $16,640   8.05%
  Mortgage-backed
   securities1                 1,708          103      6.03          1,357         97         7.15      2,740        147   5.36
  Investment securities       15,598          977      6.26         12,750        805         6.31     14,083        850   6.04
  Interest-bearing
   deposits2                  19,112        1,088      5.69         15,171        758         5.00     12,381        691   5.58
                            --------     --------    ------       --------   --------   ----------   --------   --------  -----
    Total interest-earning
      assets                 243,795       19,236      7.89        238,497     18,719         7.85    235,979     18,328   7.77
                                         --------    ------                  --------   ----------              --------  -----
Non-interest-earning assets   10,531                                 8,553                              6,422
                            --------                              --------                           --------
    Total assets            $254,326                              $247,050                           $242,401
                            ========                              ========                           ========
Interest-bearing
 liabilities:
  Deposits                  $210,697       10,194      4.84       $208,289     10,006         4.80   $204,353      9,773   4.78
  Borrowings                  15,007          890      5.93         11,835        604         5.10     13,176        768   5.83
                            --------     --------    ------       --------   --------   ----------   --------   --------  -----
    Total interest-bearing
      liabilities            225,704       11,084      4.91        220,124     10,610         4.82    217,529     10,541   4.85
                                         --------    ------                  --------   ----------              --------  -----
Non-interest-bearing
 liabilities                   4,666                                 3,901                              2,559
                            --------                              --------                           --------
    Total liabilities        230,370                               224,025                            220,088
Stockholders' equity          23,956                                23,025                             22,313
                            --------                              --------                           --------
    Total liabilities and
      stockholders' equity  $254,326                              $247,050                           $242,401
                            --------                              --------                           --------
Net interest income                      $  8,152                            $  8,109                           $ 7,787
                                         ========                            ========                           ========
Interest rate spread3                                  2.98%                                  3.03%                        2.92%
                                                     ======                             ==========                        =====
Net yield on
 interest-earning
  assets4                                              3.34%                                  3.40%                        3.30%
                                                     ======                             ==========                        =====
Ratio of average
 interest-earning
  assets to average
   interest-bearing
  liabilities                                        108.02%                                108.35%                      108.48%
                                                     ======                             ==========                        =====

/1/ Includes mortgage-backed securities desgnated as available for sale.

/2/ Includes federal funds sold and interest-bearing deposits in other financial institutions.

/3/ Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

/4/ Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

  The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume) which have been allocated proportionately between changes in rate and changes in volume; and (iv) the net change.

                                                                  Year Ended March 31,
                                         -------------------------------------------------------------------------------------------
                                                         1998 vs. 1997                                     1997 vs. 1996
                                         ---------------------------------------------         -------------------------------------
                                             Increase (Decrease)                               Increase (Decrease)
                                                    Due to                 Total                     Due to                 Total
                                        ---------------------------       Increase           -----------------------       Increase
                                          Volume            Rate          (Decrease)          Volume         Rate         (Decrease)
                                        ----------       ----------      -----------         ---------     ---------      ----------
                                                                             (In thousands)
Interest income attributable to:
  Loans receivable                          $(154)          $163             $  9               $204          $215          $ 419
  Mortgage-backed securities                   23            (17)               6                (87)           37            (50)
  Other interest-earning assets               412             90              502                 61           (39)            22
                                            -----           ----             ----               ----          ----          -----
    Total interest-earning assets             281            236              517                178           213            391
Interest expense attributable to:
  Deposits                                    110             78              188                190            43            233
  Borrowings                                  178            108              286                (74)          (90)          (164)
                                            -----           ----             ----               ----          ----          -----
    Total interest-bearing liabilities        288            186              474                116           (47)            69
                                            -----           ----             ----               ----          ----          -----
  Increase (decrease) in
     net interest income                    $  (7)          $ 50             $ 43               $ 62          $260          $ 322
                                            =====           ====             ====               ====          ====          =====

Asset and Liability Management-Interest Rate
Sensitivity Analysis

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

  The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating ARM loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in a low interest rate environment, which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 1998. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company has not been successful in lengthening the maturities of its deposits in the current low interest rate environment. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

  The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Board of Directors has adopted a policy that requires the Company to maintain a gap between negative 10% and positive 10%. As of March 31, 1998, based on internal calculations, the Company's gap position was within the approved range.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)

Liquidity and Capital Resources

  The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4%. The Bank's liquidity ratio averaged 15.72% during the month of March 1998 and 16.05% during the fiscal year ended March 31, 1998. The Bank adjusts liquidity as appropriate to meet its asset and liability management objectives.

  The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired level of deposits and cost of funds. In addition, the Bank invests excess funds in federal funds, and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other assets qualifying for liquidity outstanding at March 31, 1998, 1997, and 1996, amounted to $34.4 million, $32.3 million, and $30.9 million, respectively. For additional information about cash flows from the Company's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

  A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

  Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB") to provide an additional source of funds. At March 31, 1998, the Company had $16.0 million in outstanding advances from the FHLB.

  At March 31, 1998, the Company had outstanding loan commitments of $6.7 million. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 1998, totaled $91.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Other Matters

  As with all providers of financial services, the Company's operations are heavily dependent on information technology systems. The Company is addressing the potential problems associated with the possibility that the computers that control or operate the Company's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Company is working with the companies that supply or service its information technology system to identify and remedy any year 2000 related problems.

  As of the date of this annual report, the Company has not identified any specific expenses that are reasonably likely to be incurred by the Company in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that the Company is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Company's current systems, programs and equipment year 2000 compliant, the Company's net earnings and financial condition could be adversely affected.

  In addition to possible expense related to its own systems, the Company could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Company's primary market area. Because the Company's loan portfolio is highly diversified with regard to individual borrowers and types of business and the Company's primary market area is not significantly dependent upon one employer or industry, the Company does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

Impact of Inflation and Changing Prices

  The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of Recent Accounting Pronouncements

  In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets, and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

  An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

  SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

  SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS 125 effective January 1, 1998, as required, without material effect on the Company's financial position or results of operations.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

  SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

Common Stock and Related Matters

  Effective June 23, 1993, the Bank reorganized from mutual to stock form and established Wayne Savings Bankshares, M.H.C., a mutual holding company (the "Holding Company"). The Bank's initial public offering of Common Stock closed on June 23, 1993. Shares of Common Stock were issued and sold in that offering at $5.25 (adjusted) per share. On June 10, 1998, the Bank paid a 10% stock dividend. In addition, on June 12, 1997 and June 11, 1996, the Bank paid a three-for two stock split, and a 5% stock dividend, respectively. References herein to an adjusted number of shares or price per share reflect an adjustment due to these stock distributions.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)


  Effective November 25, 1997, the Bank completed its reorganization into a two-tier mutual holding company structure. In the reorganization, each share of the Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock. The reorganization of the Bank was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. As a result of the reorganization, the Company now serves as the stock holding company parent of the Bank.

  The Company's common stock trades over-the-counter on the Nasdaq Small-Cap Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's common stock (adjusted) during the two most recent fiscal years, together with the cash dividends declared (adjusted).

Fiscal Year Ended                    Cash Dividends
March 31, 1997        High    Low       Declared
-----------------    ------  ------  --------------
First quarter        $13.34  $12.12       $.134
Second quarter        12.12   11.52        .139
Third quarter         14.85   11.66        .139
Fourth quarter        16.52   14.39        .139


Fiscal Year Ended                    Cash Dividends
March 31, 1998        High    Low       Declared
-----------------    ------  ------  --------------
First quarter        $16.82  $15.30       $.141
Second quarter        22.50   15.68        .141
Third quarter         30.00   21.59        .141
Fourth quarter        27.73   25.00        .141

  As of April 10, 1998, the Company had 884 stockholders of record and 2,483,415 outstanding shares (adjusted) of Common Stock. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

  Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

  OTS regulations impose limitations upon all "capital distributions" by savings associations, including cash dividends, payments by a savings association to repurchase or otherwise acquire its stock, payments to stockholders of another savings association in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 association. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

  In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Bank does not contemplate any distribution in a manner that would create federal tax liability.

                [LETTERHEAD OF GRANT THORNTON LLP APPEARS HERE]

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


              Report of Independent Certified Public Accountants


Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. (successor-in-interest to The Wayne Savings and Loan Company) as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years ended March 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years ended March 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP

Cincinnati, Ohio
May 29, 1998

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                As of March 31,
                   (Dollars in thousands, except share data)


                                                                                      1998      1997
                                                                                    --------   --------
ASSETS
Cash and due from banks                                                             $  1,422   $  1,302
Federal funds sold                                                                     4,100      1,125
Interest-bearing deposits in other financial institutions                              7,647      5,179
                                                                                    --------   --------
    Cash and cash equivalents                                                         13,169      7,606
Certificates of deposit in other financial institutions                                8,500      7,500
Investment securities - at amortized cost, approximate market value
  of $13,335 and $16,904 as of March 31, 1998 and 1997                                13,401     16,970
Mortgage-backed securities designated as available for sale - at market                4,032        378
Mortgage-backed securities held to maturity - at cost, approximate market value
  of $245 and $497 as of March 31, 1998 and 1997                                         243        495
Loans receivable - net                                                               206,685    209,404
Loans held for sale - at lower of cost or market                                       1,194          -
Office premises and equipment - at depreciated cost                                    6,461      3,991
Real estate acquired through foreclosure - net                                           946        809
Federal Home Loan Bank stock - at cost                                                 2,719      2,531
Accrued interest receivable on loans                                                   1,152      1,139
Accrued interest receivable on mortgage-backed securities                                 23          7
Accrued interest receivable on investments and interest-bearing deposits                 180        226
Prepaid expenses and other assets                                                      1,047        790
Prepaid federal income taxes                                                               -        329
                                                                                    --------   --------
    Total assets                                                                    $259,752   $252,175
                                                                                    --------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                            $217,621   $211,442
Advances from the Federal Home Loan Bank                                              16,000     16,000
Loan payable to Employee Stock Ownership Plan                                              -         35
Advances by borrowers for taxes and insurance                                            783        701
Accrued interest payable                                                                 197        226
Accounts payable on mortgage loans serviced for others                                   199        126
Other liabilities                                                                        291        382
Accrued federal income taxes                                                               1          -
Deferred federal income taxes                                                            234        148
                                                                                    --------   --------
    Total liabilities                                                                235,326    229,060
Commitments                                                                                -          -
Stockholders' equity
Common stock (20,000,000 shares of $1.00 par value authorized;
  2,258,007 and 1,498,889 shares issued at March 31, 1998
  and 1997, respectively)                                                              2,258      1,499
Additional paid-in capital                                                             5,963      5,844
Retained earnings - substantially restricted                                          16,198     15,777
Less required contributions for shares acquired by Employee Stock Ownership Plan           -        (35)
Less 357 shares of treasury stock                                                        (10)         -
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                                              17         30
                                                                                    --------   --------
    Total stockholders' equity                                                        24,426     23,115
                                                                                    --------   --------
    Total liabilities and stockholders' equity                                      $259,752   $252,175
                                                                                    --------   --------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended March 31,
                   (Dollars in thousands, except share data)


                                                                      1998     1997    1996
                                                                    -------  -------  -------
Interest income:
  Loans                                                             $17,068  $17,059  $16,640
  Mortgage-backed securities                                            103       97      147
  Investment securities                                                 977      805      850
  Interest-bearing deposits and other                                 1,088      758      691
                                                                    -------  -------  -------
     Total interest income                                           19,236   18,719   18,328

Interest expense:
  Deposits                                                           10,194   10,006    9,773
  Borrowings                                                            890      604      768
                                                                    -------  -------  -------
     Total interest expense                                          11,084   10,610   10,541
                                                                    -------  -------  -------

     Net interest income                                              8,152    8,109    7,787
Provision for losses on loans                                            60       20       20
                                                                    -------  -------  -------
     Net interest income after provision for losses on loans          8,092    8,089    7,767

Other income:
  Gain on sale of loans                                                 237       56       89
  Gain on sale of real estate acquired through foreclosure                4        -        9
  Service fees, charges and other operating                             613      519      509
                                                                    -------  -------  -------
     Total other income                                                 854      575      607

General, administrative and other expense:
  Employee compensation and benefits                                  3,203    3,271    3,284
  Occupancy and equipment                                               982      864      828
  Federal deposit insurance premiums                                    203    1,779      538
  Franchise taxes                                                       298      291      278
  (Gain) loss on disposition of office premises and equipment             -      129      (36)
  Other operating                                                     1,458    1,254    1,297
                                                                    -------  -------  -------
     Total general, administrative and other expense                  6,144    7,588    6,189
                                                                    -------  -------  -------
     Earnings before income taxes                                     2,802    1,076    2,185

Federal income taxes:
  Current                                                               860      142      339
  Deferred                                                               93      225      435
                                                                    -------  -------  -------
    Total federal income taxes                                          953      367      774
                                                                    -------  -------  -------
     NET EARNINGS                                                   $ 1,849  $   709  $ 1,411
                                                                    -------  -------  -------
     Earnings per share
       Basic                                                           $.75     $.29     $.58
                                                                    -------  -------  -------
       Diluted                                                         $.73     $.28     $.58
                                                                    -------  -------  -------

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended March 31, 1998, 1997 and 1996
                   (Dollars in thousands, except share data)


                                                                                                         Unrealized
                                                                                                           gains
                                                                                                         (losses) on
                                                                                                          securities    Total
                                             Additional               Shares     Shares      Treasury     designated   stock-
                                     Common   paid-in    Retained    acquired   acquired      stock-     as available  holders'
                                     stock    capital    earnings    by ESOP     by MRP       at cost      for sale    equity
                                    -------  ----------  --------   ----------   -------   ------------  ------------  --------
Balance at April 1, 1995             $1,412    $4,243     $16,464        $(220)     $(75)  $          -       $ 36     $21,860
Principal payments on
  loan to ESOP                            -         -           -           95         -              -          -          95
Amortization of Management
  Recognition Plan                        -        68           -            -        60              -          -         128
Stock options exercised                  12        96           -            -         -              -          -         108
Net earnings for the year
  ended March 31, 1996                    -         -       1,411            -         -              -          -       1,411
Cash dividends of $.48
  per share                               -         -        (743)           -         -              -          -        (743)
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects                     -         -           -            -         -              -         (7)         (7)
                                    -------  --------  -- -------   ----------   -------   ------------   --------     -------
Balance at March 31, 1996             1,424     4,407      17,132         (125)      (15)             -         29      22,852
Principal payments on loan
  to ESOP                                 -        57           -           90         -              -          -         147
Amortization of Management
  Recognition Plan                        -         -           -            -        15              -          -          15
Stock options exercised                   4        35           -            -         -              -          -          39
Net earnings for the year
  ended March 31, 1997                    -         -         709            -         -              -          -         709
Stock dividend                           71     1,345      (1,424)           -         -              -          -          (8)
Cash dividends of $.55
  per share                               -         -        (640)           -         -              -          -        (640)
Unrealized gains on
  securities designated as
  available for sale, net of
  related tax effects                     -         -           -            -         -              -          1           1
                                    -------  --------  -- -------   ----------   -------   ------------   --------     -------
Balance at March 31, 1997             1,499     5,844      15,777          (35)        -              -         30      23,115
Principal payments on loan
  to ESOP                                 -        71           -           35         -              -          -         106
Stock options exercised                  10        48           -            -         -            (10)         -          48
Net earnings for the year
  ended March 31, 1998                    -         -       1,849            -         -              -          -       1,849
Effect of three-for-two
  stock split                           749         -        (754)           -         -              -          -          (5)
Cash dividends of $.56
  per share                               -         -        (674)           -         -              -          -        (674)
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects                     -         -           -            -         -              -        (13)        (13)
                                    -------  --------  -- -------   ----------   -------   ------------   --------     -------
Balance at March 31, 1998            $2,258    $5,963     $16,198   $        -   $     -           $(10)      $ 17     $24,426
                                    -------  --------  -- -------   ----------   -------   ------------   --------     -------

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended March 31,

                                                                                               1998         1997       1996
                                                                                          --------------  ---------  ---------
                                                                                                     (In thousands)
Cash flows from operating activities:
  Net earnings for the year                                                                    $  1,849   $    709   $  1,411
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
   Amortization of discounts and premiums on loans,
     investments and mortgage-backed securities - net                                                14          2         72
   Amortization of deferred loan origination fees                                                  (399)      (338)      (342)
   Depreciation and amortization                                                                    430        402        213
   (Gain) loss on disposition of office premises and equipment                                     -...        129        (36)
   Gain on sale of loans                                                                           (130)       (27)       (43)
   Proceeds from sale of loans in the secondary market                                            7,196      1,957      3,141
   Loans originated for sale in the secondary market                                             (8,260)    (1,901)    (3,103)
   Provision for losses on loans                                                                     60         20         20
   Gain on sale of real estate acquired through foreclosure                                          (4)      -...         (9)
   Federal Home Loan Bank stock dividends                                                          (188)      (169)      (157)
   Amortization expense of employee stock benefit plans                                             161         64        128
   Increase (decrease) in cash due to changes in:
     Accrued interest receivable on loans                                                           (13)        57         16
     Accrued interest receivable on mortgage-backed securities                                      (16)         5          5
     Accrued interest receivable on investments and
       interest-bearing deposits                                                                     46         19        175
     Prepaid expenses and other assets                                                             (257)       509       (424)
     Accrued interest payable                                                                       (29)        34         86
     Accounts payable on mortgage loans serviced for others                                          73       (115)      (263)
     Other liabilities                                                                              (91)        29       (206)
     Federal income taxes
      Current                                                                                      (330)      (267)      (103)
      Deferred                                                                                       93        225        435
                                                                                               --------   --------   --------
        Net cash provided by operating activities                                                   205      1,344      1,016
Cash flows provided by (used in) investing activities:
  Purchase of investment securities                                                             (11,000)   (10,000)    (5,032)
  Proceeds from the maturity of investment securities                                            14,569      7,713      7,030
  Purchase of mortgage-backed securities designated as available for sale                        (4,010)         -          -
  Principal repayments on mortgage-backed securities                                                614      1,048        952
  Loan principal repayments                                                                      49,359     43,274     36,943
  Loan disbursements                                                                            (45,963)   (45,868)   (42,549)
  Purchase of office premises and equipment                                                      (2,900)      (857)    (1,185)
  Proceeds from sale of office equipment                                                              -          -         55
  Proceeds from sale of real estate acquired through foreclosure                                     59        468         26
  (Increase) decrease in certificates of deposit in other financial institutions - net           (1,000)    (2,500)     3,825
                                                                                               --------   --------   --------
        Net cash provided by (used in) investing activities                                        (272)    (6,722)        65
                                                                                               --------   --------   --------
        Net cash provided by (used in) operating and investing activities
          (balance carried forward)                                                                 (67)    (5,378)     1,081
                                                                                               --------   --------   --------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (con't.)

                         For the year ended March 31,


                                                                                            1998          1997          1996
                                                                                        -----------  --------------  ----------
                                                                                                      (In thousands)
Net cash provided by (used in) operating and investing activities                         $    (67)       $ (5,378)   $  1,081
  (balance brought forward)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                           6,179           1,284       4,661
  Proceeds from Federal Home Loan Bank advances                                             13,000          26,000      38,500
  Repayments of Federal Home Loan Bank advances                                            (13,000)        (24,000)    (36,500)
  Advances by borrowers for taxes  and insurance                                                82             119          10
  Dividends paid on common stock                                                              (679)           (648)       (743)
  Proceeds from the exercise of stock options                                                   48              39         108
                                                                                          --------        --------    --------
        Net cash provided by financing activities                                            5,630           2,794       6,036
                                                                                          --------        --------    --------
Net increase (decrease) in cash and cash equivalents                                         5,563          (2,584)      7,117

Cash and cash equivalents at beginning of year                                               7,606          10,190       3,073
                                                                                          --------        --------    --------
Cash and cash equivalents at end of year                                                  $ 13,169        $  7,606    $ 10,190
                                                                                          ========        ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                                  $    797        $    396    $    410
                                                                                          ========        ========    ========
    Interest on deposits and borrowings                                                   $ 11,113        $ 10,576    $ 10,455
                                                                                          ========        ========    ========
Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure                        $    162        $      -    $  1,344
                                                                                          ========        ========    ========
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects                                                            $    (13)       $      1    $     (7)
                                                                                          ========        ========    ========
  Recognition of mortgage servicing rights in accordance with SFAS No. 125                $    107        $     29    $     46
                                                                                          ========        ========    ========

The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1998, 1997 and 1996

                        NOTE A - SUMMARY OF SIGNIFICANT
                              ACCOUNTING POLICIES

  Effective November 25, 1997, Wayne Savings Community Bank (the "Bank"), formerly named The Wayne Savings and Loan Company, completed its reorganization into a two-tier mutual holding company structure with the establishment of a stock holding company as parent of the Bank. In the reorganization, each share of Wayne Savings Community Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock. The reorganization of the Bank was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. Wayne Savings Community Bank is now the wholly-owned subsidiary of Wayne Savings Bancshares, Inc., the stock holding company ("Wayne" or the "Company").

  The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

  The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

  The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

1.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

  The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At March 31, 1998 and 1997, the Company's equity accounts reflected a net unrealized gain on securities designated as available for sale of $17,000 and $30,000, respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

2.  LOANS RECEIVABLE

  Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and amortization of premiums and accretion of discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

  Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

  The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates generally differ from the loan's contractual interest rate resulting in a "yield differential." In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated servicing fee set forth in the loan sale agreement. Such fees approximate the Bank's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then adjustments are made prospectively.

  The Bank recognizes rights to service mortgage loans for others, pursuant to SFAS No. 125 "Accounting for Transfers

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

  SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

  The Bank recognized $107,000, $29,000 and $46,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 1998, 1997 and 1996, respectively.

  The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

  The Bank recorded amortization related to mortgage servicing rights totaling approximately $12,000 and $1,000 for the years ended March 31, 1998 and 1997, respectively. At March 31, 1998 and 1997, the fair value of the Company's mortgage servicing rights totaled approximately $168,000 and $74,000, respectively.

  Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At March 31, 1998, loans held for sale were carried at cost. The Bank had not identified any loans as held for sale at March 31, 1997.

3.  LOAN ORIGINATION FEES

  The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments will be deferred and amortized over the loan commitment period on a straight-line basis.

4.  ALLOWANCE FOR LOAN LOSSES

  It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects), and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

  The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

  A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

  It is the Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

  At March 31, 1998 and 1997, the Bank's investment in impaired loans, as defined, totaled approximately $9,000 and $601,000, respectively. The allowance for credit losses related to such impaired loans totaled $9,000 and $225,000 at those respective dates.

5.  OFFICE PREMISES AND EQUIPMENT

  Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and declining-balance methods over the useful lives of the assets, estimated to be twenty to forty years for buildings and improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

6.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

  Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized.
Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7.  FEDERAL INCOME TAXES

  The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

  The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, certain components of retirement expense, general loan loss allowances, percentage of earnings bad debt deductions and mortgage servicing rights. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

8.  PENSION PLAN

  The Bank has a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to fund current service costs and amortization of past service costs. The Bank's provision for pension expense totaled $114,000, $114,000 and $151,000 for the three years ended March 31, 1998, 1997 and 1996, respectively. These amounts reflect the expense computed by the Bank's actuaries utilizing the modified aggregate funding method and implicitly assuming a 7.50% rate of return on plan assets. As of November 1, 1997, the most recent valuation date, the amount of net assets available for benefits was $1.6 million. The Company has not provided disclosures required by SFAS No. 87, "Accounting for Pension Plans," based upon materiality.

9.  RETIREMENT PLANS AND STOCK OPTION PLANS

  The Bank has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Bank accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires compensation expense recorded by employers to be measured based upon the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $161,000, $174,000 and $210,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

  The Bank had a Management Recognition Plan ("MRP"). The MRP purchased 20,790 shares (adjusted for the Bank's ten percent stock dividend paid during fiscal
1995) of the Bank's common stock in the open market. All of the shares available under the plan were granted to executive officers of the Bank effective upon consummation of the offering. Common stock granted under the MRP vested ratably over a three year period, commencing in June 1993. A provision of $28,000 and $111,000 was charged to expense for the years ended March 31, 1997 and 1996, respectively.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

10.  EARNINGS PER SHARE

  Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding totaled 2,478,312, 2,447,578 and 2,432,396 for the years ended March 31, 1998,
1997 and 1996, respectively.

  Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 2,519,379, 2,490,022 and 2,451,638 for the years ended March 31, 1998, 1997 and 1996, respectively.

  Effective March 31, 1998, the Company began presenting earnings per share pursuant to the provisions of SFAS No. 128 "Earnings Per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to SFAS No. 128.

11.  CASH AND CASH EQUIVALENTS

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than three months.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

  The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 1998 and 1997:

    CASH AND CASH EQUIVALENTS: The carrying amounts presented in the statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

    CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

    INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

    LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

    FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

    DEPOSITS: The fair value of NOW accounts, passbook and club accounts, money market deposits and advances by borrowers is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

    ADVANCES FROM FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

    COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 1998 and 1997, the difference between the fair value and notional amount of loan commitments was not material.

  Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                          1998               1997
                                  -------------------  ------------------
                                  Carrying     Fair    Carrying    Fair
                                    value     value     value     value
                                  ---------  --------  --------  --------
                                              (In thousands)
Financial assets
  Cash and certificates
    of deposit.................... $ 21,669  $ 21,669  $ 15,106  $ 15,106
  Investment securities...........   13,401    13,335    16,970    16,904
  Mortgage-backed
    securities....................    4,275     4,277       873       875
  Loans receivable................  207,879   209,743   209,404   208,426
  Stock in Federal
    Home Loan Bank................    2,719     2,719     2,531     2,531
                                   --------  --------  --------  --------
                                   $249,943  $251,743  $244,884  $243,842
                                   ========  ========  ========  ========
Financial liabilities
  Deposits........................ $217,621  $217,602  $211,442  $205,718
  Advances from the
    Federal Home
    Loan Bank.....................   16,000    15,965    16,000    15,718
  Advances by
    borrowers for taxes
    and insurance.................      783       783       701       701
                                   --------  --------  --------  --------
                                   $234,404  $234,350  $228,143  $222,137
                                   ========  ========  ========  ========

13.  RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform to the 1998 financial statement presentation.

                            NOTE B - INVESTMENT AND
                          MORTGAGE-BACKED SECURITIES

  Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                               1998                1997
                                       -------------------  -------------------
                                                 Estimated            Estimated
                                       Carrying  fair       Carrying  fair
                                       value     value      value     value
                                       --------  ---------  --------  ---------
                                                    (In thousands)
U. S. Government and
  agency obligations.................  $ 13,228  $ 13,162   $ 16,789  $ 16,723
Municipal obligations................       173       173        181       181
                                       --------  --------   --------  --------
                                       $ 13,401  $ 13,335   $ 16,970  $ 16,904
                                       ========  ========   ========  ========

  At March 31, 1998, the carrying value of the Company's investment securities in excess of estimated fair value totaled $66,000, comprised of $6,000 in gross unrealized gains and $72,000 in gross unrealized losses. At March 31, 1997, the carrying value of the Company's investment securities in excess of estimated fair value totaled $66,000, comprised of $95,000 in gross unrealized gains and $161,000 in gross unrealized losses.

  The amortized cost and estimated fair value of U. S. Government and agency obligations and municipal obligations at March 31, 1998 by term to maturity are shown below.

                                                        Estimated
                                                        Amortized   fair
                                                          cost      value
                                                        ---------  -------
                                                          (In thousands)

  Due in one year or less.............................    $ 3,000  $ 2,999
  Due in one to three years...........................      4,500    4,488
  Due in three to five years..........................      3,499    3,476
  Due in over five years..............................      2,402    2,372
                                                          -------  -------
                                                          $13,401  $13,335
                                                          =======  =======

  The Company had not pledged any investment or mortgage-backed securities to secure public deposits at eith er March 31, 1998 or 1997.

  The amortized cost, gross un realized gains, gross unrealized losses, and estimated fair values of mortg age-backed securities at March 31, 1998 and 1997, including those designated as available for sale, are summarized as follows:

                                                       1998
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   unrealized  unrealized     fair
                                     cost       gains       losses      value
                                  ----------  ----------  ----------  ---------
                                                  (In thousands)
Held-to-maturity
  REMICs                            $  243       $  2        $ --       $  245
                                    ======       ====        ====       ======
Available for sale
  Government National
    Mortgage Association
    participation
    certificates                    $  152       $ 20        $ --       $  172
  Federal National
    Mortgage Association
    participation
    certificates                     3,854         16          10        3,860
                                    ------       ----        ----       ------
                                    $4,006       $ 36        $ 10       $4,032
                                    ======       ====        ====       ======

                                                       1997
                                  ---------------------------------------------
                                                Gross       Gross     Estimated
                                  Amortized   unrealized  unrealized     fair
                                     cost       gains       losses      value
                                  ----------  ----------  ----------  ---------
                                                  (In thousands)
Held-to-maturity
  REMICs                            $  495       $  2        $ --       $  497
                                    ======       ====        ====       ======
Available for sale
  Government National
    Mortgage Association
    participation
    certificates                    $  236       $ 31        $ --       $  267
  Federal National
    Mortgage Association
    participation
    certificates                        96         15          --          111
                                    ------       ----        ----       ------
                                    $  332       $ 46        $ --       $  378
                                    ======       ====        ====       ======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

  The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 1998, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               Amortized Cost
                                                               --------------
                                                               (In thousands)
  Due in one year or less                                         $     40
  Due within one to three years                                      1,196
  Due within three to five years                                       852
  Due after five years                                               2,161
                                                                  --------
                                                                  $  4,249
                                                                  ========

                           NOTE C - LOANS RECEIVABLE

  The composition of the loan portfolio at March 31 is as follows:

                                                             1998      1997
                                                           --------  --------
                                                             (In thousands)
Residential real estate - 1 to 4 family                    $180,895  $184,381
Residential real estate - multi-family                        7,091     5,491
Residential real estate - construction                        3,963     5,717
Nonresidential real estate and land                           5,838     6,519
Education                                                     3,868     4,355
Automobile                                                      890     1,761
Consumer and other                                            8,831     6,221
                                                           --------  --------
                                                            211,376   214,445
Less:
  Undisbursed portion of loans in
    process                                                   2,088     2,111
  Deferred loan origination fees                              1,882     2,016
  Allowance for loan losses                                     721       914
                                                           --------  --------
                                                           $206,685  $209,404
                                                           ========  ========

  As depicted above, the Bank's lending efforts have historically focused on one-to-four-family residential and multi-family residential real estate loans, which comprise approximately $189.9 million, or 92%, of the total loan portfolio at March 31, 1998, and $193.5 million, or 92%, of the total loan portfolio at March 31, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.

  As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $37.8 million, $37.5 million and $41.5 million at March 31, 1998, 1997 and 1996, respectively.

  In the normal course of business, the Bank has made loans to its directors, officers and their related business interests. Related party loans must be made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. However, recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $209,000, $400,000 and $352,000 at March 31, 1998, 1997 and 1996, respectively.

                      NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                                           1998    1997    1996
                                                          ------  ------  ------
                                                             (In thousands)
Balance at beginning of year                              $ 914   $ 888   $ 981
Provision for loan losses                                    60      20      20
(Charge-offs) recoveries - net                             (253)      6    (113)
                                                          -----   -----   -----
Balance at end of year                                    $ 721   $ 914   $ 888
                                                          =====   =====   =====

  As of March 31, 1998, the Bank's allowance for loan losses was comprised of a general loan loss allowance of $706,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $15,000.

  Nonaccrual and nonperforming loans totaled approximately $308,000, $962,000 and $2.1 million at March 31, 1998, 1997 and 1996, respectively.

  During the years ended March 31, 1998, 1997 and 1996 interest income of approximately $23,000, $62,000 and $135,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                           NOTE E - OFFICE PREMISES
                                 AND EQUIPMENT

  Office premises and equipment at March 31 are comprised of the following:

                                                            1998      1997
                                                          --------  --------
                                                            (In thousands)
Land and improvements                                     $  1,390  $  1,355
Office buildings and improvements                            3,776     2,477
Furniture, fixtures and equipment                            4,992     3,876
Automobiles                                                     84        84
                                                          --------  --------
                                                            10,242     7,792
Less accumulated depreciation
  and amortization                                           3,781     3,801
                                                          --------  --------
                                                          $  6,461  $  3,991
                                                          ========  ========

                               NOTE F - DEPOSITS

  Deposits consist of the following major classifications at March 31:

                                                               1998      1997
                                                             --------  --------
DEPOSIT TYPE AND WEIGHTED-                                     (In thousands)
AVERAGE INTEREST RATE
NOW accounts
  1998 - 2.14%                                               $ 21,062
  1997 - 2.23%                                                         $ 19,228
Passbook
  1998 - 2.98%                                                 39,111
  1997 - 2.98%                                                           41,233
Money Market Investor
  1998 - 3.00%                                                  9,448
  1997 - 2.99%                                                            9,815
                                                             --------  --------
Total demand, transaction and
  passbook deposits                                            69,621    70,276
Certificates of deposit
  Original maturities of:
  Less than 12 months
    1998 - 5.39%                                               29,350
    1997 - 5.34%                                                         21,016
  12 months to 24 months
    1998 - 5.50%                                               37,069
    1997 - 5.38%                                                         44,136
  25 months to 36 months
    1998 - 5.93%                                               40,862
    1997 - 6.07%                                                         28,591
  More than 36 months
    1998 - 6.71%                                               13,523
    1997 - 6.61%                                                         16,995
  Jumbo
    1998 - 6.11%                                               27,196
    1997 - 6.12%                                                         30,428
                                                             --------  --------
Total certificates of deposit                                 148,000   141,166
                                                             --------  --------
Total deposit accounts                                       $217,621  $211,442
                                                             ========  ========

  At March 31, 1998 and 1997, the Bank had deposits with balances in excess of $100,000 totaling $33.4 million and $32.1 million, respectively.

  Interest expense on deposits for the years ended March 31 is summarized as follows:

                                                     1998      1997      1996
                                                   --------  --------  --------
                                                          (In thousands)
Passbook                                           $  1,181  $  1,291   $ 1,355
NOW and money market
  deposit accounts                                      732       750       758
Certificates of deposit                               8,281     7,965     7,660
                                                   --------  --------   -------
                                                   $ 10,194  $ 10,006   $ 9,773
                                                   ========  ========   =======

  Maturities of outstanding certificates of deposit at March 31 are summarized as follows:

                                                          1998      1997
                                                        --------  --------
                                                          (In thousands)
  Less than one year                                    $ 91,867  $ 99,684
  One to three years                                      51,868    37,486
  Over three years                                         4,265     3,996
                                                        --------  --------
                                                        $148,000  $141,166
                                                        ========  ========

                          NOTE G - ADVANCES FROM THE
                            FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank, collateralized at March 31, 1998 and 1997 by pledges of certain residential mortgage loans totaling $24.0 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest                   Maturing in year
Rate                       ending March 31,              1998      1997
                           ----------------            --------  --------
                                                     (Dollars in thousands)
  5.55% - 5.85%                  1998                  $    --   $87,000
  5.60% - 6.15%                  1999                   14,000     7,000
  6.20% - 6.35%                  2001                    2,000     2,000
                                                       -------   -------
                                                       $16,000   $16,000
                                                       -------   -------
  Weighted-average interest rate                          5.94%     5.91%
                                                       -------   -------

                         NOTE H - FEDERAL INCOME TAXES

  The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended March 31 as follows:

                                                         1998    1997    1996
                                                        ------  ------  ------
                                                            (In thousands)
Federal income taxes computed
  at statutory rate                                     $ 953   $ 366   $ 743
Increase (decrease) in taxes
resulting from:
  Tax exempt interest                                      (3)     (3)     (4)
  Other                                                     3       4      35
                                                        -----   -----   -----
Federal income tax provision
  per financial statements                              $ 953   $ 367   $ 774
                                                        =====   =====   =====

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

  The composition of the Company's net deferred tax liability at March 31 is as follows:

                                                                 1998    1997
                                                                ------  ------
                                                                (In thousands)
Taxes (payable) refundable on temporary
differences at statutory rate:
  Deferred tax assets
    Deferred loan origination fees                              $ 262   $ 238
    General loan loss allowance                                   240     233
    Other                                                          48      53
                                                                -----   -----
  Deferred tax assets                                             550     524
  Deferred tax liabilities
    Federal Home Loan Bank
      stock dividends                                            (524)   (460)
    Book/tax depreciation differences                            (127)   (104)
    Unrealized gains on securities
      designated as available for sale                             (9)    (16)
    Percentage of earnings bad debt
      deduction                                                   (67)    (67)
    Mortgage servicing rights                                     (57)    (25)
                                                                -----   -----
  Deferred tax liabilities                                       (784)   (672)
                                                                -----   -----
    Total deferred tax liability                                $(234)  $(148)
                                                                -----   -----

  The Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The percentage of earnings bad debt deduction for additions prior to fiscal 1988 totaled approximately $2.7 million as of March 31, 1998.
If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $918,000 at March 31, 1998. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                             NOTE I - COMMITMENTS

  The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

  At March 31, 1998 and 1997, the Bank had outstanding commitments to originate fixed rate loans of approximately $6.6 million and $1.5 million, respectively, and adjustable rate loans of approximately $140,000 and $638,000, respectively. Additionally, the Bank had unused lines of credit under home equity loans of $9.8 million at March 31, 1998. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

                          NOTE J - REGULATORY CAPITAL

  The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to four-family residential loans carry a risk-weighted factor of 50%.

  As of March 31, 1998 and 1997, management believes that the Bank met all capital adequacy requirements to which it is subject.

                                                            As of March 31, 1998

                                                                                         To be "well-capitalized"
                                                             For capital                 under prompt corrective
                                       Actual             adequacy purposes                 action provisions
                                   --------------  -------------------------------  --------------------------------
                                   Amount   Ratio       Amount           Ratio           Amount            Ratio
                                                               (Dollars in thousands)
                                                   Greater           Greater        Greater           Greater
                                                   than or           than or        than or           than or
Tangible capital                   $23,637   9.1%  equal to $ 3,885  equal to 1.5%  equal to $12,951  equal to  5.0%
Core capital                       $23,637   9.1%           $ 7,770           3.0%           $15,541            6.0%
Risk-based capital                 $24,343  17.4%           $11,210           8.0%           $14,013           10.0%

                                                            As of March 31, 1998

                                                                                         To be "well-capitalized"
                                                             For capital                 under prompt corrective
                                       Actual             adequacy purposes                 action provisions
                                   --------------  -------------------------------  --------------------------------
                                   Amount   Ratio       Amount           Ratio           Amount            Ratio
                                                               (Dollars in thousands)
                                                   Greater           Greater        Greater           Greater
                                                   than or           than or        than or           than or
Tangible capital                   $23,078   9.2%  equal to $ 3,782  equal to 1.5%  equal to $12,608  equal to  5.0%
Core capital                       $23,078   9.2%           $ 7,565           3.0%           $15,130            6.0%
Risk-based capital                 $23,762  17.4%           $10,894           8.0%           $13,617           10.0%

  The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements ins the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

  Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Bank had the ability to pay dividends of approximately $7.8 million at March 31, 1998.

NOTE K - STOCK OPTION PLANS

  The Company has an incentive Stock Option Plan that provides for the issuance of 80,042 shares of authorized, but unissued shares of common stock. The Company also has a non-incentive Stock Option Plan that provides for the issuance of 34,303 (adjusted) shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the 5% stock dividend declared and paid during fiscal 1997, the three-for-two stock split effected during fiscal 1998, and the 10% stock dividend declared during April, 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

  On April 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not applicable as no options were granted by the Company during the fiscal year ended March 31, 1998, 1997 and 1996.

  A summary of the status of the Company's stock option plans as of March 31, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                              1998                 1997                 1996
                                                 Exercise             Exercise             Exercise
                                        Shares    Price      Shares    Price      Shares    Price
                                       --------  --------   --------  --------   --------  --------
Outstanding at beginning of year        70,896    $5.245     78,430    $5.245     98,998    $5.245
Granted                                      -         -          -         -          -
Exercised                               11,096     5.245      7,534     5.245     20,568     5.245
Forfeited                                2,135     5.245          -         -          -         -
                                        ------    ------   --------    ------     ------    ------
Outstanding at end of year              57,665    $5.245     70,896    $5.245     78,430    $5.245
                                        ------    ------   --------    ------     ------    ------
Options exercisable at year-end         57,665    $5.245     70,896    $5.245     78,430    $5.245
                                        ------    ------   --------    ------     ------    ------
Weighted-average fair value of
  options granted during the year         N/A                 N/A                  N/A

  The following information applies to options outstanding at March 31, 1998:

Number outstanding                                                       57,665
Range of exercise prices                                                 $5.245
Weighted-average exercise price                                          $5.245
Weighted-average remaining contractual life                          5.25 years

  At March 31, 1998, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in 2003.

                       NOTE L - LEGISLATIVE DEVELOPMENTS

  The deposit accounts of the Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

  Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Bank held $204.5 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.3 million, or $887,000 after tax, which was charged to operations in fiscal 1997.

  Under separate legislation related to the recapitalization plan, the Bank is required to recapture as taxable income approximately $197,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

   NOTE M - CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

  The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 1998, and the results of its operations for the period then ended.

                        WAYNE SAVINGS BANCSHARES, INC.
                       STATEMENT OF FINANCIAL CONDITION
                                March 31, 1998
                                (In thousands)

ASSETS
Cash and due from banks                                             $    46
Interest-bearing deposits in
  other financial institutions                                          800
Investment in subsidiary                                             23,671
Prepaid expenses and other                                               77
                                                                    -------
  Total assets                                                      $24,594
                                                                    -------
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                                   $   168
Stockholders' equity
  Common stock and additional
    paid-in capital                                                   8,221
  Retained earnings                                                  16,198
  Less shares held in treasury (357 shares)                             (10)
  Unrealized gains on securities
    designated as available for sale, net                                17
                                                                    -------
      Total stockholders' equity                                     24,426
                                                                    -------
      Total liabilities and stockholders'
        equity                                                      $24,594
                                                                    =======

                        WAYNE SAVINGS BANCSHARES, INC.
                             STATEMENT OF EARNINGS
                      For the period ended March 31, 1998
                                (In thousands)

Income
  Interest income                                                   $     5
  Equity in earnings of subsidiary                                      580
                                                                    -------
    Total revenue                                                       585
General and administrative expenses                                      64
                                                                    -------
    Earnings before income taxes                                        521
Federal income tax credits                                              (20)
                                                                    -------
    NET EARNINGS                                                    $   541
                                                                    =======


                        WAYNE SAVINGS BANCSHARES, INC.
                           STATEMENT OF CASH FLOWS
                     For the period ended March 31, 1998,
                                (In thousands)

Cash flows from operating activities:
  Net earnings for the period                                       $   541
  Adjustments to reconcile net earnings
    to net cash used in operating activities
    Undistributed earnings of
      consolidated subsidiary                                          (580)
    Decrease in cash due to changes in:
      Prepaid expenses and other assets                                 (24)
                                                                     ------
        Net cash used in operating
          activities                                                    (63)
Cash flows provided by (used in)
  investing activities:
  Acquisition of Wayne Savings
    Community Bank                                                      (24)
  Effect of corporate reorganization                                  1,100
                                                                     ------
    Net cash provided by investing activities                         1,076
Cash flows provided by (used in)
  financing activities:
  Payment of dividends on common stock                                 (169)
  Proceeds from exercise of stock options                                 2
                                                                     ------
    Net cash used in financing activities                              (167)
Net increase in cash and cash equivalents                               846
Cash and cash equivalents at beginning of period                          -
                                                                     ------
Cash and cash equivalents at end of period                           $  846
                                                                     ======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

                         March 31, 1998, 1997 and 1996

NOTE N - QUARTERLY RESULTS OF OPERATIONS (unaudited)

  The following table summarizes the Company's quarterly results for the fiscalyears ended March 31, 1998 and 1997. Certain amounts, as previously reported, have been reclassified to conform to the 1998 presentation.

                                                               For the three month periods ended
                                             --------------------------------------------------------------------
                                             June 30, 1997  September 30, 1997  December 31, 1997  March 31, 1998
                                             -------------  ------------------  -----------------  --------------
                                                               (In thousands, except share data)
Total interest income                           $4,792           $4,808              $4,778             $4,858
Total interest expense                           2,754            2,754               2,755              2,821
                                                ------           ------              ------             ------
Net interest income                              2,038            2,054               2,023              2,037
Provision for losses on loans                       15               15                  15                 15
Other income                                       208              229                 220                197
General, administrative and other expense        1,466            1,519               1,527              1,632
                                                ------           ------              ------             ------
Earnings before income taxes                       765              749                 701                587
Federal income taxes                               261              253                 240                199
                                                ------           ------              ------             ------
Net earnings                                    $  504           $  496              $  461             $  388
                                                ======           ======              ======             ======
Earnings per share
  Basic                                         $  .20           $  .20              $  .18             $  .17
                                                ======           ======              ======             ======
  Diluted                                       $  .20           $  .20              $  .17             $  .16
                                                ======           ======              ======             ======

                                                               For the three month periods ended
                                             --------------------------------------------------------------------
                                             June 30, 1996  September 30, 1996  December 31, 1996  March 31, 1997
                                             -------------  ------------------  -----------------  --------------
                                                               (In thousands, except share data)
Total interest income                           $4,730           $4,661              $4,649             $4,679
Total interest expense                           2,646            2,626               2,640              2,698
                                                ------           ------              ------             ------
Net interest income                              2,084            2,035               2,009              1,981
Provision for losses on loans                        5                5                   5                  5
Other income                                       139              155                 146                134
General, administrative and other expense        1,567            3,018               1,540              1,462
                                                ------           ------              ------             ------
Earnings (loss) before income taxes
 (benefits)                                        651             (833)                610                648
Federal income taxes (benefits)                    221             (283)                209                220
                                                ------           ------              ------             ------
Net earnings (loss)                             $  430           $ (550)             $  401             $  428
                                                ======           ======              ======             ======
Earnings (loss) per share
  Basic                                         $  .18           $ (.23)             $  .16             $  .18
                                                ======           ======              ======             ======
  Diluted                                       $  .18           $ (.23)             $  .16             $  .17
                                                ======           ======              ======             ======

                     [LOGO OF WAYNE SAVINGS APPEARS HERE]