Form 10KSB, Exhibit 13
period 1999-03-31
WAYNE SAVINGS BANCSHARES INC /OH/
filed 1999-06-29
CIK 1036030

                                  EXHIBIT 13

                      1999 ANNUAL REPORT TO STOCKHOLDERS

                            STOCKHOLDER INFORMATION

Annual Meeting

     The Annual Meeting of Stockholders will be held at 10:00 a.m. on July 22, 1999, at The Black Tie Affair Conference Center, 50 Riffel Road, Wooster, Ohio.

Special Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue NW
Washington, D.C. 20015

Independent Auditors

Grant Thornton LLP
625 Eden Park Drive . Suite 900
Cincinnati, Ohio 45202

Transfer Agent

ChaseMellon Shareholder Services
85 Challenger Road . Overpeck Centre
Ridgefield Park, New Jersey 07660

Annual Report on Form 10-KSB

     A copy of the Company's Form 10-KSB for the fiscal year ended March 31, 1999, will be furnished without charge to Stockholders upon written request to the Corporate Secretary, Wayne Savings Bancshares, Inc., 151 North Market Street, Wooster, Ohio 44691 (330) 264-5767.

Investor Information

Executive Offices
Wayne Savings Bancshares, Inc.
151 N. Market Street . P.O. Box 858
Wooster, Ohio 44691
(330) 264-5767

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc., (the "Company") the stock holding company parent of Wayne Savings Community Bank ("Wayne Savings" or the "Bank"), and Village Savings Bank, F.S.B. ("Village"), a wholly-owned subsidiary of Wayne Savings, at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                         At March 31,
                                        ----------------------------------------------------
                                            1999        1998      1997      1996      1995
                                        ------------  --------  --------  --------  --------
                                                        (In thousands)
Selected Financial Condition Data

Total assets......................      $ 271,274     $ 259,752  $ 252,175  $ 248,503  $ 241,359
Loans receivable, net/1/..........        215,679       207,879    209,404    206,513    201,857
Mortgage-backed securities/2/.....          7,230         4,275        873      1,929      2,920
Investment securities/3/..........         17,830        21,901     24,470     19,675     25,542
Cash and cash equivalents/4/......         16,245        13,169      7,606     10,190      3,073
Deposits..........................        235,327       217,621    211,442    210,158    205,497
Stockholders' equity..............         24,956        24,426     23,115     22,852     21,860

/1/  Includes loans held for sale.

/2/  Includes mortgage-backed securities available for sale.

/3/  Includes certificates of deposit in other financial institutions.

/4/ Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.


                                                             Year Ended March 31,
                                                  -------------------------------------------
                                                   1999     1998     1997     1996     1995
                                                  -------  -------  -------  -------  -------
                                                                (In thousands)
Selected Operating Data:
Interest income..............................     $19,296  $19,236  $18,719  $18,328  $17,360
Interest expense.............................      11,187   11,084   10,610   10,541    9,249
                                                  -------  -------  -------  -------  -------
  Net interest income........................       8,109    8,152    8,109    7,787    8,111
Provision for loan losses....................          64       60       20       20       25
                                                  -------  -------  -------  -------  -------
  Net interest income after provision
    for loan losses..........................       8,045    8,092    8,089    7,767    8,086
Other income.................................         991      854      575      607      489
General, administrative
  and other expense/1/.......................       6,547    6,144    7,588    6,189    6,051
                                                  -------  -------  -------  -------  -------
Earnings before income taxes.................       2,489    2,802    1,076    2,185    2,524
Federal income taxes.........................         846      953      367      774      882
                                                  -------  -------  -------  -------  -------
  Net earnings...............................     $ 1,643  $ 1,849  $   709  $ 1,411  $ 1,642
                                                  =======  =======  =======  =======  =======

/1/ The fiscal year ended March 31, 1997 includes a one-time charge of $1.3 million to recapitalize the Savings Association Insurance Fund ("SAIF") and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Road location.

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (con't.)

                                                           At or For the Year Ended March 31,
                                                       -------------------------------------------
                                                        1999     1998     1997     1996     1995
                                                       -------  -------  -------  -------  -------
Key Operating Ratios and Other Data:

Return on average assets (net earnings
  divided by average total assets)/1/..............       .63%     .73%     .29%     .58%     .69%

Return on average equity (net earnings
  divided by average equity)/1/....................      6.90     7.72     3.08     6.32     7.74

Average equity to average assets ratio.............      9.07     9.42     9.32     9.21     8.92

Equity to assets at period end.....................      9.20     9.40     9.17     9.20     9.06

Interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities).............................      2.93     2.98     3.03     2.92     3.18

Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)..................................      3.23     3.34     3.40     3.30     3.51

General, administrative and other
  expense to average assets/1/,/2/.................      2.45     2.42     3.07     2.57     2.54

Non-performing loans to loans
  receivable, net..................................       .13      .15      .46     1.01      .83

Non-performing assets to total assets..............       .12      .48      .70     1.35      .70

Average interest-earning assets to
  average interest-bearing liabilities.............    106.99   108.02   108.35   108.48   108.16

Allowance for loan losses to
  non-performing loans.............................    242.14   234.09    95.01    42.57    58.32

Allowance for loan losses to
  non-performing assets............................    211.21    57.50    51.61    26.41    57.74

Net interest income after provision for
  loan losses, to general, administrative
  and other expense/1/,/2/.........................    124.98   131.71   106.60   124.77   133.65

Number of full-service offices.....................         7        6        6        6        6

Dividend payout ratio..............................     45.86    36.48    88.94    52.66    29.85

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiaries. In fiscal year 1999, Wayne Savings Community Bank ("Wayne Savings" or the "Bank") formed a new federal savings bank subsidiary in North Canton, Ohio named Village Savings Bank, F.S.B. ("Village"), together referred to as "the Banks." Intercompany transactions and balances are eliminated in the consolidation.

  Effective November 25, 1997, Wayne Savings completed its reorganization into a two-tier mutual holding company structure. In the reorganization, each share of Wayne Savings common stock was automatically converted into one share of Company common stock. The reorganization of Wayne Savings was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. As a result of the reorganization, the Company now serves as the stock holding company parent of Wayne Savings.

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

Discussion of Financial Condition

  In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters: (1) management's determination of the amount and adequacy of the allowance for loan losses; (2) the effect of changes in interest rates; (3) the effect of the year 2000 on information technology systems; and (4) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

  At March 31, 1999, the Company had total assets of $271.3 million, an increase of $11.5 million, or 4.4% from March 31, 1998.

  Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $34.1 million, a decrease of approximately $1.0 million, or 2.8% from March 31, 1998 levels. Regulatory liquidity approximated 11.0% at March 31, 1999, compared to 15.7% at March 31, 1998.

  Loans receivable increased by approximately $7.8 million to $215.7 million at March 31, 1999 from $207.9 million at March 31, 1998. This increase resulted from loan disbursements of $71.9 million, which were partially offset by principal repayments of $48.8 million and sales of $15.9 million. The allowance for loan losses totaled $678,000 at March 31, 1999, as compared to $721,000 at March 31, 1998. Nonperforming loans totaled $280,000 at March 31, 1999 and $308,000 at March 31, 1998. The allowance for loan losses totaled 242.1% and 234.1% of nonperforming loans at March 31, 1999 and March 31, 1998 respectively. Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

  Commercial loans increased by 54.8% to $4.8 million, from $3.1 million a year ago. Commercial loans only comprise 2.2% of the loan portfolio, and the Company's strategy is not to emphasize an increase in commercial lending, but to evaluate and meet the needs of it's customer base.

  Deposits increased by approximately $17.7 million from $217.6 million at March 31, 1998 to a total of $235.3 million at March 31, 1999. The increase in deposits is primarily attributable to management's continuing efforts to achieve a moderate rate of growth through marketing and business strategies, as well as Village commencing operations.

  Advances from the Federal Home Loan Bank decreased by $7.0 million, or 43.8%, from $16.0 million outstanding at March 31, 1998 to $9.0 million outstanding at March 31, 1999. The growth in deposits was partially used to pay down existing advances.

  The Banks are subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement, and the risk-based capital requirement. At March 31, 1999, the Banks capital met all regulatory requirements to which they were subject.

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

  The Company reported net earnings of $1.6 million for the fiscal year ended March 31, 1999. This represents an 11% decrease over net earnings of $1.8 million reported in the prior fiscal year.

  In fiscal 1999, the Company and Wayne Savings formed Village, which incurred a net loss of $309,000, or $204,000 after tax. In addition, the Company elected to sell its only earning piece of commercial real estate property recording a loss of $112,000, or $74,000 after tax.

  Before consideration of the preceding items, the Company posted net earnings of $1.9 million for the year ended March 31, 1999.

  Interest Income. Interest income totaled $19.3 million for the fiscal year ended March 31, 1999, a slight increase from interest income of $19.2 million for the fiscal year ended March 31, 1998. Interest income remained stable, while the average balance of interest-earning assets increased $6.9 million, or 2.8%, to $250.7 million, while the average yield decreased to 7.70% from 7.89% the prior year.

  Interest income on loans receivable remained stable, as a drop in interest rates offset an increase in the average balance of $1.8 million, or .9%, as compared to the previous year of $207.4 million.

  Interest income on mortgage-backed securities increased by $302,000, to $405,000 from $103,000. The increase was due to a $5.5 million, or 319.8% increase in the average balance, to $7.2 million, for the year ended March 31, 1999, offset by a drop in the yield to 5.65%, from 6.03% the previous year.

  Interest income on both investment securities and interest-bearing deposits decreased for the year, primarily as a result of a decrease in the average yield on these assets as interest rates dropped throughout the fiscal year. The yield on investment securities dropped to 6.03%, from 6.26% the prior year, while the yield on interest-bearing deposits fell to 5.01%, from 5.69% the prior fiscal year. The average balance of these assets remained stable at approximately $34 million, as the Company maintained a liquid position to take advantage of a future increase in rates.

  Interest income totaled $19.2 million for the fiscal year ended March 31, 1998, an increase of $517,000, or 2.8% from interest income of $18.7 million for the fiscal year ended March 31, 1997. The increase was primarily due to an increase in the average yield on interest-earning assets to 7.89% for the fiscal year ended March 31, 1998, from 7.85% for the fiscal year ended March 31, 1997, and a $5.3 million, or 2.2% increase in average interest-earning assets from $238.5 million to $243.8 million. Interest income on loans receivable for the year ended March 31, 1998 totaled $17.1 million, unchanged from the previous year. Interest income on mortgage-backed securities increased by $6,000, or 6.2%, from $97,000 to $103,000. This increase was caused by an increase in the average balance of $351,000 which was partially offset by the yield decreasing from 7.15% to 6.03%. Interest income on investment securities increased by $172,000, or 21.4% from $805,000 to $977,000. This increase was caused by a $2.8 million, or 22.3%, increase in the average balance of investment securities, which was offset by a decrease in the yield on those securities from 6.31% to 6.26%. The decrease in yield was due to the decrease in interest rates over the year. Interest income from interest bearing deposits increased by $330,000, or 43.5%, from $758,000 to $1.1 million. The increase was caused by an increase of $3.9 million in the average balance outstanding, along with an increase in the yield from 5.00% to 5.69%.

  Interest Expense. Interest expense for the fiscal year ended March 31, 1999 totaled $11.2 million, an increase of $103,000 from interest expense of $11.1 million for the previous year. The increase resulted from an increase in the average balance of interest bearing liabilities of $8.6 million, or 3.8%, to $234.3 million, which was partially offset by a decrease in the average cost of funds to 4.77% in the current year from 4.91% in the previous fiscal year.

  Interest expense on deposits increased $322,000, or 3.2%, to $10.5 million as a result of an increase in the average deposits outstanding from $210.7 million for fiscal 1998 to $222.6 million in fiscal 1999, partially offset by a decrease in the cost of deposits from 4.84% to 4.72% in fiscal 1999.

  Interest expense on borrowings for the fiscal year ended March 31, 1999 decreased $219,000, or 24.6%, to $671,000. The decrease was the result of a reduction in the average balance in borrowings of $3.3 million, or 22.3%, coupled with a reduction in interest rates from 5.93% to 5.75%, in fiscal 1999.

  Interest expense for the fiscal year ended March 31, 1998 totaled $11.1 million, an increase of $474,000, or 4.5% from interest expense of $10.6 million for the fiscal year ended March 31, 1997. The increase was a result of an increase in the average interest-bearing liabilities to $225.7 million from $220.1 million, accompanied by an increase in the average cost of funds to 4.91% in the current year from 4.82% in the previous fiscal year. Interest expense on deposits increased by $188,000, or 1.9%, to $10.2 million from $10.0 million in the previous fiscal year. This increase was caused by a $2.4 million increase in average deposits outstanding, from $208.3 million for fiscal 1997 to $210.7 million in fiscal 1998 and an increase in the cost of deposits to 4.84%. Interest expense on borrowings for the fiscal year ended March 31, 1998 was $890,000, an increase of $286,000 over the previous fiscal year. The increase was due to a $3.2 million increase in the average balance outstanding and an increase in the average cost of borrowings to 5.93% from 5.10%.

  Net Interest Income. Net interest income for 1999 was $8.1 million, compared to $8.2 million for the previous fiscal year, as the interest rate spread was narrowed due primarily to falling interest rates throughout the fiscal year, as well as a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 108.02% in fiscal 1998 to 106.99% in fiscal 1999.

  Net interest income totaled $8.2 million for the year ended March 31, 1998, an increase of $43,000, or 0.5%, from net interest income of $8.1 million for the fiscal year ended March 31, 1997. The increase in net interest income resulted primarily from the increase in the Company's balance of interest-earning assets at a slightly higher yield, offset by an increase in interest-bearing liabilities accompanied by an increased average cost.

  Provision for Losses on Loans. The Company maintains an allowance for loan losses based on prior loss experience, the level of non-performing and problem loans in the portfolio, and the potential effects on the portfolio of general economic conditions. The Company's allowance for loan losses was $678,000, or
 .32% of loans receivable at March 31, 1999, $721,000, or .35% of loans receivable at March 31, 1998, and $914,000, or .44% of loans receivable at March 31, 1997. The Company recorded a provision for loan losses of $64,000 for the fiscal year ended March 31, 1999, primarily due to growth in the loan portfolio coupled with management's assessment of the collateral securing non-performing loans. The Company recorded its provision for loan losses at $60,000 and $20,000 for the fiscal years ended March 31, 1998, and 1997, respectively, primarily as a result of the Company's low level of non-performing loans.

  At March 31, 1999, 1998, and 1997, respectively, the Company's loss allowance was primarily composed of $670,000, $706,000 and $684,000, in general allowances as defined by the Office of Thrift Supervision ("OTS") regulations. The breakdown of general loss allowances and specific loss allowances is made for regulatory accounting only. General loan valuation allowances are added back to capital in computing risk-based capital. Both general and specific loss allowances are charged against earnings. The financial statements of the Company are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and, accordingly, provisions for loan losses are based on management's assessment of the factors set forth above. The Company reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances.

  Other Income. Other income consisting primarily of gain on sale of loans, service fees, and charges on deposit accounts increased $137,000, or 16.0%, to $991,000 for fiscal 1999. The increase was a result of an increase of $72,000, or 30.4%, in gain on sale of fixed-rate mortgage loans due to a higher volume of sales in 1999. Fixed-rate mortgage loans sold totaled $15.9 million in fiscal 1999 compared to $7.1 million sold in the previous fiscal year. Service fees, charges, and other operating income increased $69,000, or 11.3%, to $682,000 in fiscal 1999 as fee activity related to the deposit accounts increased.

  Other income increased by $279,000, or 48.5%, to $854,000 for the year ended March 31, 1998, from $575,000 for the fiscal year ended March 31, 1997. The increase was primarily attributed to an increase of $181,000 in gain on sale of fixed-rate mortgage loans due to a higher volume of sales during the fiscal year ended March 31, 1998.

  Fixed-rate mortgage loans totaling $7.1 million were sold in fiscal year ended March 31, 1998 as compared to $1.9 million in fiscal year ended March 31, 1997.

  General, Administrative and Other Expense. General, administrative and other expense, consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, and other operating expenses, totaled $6.5 million for the year ended March 31, 1999, an increase of $403,000, or 6.6%, compared to 1998. The increase was primarily a result of operating costs at the new subsidiary bank totaling $419,000 and the loss on the sale of real estate owned totaling $110,000. The increases due to the subsidiary bank are reflected in the increases in employee compensation, occupancy and equipment, and franchise taxes.

  General, administrative and other expense totaled $6.1 million for the year ended March 31, 1998, a decrease of $1.4 million, or 19.0% compared to 1997. The decrease was primarily attributed to a $1.6 million, or 88.6%, decrease in federal deposit insurance premiums and a $129,000 decrease in loss on disposition of office premises and equipment.

  Income Taxes. The provision for income taxes totaled $846,000 for the year ended March 31, 1999, compared to $953,000 for the previous fiscal year. The decrease in income taxes is reflective of the lower level of pre-tax earnings for the period ended March 31, 1999, as the effective tax rate was 34% for both periods.

  The provision for income taxes totaled $953,000 for the year ended March 31, 1998, compared to $367,000 for the year ended March 31, 1997. The increase in income taxes reflected

                     MANAGEMENT'S DISCUSSION AND ANALYSIS (con't)

the higher levels of pre-tax earnings for the period ended March 31, 1998.

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

                                                                       Year Ended March 31,
                              --------------------------------------------------------------------------------------------------
                                               1999                            1998                             1997
                              ------------   ---------  --------  ---------  ---------  ---------  ---------  --------  --------
                                 Average                 Average   Average               Average    Average              Average
                                 Balance      Interest    Rate     Balance    Interest     Rate     Balance   Interest    Rate
                              ------------   ---------  --------  ---------  ---------  ---------  ---------  --------  --------
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net/1/...   $209,178     $ 17,037      8.14%  $207,377    $17,068       8.23%  $209,219    $17,059    8.15%
  Mortgage-backed
   securities/2/.............      7,170          405      5.65      1,708        103       6.03      1,357         97    7.15
  Investment securities......     12,999          784      6.03     15,598        977       6.26     12,750        805    6.31
  Interest-bearing
   deposits/3/...............     21,345        1,070      5.01     19,112      1,088       5.69     15,171        758    5.00
                                --------     --------      ----   --------   --------   --------   --------   --------  ------
    Total interest-earning
      assets.................    250,692       19,296      7.70    243,795     19,236       7.89    238,497     18,719    7.85
Non-interest-earning assets..     11,988                            10,531                            8,553
                                             --------             --------                         --------
    Total assets.............   $262,680                          $254,326                         $247,050
                                ========                          ========                         ========
Interest-bearing
 liabilities:

  Deposits...................   $222,645       10,516      4.72   $210,697     10,194       4.84   $208,289     10,006    4.80
  Borrowings.................     11,667          671      5.75     15,007        890       5.93     11,835        604    5.10
                                --------     --------      ----   --------   --------   --------   --------   --------  ------
    Total interest-bearing
      liabilities............    234,312       11,187      4.77    225,704     11,084       4.91    220,124     10,610    4.82
Non-interest-bearing
 liabilities.................      4,549                             4,666                            3,901
                                 -------                          --------                         --------
    Total liabilities........    238,861                           230,370                          224,025
Stockholders' equity.........     23,819                            23,956                           23,025
                                --------                          --------                         --------
    Total liabilities and
      stockholders' equity...   $262,680                          $254,326                         $247,050
                                ========     --------             ========   --------              --------    -------
Net interest income..........                $  8,109                        $  8,152                          $ 8,109
                                             ========                        ========   --------               =======  -------
Interest rate spread/4/......                              2.93%                            2.98%                         3.03%
                                                         ------                         ========                        =======
Net yield on
 interest-earning
  assets/5/..................                              3.23%                            3.34%                         3.40%
                                                         ======                         ========                        =======
Ratio of average
 interest-earning
  assets to average
   interest-
  bearing liabilities........                            106.99%                          108.02%                       108.35%
                                                         ======                         ========                        =======

/1/  Includes non-accrual loan balances.

/2/  Includes mortgage-backed securities designated as available for sale.
/3/ Includes federal funds sold and interest-bearing deposits in other financial institutions.
/4/ Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
/5/ Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

  The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); and (ii) changes in rate (change in rate multiplied by old average volume). Changes in rate-volume (changes in rate multiplied by the change in average volume) have been allocated proportionately between changes in rate and changes in volume, and the net change.

                                                                             Year Ended March 31,
                                          ----------------------------------------------------------------------------------------
                                                       1999 vs. 1998                                       1998 vs. 1997
                                          ------------------------------------                  ------------------------------
                                           Increase (Decrease)       Total                       Increase (Decrease)    Total
                                                 Due to             Increase                           Due to         Increase
                                          --------------------                                  --------------------
                                           Volume       Rate       (Decrease)                    Volume      Rate     (Decrease)
                                          --------     -------    ------------                  ---------  --------   ---------
                                                                               (In thousands)
Interest income attributable to:
  Loans receivable...................      $ 151        $(182)        $ (31)                      $(154)      $163      $  9
  Mortgage-backed securities.........        361          (59)          302                          23        (17)        6
  Other interest-earning assets......        (22)        (189)         (211)                        412         90       502
                                           -----        -----         -----                       -----       ----      ----
    Total interest-earning assets....        490         (430)           60                         281        236       517

Interest expense attributable to:
  Deposits...........................        575         (253)          322                         110         78       188
  Borrowings.........................       (193)         (26)         (219)                        178        108       286
                                           -----        -----         -----                       -----       ----      ----
    Total interest-bearing
     liabilities.....................        382         (279)          103                         288        186       474
                                           -----        -----         -----                       -----       ----      ----
  Increase (decrease) in
     net interest income.............      $ 108        $(151)        $ (43)                      $  (7)      $ 50      $ 43
                                           =====        =====         =====                       =====       ====      ====

Asset and Liability Management-Interest Rate Sensitivity Analysis

  The Banks, like other financial institutions, are subject to interest rate risk to the extent that their interest-earning assets reprice differently than their interest-bearing liabilities. As part of their effort to monitor and manage interest rate risk, the Banks use the "net portfolio value" ("NPV") methodology adopted by the Office of Thrift Supervision ("OTS") as part of its capital regulations. Although the Banks are not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of NPV methodology illustrates certain aspects of the Banks interest rate risk.

  Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

  Presented below, as of March 31, 1999 and 1998, is an analysis of the Banks interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

                                        As of March 31, 1999
Change in Interest                 Net Portfolio Value           NPV as % of PV of Assets
Rates (Basis Points)     $ Amount       $ Change       % Change    NPV Ratio         Change
--------------------     --------       --------       --------    ---------         ------
                              (In thousands)
     +300 bp              $ 15,602       $ (13,730)     (47)%        6.02%          (463 bp)
     +200 bp                20,989          (8,343)     (28)         7.91           (274 bp)
     +100 bp                25,715          (3,617)     (12)         9.49           (116 bp)
        0 bp                29,332              --       --         10.65                --
     -100 bp                32,110           2,778        9         11.50             85 bp
     -200 bp                34,161           4,830       16         12.09            144 bp
     -300 bp                36,776           7,444       25         12.83            218 bp

                                        As of March 31, 1999
Change in Interest                 Net Portfolio Value           NPV as % of PV of Assets
Rates (Basis Points)     $ Amount       $ Change       % Change    NPV Ratio         Change
--------------------     --------       --------       --------    ---------         ------
                              (In thousands)
     +300 bp             $ 18,176        $ (13,767)      (43)%        7.28%         (469 bp)
     +200 bp               23,324           (8,619)      (27)         9.12          (285 bp)
     +100 bp               28,073           (3,870)      (12)        10.73          (124 bp)
        0 bp               31,943               --        --         11.97               --
     -100 bp               34,491            2,548         8         12.75            78 bp
     -200 bp               35,304            3,361        11         12.94            97 bp
     -300 bp               36,079            4,136        13         13.11           114 bp

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating ARM loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in a low interest rate environment, which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 1999. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company has not been successful in lengthening the maturities of its deposits in the current low interest rate environment. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

     The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Banks have operated within the framework of the Banks' prescribed asset/liability risk ranges for each of the last three years.

Liquidity and Capital Resources

     The Banks are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4%. The Company's liquidity ratio averaged 10.86% during the month of March 1999 and 12.33% during the fiscal year ended March 31, 1999. The Company adjusts liquidity as appropriate to meet its asset and liability management objectives.

     The Banks' primary sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Banks manage the pricing of deposits to

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

maintain a desired level of deposits and cost of funds. In addition, the Banks invest excess funds in federal funds, and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other assets qualifying for liquidity outstanding at March 31, 1999, 1998 and 1997, amounted to $32.5 million, $34.4 million, and $32.3 million, respectively. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements.

     A major portion of the Banks' liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

     Liquidity management is both a daily and long-term function of business management. If the Banks require funds beyond their ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB") which provide an additional source of funds. At March 31, 1999, the Company had $9.0 million in outstanding advances from the FHLB.

     At March 31, 1999 the Company had outstanding loan commitments of $21.6 million. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 1999, totaled $107.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Year 2000 Compliance Matters

     The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruption in operations. The potential impact is that date sensitive calculations would be based on erroneous data or could cause a system failure. This affects all forms of financial accounting including interest computation, due dates, pensions/personnel benefits, and investments. It can also affect record keeping.

     In 1997, the Company developed a five-phase program for Y2K information systems compliance. Phase I is awareness which consisted of establishing a Y2K project team and gaining executive-level support for resources necessary to perform compliance work. Phase II is assessment which consisted of the identification of all hardware, software, networks, automated teller machines, other various processing platforms, and customer and vendor interdependencies affected by the Y2K date change. Phase III is renovation consisting of hardware and software upgrades, system replacements, vendor certification, and other associated changes for known non-compliant applications. Phase IV is validation consisting of testing hardware, software, and systems to assure Y2K compliance. Phase V is implementation whereby a contingency plan is enacted for any system failing Y2K testing.

     The Company does not perform in-house programming. All systems have been purchased from third-party vendors. Therefore, the primary thrust of the Company's Y2K effort has been ongoing discussions and monitoring of vendors' progress. The Company has received confirmation from its vendors that Y2K-compliant versions of their systems are available. The Company either had the compliant version in place or has replaced a non-compliant version with the compliant one.

     The most critical phase is validation. Although vendors have certified that their systems are compliant, the Company plans to test these systems, using critical future dates. There are numerous testing methodologies to cover the unique interdependencies between the vendors and the Company. Testing methodologies used by the Company will include point-to-point (tests verify the ability of a financial institution to transmit data directly to another entity or system); end-to-end (tests verify the ability of a financial institution originating a transaction to transmit test data to a receiving entity or system through an intermediary); and proxy (the service provider tests with a representative sample of financial institutions who use a particular service on the same platform).

     The Company's Y2K action plan requires that mission-critical systems testing be substantially completed by March 31, 1999. A mission-critical system is an application or system that is vital to the successful continuance of a core business activity. The Company complied with the March 31, 1999 deadline and all mission critical systems have been deemed Y2K compliant. Testing of material nonmission-critical systems began by March 31, 1999 with planned completion by June 30, 1999.

     The Company has budgeted approximately $50,000 for hard costs related to renovation and testing. Approximately $20,000 of the budget has been expended.

     The Company has developed a business resumption contingency plan for each mission-critical system in the event that there are system failures at critical dates. The contingency plan consists of: event timelines, business impact analysis, alternative options, minimum acceptable levels of output and services, and core business processes that need to be recovered. The contingency plan is not static, it will receive constant attention through the remainder of the year.

     The Company expects that customers may desire to withdraw funds in the weeks preceding the century date change. In order to address that potential consequence, the Company will need to have sufficient liquid assets towards the end of the year. The Company is currently significantly in excess of OTS liquidity requirements and anticipates remaining significantly in excess throughout fiscal year 2000.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which requires the

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

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

Impact of Recent Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 effective January 1, 1998, as required, without material effect on the Company's financial position or results of operations.

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

     SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective April 1, 1998, as required, without material impact on the Company's consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective April 1, 1998, as required, without material impact on the Company's consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

     The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

Common Stock and Related Matters

     Effective June 23, 1993, Wayne Savings (formerly named the Wayne Savings and Loan Company) reorganized from mutual to stock form and established Wayne Savings Bankshares, M.H.C., a mutual holding company (the "Holding Company"). Wayne Savings' initial public offering of Common Stock closed on June 23, 1993. Shares of Common Stock were issued and sold in that offering at $5.00 (adjusted) per share. On June 10, 1999, the Company, paid a 5% stock dividend. In addition, in June of 1998, 1997, and 1996, the Company paid a 10% stock dividend, a three-for-two stock split, and a 5% stock dividend, respectively. References herein to an adjusted number of shares or price per share reflect an adjustment due to these stock distributions.

     Effective November 25, 1997, Wayne Savings completed its reorganization into a two-tier mutual holding company structure with the establishment of the Company as parent of Wayne Savings. In the reorganization, each share of Wayne Savings' common stock was automatically converted into one share of Company common stock. The reorganization of Wayne Savings was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. As a result of the reorganization, the Company now serves as the stock holding company parent of Wayne.

     The Company's Common Stock trades over-the-counter on the Nasdaq SmallCap Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's common stock (adjusted) during the two most recent fiscal years, together with the cash dividends declared (adjusted).

Fiscal Year Ended                            Cash Dividends
March 31, 1998             High       Low       Declared
-----------------          ----       ---    --------------
First quarter             $ 16.02  $ 14.57        $ .134
Second quarter              21.43    14.93          .134
Third quarter               28.57    20.56          .134
Fourth quarter              26.41    23.81          .134

Fiscal Year Ended                             Cash Dividends
March 31, 1999             High       Low        Declared
-----------------          ----       ---     --------------
First quarter             $ 27.27  $ 24.76        $ .148
Second quarter              24.76    17.14          .148
Third quarter               21.19    16.07          .148
Fourth quarter              17.86    14.29          .148

     As of April 12, 1999, the Company had 870 stockholders of record and 2,605,153 outstanding shares (adjusted) of Common Stock. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

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

     Under current OTS regulations, a savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net earnings to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. The OTS may object to a capital distribution if it would constitute an unsafe or unsound practice.

     In addition to the foregoing, earnings of the Company appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Company in a manner that would limit the Company's bad debt deduction or create federal tax liability.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                                     [LETTERHEAD OF GRANT THORNTON APPEARS HERE]


              Report of Independent Certified Public Accountants
              --------------------------------------------------

Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years ended March 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years ended March 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP
Cincinnati, Ohio
May 27, 1999

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                As of March 31,
                   (Dollars in thousands, except share data)

                                                                                             1999       1998
                                                                                           --------   --------
ASSETS
Cash and due from banks................................................................    $  1,540   $  1,422
Federal funds sold.....................................................................       4,295      4,100
Interest-bearing deposits in other financial institutions..............................      10,410      7,647
                                                                                           --------   --------
    Cash and cash equivalents..........................................................      16,245     13,169
Certificates of deposit in other financial institutions................................       6,000      8,500
Investment securities held to maturity -- at amortized cost, approximate
  market value of $11,752 and $13,335 as of March 31, 1999 and 1998....................      11,830     13,401
Mortgage-backed securities available for sale -- at market.............................       6,411      4,032
Mortgage-backed securities held to maturity -- at cost, approximate
  market value of $811 and $245 as of March 31, 1999 and 1998..........................         819        243
Loans receivable -- net................................................................     214,094    206,685
Loans held for sale -- at lower of cost or market......................................       1,585      1,194
Office premises and equipment -- at depreciated cost...................................       7,748      6,461
Real estate acquired through foreclosure...............................................          41        946
Federal Home Loan Bank stock -- at cost................................................       2,919      2,719
Accrued interest receivable on loans...................................................       1,134      1,152
Accrued interest receivable on mortgage-backed securities..............................          28         23
Accrued interest receivable on investments and interest-bearing deposits...............         184        180
Prepaid expenses and other assets......................................................       1,933      1,047
Prepaid federal income taxes...........................................................         303         --
                                                                                           --------   --------
    Total assets.......................................................................    $271,274   $259,752
                                                                                           ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits...............................................................................    $235,327   $217,621
Advances from the Federal Home Loan Bank...............................................       9,000     16,000
Advances by borrowers for taxes and insurance..........................................         821        783
Accrued interest payable...............................................................         179        197
Accounts payable on mortgage loans serviced for others.................................         108        199
Other liabilities......................................................................         497        291
Accrued federal income taxes...........................................................          --          1
Deferred federal income taxes..........................................................         386        234
                                                                                           --------   --------
    Total liabilities..................................................................     246,318    235,326
Commitments............................................................................          --         --
Stockholders' equity
  Common stock (20,000,000 shares of $1.00 par value authorized;
    2,505,082 and 2,258,007 shares issued at March 31, 1999
    and 1998, respectively)............................................................       2,505      2,258
  Additional paid-in capital...........................................................      12,480      5,963
  Retained earnings -- substantially restricted........................................      10,437     16,198
  Less 22,583 and 357 shares of treasury stock, respectively...........................        (468)       (10)
  Accumulated other comprehensive income --
    unrealized gains on securities designated as available for sale,
    net of related tax effects.........................................................           2         17
                                                                                           --------   --------
    Total stockholders' equity.........................................................      24,956     24,426
                                                                                           --------   --------
    Total liabilities and stockholders' equity.........................................    $271,274   $259,752
                                                                                           ========   ========

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended March 31,
                   (Dollars in thousands, except share data)

                                                                            1999     1998     1997
                                                                           -------  -------  -------
Interest income:
  Loans............................................................        $17,037  $17,068  $17,059
  Mortgage-backed securities.......................................            405      103       97
  Investment securities............................................            784      977      805
  Interest-bearing deposits and other..............................          1,070    1,088      758
                                                                           -------  -------  -------
     Total interest income.........................................         19,296   19,236   18,719

Interest expense:
  Deposits.........................................................         10,516   10,194   10,006
  Borrowings.......................................................            671      890      604
                                                                           -------  -------  -------
     Total interest expense........................................         11,187   11,084   10,610
                                                                           -------  -------  -------

     Net interest income...........................................          8,109    8,152    8,109
Provision for losses on loans......................................             64       60       20
                                                                           -------  -------  -------
     Net interest income after provision for losses on loans.......          8,045    8,092    8,089

Other income:
  Gain on sale of loans............................................            309      237       56
  Gain on sale of real estate acquired through foreclosure.........             --        4       --
  Service fees, charges and other operating........................            682      613      519
                                                                           -------  -------  -------
     Total other income............................................            991      854      575

General, administrative and other expense:
  Employee compensation and benefits...............................          3,329    3,203    3,271
  Occupancy and equipment..........................................          1,111      982      864
  Federal deposit insurance premiums...............................            202      203    1,779
  Franchise taxes..................................................            335      298      291
  Loss on disposition of office premises and equipment.............             --       --      129
  Loss on disposal of real estate acquired through foreclosure.....            110       --       --
  Other operating..................................................          1,460    1,458    1,254
                                                                           -------  -------  -------
     Total general, administrative and other expense...............          6,547    6,144    7,588
                                                                           -------  -------  -------
     Earnings before income taxes..................................          2,489    2,802    1,076

Federal income taxes:
  Current..........................................................            686      860      142
  Deferred.........................................................            160       93      225
                                                                           -------  -------  -------
    Total federal income taxes.....................................            846      953      367
                                                                           -------  -------  -------
     NET EARNINGS..................................................        $ 1,643  $ 1,849  $   709
                                                                           =======  =======  =======
     Earnings per share
       Basic.......................................................           $.63     $.71     $.28
                                                                           =======  =======  =======
       Diluted.....................................................           $.62     $.70     $.27
                                                                           =======  =======  =======

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                         For the year ended March 31,
                   (Dollars in thousands, except share data)

                                                                     1999     1998    1997
                                                                    ------   ------   ----
Net earnings..................................................      $1,643   $1,849   $709
Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax.............................         (15)     (13)     1
                                                                    ------   ------   ----
Comprehensive income..........................................      $1,628   $1,836   $710
                                                                    ======   ======   ====

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended March 31, 1999, 1998 and 1997
                   (Dollars in thousands, except share data)


                                                                                                             Accumulated other
                                                                                                            comprehensive income
                                                                                                            -- unrealized gains
                                                                                                                (losses) on
                                                                                                                 securities
                                                    Additional               Shares     Shares    Treasury       designated
                                            Common    paid-in    Retained   acquired   acquired    stock-       as available
                                            stock     capital    earnings    by ESOP    by MRP     at cost        for sale
                                           -------  -----------  --------   --------   -------    --------       --------
Balance at April 1, 1996................   $ 1,424      $ 4,407   $17,132      $(125)    $ (15)     $   --         $  29
Principal payments on
  loan to ESOP..........................        --           57        --         90        --          --            --
Amortization of Management
  Recognition Plan......................        --           --        --         --        15          --            --
Stock options exercised.................         4           35        --         --        --          --            --
Net earnings for the year
  ended March 31, 1997..................        --           --       709         --        --          --            --
Stock dividend..........................        71        1,345    (1,424)        --        --          --            --
Cash dividends of $.52
  per share.............................        --           --      (640)        --        --          --            --
Unrealized gains on
  securities designated as
  available for sale, net of
  related tax effects...................        --           --        --         --        --          --             1
                                           -------  -----------  --------   --------   -------    --------      --------
Balance at March 31, 1997...............     1,499        5,844    15,777        (35)       --          --            30
Principal payments on loan
  to ESOP...............................        --           71        --         35        --          --            --
Stock options exercised.................        10           48        --         --        --         (10)           --
Net earnings for the year
  ended March 31, 1998..................        --           --     1,849         --        --          --            --
Effect of three-for-two
  stock split...........................       749           --      (754)        --        --          --            --
Cash dividends of $.54
  per share.............................        --           --      (674)        --        --          --            --
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects...................        --           --        --         --        --          --           (13)
                                           -------  -----------  --------   --------   -------    --------      --------
Balance at March 31, 1998...............     2,258        5,963    16,198         --        --         (10)           17
Stock options exercised.................        22           92        --         --        --         (27)           --
Net earnings for the year
  ended March 31, 1999..................        --           --     1,643         --        --          --            --
Stock dividend..........................       225        6,425    (6,650)        --        --          --            --
Cash dividends of $.59
  per share.............................        --           --      (754)        --        --          --            --
Purchase of treasury shares
  -- at cost............................        --           --        --         --        --        (431)           --
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects...................        --           --        --         --        --          --           (15)
                                           -------  -----------  --------   --------   -------    --------      --------
Balance at March 31, 1999...............   $ 2,505      $12,480  $ 10,437      $  --      $ --      $ (468)        $   2
                                           -------  -----------  --------   --------   -------    --------      --------

                                             Total
                                             stock-
                                            holders'
                                            equity
                                           ---------
Balance at April 1, 1996................    $22,852
Principal payments on
  loan to ESOP..........................        147
Amortization of Management
  Recognition Plan......................         15
Stock options exercised.................         39
Net earnings for the year
  ended March 31, 1997..................        709
Stock dividend..........................         (8)
Cash dividends of $.52
  per share.............................       (640)
Unrealized gains on
  securities designated as
  available for sale, net of
  related tax effects...................          1
                                            -------
Balance at March 31, 1997...............     23,115
Principal payments on loan
  to ESOP...............................        106
Stock options exercised.................         48
Net earnings for the year
  ended March 31, 1998..................      1,849
Effect of three-for-two
  stock split...........................         (5)
Cash dividends of $.54
  per share.............................       (674)
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects...................        (13)
                                            -------
Balance at March 31, 1998...............     24,426
Stock options exercised.................         87
Net earnings for the year
  ended March 31, 1999..................      1,643
Stock dividend..........................         --
Cash dividends of $.59
  per share.............................       (754)
Purchase of treasury shares
  -- at cost............................       (431)
Unrealized losses on
  securities designated as
  available for sale, net of
  related tax effects...................        (15)
                                            -------
Balance at March 31, 1999...............    $24,956
                                            -------

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended March 31,

                                                                                                  1999       1998       1997
                                                                                                ---------  ---------  ---------
                                                                                                          (In thousands)
Cash flows from operating activities:
  Net earnings for the year...................................................................  $   1,643  $   1,849  $     709
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
   Amortization of discounts and premiums on loans,
     investments and mortgage-backed securities -- net........................................        (25)        14          2
   Amortization of deferred loan origination fees.............................................       (574)      (399)      (338)
   Depreciation and amortization..............................................................        519        430        402
   Loss on disposition of office premises and equipment.......................................         --         --        129
   Gain on sale of loans......................................................................       (149)      (130)       (27)
   Proceeds from sale of loans in the secondary market........................................     16,009      7,196      1,957
   Loans originated for sale in the secondary market..........................................    (16,251)    (8,260)    (1,901)
   Provision for losses on loans..............................................................         64         60         20
   (Gain) loss on sale of real estate acquired through foreclosure............................        110         (4)        --
   Federal Home Loan Bank stock dividends.....................................................       (199)      (188)      (169)
   Amortization expense of employee stock benefit plans.......................................         --        161         64
   Increase (decrease) in cash due to changes in:
     Accrued interest receivable on loans.....................................................         18        (13)        57
     Accrued interest receivable on mortgage-backed securities................................         (5)       (16)         5
     Accrued interest receivable on investments and
       interest-bearing deposits..............................................................         (4)        46         19
     Prepaid expenses and other assets........................................................       (886)      (257)       509
     Accrued interest payable.................................................................        (18)       (29)        34
     Accounts payable on mortgage loans serviced for others...................................        (91)        73       (115)
     Other liabilities........................................................................        206        (91)        29
     Federal income taxes
      Current.................................................................................       (304)      (330)      (267)
      Deferred................................................................................        160         93        225
                                                                                                ---------  ---------  ---------
        Net cash provided by operating activities.............................................        223        205      1,344
Cash flows provided by (used in) investing activities:
  Purchase of investment securities...........................................................    (12,484)   (11,000)   (10,000)
  Proceeds from the maturity of investment securities.........................................     14,055     14,569      7,713
  Purchase of mortgage-backed securities......................................................     (6,576)    (4,010)        --
  Principal repayments on mortgage-backed securities..........................................      3,470        614      1,048
  Loan principal repayments...................................................................     48,776     49,359     43,274
  Loan disbursements..........................................................................    (55,615)   (45,963)   (45,868)
  Purchase of office premises and equipment...................................................     (1,768)    (2,900)      (857)
  Proceeds from sale of real estate acquired through foreclosure..............................        820         59        468
  (Increase) decrease in certificates of deposit in other financial institutions..............      2,500     (1,000)    (2,500)
                                                                                                ---------  ---------  ---------
        Net cash used in investing activities.................................................     (6,822)      (272)    (6,722)
                                                                                                ---------  ---------  ---------
        Net cash used in operating and investing activities
          (balance carried forward)...........................................................     (6,599)       (67)    (5,378)
                                                                                                ---------  ---------  ---------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (con't.)

                         For the year ended March 31,

                                                                                               1999       1998       1997
                                                                                             ---------  ---------  ---------
                                                                                                       (In thousands)
        Net cash used in operating and investing activities
          (balance brought forward).......................................................   $  (6,599) $     (67) $  (5,378)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts........................................................      17,706      6,179      1,284
  Proceeds from Federal Home Loan Bank advances...........................................      16,000     13,000     26,000
  Repayments of Federal Home Loan Bank advances...........................................     (23,000)   (13,000)   (24,000)
  Advances by borrowers for taxes and insurance...........................................          38         82        119
  Dividends paid on common stock..........................................................        (725)      (679)      (648)
  Proceeds from the exercise of stock options.............................................          87         48         39
  Purchase of treasury shares.............................................................        (431)       (10)        --
                                                                                             ---------  ---------  ---------
        Net cash provided by financing activities.........................................       9,675      5,630      2,794
                                                                                             ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents......................................       3,076      5,563     (2,584)

Cash and cash equivalents at beginning of year............................................      13,169      7,606     10,190
                                                                                             ---------  ---------  ---------
Cash and cash equivalents at end of year..................................................   $  16,245  $  13,169  $   7,606
                                                                                             =========  =========  =========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes..................................................................   $     892  $     797  $     396
                                                                                             =========  =========  =========
    Interest on deposits and borrowings...................................................   $  11,205  $  11,113  $  10,576
                                                                                             =========  =========  =========
Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure........................   $      58  $     162  $      --
                                                                                             =========  =========  =========
  Issuance of mortgage loan upon sale of real estate
    acquired through foreclosure..........................................................   $     699  $     --   $      --
                                                                                             =========  =========  =========
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects............................................................   $     (15) $     (13) $       1
                                                                                             =========  =========  =========
  Recognition of mortgage servicing rights................................................   $     160  $     107  $      29
                                                                                             =========  =========  =========
Supplemental disclosure of noncash financing activities:
  Acquisition of treasury stock in exchange for outstanding shares........................   $      27  $      10  $      --
                                                                                             =========  =========  =========

The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997

              NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include Wayne Savings Bancshares, Inc, (the "Company") and its wholly-owned subsidiaries. In fiscal year 1999, Wayne Savings Community Bank ("Wayne Savings" or the "Bank") formed a new federal savings bank subsidiary in North Canton, Ohio, Village Savings Bank, F.S.B. ("Village"), together referred to as "the Banks." Intercompany transactions and balances are eliminated in the consolidation.

     Effective November 25, 1997, Wayne Savings, formerly named The Wayne Savings and Loan Company, completed its reorganization into a two-tier mutual holding company structure with the establishment of a stock holding company as parent of the Bank. In the reorganization, each share of Wayne Savings' common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock. The reorganization of the Bank was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. Wayne Savings Community Bank is now the wholly-owned subsidiary of Wayne Savings Bancshares, Inc., the stock holding company.

     The Banks conduct a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Banks' profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

1.   Investment Securities and Mortgage-Backed Securities

     The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At March 31, 1999 and 1998, the Company's equity accounts reflected a net unrealized gain on securities designated as available for sale of $2,000 and $17,000, respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

     The Bank retains the servicing on any loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates generally differ from the loan's contractual interest rate resulting in a "yield differential." In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated servicing fee set forth in the loan sale agreement. Such fees approximate the Bank's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997


If prepayments are lower, then adjustments are made prospectively.

     The Bank recognizes rights to service mortgage loans for others, pursuant to SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

     SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

     The Bank recognized $160,000, $107,000, and $29,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 1999, 1998, and 1997, respectively.

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

     The Bank recorded amortization related to mortgage servicing rights totaling approximately $32,000, $12,000, and $1,000 for the years ended March 31, 1999, 1998, and 1997, respectively. At March 31, 1999 and 1998, the fair value of the Bank's mortgage servicing rights totaled approximately $296,000 and $168,000, respectively.

     Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At March 31, 1999, loans held for sale were carried at cost.

3.   Loan Origination Fees

     The Banks account for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Banks' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments will be deferred and amortized over the loan commitment period on a straight-line basis.

4.   Allowance for Loan Losses

     It is the Banks' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in their primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Banks record a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects), and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     The Banks account for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Banks consider investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Banks' investment in multi-family and nonresidential loans, and their evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

     It is the Banks' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     At March 31, 1999 and 1998, the Banks' investment in impaired loans, as defined, totaled approximately $44,000 and $9,000, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997

5.   Office Premises and Equipment

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and declining-balance methods over the useful lives of the assets, estimated to be twenty to fifty years for buildings and improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

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

7.   Federal Income Taxes

     The Company accounts for federal income taxes pursuant to SFAS No. 109 "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

8.   Benefit Plans

     The Banks have a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to fund current service costs and amortization of past service costs. The Banks' provision for pension expense totaled $144,000, $114,000 and $114,000 for the three years ended March 31, 1999, 1998 and 1997, respectively. These amounts reflect the expense computed by the Banks' actuaries utilizing the modified aggregate funding method and implicitly assuming a 7.50% rate of return on plan assets. As of November 1, 1998, the most recent valuation date, the amount of net assets available for benefits was $1.4 million. The Company has not provided disclosures required by SFAS No. 87, "Accounting for Pension Plans," based upon materiality.

     The Banks instituted a Section 401(K) savings plan covering substantially all its employees who meet certain age and service requirements. Under the plan, the Banks match participant contributions up to 2% of each participant's compensation during the year. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan for fiscal 1999 was approximately $36,000.

9.   Stock Benefit Plans

     The Bank had an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Bank accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires compensation expense recorded by employers to be measured based upon the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $161,000 and $174,000 for the years ended March 31, 1998 and 1997, respectively.

     The Bank had a Management Recognition Plan ("MRP"). The MRP purchased 20,790 split-adjusted shares of common stock in the open market. All of the shares available under the MRP were granted to executive officers of the Bank effective upon consummation of the offering. Common stock granted under the MRP vested ratably over a three year period, commencing in June 1993. A provision of $28,000 was charged to expense for the year ended March 31, 1997.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997

10.  Earnings Per Share

     Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Bank's stock option plan. Earnings and dividends per share are restated for the stock split and all stock dividends through the date of issuance of the financial statements. The computations were as follows:

                                   1999       1998       1997
                                   ----       ----       ----
Weighted average
  common shares
  outstanding (basic)            2,609,762  2,602,228  2,569,957
Dilutive effect of
  assumed exercise
  of stock options                  26,104     43,120     44,566
                                 ---------  ---------  ---------
Weighted average
  common shares
  outstanding (diluted)          2,635,866  2,645,348  2,614,523
                                 =========  =========  =========

11.  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than three months.

12.  Comprehensive Income

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of April 1, 1998. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains/losses on securities designated as available for sale in accordance with SFAS No. 115.

13.  Fair Value of Financial Instruments

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

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 1999 and 1998:

          Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

          Certificates of deposit in other financial institutions: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997

          Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

          Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 1999 and 1998, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                         1999               1998
                                 ------------------  ------------------
                                 Carrying     Fair    Carrying    Fair
                                   value     value     value     value
                                 ---------  --------  --------  -------
                                                (In thousands)
Financial assets
  Cash and cash
    equivalents and
    certificates of
    deposit...............        $ 22,245  $ 22,245  $ 21,669  $ 21,669
  Investment securities...          11,830    11,752    13,401    13,335
  Mortgage-backed
    securities............           7,230     7,222     4,275     4,277
  Loans receivable........         215,679   220,159   207,879   209,743
  Stock in Federal
    Home Loan Bank........           2,919     2,919     2,719     2,719
                                  --------  --------  --------  --------
                                  $259,903  $264,297  $249,943  $251,743
                                  ========  ========  ========  ========
Financial liabilities
  Deposits................        $235,327  $235,876  $217,621  $217,602
  Advances from the
    Federal Home
    Loan Bank.............           9,000     9,001    16,000    15,965
  Advances by
    borrowers for taxes
    and insurance.........             821       821       783       783
                                  --------  --------  --------  --------
                                  $245,148  $245,698  $234,404  $234,350
                                  ========  ========  ========  ========

14.  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1999 financial statement presentation.

              NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                          1999                      1998
                                   -------------------      -------------------
                                             Estimated                Estimated
                                   Carrying     fair        Carrying     fair
                                     value     value        value       value
                                   ---------  --------      --------  ---------
                                                 (In thousands)
U. S. Government and
  agency obligations..........     $ 11,666  $ 11,588       $ 13,228  $ 13,162
Municipal obligations.........          164       164            173       173
                                   --------  --------       --------  --------
                                   $ 11,830  $ 11,752       $ 13,401  $ 13,335
                                   ========  ========       ========  ========

     At March 31, 1999, the carrying value of the Company's investment securities in excess of estimated fair value totaled $78,000 in gross unrealized losses.

     At March 31, 1998, the carrying value of the Company's investment securities in excess of estimated fair value totaled $66,000, comprised of $6,000 in gross unrealized gains and $72,000 in gross unrealized losses.

     The amortized cost and estimated fair value of U. S. Government and agency obligations and municipal obligations at March 31, 1999 by term to maturity are shown below.

                                                       Estimated
                                        Amortized         fair
                                          Cost           value
                                        ---------      ---------
                                             (In thousands)
     Due in one to three years.....     $  1,995       $  1,996
     Due in three to five years....        3,174          3,152
     Due in over five years........        6,661          6,604
                                        --------       --------
                                        $ 11,830       $ 11,752
                                        ========       ========

     The Company had not pledged any investment or mortgage-backed securities to secure public deposits at either March 31, 1999 or 1998.

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 1999 and 1998, including those designated as available for sale, are summarized as follows:

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't..)

                         March 31, 1999, 1998 and 1997

                                                 1999
                            ---------------------------------------------
                                           Gross       Gross    Estimated
                             Amortized  unrealized  unrealized     fair
                               cost        gains      losses      value
                            ----------  ----------  ----------  ---------
                                          (In thousands)
Held-to-maturity
  REMICs..................  $       53  $       --  $       --  $      53
  Federal Home Loan
    Mortgage Corporation
    participation
    certificates..........         409          --           7        402
  Federal National
    Mortgage Association
    participation
    certificates..........         357          --           1        356
                            ----------  ----------  ----------  ---------
                            $      819  $       --  $        8  $     811
                            ==========  ==========  ==========  =========
Available for sale
  Federal Home Loan
    Mortgage Corporation
    participation
    certificates..........  $      757  $        3  $       --  $     760
  Government National
    Mortgage Association
    participation
    certificates..........       1,141           5          --      1,146
  Federal National
    Mortgage Association
    participation
    certificates..........       4,510          18          23      4,505
                            ----------  ----------  ----------  ---------
                            $    6,408  $       26  $       23  $   6,411
                            ==========  ==========  ==========  =========

                                                 1998
                            ---------------------------------------------
                                           Gross       Gross    Estimated
                             Amortized  unrealized  unrealized     fair
                               cost        gains      losses      value
                            ----------  ----------  ----------  ---------
                                          (In thousands)
Held-to-maturity
  REMICs..................   $    243      $    2     $    --     $  245
                             ========      ======     =======     ======

Available for sale
  Government National
    Mortgage Association
    participation
    certificates..........   $    152      $   20     $    --     $  172
  Federal National
    Mortgage Association
    participation
    certificates..........      3,854          16          10      3,860
                             --------      ------     -------     ------
                             $  4,006      $   36     $    10     $4,032
                             ========      ======     =======     ======

  The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 1999, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                             Amortized Cost
                                             --------------
                                             (In thousands)
  Due in one year or less.............          $    535
  Due within one to three years.......               357
  Due within three to five years......             2,144
  Due after five years................             4,191
                                                --------
                                                $  7,227
                                                ========

                           NOTE C - LOANS RECEIVABLE
  The composition of the loan portfolio at March 31 is as follows:


                                               1999          1998
                                             --------      --------
                                                 (In thousands)
Residential real estate - 1 to 4 family..    $187,638      $180,895
Residential real estate - multi-family...       7,086         7,091
Residential real estate - construction...       7,668         3,963
Nonresidential real estate and land......       5,610         5,838
Education................................       3,245         3,868
Automobile...............................       1,029           890
Consumer and other.......................       8,951         8,831
                                             --------      --------
                                              221,227       211,376
Less:
  Undisbursed portion of loans in
    process..............................       4,600         2,088
  Deferred loan origination fees.........       1,855         1,882
  Allowance for loan losses..............         678           721
                                             --------      --------
                                             $214,094      $206,685
                                             ========      ========


  As depicted above, the Banks' lending efforts have historically focused on one-to-four-family residential and multi-family residential real estate loans, which comprise approximately $197.8 million, or 92%, of the total loan portfolio at March 31, 1999 and $189.9 million, or 92%, of the total loan portfolio at March 31, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Banks with adequate collateral coverage in the event of default. Nevertheless, the Banks, as with any lending institution, are subject to the risk that real estate values could deteriorate in their primary lending areas of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Banks' primary lending area are presently stable.

  As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $44.0 million, $37.8 million and $37.5 million at March 31, 1999, 1998 and 1997, respectively.

  In the normal course of business, the Banks have made loans to their directors, officers and their related business interests. Related party loans must be made on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. However, recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $340,000, $209,000 and $400,000 at March 31, 1999, 1998 and 1997,
respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                           1999    1998   1997
                                          ------  ------  -----
                                             (In thousands)
Balance at beginning of year..........    $ 721   $ 914   $ 888
Provision for loan losses.............       64      60      20
(Charge-offs) recoveries -- net.......     (107)   (253)      6
                                          -----   -----   -----
Balance at end of year................    $ 678   $ 721   $ 914
                                          =====   =====   =====

  As of March 31, 1999, the Banks' allowance for loan losses was comprised of a general loan loss allowance of $670,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $8,000.

  Nonaccrual and nonperforming loans totaled approximately $280,000, $308,000 and $962,000 at March 31, 1999, 1998 and 1997, respectively.

  During the years ended March 31, 1999, 1998 and 1997 interest income of approximately $7,000, $23,000 and $62,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                           NOTE E - OFFICE PREMISES
                                 AND EQUIPMENT

 Office premises and equipment at March 31 are comprised of the following:

                                                    1999      1998
                                                   -------   -------
                                                    (In thousands)
Land and improvements....................          $ 1,596   $ 1,390
Office buildings and improvements........            6,194     3,776
Furniture, fixtures and equipment........            4,127     4,992
Automobiles..............................               84        84
                                                   -------    ------
                                                    12,001    10,242
Less accumulated depreciation
  and amortization.......................            4,253     3,781
                                                   -------   -------
                                                   $ 7,748   $ 6,461
                                                   =======   =======

  As of March 31, 1999, the Bank had outstanding commitments of approximately $430,000 for the construction of the Madison South branch which opened on May 15, 1999.

                               NOTE F - DEPOSITS

 Deposits consist of the following major classifications at March 31:

                                   1999      1998
                                 --------  --------
Deposit type and weighted-         (In thousands)
average interest rate
NOW accounts
  1999 - 2.11%.................  $ 24,879
  1998 - 2.14%.................            $ 21,062

Passbook
  1999 - 3.10%.................    46,466
  1998 - 2.98%.................              39,111

Money Market Investor
  1999 - 3.31%.................    11,265
  1998 - 3.00%.................               9,448
                                 --------    ------
Total demand, transaction and
  passbook deposits............    82,610    69,621

Certificates of deposit
  Original maturities of:
  Less than 12 months
    1999 - 4.81%...............    37,813
    1998 - 5.39%...............              29,350

  12 months to 24 months
    1999 - 5.18%...............    34,001
    1998 - 5.50%...............              37,069

  25 months to 36 months
    1999 - 5.84%...............    38,696
    1998 - 5.93%...............              40,862

  More than 36 months
    1999 - 5.99%...............    11,420
    1998 - 6.71%...............              13,523

  Jumbo
    1999 - 5.92%...............    30,787
    1998 - 6.11%...............              27,196
                                 --------  --------
Total certificates of deposit..   152,717   148,000
                                 --------  --------
Total deposit accounts           $235,327  $217,621
                                 ========  ========

  At March 31, 1999 and 1998, the Banks had deposits with balances in excess of $100,000 totaling $38.0 million and $33.4 million, respectively.

 Interest expense on deposits for the years ended March 31 is summarized as follows:

                                            1999      1998     1997
                                         --------  --------  -------
                                                 (In thousands)
Passbook...........................      $  1,220   $ 1,181  $ 1,291
NOW and money market
  deposit accounts.................           787       732      750
Certificates of deposit............         8,509     8,281    7,965
                                         --------   -------  -------
                                         $ 10,516   $10,194  $10,006
                                         ========   =======  =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't)

  Maturities of outstanding certificates of deposit at March 31 are summarized as follows:

                                         1999         1998
                                       --------     --------
                                         (In thousands)
  Less than one year..............     $107,483     $ 91,867
  One to three years..............       40,595       51,868
  Over three years................        4,639        4,265
                                       --------     --------
                                       $152,717     $148,000
                                       ========     ========

                          NOTE G - ADVANCES FROM THE
                            FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank, collateralized at March 31, 1999 and 1998 by pledges of certain residential mortgage loans totaling $13.5 million and $24.0 million and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

  Interest          Maturing in year
  Rate              ending March 31,        1999     1998
  --------          ----------------       ------   ------
                                       (Dollars in thousands)
  5.60% - 6.15%          1999             $    --   $14,000
  5.35%                  2000               1,000        --
  5.86% - 6.35%          2001               3,000     2,000
  5.04% - 5.98%          2002               5,000        --
                                          -------   -------
                                          $ 9,000   $16,000
                                          =======   =======
  Weighted-average interest rate             5.68%     5.94%
                                          =======   =======

                         NOTE H - FEDERAL INCOME TAXES

 The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended March 31 as follows:

                                    1999    1998    1997
                                   ------  ------  ------
                                       (In thousands)
Federal income taxes computed
  at statutory rate............     $ 846   $ 953   $ 366
Increase (decrease) in taxes
resulting from:
  Tax exempt interest..........        (3)     (3)     (3)
  Other........................         3       3       4
                                    -----   -----   -----
Federal income tax provision
  per financial statements          $ 846   $ 953   $ 367
                                    =====   =====   =====

  The composition of the Company's net deferred tax liability at March 31 is as follows:

                                             1999    1998
                                            -----   ------
                                            (In thousands)
Taxes (payable) refundable on temporary
differences at statutory rate:
  Deferred tax assets
    Deferred loan origination fees.......    $ 272   $ 262
    General loan loss allowance..........      228     240
    Other................................       14      48
                                             -----   -----
  Deferred tax assets....................      514     550

  Deferred tax liabilities
    Federal Home Loan Bank
      stock dividends....................     (591)   (524)
    Book/tax depreciation differences....     (122)   (127)
    Unrealized gains on securities
      designated as available for sale...       (1)     (9)
    Percentage of earnings bad debt
      deduction..........................      (85)    (67)
    Mortgage servicing rights............     (101)    (57)
                                             -----   -----
  Deferred tax liabilities...............     (900)   (784)
                                             -----   -----
    Total deferred tax liability.........    $(386)  $(234)
                                             =====   =====

  The Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The percentage of earnings bad debt deduction for additions prior to fiscal 1988 totaled approximately $2.7 million as of March 31, 1999.
If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $918,000 at March 31, 1999. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                             NOTE I - COMMITMENTS

  The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Con't.)

                         March 31, 1999, 1998 and 1997

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At March 31, 1999 and 1998, the Company had outstanding commitments to originate fixed rate loans of approximately $8.8 million and $6.6 million, respectively, and adjustable rate loans of approximately $436,000 and $140,000, respectively. Additionally, the Company h ad unused lines of credit under home equity loans of $12.0 million and $9.8 million at March 31, 1999, and 1998, respectively. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

     Commitments to extend credit are agreements to lend a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral o n loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

     In connection with the opening of the NorthSide branch in July 1999, the Company assumed a lease of branch banking facilities. The lease of the banking facility is in Wooster and requires the Company to make payments of approximately $30,000 per year. The lease commences in May, 1999 and expires in April 2009, and contains two renewable five year options with lease payments to be determined by the parties upon such time of a renewal.

                          NOTE J - REGULATORY CAPITAL

     The Banks are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0%-5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Banks' excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their statement of financial condition by a defined risk-weighting factor, e.g. one- to four-family residential loans carry a risk-weighted factor of 50%.

     As of March 31, 1999 and 1998, management believes that the Banks met all capital adequacy requirements to which they were subject.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Con't.)

                         March 31, 1999, 1998 and 1997

                                         Wayne Savings Community Bank as of March 31, 1999

                                                                              For capital
                                Actual                                     adequacy purposes
                         ---------------------         ------------------------------------------------------------
                         Amount          Ratio         Amount                                                 Ratio

                     (Dollars in thousands)
Tangible capital         $ 23,176         8.6%         less than an equal to $  4,039    less than an equal to 1.5%
Core capital             $ 23,176         8.6%         less than an equal to $  8,078    less than an equal to 3.0%
Risk-based capital       $ 23,846        16.4%         less than an equal to $ 11,616    less than an equal to 8.0%

                                                  To be "well-capitalized"
                                                  under prompt corrective
                                                     action provisions
                         ----------------------------------------------------------------
                         Amount
                             Ratio
Tangible capital         less than an equal to $ 13,462       less than an equal to  5.0%
Core capital             less than an equal to $ 16,154       less than an equal to  6.0%
Risk-based capital       less than an equal to $ 14,520       less than an equal to 10.0%

                                                  As of March 31, 1998
                                                                              For capital
                                Actual                                     adequacy purposes
                         ---------------------         -----------------------------------------------------------
                         Amount          Ratio         Amount                            Ratio

                                      (Dollars in thousands)
Tangible capital         $ 23,637         9.1%         less than an equal to $  3,885    less than an equal to 1.5%
Core capital             $ 23,637         9.1%         less than an equal to $  7,770    less than an equal to 3.0%
Risk-based capital       $ 24,343        17.4%         less than an equal to $ 11,210    less than an equal to 8.0%

                                                  To be "well-capitalized"
                                                  under prompt corrective
                                                     action provisions
                         ----------------------------------------------------------------
                         Amount
     Ratio
Tangible capital         less than an equal to $ 12,951       less than an equal to  5.0%
Core capital             less than an equal to $ 15,541       less than an equal to  6.0%
Risk-based capital       less than an equal to $ 14,013       less than an equal to 10.0%

                                        Village Savings Bank, F.S.B. as of March 31, 1999

                                                                              For capital
                                Actual                                     adequacy purposes
                         ---------------------         -----------------------------------------------------------
                         Amount          Ratio         Amount                            Ratio

              (Dollars in thousands)
Tangible capital         $ 2,638         19.5%         less than an equal to $ 207       less than an equal to 1.5%
Core capital             $ 2,638         19.5%         less than an equal to $ 414       less than an equal to 3.0%
Risk-based capital       $ 2,641         53.3%         less than an equal to $ 397       less than an equal to 8.0%

                                                  To be "well-capitalized"
                                                  under prompt corrective
                                                     action provisions
                         ----------------------------------------------------------------
                         Amount                               Ratio
Tangible capital         less than an equal to $ 691          less than an equal to  5.0%
Core capital             less than an equal to $ 829          less than an equal to  6.0%
Risk-based capital       less than an equal to $ 496          less than an equal to 10.0%

     The Banks' management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

     Under current OTS regulations, a savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is
not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net earnings to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. The OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. Pursuant to such OTS dividend regulations, the Banks had the ability to pay dividends of approximately $6.9 million at March 31, 1999.

NOTE K
- STOCK OPTION PLANS

     The Company has an incentive Stock Option Plan that provides for the issuance of 84,044 shares of authorized, but unissued shares of common stock. The Company also has a non-incentive Stock Option Plan that provides for the issuance of 36,018 (adjusted) shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the three-for two stock split and all stock dividends through the date of issue of the financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Con't.)

                         March 31, 1999, 1998 and 1997

     The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which provides for a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB
Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not applicable as no options were granted by the Company during the fiscal years ended March 31, 1999, 1998 and 1997.

     A summary of the status of the Company's stock option plans as of March 31, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                                1999                     1998                   1997
                                        --------------------     ------------------       ------------------
                                                    Exercise
            Exercise                 Exercise
                                        Shares       Price       Shares      Price        Shares      Price
                                        ------      --------     ------    --------       ------    --------
Outstanding at beginning of year           60,548   $ 5.000       74,441   $ 5.000         82,352   $ 5.000
Granted                                        --        --           --        --             --        --
Exercised                                  22,743     5.000       11,651     5.000          7,911     5.000
Forfeited                                   3,209     5.000        2,242     5.000             --        --
                                           ------   -------      -------   -------         ------
 -------
Outstanding at end of year                 34,596   $ 5.000       60,548   $ 5.000         74,441   $ 5.000
                                           ======   =======      =======   =======         ======   =======
Options exercisable at year-end            34,596   $ 5.000       60,548   $ 5.000         74,441   $ 5.000
                                           ======   =======      =======   =======         ======   =======
Weighted-average fair value of
  options granted during the year            N/A                  N/A                       N/A

     The following information applies to options outstanding at March 31, 1999:

Number outstanding                                 34,596

Range of exercise prices                          $ 5.000

Weighted-average exercise price                   $ 5.000

Weighted-av
erage remaining contractual life          4.25

     At March 31, 1999, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in 2003.

NOTE L - LEGISLATIVE MATTERS

     The deposit accounts of the Banks and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995.

     L
egislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Bank held $204.5 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.3 million, or $887,000 after tax, which was charged to operations in fiscal 1997.

     Under separate legislation related to the recapitalization plan, the Bank is required to recapture as taxable income approximately $197,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over six years, commencing in fiscal 1999.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                        March 31, 1999, 1998, and 1997

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

  The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 1999 and 1998, and the results of its operations for the periods then ended.

Wayne Savings Bancshares, Inc.
STATEMENTS OF FINANCIAL CONDITION
For the periods ended March 31,
      (In thousands)
                                             1999      1998
                                           -------   -------
ASSETS
Cash and due from banks                    $    86   $    46
Interest-bearing deposits in
  other financial institutions               1,625       800
Investment in subsidiaries                  23,332    23,671
Prepaid expenses and other                     102        77
                                           -------   -------
  Total assets                             $25,145   $24,594
                                           =======   =======
LIABILITIES AND
STOCKHOLDERS' EQUITY
Other liabilities                          $   189   $   168
Stockholders' equity
  Common stock and additional
    paid-in capital                         14,985     8,221
  Retained earnings                         10,437    16,198
  Less shares held in treasury (22,583
    and 357 shares, respectively)             (468)      (10)
  Accumulated other comprehensive
    income -- unrealized gains on
    securities designated as
    available for sale, net                      2        17
                                           -------   -------
      Total stockholders' equity            24,956    24,426
                                           -------   -------
      Total liabilities and
        stockholders' equity               $25,145   $24,594
                                           =======   =======
Wayne Savings Bancshares, Inc.
STATEMENTS OF EARNINGS
For the periods ended March 31,
(In thousands)
                                             1999       1998
                                           -------   -------
Income
  Interest income                          $    53   $     5
  Equity in earnings of subsidiary           1,676       580
                                           -------   -------
    Total revenue                            1,729       585
General and administrative expenses            102        64
                                           -------   -------
    Earnings before income tax credits       1,627       521
Federal income tax credits                     (16)      (20)
                                           -------   -------
    NET EARNINGS                           $ 1,643   $   541
                                           =======   =======
Wayne Savings Bancshares, Inc.
STATEMENTS OF CASH FLOWS
For the periods ended March 31,
(In thousands)
                                             1999      1998
                                           -------   -------
Cash flows from operating activities:
  Net earnings for the period              $ 1,643   $   541
  Adjustments to reconcile net
    earnings to net cash provided
    by (used in) operating activities
    Excess contributions/
      (undistributed earnings) of
      consolidated subsidiary                  324      (580)
    Increase (decrease) in cash due
      to changes in:
      Prepaid expenses and other
        assets                                 (25)      (24)
      Other liabilities                         (8)       --
                                           -------   -------
        Net cash provided by (used
        in) operating activities             1,934       (63)
Cash flows provided by (used in)
  investing activities:
  Effect of corporate reorganization            --     1,076
                                           -------   -------
    Net cash provided by
      investing activities                      --     1,076
Cash flows provided by (used in)
  financing activities:
  Payment of dividends on
    common stock                              (725)     (169)
  Purchase of treasury stock                  (431)       --
  Proceeds from exercise of stock
    options                                     87         2
                                           -------   -------
    Net cash used in
      financing activities                  (1,069)     (167)
                                           -------   -------
Net increase in cash and cash
  equivalents                                  865       846
Cash and cash equivalents at beginning
  of period                                    846        --
                                           -------   -------
Cash and cash equivalents at end
  of period                                $ 1,711   $   846
                                           =======   =======

             NOTE N - QUARTERLY RESULTS OF OPERATIONS (unaudited)

  The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 1999 and 1998. Certain amounts, as previously reported, have been reclassified to conform to the fiscal 1999 presentation.

                                                                              For the three month periods ended
                                                ----------------------------------------------------------------------------------
                                                  June 30, 1998          September 30, 1998    December 31, 1998    March 31, 1999
                                                -----------------        ------------------    -----------------    --------------
                                                                       (In thousands, except share data)
Total interest income                                  $4,865                       $4,809                $4,854             $4,768
Total interest expense                                  2,801                        2,838                 2,769              2,779
                                                       ------                       ------                ------             ------
Net interest income                                     2,064                        1,971                 2,085              1,989
Provision for losses on loans                              15                           16                    16                 17
Other income                                              260                          290                   225                217
General, administrative and other expense               1,586                        1,590                 1,627              1,745
                                                       ------                       ------                ------             ------
Earnings before income taxes                              723                          655                   667                444
Federal income taxes                                      246                          223                   227                150
                                                       ------                       ------                ------             ------
Net earnings                                           $  477                       $  432                $  440             $  294
                                                       ======                       ======                ======             ======
Earnings per share
  Basic                                                $  .18                       $  .16                $  .17             $  .12
                                                       ======                       ======                ======             ======
  Diluted                                              $  .18                       $  .16                $  .17             $  .11
                                                       ======                       ======                ======             ======

                                                                           For the three month periods ended
                                                ----------------------------------------------------------------------------------
                                                  June 30, 1997          September 30, 1997    December 31, 1997    March 31, 1998
                                                -----------------        ------------------    -----------------    --------------
                                                                           (In thousands, except share data)
Total interest income                                 $4,792                   $4,808                $4,778            $4,858
Total interest expense                                 2,754                    2,754                 2,755             2,821
                                                      ------                   ------                ------            ------
Net interest income                                    2,038                    2,054                 2,023             2,037
Provision for losses on loans                             15                       15                    15                15
Other income                                             208                      229                   220               197
General, administrative and other expense              1,466                    1,519                 1,527             1,632
                                                      ------                   ------                ------            ------
Earnings before income taxes                             765                      749                   701               587
Federal income taxes                                     261                      253                   240               199
                                                      ------                   ------                ------            ------
Net earnings                                          $  504                   $  496                $  461            $  388
                                                      ======                   ======                ======             ======
Earnings per share
  Basic                                               $  .19                   $  .19                $  .17            $  .16
                                                      ======                   ======                ======             ======
  Diluted                                             $  .19                   $  .19                $  .17            $  .15
                                                      ======                   ======                ======             ======