Form 10KSB, Exhibit 13
period 2000-03-31
WAYNE SAVINGS BANCSHARES INC /OH/
filed 2000-06-28
CIK 1036030

EXHIBIT 13

                       2000 ANNUAL REPORT TO STOCKHOLDERS

                             DIRECTORS AND OFFICERS

                         WAYNE SAVINGS BANCSHARES, INC.

Board of Directors                      Executive Officers

Charles Finn                            Charles Finn
Chairman                                President And Chief Executive Officer

Kenneth Rhode                           Wanda Christopher-Finn
                                        Executive Vice President
Russell Harpster                        And Chief Administrative Officer

Joseph Retzler                          Gary Miller
                                        Senior Vice President And
Donald Massaro                          Chief Lending Officer

Terry Gardner                           Todd Tappel
                                        Senior Vice President And
James Morgan                            Chief Financial Officer;
                                        Corporate Secretary And
                                        Treasurer

                               TABLE OF CONTENTS
                                                                           Page
Stockholder Information ...................................................  5
Chairman's Letter .........................................................  6
Selected Consolidated Financial and Other Data ............................  8
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ............................................... 10
Report of Independent Certified Public Accountants ........................ 20
Consolidated Statements of Financial Condition ............................ 21
Consolidated Statements of Earnings ....................................... 22
Consolidated Statements of Comprehensive Income ........................... 23
Consolidated Statements of Stockholders' Equity ........................... 24
Consolidated Statements of Cash Flows ..................................... 25
Notes to Consolidated Financial Statements ................................ 27

                            STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders
will be held at 10:00 a.m. on July 27, 2000, at The Black Tie Affair Conference Center,
50 Riffel Road,
Wooster, Ohio.


Special Counsel

Luse Lehman Gorman Pomerenk &Schick
5335 Wisconsin Avenue NW
Suite 400
Washington, D. C. 20015


Independent Auditors

Grant Thornton LLP
625 Eden Park Drive o Suite  900
Cincinnati, Ohio 45202


Transfer Agent

ChaseMellon Shareholder Services
85 Challenger Road o Overpeck Centre
Ridgefield Park, New Jersey 07660


Annual Report on Form 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended March 31, 2000, will be furnished without charge to stockholders upon written request to the Corporate Secretary, Wayne Savings Bancshares, Inc., 151 North Market Street, Wooster, Ohio 44691 (330) 264-5767


Investor Information

Executive Offices
Wayne Saving Bancshares, Inc.
151 N. Market Street o P.O. Box 858
Wooster, Ohio 44691 (330) 264-5767

                                CHAIRMAN'S LETTER

TO OUR STOCKHOLDERS
AND CUSTOMERS:

     It is a great privilege to present this Annual Report to the Stockholders and Customers of Wayne Savings Bancshares, Inc., our first annual report of the 21st century.

     The fiscal year ended March 31, 2000, was another exciting year of progress and achievement for our Company, and we believe the accomplishments during the past year further strengthened the foundation of Wayne Savings as we move forward into the new millennium. First of all, we were quite gratified by the public response to the year-long 100th anniversary celebration of Wayne Savings Community Bank, the wholly-owned subsidiary of Wayne Savings Bancshares, Inc. The extensive publicity and community events surrounding the centennial celebration greatly enhanced the image and public awareness of Wayne Savings. The current generation of officers, directors, and staff are indeed proud to represent Wayne Savings at this momentous time in the Company's history.

     The most obvious accomplishment for Wayne Savings Bancshares, Inc. in Fiscal 2000 was accelerated growth, as our investment in expanded banking locations continued to produce the anticipated gains in new customers and deposits. One of the key objectives of our business plan has been to achieve internal asset growth of the Company through market expansion and new branch facilities. In May 1999, we successfully opened our new Madison South office at the southern perimeter of Wooster, and, in July 1999, the NorthSide office was established in Wooster's rapidly developing northend commercial and residential area. The opening of the two additional branch offices in the past year increased the number of Wayne Savings' full-service banking locations from six to eight, with four being in the Wooster area. Our expanded market place has enhanced our ability to cross-sell our products and services and to serve our customer base.

     We are pleased that our strategic investment in people, technology, and expanded banking locations is producing the desired results, as evidenced by a 12% growth in assets in the past year, a 13% growth in deposits, a 10% growth in loans receivable, and a 7% growth in net interest income.

     The Company reached a new growth milestone at March 31, 2000, as assets topped the $300 million mark. Total assets amounted to $304.1 million, a $32.8 million growth from total assets of $271.3 million a year ago. Deposit account balances increased $29.6 million during the fiscal year to a new total of $265.0 million, and loans receivable increased $21.7 million, from $215.7 million to $237.4 million, in the same twelve month period.

     As anticipated, the start-up costs related to the opening of the two additional banking offices in Fiscal 2000 did result in what is expected to be a temporary decrease in net earnings. For the fiscal year ended March 31, 2000, Wayne Savings

Bancshares, Inc. reported net earnings of $1.3 million or $.48 per diluted share, as compared to $1.6 million or $.62 per diluted share in the prior year. In addition to the increased operating costs related to branch office openings, gains on sale of loans were $287,000 less than in the prior year. Net interest income increased $578,000, or 7%, from $8.1 million in the prior year to $8.7 million in the current fiscal year.

     For the fourth quarter ended March 31, 2000, net earnings amounted to $301,000 or $.11 per diluted share, compared to $294,000 or $.11 per diluted share for the same quarter last year. Net interest income in the quarter ended March 31, 2000, increased $180,000, or 9%, over the prior year quarter, from $2.0 million to $2.2 million.

     Another hallmark of Wayne Savings is the continuing high quality of our loan portfolio, as the level of non-performing loans remains far below the industry average. At the end of the 2000 fiscal year, stockholders' equity amounted to $25.1 million, resulting in a capital-to-assets ratio of 8.26%. For its continued operation as a safe and sound bank, Wayne Savings has received a five-star rating for 23 consecutive quarters from Bauer Financial Reports Inc., a nationally recognized firm that rates financial institutions. This is the highest safety and soundness rating awarded to banks.

     It is also a pleasure to report on the substantial progress of Village Savings Bank, F.S.B., the "de novo" federal savings bank established July 1998 in North Canton, Ohio. While Village Savings Bank has an independent charter and separate federal insurance of accounts, it is a wholly-owned subsidiary of Wayne Savings Community Bank. The Bank operates as a local community bank specializing in responsive, personal customer service. At March 31, 2000, the Bank had grown to $21.2 million in assets, $17.8 million in deposits, and $15.0 million in loans. Village Savings Bank became profitable in February 2000 after 20 months of operation, only two months longer than our original 18 month projection. Village Savings Bank is expected to make a substantial profit contribution to Wayne Savings and its stockholders in the months and years ahead.

     In the past two years, Wayne Savings has made a considerable investment in building our capabilities to attract and retain valuable customer relationships and to enhance revenue growth. We have also put much effort into diversifying our products and services to keep pace with the changes in financial modernization laws and trends. For example, we plan to expand our alternative investments this year to include the sale of mutual funds and variable rate annuities to complement our current fixed-rate annuity offerings.

     In the past year, we believe the Company has gained significant momentum that will result in positive long-term results. The ultimate goal of our efforts is to increase the investment value of our franchise for our stockholders and to improve our ability to serve our customers.

     On behalf of the directors, officers, and staff of Wayne Savings, we thank you deeply for your continued confidence and support.

                                Sincerely,

                                /s/Charles F. Finn

                                Charles F. Finn
                                Chairman, President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc. (the "Company"), the stock holding company parent of Wayne Savings Community Bank ("Wayne Savings" or the "Bank"), and Village Savings Bank, F.S.B. ("Village"), a wholly-owned subsidiary of Wayne Savings, together referred to as the "Banks," at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.


                                                      At March 31,
                                  ---------------------------------------------------
                                    2000       1999      1998       1997       1996
                                    ----       ----      ----       ----       ----
                                                      (In thousands)
Selected Financial Condition Data
Total assets .................   $304,069   $271,274   $259,752   $252,175   $248,503
Loans receivable, net(1)......    237,412    215,679    207,879    209,404    206,513
Mortgage-backed securities(2).     10,496      7,230      4,275        873      1,929
Investment securities(3)......     27,199     17,830     21,901     24,470     19,675
Cash and cash equivalents(4)..     14,309     16,245     13,169      7,606     10,190
Deposits .....................    264,952    235,327    217,621    211,442    210,158
Stockholders' equity .........     25,121     24,956     24,426     23,115     22,852

-----------

(1)  Includes loans held for sale.
(2)  Includes mortgage-backed securities available for sale.
(3)  Includes certificates of deposit in other financial institutions.
(4) Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.



                                               Year Ended March 31,
                                 -----------------------------------------------
                                   2000      1999      1998      1997     1996
                                   ----      ----      ----      ----     ----
                                                  (In thousands)
Selected Operating Data:
Interest income ..............   $20,701   $19,296   $19,236   $18,719   $18,328
Interest expense .............    12,014    11,187    11,084    10,610    10,541
                                 -------   -------   -------   -------   -------
 Net interest income .........     8,687     8,109     8,152     8,109     7,787
Provision for loan losses ....       120        64        60        20        20
                                 -------   -------   -------   -------   -------
 Net interest income after
  provision for loan losses ..     8,567     8,045     8,092     8,089     7,767
Other income .................       742       991       854       575       607
General, administrative
 and other expense(1).........     7,414     6,547     6,144     7,588     6,189
                                 -------   -------   -------   -------   -------
Earnings before income taxes .     1,895     2,489     2,802     1,076     2,185
Federal income taxes .........       644       846       953       367       774
                                 -------   -------   -------   -------   -------
 Net earnings ................   $ 1,251   $ 1,643   $ 1,849   $   709   $ 1,411
                                 =======   =======   =======   =======   =======

-----------

(1) The fiscal year ended March 31, 1997, includes a one-time pre-tax charge of $1.3 million to recapitalize the Savings Association Insurance Fund ("SAIF") and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Road location.

             SELECTED CONSOLIDATED FINANCIAL AND OTHER ATA (con't.)

                                               At or For the Year Ended March 31,
                                       ---------------------------------------------
                                        2000       1999     1998      1997      1996
                                        ----       ----     ----      ----      ----
Key Operating Ratios and Other Data:
Return on average assets (net
 earnings divided by average
 total assets)(1)...............         .43%      .63%      .73%      .29%      .58%
Return on average equity
 (net earnings divided by
 average equity)(1).............        4.98      6.90      7.72      3.08      6.32
Average equity to average
 assets ratio ..................        8.57      9.07      9.42      9.32      9.21
Equity to assets at period end .        8.26      9.20      9.40      9.17      9.20
Interest rate spread
 (difference between average
 yield on interest earning
 assets and average cost of
 interest bearing liabilities) .        2.88      2.93      2.98      3.03      2.92
Net interest margin (net
 interest income as a
 percentage of average interest-
 earning assets) ...............        3.14      3.23      3.34      3.40      3.30
General, administrative and
 other expense to average
 assets(1)(2)...................        2.53      2.45      2.42      3.07      2.57
Non-performing loans to
 loans receivable, net .........         .08       .13       .15       .46      1.01
Non-performing assets to total
 assets ........................         .10       .12       .48       .70      1.35
Average interest-earning
 assets to average
 interest-bearing liabilities ..      106.05    106.99    108.02    108.35    108.48
Allowance for loan losses to
 non-performing loans ..........      396.50    242.14    234.09     95.01     42.57
Allowance for loan losses to
 non-performing assets .........      273.45    211.21     57.50     51.61     26.41
Net interest income after
 provision for loan losses,
 to general, administrative
 and other expense(1)(2)........      115.72    124.98    131.71    106.60    124.77
Number of full-service
 offices .......................        9         7         6         6         6
Dividend payout ratio ..........       70.50     45.89     36.45     88.94     52.66

-----------

(1) The fiscal year ended March 31, 1997, includes a one-time pre-tax charge of $1.3 million to recapitalize the SAIF and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Point location.
(2) In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiaries. In fiscal year 1999, Wayne Savings Community Bank ("Wayne Savings" or the "Bank") formed a new federal savings bank subsidiary in North Canton, Ohio named Village Savings Bank, F.S.B. ("Village"), together referred to as the "Banks." Intercompany transactions and balances are eliminated in the consolidated financial statements.

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

Business Strategy

     The Company's current business strategy is to operate a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) emphasizing the origination of one-to-four family residential mortgage loans and consumer loans in the Company's market area; (3) reducing interest rate risk exposure by better matching asset and liability maturities and rates; (4) maintaining high asset quality; (5) maintaining a strong retail deposit base; and (6) maintaining capital in excess of regulatory requirements.

Discussion of Financial Condition

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and actual results could differ significantly from those discussed in forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters: (1) management's determination of the amount and adequacy of the allowance for loan losses; (2) the effect of changes in interest rates; and (3) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

     At March 31, 2000, the Company had total assets of $304.1 million, an increase of $32.8 million, or 12.1%, from total assets of $271.3 million at March 31, 1999.

     Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $41.5 million, an increase of approximately $7.4 million, or 21.8% from March 31, 1999 levels. Regulatory liquidity approximated 19.6% at

March 31, 2000, compared to 20.5% at March 31, 1999.

     Loans receivable, including loans held for sale, increased by approximately $21.7 million, or 10.1%, to $237.4 million at March 31, 2000, from $215.7 million at March 31, 1999. This increase resulted from loan disbursements of $64.9 million, which were partially offset by principal repayments of $37.1 million and sales of $6.4 million. Loans secured by one-to-four family residential real estate increased by $22.3 million during fiscal 2000. The allowance for loan losses totaled $793,000 at March 31, 2000, as compared to $678,000 at March 31, 1999. Nonperforming loans totaled $200,000 at March 31, 2000, and $280,000 at March 31, 1999. The allowance for loan losses totaled 396.5% and 242.1% of nonperforming loans at March 31, 2000 and 1999, respectively. Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

     Deposits increased by approximately $29.6 million, or 12.6%, from $235.3 million at March 31, 1999, to a total of $265.0 million at March 31, 2000. The increase in deposits is primarily attributable to growth achieved at the two new branch locations and management's continuing efforts to achieve a moderate rate of growth through marketing and business strategies.

     Advances  from the Federal  Home Loan Bank  increased by $3.0  million,  or
33.3%,  from  $9.0 million  outstanding   at  March 31, 1999,  to  $12.0 million
outstanding at March 31, 2000.

     The Banks are subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests; i.e., the tangible capital requirement, the core capital requirement, and the risk-based capital requirement. At March 31, 2000, the Banks' capital met all regulatory requirements to which they were subject.

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

     The Company reported net earnings of $1.3 million for the fiscal year ended March 31, 2000. This represents a 23.9% decrease from net earnings of $1.6 million reported in the prior fiscal year.

     Net interest income increased $578,000, or 7.1% from the prior fiscal year, representing growth in core earnings. The decrease in earnings in fiscal 2000 was due primarily to start up costs related to the opening of two additional full-service banking offices in Wooster, coupled with a $287,000 decrease in gain on sale of loans.

     Interest Income. Interest income totaled $20.7 million for the fiscal year ended March 31, 2000, an increase of $1.4 million, or 7.3%, from interest income of $19.3 million for the fiscal year ended March 31, 1999. Interest income increased due to an increase in the average balance of interest-earning assets of $26.0 million, or 10.4%, to $276.7 million, partially offset by a decrease in the average yield to 7.48% from 7.70% for the prior year.

     Interest income on loans receivable increased by $891,000, or 5.2%, due to a $20.7 million, or 9.9%, increase in the average balance of loans outstanding, which was partially offset by a decrease in the average yield from 8.14% to 7.80%.

     Interest income on mortgage-backed securities increased by $197,000, or 48.6%, primarily due to an increase in the average balance of $3.0 million, or 41.6%, to $10.2 million for the year ended March 31, 2000. The yield on these assets increased to 5.93%, from 5.65%for the previous year.

     Interest income on both investment securities and interest-bearing deposits increased for the year, primarily as a result of an increase in the average yield on these assets as interest rates continually rose throughout the fiscal year. The yield on investment securities increased to 6.86%, from 6.03%for the prior year, while the yield on interest-bearing deposits rose to 5.25%, from 5.01% for the prior fiscal year. The average balance of these assets increased approximately $2.4 million, as the Company maintained a liquid position to take advantage of a future increase in rates.

     Interest income totaled $19.3 million for the fiscal year ended March 31, 1999, a slight increase from interest income of $19.2 million for the fiscal year ended March 31, 1998. Interest income remained stable, while the average balance of interest-earning assets increased $6.9 million, or 2.8%, to $250.7 million, while the average yield decreased to 7.70% from 7.89% the prior year.

     Interest income on loans receivable remained stable, as a drop in interest rates offset an increase in the average balance of $1.8 million, or .9%, as compared to the previous year's average balance of $207.4 million.

     Interest income on mortgage-backed securities increased by $302,000, to $405,000 from $103,000. The increase was due to a $5.5 million, or 319.8% increase in the average balance, to $7.2 million, for the year ended March 31, 1999, offset by a drop in the yield to 5.65%, from 6.03% the previous year.

     Interest income on both investment securities and

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't. )

interest-bearing deposits decreased for the year ended March 31, 1999, primarily as a result of a decrease in the average yield on these assets as interest rates dropped throughout the fiscal year. The yield on investment securities dropped to 6.03% in fiscal 1999, from 6.26% the prior year, while the yield on interest-bearing deposits fell to 5.01%, from 5.69% the prior fiscal year. The average balance of these assets remained stable at approximately $34 million, as the Company maintained a liquid position to take advantage of a future increase in rates.

     Interest Expense. Interest expense for the fiscal year ended March 31, 2000, totaled $12.0 million, an increase of $827,000, or 7.4%, from interest expense of $11.2 million for the previous year. The increase resulted from an increase in the average balance of interest bearing liabilities of $26.6 million, or 11.4%, to $260.9 million, which was offset by a decrease in the average cost of funds to 4.60% for the current year from 4.77% for the previous fiscal year.

     Interest expense on deposits increased $1.0 million, or 9.6%, to $11.5 million as a result of an increase in the average deposits outstanding from $222.6 million for fiscal 1999 to $252.3 million in fiscal 2000, partially offset by a decrease in the cost of deposits from 4.72% to 4.57% in fiscal 2000.

     Interest expense on borrowings for the fiscal year ended March 31, 2000, decreased $187,000, or 27.9%, to $484,000. The decrease was the result of a decrease in the average balance of borrowings outstanding of $3.1 million, or 26.3%, coupled with a decrease in interest rates from 5.75% to 5.63%, in fiscal 2000.

     Interest expense for the fiscal year ended March 31, 1999, totaled $11.2 million, an increase of $103,000, or .9%, from interest expense of $11.1 million for the previous year. The increase resulted from an increase in the average balance of interest bearing liabilities of $8.6 million, or 3.8%, to $234.3 million, which was partially offset by a decrease in the average cost of funds to 4.77% in fiscal year 1999, from 4.91% in the previous fiscal year.

     Interest expense on deposits increased $322,000, or 3.2%, to $10.5 million as a result of an increase in the average deposits outstanding from $210.7 million for fiscal 1998 to $222.6 million in fiscal 1999, partially offset by a decrease in the cost of deposits from 4.84% to 4.72% in fiscal 1999.

     Interest expense on borrowings for the fiscal year ended March 31, 1999, decreased $219,000, or 24.6%, to $671,000. The decrease was the result of a reduction in the average balance in borrowings of $3.3 million, or 22.3%, coupled with the reduction in interest rates from 5.93% to 5.75%, in fiscal 1999.

     Net Interest Income. Net interest income for fiscal year 2000 was $8.7 million, compared to $8.1 million for the previous fiscal year, as the Company grew $26.0 million in average interest-earning assets. This was partially offset by a decline in the Company's average interest rate spread and a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities, from 106.99% in fiscal 1999 to 106.05% in fiscal 2000.

     Net interest income for 1999 was $8.1 million, compared to $8.2 million for the previous fiscal year, as the interest rate spread was narrowed due primarily to falling interest rates on the Company's assets throughout the fiscal year, as well as a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities, from 108.02% in fiscal 1998 to 106.99% in fiscal 1999.

     Provision for Losses on Loans. The Company maintains an allowance for loan losses based on prior loss experience, the level of non-performing and problem loans in the portfolio, and the potential effects on the portfolio of general economic conditions. The Company's allowance for loan losses was $793,000, or
 .33% of loans receivable at March 31, 2000, $678,000, or .32% of loans receivable at March 31, 1999, and $721,000, or .35% of loans receivable at March 31, 1998. The Company recorded a provision for loan losses of $120,000 for the fiscal year ended March 31, 2000, primarily due to growth in the loan portfolio coupled with management's assessment of the collateral securing non-performing loans. The Company recorded its provision for loan losses at $64,000 and $60,000 for the fiscal years ended March 31, 1999 and 1998, respectively, primarily as a result of the Company's low level of non-performing loans.

     At March 31, 2000, 1999, and 1998, respectively, the Company's loss allowance was primarily composed of $793,000, $670,000, and $706,000, in general allowances as defined by Office of Thrift Supervision ("OTS") regulations. The breakdown of general loss allowances and specific loss allowances is made for regulatory accounting only. General loan valuation allowances are added back to capital in computing risk-based capital. Both general and specific loss allowances are charged against earnings. The financial statements of the Company are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and, accordingly, provisions for loan losses are based on management's assessment of the factors set forth above. The Company reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances.

     Other Income. Other income consisting primarily of gain on sale of loans, service fees, and charges on deposit accounts decreased $249,000, or 25.1%, to $742,000 for fiscal 2000. The decrease was a result of a decrease of $287,000, or 92.9%, in gain on sale of fixed-rate mortgage loans. Fixed-rate mortgage loans sold totaled $6.4 million compared to $15.9 million sold in the previous fiscal year. Service fees, charges, and other operating income increased $38,000, or 5.6%, to $720,000 in fiscal 2000 as fee activity related to the deposit accounts increased.

     Other income increased $137,000, or 16.0%, to $991,000 for fiscal 1999. The increase was a result of an increase of $72,000, or 30.4%, in gain on sales of loans in fiscal 1999, due to a higher volume of sales. Fixed-rate mortgage loans sold totaled $15.9 million in fiscal 1999 compared to $7.1 million sold in the previous fiscal year. Service fees, charges, and other operating income increased $69,000, or 11.3%, to $682,000 in fiscal 1999 as fee activity related to the deposit accounts increased.

     General Administrative and Other Expense General, administrative and other expense, consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, and other operating expenses, totaled $7.4 million for the year ended March 31, 2000, an increase of $867,000, or 13.2%, compared to 1999. The increase was primarily a result of
increased  operating  costs  as  reflected  in  higher  employee   compensation,
occupancy and equipment, and other operating expenses at the new branch locations.

     General, administrative and other expense totaled $6.5 million for the year ended March 31, 1999, an increase of $403,000, or 6.6% compared to 1998. The increase was primarily a result of operating costs at Village totaling $419,000 and the loss on the sale of real estate owned totaling $110,000. The increases due to the subsidiary bank are reflected in the increases in employee compensation, occupancy and equipment, and franchise taxes.

     Income Taxes. The provision for income taxes totaled $644,000 for the year ended March 31, 2000, a decrease of $202,000, or 23.9%, compared to the $846,000 provision recorded for the previous fiscal year. The decrease in income taxes is reflective of the lower level of pre-tax earnings for the period ended March 31, 2000, as the effective tax rate was 34.0% for both periods.

     The provision for income taxes totaled $846,000 for the year ended March 31, 1999, a decrease of $107,000, or 11.2%, compared to the $953,000 provision recorded for the previous fiscal year. The decrease in income taxes is reflective of the lower levels of pre-tax earnings for the period ended March 31, 1999, as the effective tax rate was 34.0% for both periods.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)


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

                                                                       Year Ended March 31,
                                     ----------------------------------------------------------------------------------------
                                                  2000                         1999                          1998
                                     ----------------------------  ----------------------------  ----------------------------
                                      Average            Average    Average            Average    Average            Average
                                      Balance   Interest   Rate     Balance  Interest    Rate     Balance  Interest    Rate
                                      -------   --------   ----     -------  --------    ----     -------  --------    ----
                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net(1).........  $229,845   $ 17,928   7.80    $209,178  $ 17,037    8.14    $207,377  $ 17,068    8.23%
  Mortgage-backed securities(2)....    10,152        602   5.93       7,170       405    5.65       1,708       103    6.03
  Investment securities ...........    15,053      1,033   6.86      12,999       784    6.03      15,598       977    6.26
  Interest-bearing deposits(3).....    21,669      1,138   5.25      21,345     1,070    5.01      19,112     1,088    5.69
                                       ------      -----   ----      ------     -----    ----      ------     -----    ----
   Total interest-earning assets ..   276,719     20,701   7.48     250,692    19,296    7.70     243,795    19,236    7.89
Non-interest -earning assets ......    16,165                        11,988                        10,531
                                       ------                        ------                        ------
   Total assets ...................  $292,884                      $262,680                      $254,326
                                     ========                      ========                      ========
Interest-bearing liabilities:
  Deposits ........................  $252,346     11,530   4.57    $222,645    10,516    4.72    $210,697    10,194    4.84
  Borrowings ......................     8,596        484   5.63      11,667       671    5.75      15,007       890    5.93
                                        -----        ---   ----      ------       ---    ----      ------       ---    ----
   Total interest-bearing
    liabilities ...................   260,942     12,014   4.60     234,312    11,187    4.77     225,704    11,084    4.91
Non-interest-bearing liabilities...     6,844                         4,549                         4,666
                                        -----                         -----                         -----
   Total liabilities ..............   267,786                       238,861                       230,370
Stockholders' equity ..............    25,098                        23,819                        23,956
                                       ------                        ------                        ------
   Total liabilities and
    stockholders' equity ..........  $292,884                      $262,680                      $254,326
                                     ========   --------           ========  --------            ========   -------
Net interest income ...............             $  8,687                     $  8,109                       $ 8,152
                                                ========   ----              ========    ----               =======    ----
Interest rate sprea(4) ............                        2.88%                         2.93%                         2.98%
                                                           ====                          ====                          ====
Net yield on interest-earning
  assets(5)........................                        3.14%                         3.23%                         3.34%
                                                           ====                          ====                          ====
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities .............                      106.05%                       106.99%                       108.02%
                                                         ======                        ======                        ======

(1)  Includes non-accrual loan balances.
(2)  Includes mortgage-backed securities designated as available for sale.
(3) Includes federal funds sold and interest-bearing deposits in other financial institutions.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate) and (ii) changes in rate (change in rate multiplied by old average volume), and the net change in rate-volume (changes in rate multiplied by the change in average volume) has been allocated proportionately between changes in rate and changes in volume.

                                                            Year Ended March 31,
                                         ---------------------------------------------------------
                                                 2000 vs. 1999                 1999 vs. 1998
                                         ----------------------------- ---------------------------
                                         Increase (Decrease)           Increase (Decrease)
                                               Due to         Total           Due to       Total
                                           --------------    Increase     -------------   Increase
                                           Volume    Rate   (Decrease)    Volume   Rate  (Decrease)
                                           ------    ----   ----------    ------   ----  ----------
                                                                 (In thousands)
Interest income attributable to:
  Loans receivable ....................   $ 1,625   $(734)  $   891       $ 151   $(182)  $ (31)
  Mortgage-backed securities ..........       176      21       197         361     (59)    302
  Other interest-earning assets .......       134     183       317         (22)   (189)   (211)
                                              ---     ---       ---         ---    ----    ----
   Total interest-earning assets ......     1,935    (530)    1,405         490    (430)     60

Interest expense attributable to:
  Deposits ............................     1,358    (344)    1,014         575    (253)    322
  Borrowings ..........................      (173)    (14)     (187)       (193)    (26)   (219)
                                             ----     ---      ----        ----     ---    ----
   Total interest-bearing liabilities..     1,185    (358)      827         382    (279)    103
                                            -----    ----       ---         ---    ----     ---
  Increase (decrease) in
   net interest income ................   $   750   $(172)  $   578       $ 108   $(151)  $ (43)
                                          =======   =====   =======       =====   =====   =====


                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

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

     Presented below, as of March 31, 2000 and 1999, is an analysis of the Banks' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.


                              As of March 31, 2000
--------------------------------------------------------------------------------
                            Net Portfolio Value         NPV as % of PV of Assets
 Change in Interest    ------------------------------   ------------------------
Rates (Basis points)   $Amount     $Change    %Change     NPV Ratio   Change
--------------------   -------     -------    -------     ---------   ------
                         (In thousands)
      +300 bp         $  9,103    $(18,531)     (67)%        3.22%   (585 bp)
      +200 bp           15,310     (12,324)     (45)         5.28    (379 bp)
      +100 bp           21,549      (6,085)     (22)         7.24    (183 bp)
         0 bp           27,634        --         --          9.07        --
      -100 bp           32,731       5,097       18         10.53     146 bp
      -200 bp           35,593       7,959       29         11.30     223 bp
      -300 bp           37,958      10,324       37         11.91     284 bp

                              As of March 31, 1999
--------------------------------------------------------------------------------
                            Net Portfolio Value         NPV as % of PV of Assets
 Change in Interest    ------------------------------   ------------------------
Rates (Basis points)   $Amount     $Change    %Change     NPV Ratio   Change
--------------------   -------     -------    -------     ---------   ------
                         (In thousands)

      +300 bp         $ 15,602    $(13,730)     (47)%        6.02%   (463 bp)
      +200 bp           20,989      (8,343)     (28)         7.91    (274 bp)
      +100 bp           25,715      (3,617)     (12)         9.49    (116 bp)
         0 bp           29,332        --         --         10.65        --
      -100 bp           32,110       2,778        9         11.50      85 bp
      -200 bp           34,161       4,829       16         12.09     144 bp
      -300 bp           36,776       7,444       25         12.83     218 bp

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

     The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating ARM loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in the interest rate environment which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 2000. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company has not been successful in lengthening the maturities of its deposits in the current increasing interest rate environment. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

     The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's asset-liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Banks have operated within the framework of their prescribed asset/liability risk ranges for each of the last three years.

Liquidity and Capital Resources

     The Banks are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4%. The Company's liquidity ratio averaged 17.9% during the month of March 2000 and 16.4% during the fiscal year ended March 31, 2000. The Company adjusts liquidity as appropriate to meet its asset and liability management objectives.

     The Banks' primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Banks manage the pricing of deposits to maintain a desired level of deposits and cost of funds. In addition, the Banks invest excess funds in federal funds, and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other assets qualifying for liquidity outstanding at March 31, 2000, 1999, and 1998, amounted to $47.8 million, $37.7 million, and $38.9 million, respectively. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements.

     A major portion of the Banks' liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. Liquidity management is both a daily and long-term function of business management. If the Banks require funds beyond their ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB") which provide an additional source of funds. At March 31, 2000, the Company had $12.0 million in outstanding advances from the FHLB.

     At March 31, 2000, the Company had outstanding loan commitments of $20.3 million, including the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 2000, totaled $123.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Year 2000 Compliance Matters

     The Year 2000 ("Y2K") issue related to certain computer programs which used a two-digit format, as opposed to four digits, to indicate the year. Such computer systems may have been unable to interpret dates beyond the year 1999, which could have caused a system failure or other computer errors, leading to disruption in operations. The potential impact was that date sensitive calculations would be based on erroneous data, or could cause a system failure. The Y2K issue may have affected all forms of financial accounting, including interest computation, due dates, pensions/personnel benefits, investments, and record keeping.

     During the three year period leading up to January 1, 2000, the Company developed and implemented a program to ensure Y2K information systems compliance. The Company does not perform in-house programming. All systems have been purchased from third-party vendors.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)

Therefore, the primary thrust of the Company's Y2K effort involved ongoing discussions and monitoring of vendors' progress, including receipt of confirmation from its vendors that Y2K compliant versions of their systems were in place.

     The Company had expended a total of approximately $50,000 for hard costs related to renovation and testing, approximately $30,000 of which was expensed during fiscal 2000.

     The Company experienced no technology-related problems upon arrival of January 1, 2000, nor was there any disruption of services to its customers. The Company could incur losses if loan payments are delayed due to Year 2000 problems affecting any major borrowers in the Company's primary market area. Because the Company's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the primary market area is not significantly dependent upon one employer or industry, the Company does not expect, and to date has not realized, any significant or prolonged difficulties that will affect net earnings or cash flow.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

     SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

Common Stock and Related Matters

     Effective June 23, 1993, the Bank reorganized from mutual to stock form and established Wayne Savings Bankshares, M.H.C., a mutual holding company (the "Holding Company"). The Bank's initial public offering of Common Stock closed on June 23, 1993. Shares of Common Stock were issued and sold in that offering at $5.00 (adjusted) per share. On June 10, 1999, the Company, paid a 5% stock dividend. In June of 1998 and 1997, the Company paid a 10% stock dividend, and a three-for-two stock split, respectively. References herein to an adjusted number of shares or price per share reflect an adjustment due to these stock distributions.

     Effective  November 25, 1997,  Wayne Savings  Community  Bank completed its reorganization  into a  two-tier  mutual  holding  company  structure  with  the
establishment   of  a  stock  holding   company  parent  of  the  Bank.  In  the
reorganization, each share of the Bank's common stock was automatically converted into one share of Wayne Savings Bancshares, Inc. common stock. The reorganization of Wayne Savings was structured as a tax-free reorganization and was accounted for in the same manner as a pooling-of-interests. As a result of the reorganization, the Company now serves as the stock holding company parent of the Bank.

     The Company's Common Stock trades over-the-counter on the Nasdaq SmallCap Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's common stock (adjusted) during the two most recent fiscal years, together with the cash dividends declared (adjusted).

Fiscal Year Ended                   Cash Dividends
 March 31, 1999       High     Low     Declared
 --------------       ----     ---     --------
  First quarter     $27.27   $24.76    $.148
  Second quarter     24.76    17.14     .148
  Third quarter      21.19    16.07     .148
  Fourth quarter     17.86    14.29     .148

Fiscal Year Ended                   Cash Dividends
 March 31, 2000       High     Low     Declared
 --------------       ----     ---     --------
  First quarter     $17.00   $15.24    $.160
  Second quarter     16.88    14.13     .160
  Third quarter      17.25    14.25     .160
  Fourth quarter     16.63    10.50     .160


     As of April 13, 2000, the Company had 858 stockholders of record and 2,599,015 shares of outstanding Common Stock. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

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

     A "well capitalized" institution such as Wayne Savings can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year in an amount up to 100 percent of its net income during the calendar year, plus its retained net income for the preceding two years.

     In addition to the foregoing, earnings of the Company appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment and does not contemplate any distribution that would create federal tax liability.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



                        [GRANT THORNTON LLP LETTERHEAD]


               Report of Independent Certified Public Accountants

Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years ended March 31, 2000, 1999, and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years ended March 31, 2000, 1999, and 1998, in conformity with generally accepted accounting principles.

/s/Grant Thornton LLP

Cincinnati, Ohio
May 26, 2000

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                As of March 31,
                   (Dollars in thousands, except share data)

ASSETS                                                         2000      1999
                                                             --------  --------
Cash and due from banks....................................  $  2,502  $  1,540
Federal funds sold.........................................     3,475     4,295
Interest-bearing deposits in other financial institutions..     8,332    10,410
                                                             --------  --------
    Cash and cash equivalents..............................    14,309    16,245
Certificates of deposit in other financial institutions....     4,000     6,000
Investment securities held to maturity - at amortized cost,
  approximate market value of $22,634 and $11,752 as of
  March 31, 2000 and 1999..................................    23,199    11,830
Mortgage-backed securities available for sale - at market.. 3,450 3,846 Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $6,938 and $3,363 as
  of March 31, 2000 and 1999...............................     7,046     3,384
Loans receivable - net.....................................   237,095   214,094
Loans held for sale - at lower of cost or market...........       317     1,585
Office premises and equipment - net........................     8,160     7,748
Real estate acquired through foreclosure...................        90        41
Federal Home Loan Bank stock - at cost.....................     3,160     2,919
Accrued interest receivable on loans.......................     1,255     1,134
Accrued interest receivable on mortgage-backed securities..        60        28
Accrued interest receivable on investments and
  interest-bearing deposits................................       354       184
Prepaid expenses and other assets..........................     1,390     1,933
Prepaid federal income taxes...............................       184       303
                                                             --------  --------
    Total assets...........................................  $304,069  $271,274
                                                             ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits...................................................  $264,952  $235,327
Advances from Federal Home Loan Bank.......................    12,000     9,000
Advances by borrowers for taxes and insurance..............       777       821
Accrued interest payable...................................       228       179
Accounts payable on mortgage loans serviced for others.....       100       108
Other liabilities..........................................       516       497
Deferred federal income taxes..............................       375       386
                                                             --------  --------
    Total liabilities......................................   278,948   246,318
Commitments................................................        --        --

Stockholders' equity
  Common stock (20,000,000 shares of $1.00 par value
    authorized; 2,632,229 and 2,505,082 shares issued
    at March 31, 2000 and 1999, respectively)..............     2,632     2,505
Additional paid-in capital.................................    14,393    12,480
Retained earnings - substantially restricted...............     8,777    10,437
Less 33,214 and 22,583 shares of treasury stock,
  respectively - at cost...................................      (645)     (468)
Accumulated other comprehensive income (loss), unrealized
  gain (loss) on securities designated as available for
  sale, net of related tax effects.........................       (36)        2
                                                             --------  --------
    Total stockholders' equity.............................    25,121    24,956
                                                             --------  --------
    Total liabilities and stockholders' equity.............  $304,069  $271,274
                                                             ========  ========


The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                          For the year ended March 31,
                   (Dollars in thousands, except share data)

                                                         2000     1999     1998
                                                         ----     ----     ----
Interest income:
  Loans .............................................  $17,928  $17,037  $17,068
  Mortgage-backed securities ........................      602      405      103
  Investment securities .............................    1,033      784      977
  Interest-bearing deposits and other ...............    1,138    1,070    1,088
                                                         -----    -----    -----
   Total interest income ............................   20,701   19,296   19,236

Interest expense:
  Deposits ..........................................   11,530   10,516   10,194
  Borrowings ........................................      484      671      890
                                                         -----    -----    -----
   Total interest expense ...........................   12,014   11,187   11,084
                                                        ------   ------   ------
   Net interest income ..............................    8,687    8,109    8,152
Provision for losses on loans .......................      120       64       60
                                                        ------   ------   ------
   Net interest income after
    provision for losses on loans ...................    8,567    8,045    8,092

Other income:
  Gain on sale of loans .............................       22      309      237
  Service fees, charges and other operating .........      720      682      617
                                                        ------   ------   ------
   Total other income ...............................      742      991      854

General, administrative and other expense:
  Employee compensation and benefits ................    3,817    3,308    3,203
  Occupancy and equipment ...........................    1,394    1,111      982
  Federal deposit insurance premiums ................      209      202      203
  Franchise taxes ...................................      318      335      298
  Loss on disposal of real estate
   acquired through foreclosure .....................       11      110     --
  Other operating ...................................    1,665    1,481    1,458
                                                        ------   ------   ------
   Total general, administrative
    and other expense ...............................    7,414    6,547    6,144
                                                        ------   ------   ------
   Earnings before incomes taxes ....................    1,895    2,489    2,802

Federal incomes taxes:
  Current ...........................................      600      686      860
  Deferred ..........................................       44      160       93
                                                        ------   ------   ------
   Total federal income taxes .......................      644      846      953
     NET EARNINGS ...................................  $ 1,251  $ 1,643  $ 1,849
                                                       =======  =======  =======
     EARNINGS PER SHARE
       Basic ........................................  $   .48  $   .63  $   .71
                                                       =======  =======  =======
       Diluted ......................................  $   .48  $   .62  $   .70
                                                       =======  =======  =======

The accompanying notes are an integral part of these statements

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                          For the year ended March 31,
                                 (In thousands)
                                                          2000    1999    1998
                                                          ----    ----    ----
Net earnings ........................................... $1,251  $1,643  $1,849
Other comprehensive loss,net of tax:
Unrealized holding losses on securities
during the period, net of tax of $(20), $(8),and $(7) ..    (38)    (15)    (13)
                                                         ------  ------  ------
Comprehensive income ................................... $1,213  $1,628  $1,836
                                                         ======  ======  ======
Accumulated comprehensive income (loss) ................ $  (36) $    2  $   17
                                                         ======  ======  ======

The accompanying notes are an integral part of these statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended March 31, 2000, 1999, and 1998
                   (Dollars in thousands, except share data)

                                                                                                Unrealized gains
                                                                                                  (losses) on
                                                                                                   securities      Total
                                                       Additional             Shares    Treasury   designated      stock-
                                              Common    paid-in  Retained    acquired    stock-   as available    holders'
                                               stock    capital  earnings     by ESOP    at cost    for sale       equity
                                               -----    -------  --------     -------    -------    --------       ------
Balance at April 1, 1997 ................... $  1,499  $  5,844  $ 15,777      $ (35)       $--      $   30       $ 23,115
Principal payments on loan to ESOP .........       --        71        --         35         --          --            106
Stock options exercised ....................       10        48        --         --        (10)         --             48
Net earnings for the year
 ended March 31, 1998 ......................       --        --     1,849         --         --          --          1,849
Effect of three-for-two stock split ........      749        --      (754)        --         --          --             (5)
Cash dividends of $.54 per share ...........       --        --      (674)        --         --          --           (674)
Unrealized losses on securities
 designated as available for sale,
 net of related tax effects ................       --        --        --         --         --         (13)           (13)
                                              -------   -------   -------    -------    -------     -------        -------
Balance at March 31, 1998 ..................    2,258     5,963    16,198         --        (10)         17         24,426

Stock options exercised ....................       22        92        --         --        (27)         --             87
Net earnings for the year
 ended March 31, 1999 ......................       --        --     1,643         --         --          --          1,643
Stock dividend .............................      225     6,425    (6,650)        --         --          --             --
Cash dividends of $.59 per share ...........       --        --      (754)        --         --          --           (754)
Purchase of treasury shares - at cost ......       --        --        --         --       (431)         --           (431)
Unrealized losses on securities
 designated as available for sale,
 net of related tax effects ................       --        --        --         --         --         (15)           (15)
                                              -------   -------   -------    -------    -------     -------         -------
Balance at March 31, 1999 ..................    2,505    12,480    10,437         --       (468)          2         24,956

Stock options exercised ....................        2         9        --         --         --          --             11
Net earnings for the year ended
 March 31, 2000 ............................       --        --     1,251         --         --          --          1,251
Stock dividend .............................      125     1,904    (2,029)        --         --          --             --
Cash dividends of $.64 per share ...........       --        --      (882)        --         --          --           (882)
Purchase of treasury shares - at cost ......       --        --        --         --       (177)         --           (177)
Unrealized losses on securities designated
 as available for sale, net of
 related tax effects .......................       --        --        --         --         --         (38)           (38)
                                              -------   -------   -------    -------    -------     -------         -------
Balance at March 31, 2000 .................. $  2,632  $ 14,393  $  8,777    $    --   $   (645)   $    (36)      $ 25,121
                                             ========  ========  ========    =======   ========    ========       ========

The accompany notes are an integral part of these statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          For the year ended March 31,

                                                                         2000       1999       1998
                                                                         ----       ----       ----
                                                                               (In thousands)
Cash flows from operating activities:
 Net earnings for the year .......................................... $  1,251   $  1,643   $  1,849
 Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
  Amortization of discounts and premiums on loans,
   investments and mortgage-backed securities -- net ................       18        (25)        14
  Amortization of deferred loan origination fees ....................     (532)      (574)      (399)
  Depreciation and amortization .....................................      653        481        430
  (Gain) loss on sale of loans ......................................       42       (149)      (130)
  Proceeds from sale of loans in the secondary market ...............    6,383     16,009      7,196
  Loans originated for sale in the secondary market .................   (5,157)   (16,251)    (8,260)
  Provision for losses on loans .....................................      120         64         60
  (Gain) loss on sale of real estate acquired through foreclosure ...       11        110         (4)
  Federal Home Loan Bank stock dividends ............................     (214)      (199)      (188)
  Amortization expense of employee stock benefit plans ..............       --         --        161
  Increase (decrease) in cash due to changes in:
   Accrued interest receivable on loans .............................     (121)        18        (13)
   Accrued interest receivable on mortgage-backed securities ........      (32)        (5)       (16)
   Accrued interest receivable on investments
    and interest-bearing deposits ...................................     (170)        (4)        46
   Prepaid expenses and other assets ................................      543       (886)      (257)
   Accrued interest payable.. .......................................       49        (18)       (29)
   Accounts payable on mortgage loans serviced for others ...........       (8)       (91)        73
   Other liabilities ................................................       19        206        (91)
   Federal income taxes
    Current .........................................................      119       (304)      (330)
    Deferred ........................................................       44        160         93
                                                                       -------     ------     ------
     Net cash provided by operating activities ......................    3,018        185        205
Cash flows provided by (used in) investing activities:
 Purchase of investment securities ..................................  (13,411)   (12,484)   (11,000)
 Proceeds from the maturity of investment securities ................    2,080     14,055     14,569
 Purchase of mortgage-backed securities .............................   (8,030)    (6,576)    (4,010)
 Principal repayments on mortgage-backed securities .................    4,620      3,470        614
 Loan principal repayments ..........................................   37,106     48,814     49,359
 Loan disbursements .................................................  (59,792)   (55,615)   (45,963)
 Purchase of office premises and equipment ..........................   (1,065)    (1,768)    (2,900)
 Proceeds from sale of real estate acquired through foreclosure .....        5        820         59
 (Increase) decrease in certificates of deposit in other
  financial institutions ............................................    2,000      2,500     (1,000)
                                                                       -------     ------     ------
      Net cash used in investing activities .........................  (36,487)    (6,784)      (272)
                                                                       -------     ------     ------
      Net cash used in operating and investing activities
       (balance carried forward) ....................................  (33,469)    (6,599)       (67)
                                                                       -------     ------     ------

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (con't.)

                          For the year ended March 31,

                                                                            2000       1999        1998
                                                                            ----       ----        ----
                                                                                  (In thousands)
    Net cash used in operating and investing
     activities (balance brought forward) .............................. $(33,469)  $ (6,599)  $    (67)
Cash flows  provided  by (used in) financing activities:
 Net increase in deposit accounts ......................................   29,625     17,706      6,179
 Proceeds from Federal Home Loan Bank advances .........................    4,000     16,000     13,000
 Repayment of Federal Home Loan Bank advances ..........................   (1,000)   (23,000)   (13,000)
 Advances by borrowers for taxes and insurance .........................      (44)        38         82
 Dividends paid on common stock ........................................     (882)      (725)      (679)
 Proceeds from the exercise of stock options ...........................       11         87         48
 Purchase of treasury shares - at cost .................................     (177)      (431)        --
                                                                         --------   --------   --------
  Net cash provided by financing activities ............................   31,533      9,675      5,630
                                                                         --------   --------   --------
 Net increase (decrease) in cash and cash equivalents ..................   (1,936)     3,076      5,563
 Cash and cash equivalents at beginning of year ........................   16,245     13,169      7,606
                                                                         --------   --------   --------
 Cash and  ash equivalents at end of year .............................. $ 14,309   $ 16,245   $ 13,169
                                                                         ========   ========   ========
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
  Federal income taxes ................................................. $    516   $    892   $    797
                                                                         ========   ========   ========
  Interest on deposits and borrowings .................................. $ 11,965   $ 11,205   $ 11,113
                                                                         ========   ========   ========
Supplemental disclosure of noncash investing activities:
 Transfers from loans to real estate acquired through foreclosure ...... $     64   $     58   $    162
                                                                         ========   ========   ========
Issuance of mortgage loan upon sale of real estate
 acquired through foreclosure ..........................................      $--   $    699        $--
                                                                         ========   ========   ========
Unrealized losses on securities designated as available for sale,
 net of related tax effects ............................................ $    (38)  $    (15)  $    (13)
                                                                         ========   ========   ========
Recognition of mortgage servicing rights
 in accordance with SFAS No. 125  ...................................... $     64   $    160   $    107
                                                                         ========   ========   ========
Supplemental disclosure of noncash financing activities
 Acquisition of treasury stock in exchange
  for outstanding shares ............................................... $     --   $     27   $     10
                                                                         ========   ========   ========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 2000, 1999, and 1998

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiaries. In fiscal year 1999, Wayne Savings Community Bank ("Wayne Savings" or the "Bank") formed a new federal savings bank subsidiary in North Canton, Ohio, Village Savings Bank, F.
S. B. ("Village"), together referred to as "the Banks." Intercompany transactions and balances are eliminated in the consolidated financial statements.

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

     The Banks conduct a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Banks' profitability is significantly dependent on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

1.   Investment Securities and Mortgage-Backed Securities

     The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At March 31, 2000 and 1999, the Company's equity accounts reflected a net unrealized gain
(loss) on securities designated as available for sale of $(36,000) and $2,000, respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

2.   Loans Receivable

     Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses, and amortization of premiums and accretion of discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

expected, an immediate charge to operations is made. If prepayments are lower, then adjustments are made prospectively.

     The Bank recognizes rights to service mortgage loans for others, pursuant to SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

     The Bank recognized $64,000, $160,000, and $107,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 2000, 1999, and 1998, respectively.

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

     The Bank recorded amortization related to mortgage servicing rights totaling approximately $44,000, $32,000, and $12,000 for the years ended March 31, 2000, 1999, and 1998, respectively. At March 31, 2000 and 1999, the fair carrying value of the Bank's mortgage servicing rights totaled approximately $317,000 and $296,000, respectively.

     Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At March 31, 2000 and 1999, loans held for sale were carried at cost.

3.   Loan Origination Fees

     The Banks account for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Banks' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

4.   Allowance for Loan Losses

     It is the Banks' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in their primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Banks record a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects), and major lending areas are reviewed periodically to determined potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     The Banks account for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

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

     At March 31, 2000, the Banks' investment in impaired loans totaled approximately $940,000. The Banks' investment in impaired loans at March 31, 1999, totaled approximately $44,000.

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

7.   Federal Income Taxes

     The Company accounts for federal income taxes pursuant to SFAS No. 109 "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

8.   Benefit Plans

     The Banks have a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to fund current service costs and amortization of past service costs. The Banks' provision for pension expense totaled $222,000, $144,000, and $114,000 for the three years ended March 31, 2000, 1999, and 1998, respectively. These amounts reflect the expense computed by the Banks' actuaries utilizing the modified aggregate funding method and implicitly assuming a 7.50% rate of return on plan assets. As of November 1, 1999, the most recent valuation date, the amount of net assets available for benefits was $1.1 million. The Company has not provided disclosures required by SFAS No. 87, "Accounting for Pension Plans," based upon materiality.

     During fiscal 1999, the Banks instituted a Section 401(k) savings plan covering substantially all their employees who meet certain age and service requirements. Under the plan, the Banks match participant contributions up to 2% of each participant's compensation during the year. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan totaled approximately $39,000 and $36,000 for the fiscal years ended March 31, 2000 and 1999, respectively.

9.   Stock Benefit Plan

     The Bank has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The final allocation of shares to plan participants occurred in fiscal 1998. The Company made no contributions to the ESOP during fiscal years ended March 31, 2000 and 1999. Expense recognized related to the ESOP totaled approximately $161,000 for the year ended March 31, 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

10.  Earnings Per Share

     Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock option. Earnings and dividends per share have been restated for the fiscal 1998 stock split and all stock dividends through the date of issuance of the financial statements. The computations were as follows:

                                     2000          1999          1998
                                     ----          ----          ----
Weighted average common
 shares outstanding (basic) ...    2,602,141     2,609,762     2,602,228
Dilutive  effect of assumed
 exercise of stock options ....       18,735        26,104        43,120
                                      ------        ------        ------
Weighted  average common
 shares  outstanding (diluted).    2,620,876     2,635,866     2,645,348
                                   =========     =========     =========

11.  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than three months.

12.  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 2000 and 1999:

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

     Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates cur- rently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

     Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2000 and 1999, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                          2000                1999
                                   -----------------   ------------------
                                   Carrying    Fair    Carrying    Fair
                                     value     value     value     value
                                     -----     -----     -----     -----
                                               (In thousands)
Financial assets
 Cash and cash equivalents and
  certificates of deposit .......  $ 18,309  $ 18,309  $ 22,245  $ 22,245
 Investment securities ..........    23,199    22,634    11,830    11,752
 Mortgage-backed securities .....    10,496    10,388     7,230     7,209
 Loans receivable ...............   237,412   228,469   215,679   220,159
 Stock in Federal Home Loan Bank.     3,160     3,160     2,919     2,919
                                   --------  --------  --------  --------
                                   $292,576  $282,960  $259,903  $264,284
                                   ========  ========  ========  ========
Financial liabilities
 Deposits .......................  $264,952  $265,428  $235,327  $235,876
 Advances from the Federal
  Home Loan Bank ................    12,000    11,999     9,000     9,001
 Advances by borrowers for
  taxes and insurance ...........       777       777       821       821
                                   --------  --------  --------  --------
                                   $277,729  $278,204  $245,148  $245,698
                                   ========  ========  ========  ========


13.  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2000 financial statement presentation.

               NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                        2000                  1999
                                --------------------  --------------------
                                           Estimated             Estimated
                                Carrying     fair     Carrying     fair
                                  value      value      value      value
                                  -----      -----      -----      -----
                                              (In thousands)
Corporate bonds and notes ....  $ 2,987    $ 2,951    $    --    $    --
U.S. Government and
 agency obligations ..........   20,057     19,528     11,666     11,588
Municipal obligations ........      155        155        164        164
                                -------    -------    -------    -------
                                $23,199    $22,634    $11,830    $11,752
                                =======    =======    =======    =======

     At March 31, 2000, the carrying value of the Company's investment securities in excess of estimated fair value totaled $565, 000 in gross unrealized losses.

     At March 31, 1999, the carrying value of the Company's investment securities in excess of estimated fair value totaled $78,000 in gross unrealized losses.

     The amortized cost and estimated fair value of U. S. Government and agency obligations, corporate bonds and notes and municipal obligations at March 31, 2000, by term to maturity are shown below.

                                                     Estimated
                                       Amortized       fair
                                          cost         value
                                          ----         -----
                                            (In thousands)
Due in one to three years ............  $14,954       $14,740
Due in three to five years ...........    5,590         5,345
Due in over five years ...............    2,655         2,549
                                        -------       -------
                                        $23,199       $22,634
                                        =======       =======

     The Company had not pledged any investment or mortgage-backed securities to secure public deposits at either March 31, 2000 or 1999.

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 2000 and 1999, including those designated as available for sale, are summarized as follows:

                                                   2000
                               -------------------------------------------------
                                             Gross      Gross      Estimated
                                Amortized  unrealized unrealized     fair
                                   cost      gains      losses       value
                                   ----      -----      ------       -----
                                              (In thousands)
Held-to-maturity
 Federal Home Loan
  Mortgage Corporation
  participation certificates .... $1,044       $--      $   21      $1,023
 Government National
  Mortgage Association
  participation certificates ....  2,701        --          34       2,667
 Federal National
  Mortgage Association
  participation certificates ....  3,301        --          53       3,248
                                  ------      ----      ------      ------
                                  $7,046       $--      $  108      $6,938
                                  ======      ====      ======      ======
Available for sale
 Federal Home Loan
  Mortgage Corporation
  participation certificates .... $1,519        --      $   16      $1,503
 Government National
  Mortgage Association
  participation certificates ....     82        15          --          97
 Federal National
  Mortgage Association
  participation certificates ....  1,904        --          54       1,850
                                  ------      ----      ------      ------
                                  $3,505       $15      $   70      $3,450
                                  ======      ====      ======      ======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

                                                     1999
                                 ----------------------------------------------
                                               Gross       Gross     Estimated
                                  Amortized  unrealized  unrealized    fair
                                     cost      gains       losses      value
                                     ----      -----       ------      -----
                                                (In thousands)
Held-to-maturity
 REMICs .........................  $   53        $--         $--      $   53
 Federal Home Loan
  Mortgage Corporation
  participation certificates ....     409         --           7         402
 Government National Mortgage
  Association participation
  certificates ..................   1,005         --          14         991
 Federal National
  Mortgage Association
  participation certificates ....   1,917          5           5       1,917
                                    -----        ---         ---       -----
                                   $3,384        $ 5         $26      $3,363
                                   ======        ===         ===      ======
Available for sale
 Federal Home Loan
  Mortgage Corporation
  participation certificates ....  $  757        $ 3         $--      $  760
 Government National
  Mortgage Association
  participation certificates ....     135         19          --         154
 Federal National
  Mortgage Association
  participation certificates ....   2,951          9          28       2,932
                                    -----        ---         ---       -----
                                   $3,843        $31         $28      $3,846
                                   ======        ===         ===      ======

     The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 2000, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                           Amortized Cost
                                           --------------
                                           (In thousands)
Due in one year or less .................     $   450
Due within one to three years ...........       1,153
Due within three to five years ..........       1,139
Due after five years ....................       7,809
                                              -------
                                              $10,551
                                              =======

                           NOTE C -- LOANS RECEIVABLE

The composition of the loan portfolio at March 31 is as follows:

                                                            2000      1999
                                                            ----      ----
                                                            (In thousands)
Residential real estate - 1 to 4 family ...............  $211,222   $187,638
Residential real estate - multi--family ...............     8,028      7,086
Residential real estate - construction ................     4,035      7,668
Nonresidential real estate and land ...................     6,068      5,610
Education .............................................     2,780      3,245
Commercial ............................................     5,168      4,810
Consumer and other ....................................     6,261      5,170
                                                         --------   --------
                                                          243,562    221,227
Less:
 Undisbursed portion of loans in process ..............     4,136      4,600
 Deferred loan origination fees .......................     1,538      1,855
 Allowance for loan losses ............................       793        678
                                                         --------   --------
                                                         $237,095   $214,094
                                                         ========   ========

     As depicted above, the Banks' lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $219.1 million, or 92%, of the total loan portfolio at March 31, 2000, and $197.8 million, or 92%, of the total loan portfolio at March 31, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Banks, as with any lending institution, are subject to the risk that real estate values could deteriorate in their primary lending areas of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

     As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $44.3 million, $44.0 million, and $37.8 million at March 31, 2000, 1999, and 1998, respectively.

     In the normal course of business, the Banks have made loans to their directors, officers and their related business interests. Prior to fiscal 1999, related party loans were made on the same terms including interest rates and collateral, as unrelated persons and do not involve more than the normal risk of collectiblilty. However, regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $189,000, $340,000 and $209,000 at March 31, 2000, 1999, and 1998, respectively.

                       NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                               2000      1999      1998
                                               ----      ----      ----
                                                    (In thousands)
Balance at beginning of year ................  $678      $721      $914
Provision for loan losses ...................   120        64        60
Charge-offs of loans--net ...................    (5)     (107)     (253)
                                               ----      ----      ----
Balance at end of year ......................  $793      $678      $721
                                               ====      ====      ====

     As of March 31, 2000, the Banks' allowance for loan losses was comprised solely of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

     Nonaccrual  and  nonperforming   loans  totaled   approximately   $200,000,
$280,000, and $308,000 at March 31, 2000, 1999, and 1998, respectively.

     During the years ended March 31, 2000, 1999, and 1998, interest income of approximately $8,000, $7,000 and $23,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                     NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment at March 31 are comprised of the following:

                                               2000        1999
                                               ----        ----
                                                 (In thousands)
Land and improvements .....................  $ 1,750     $ 1,596
Office buildings and improvements .........    6,752       6,194
Furniture,fixtures and equipment ..........    4,463       4,127
Automobiles ...............................       60          84
                                             -------     -------
                                              13,025      12,001
  Less accumulated depreciation
    and amortization ......................    4,865       4,253
                                             -------     -------
                                             $ 8,160     $ 7,748
                                             =======     =======

                               NOTE F - DEPOSITS

     Deposits consist of the following major classifications at March 31:

                                          2000           1999
                                          ----           ----
Deposit type and weighted-                  (In thousands)
average interest rate
  NOW accounts
    2000 - 2.08% ....................  $ 31,014
    1999 - 2.11% ....................                 $ 24,879
  Passbook
    2000 - 3.13% ....................    53,074
    1999 - 3.10% ....................                   46,466
  Money Market Investor
    2000 - 3.28% ....................    10,827
    1999 - 3.31% ....................                   11,265
                                       --------       --------
      Total demand,transaction and
        passbook deposits ...........    94,915         82,610

                                          2000           1999
                                          ----           ----
                                             (In thousands)
Certificates of deposit
 Original maturities of:
  Less than 12 months
    2000 - 5.00% ....................    41,722
    1999 - 4.81% ....................                   37,813
  12 months to 24 months
    2000 - 5.60% ....................    54,341
    1999 - 5.18% ....................                   34,001
  25 months to 36 months
    2000 - 5.71% ....................    24,787
    1999 - 5.84% ....................                   38,696
  More than 36 months
    2000 - 5.52% ....................     8,888
    1999 - 5.99% ....................                   11,420
  Jumbo
    2000 - 6.07% ....................    40,299
    1999 - 5.92% ....................                   30,787
                                       --------       --------
      Total certificates of deposit..   170,037        152,717
                                       --------       --------
      Total deposit accounts ........  $264,952       $235,327
                                       ========       ========

     At March 31, 2000 and 1999, the Banks had certificates of deposit with balances in excess of $100,000 totaling $34.7 million and $29.4 million, respectively.

     Interest expense on deposits for the years ended March 31 is summarized as follows:

                                              2000      1999      1998
                                              ----      ----      ----
                                                  (In thousands)
Passbook ................................   $ 1,569   $ 1,220   $ 1,181
NOW and money market deposit accounts ...       979       787       732
Certificates of deposit .................     8,982     8,509     8,281
                                            -------   -------   -------
                                            $11,530   $10,516   $10,194
                                            =======   =======   =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

     Maturities  of  outstanding   certificates  of  deposit  at  March  31  are
summarized as follows:

                                           2000           1999
                                           ----           ----
                                             (In thousands)
Less than one year ....................  $123,870       $107,483
One to three years ....................    41,855         40,595
Over three years ......................     4,312          4,639
                                         --------       --------
                                         $170,037       $152,717
                                         ========       ========

               NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at March 31, 2000 and 1999 by pledges of certain residential mortgage loans totaling $18.0 million and $13.5 million and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

Interest             Maturing in year
  rate               ending March 31,        2000           1999
  ----               ----------------        ----           ----
                                            (Dollars in thousands)
5.35%                      2000            $    --        $ 1,000
6.20%-6.50%                2001              6,000          2,000
5.04%-5.98%                2002              6,000          6,000
                                           -------        -------
                                           $12,000        $ 9,000
                                           =======        =======
Weighted-average interest rate ..........     5.98%          5.68%
                                           =======        =======

                         NOTE H - FEDERAL INCOME TAXES

     The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended March 31 as follows:

                                                             2000   1999   1998
                                                             ----   ----   ----
                                                               (In thousands)
Federal income taxes computed at statutory rate ...........  $644   $846   $953
Increase (decrease) in taxes resulting from:
    Tax exempt interest ...................................    (7)    (3)    (3)
    Other .................................................     7      3      3
                                                             ----   ----   ----
Federal income tax provision per financial statements .....  $644   $846   $953
                                                             ====   ====   ====

     The composition of the Company's net deferred tax liability at March 31 is as follows:

                                                             2000     1999
                                                             ----     ----
                                                             (In thousands)
Taxes (payable) refundable on temporary
 differences at statutory rate:
    Deferred tax assets
      Deferred loan origination fees ......................  $ 218   $ 272
      General loan loss allowance .........................    308     228
      Unrealized loss on securities
        designated as available for sale ..................     19      --
      Other ...............................................     11      14
                                                             -----   -----
Deferred tax assets .......................................    556     514
Deferred tax liabilities
 Federal Home Loan Bank stock dividends ...................   (664)   (591)
 Book/tax depreciation differences ........................    (91)   (122)
 Unrealized gains on securities designated as
   available for sale .....................................     --      (1)
 Percentage of earnings bad debt deduction ................    (68)    (85)
 Mortgage servicing rights ................................   (108)   (101)
                                                             -----   -----
Deferred tax liabilities ..................................   (931)   (900)
                                                             -----   -----
    Total deferred tax liability ..........................  $(375)  $(386)
                                                             =====   =====

     The Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The percentage of earnings bad debt deduction for additions prior to fiscal 1988 totaled approximately $2.7 million as of March 31, 2000. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $918,000 at March 31, 2000. Wayne Savings is required to recapture as taxable income approximately $250,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. Wayne Savings has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over a six-year period, which commenced in fiscal 1999.

                              NOTE I - COMMITMENTS

     The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At March 31, 2000 and 1999, the Company had outstanding commitments to originate fixed rate loans of approximately $1.8 million and $8.8 million, respectively, and adjustable rate loans of approximately $520,000 and $436,000, respectively. The Company had unused lines of credit under home equity loans of $10.7 million and $8.2 million at March 31, 2000 and 1999, respectively. Additionally, the Company had unused lines of credit under commercial loans of $3.1 million and $1.8 million at March 31, 2000 and 1999, respectively. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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

     In connection with the opening of the NorthSide branch in July 1999, the Company assumed a lease of branch banking facilities. The lease of the banking facility is in Wooster and requires the Company to make payments of approximately $30,000 per year. The lease expires in April 2009, and contains two renewable five year options with lease payments to be determined by the parties upon such time of a renewal.

                          NOTE J - REGULATORY CAPITAL

     The Banks are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. Effective April 1999, the core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. In fiscal 1999, the core capital requirement was equal to 3.0% of adjusted total assets. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their statement of financial condition by a defined risk-weighting factor, e.g. one-to four-family residential loans carry a risk-weighted factor of 50%.

     As of March 31, 2000 and 1999, management believes that the Banks met all capital adequacy requirements to which they were subject.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

               Wayne Savings Community Bank as of March 31, 2000
                             (Dollars in thousands)

                                                                                           To be "well-capitalized"
                                                        For capital                        under prompt corrective
                            Actual                   adequacy purposes                        action provisions
                            ------                   -----------------                        -----------------
                       Amount    Ratio          Amount              Ratio               Amount                Ratio
Tangible capital .... $24,305     8.1%   > or equal $ 4,558    > or equal 1.5%    > or equal $15,192    > or equal  5.0%
Core capital ........ $24,305     8.1%   > or equal $12,155    > or equal 4.0%    > or equal $18,230    > or equal  6.0%
Risk-based capital .. $25,098    15.7%   > or equal $12,802    > or equal 8.0%    > or equal $16,003    > or equal 10.0%

               Wayne Savings Community Bank as of March 31, 1999
                             (Dollars in thousands)

                                                                                           To be "well-capitalized"
                                                        For capital                        under prompt corrective
                            Actual                   adequacy purposes                        action provisions
                            ------                   -----------------                        -----------------
                       Amount    Ratio          Amount              Ratio               Amount                Ratio
Tangible capital .... $23,146     8.6%   > or equal $ 4,039    > or equal 1.5%    > or equal $13,462    > or equal  5.0%
Core capital ........ $23,146     8.6%   > or equal $ 8,078    > or equal 3.0%    > or equal $16,154    > or equal  6.0%
Risk-based capital .. $23,816    16.4%   > or equal $11,616    > or equal 8.0%    > or equal $14,520    > or equal 10.0%

               Village Savings Bank, F.S.B. as of March 31, 2000
                             (Dollars in thousands)

                                                                                           To be "well-capitalized"
                                                        For capital                        under prompt corrective
                            Actual                   adequacy purposes                        action provisions
                            ------                   -----------------                        -----------------
                       Amount    Ratio          Amount              Ratio               Amount                Ratio
Tangible capital .... $2,683    12.7%    > or equal $318    > or equal 1.5%    > or equal $1,060    > or equal  5.0%
Core capital ........ $2,683    12.7%    > or equal $848    > or equal 4.0%    > or equal $1,272    > or equal  6.0%
Risk-based capital .. $2,717    24.8%    > or equal $875    > or equal 8.0%    > or equal $1,094    > or equal 10.0%

               Village Savings Bank, F.S.B. as of March 31, 1999
                             (Dollars in thousands)

                                                                                           To be "well-capitalized"
                                                        For capital                        under prompt corrective
                            Actual                   adequacy purposes                        action provisions
                            ------                   -----------------                        -----------------
                       Amount    Ratio          Amount              Ratio               Amount                Ratio
Tangible capital .... $2,638    19.5%    > or equal $207    > or equal 1.5%    > or equal $691      > or equal  5.0%
Core capital ........ $2,638    19.5%    > or equal $414    > or equal 3.0%    > or equal $829      > or equal  6.0%
Risk-based capital .. $2,641    53.3%    > or equal $397    > or equal 8.0%    > or equal $496      > or equal 10.0%

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

     The Banks are subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Banks' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year, plus the two preceding years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of the limitation. Pursuant to such OTS dividend regulations, the Banks had the ability to pay approximately $4.9 million at March 31, 2000.

                          NOTE K - STOCK OPTION PLANS

     The Company has an incentive Stock Option Plan that provides for the issuance of 84,044 shares of authorized, but unissued shares of common stock. The Company also has a non-incentive Stock Option Plan that provides for the issuance of 36,018 (adjusted) shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the three-for two stock split and all stock dividends through the date of issuance of the financial statements.

     The Company accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which provides a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award.

     Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting
Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not applicable as no options were granted by the Company during the fiscal years ended March 31, 2000, 1999, and 1998.

     A summary of the status of the Company's stock option plans as of March 31, 2000, 1999, and 1998, and changes during the periods ending on those dates is presented below:

                                            2000                   1999                    1998
                                      ----------------       -----------------       -----------------
                                              Exercise                Exercise                Exercise
                                      Shares    Price        Shares     Price        Shares     Price
                                      ------    -----        ------     -----        ------     -----
Outstanding at beginning of year ...  34,596    $5.00        60,548     $5.00        74,441     $5.00
Granted ............................      --       --            --        --            --        --
Exercised ..........................   2,301     5.00        22,743      5.00        11,651      5.00
Forfeited ..........................   4,638     5.00         3,209      5.00         2,242      5.00
                                       -----     ----         -----      ----        ------     ----
Outstanding at end of year .........  27,657    $5.00        34,596     $5.00        60,548     $5.00
                                      ------    -----        ------     -----        ------     -----
Options exercisable at year-end ....  27,657    $5.00        34,596     $5.00        60,548     $5.00
                                      ======    =====        ======     =====        ======     =====

     The following information applies to options outstanding at March 31, 2000:

       Number outstanding .............................  27,657
       Range of exercise prices .......................   $5.00
       Weighted-average exercise price ................   $5.00
       Weighted-average remaining contractual life ....    3.25

     At March 31, 2000, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in 2003.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)

                         March 31, 2000, 1999, and 1998

   NOTE L - CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

     The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 2000 and 1999, and the results of its operations and its cash flows for periods ended March 31, 2000, 1999, and 1998.

                         Wayne Savings Bancshares, Inc.
                       STATEMENTS OF FINANCIAL CONDITION
                                   March 31,
                                                                                2000       1999
                                                                                ----       ----
                                                                                 (In thousands)
ASSETS
Cash and due from banks ...................................................  $    169   $     86
Interest-bearing deposits in other financial institutions .................       475      1,625
Investment in subsidiaries ................................................    24,596     23,332
Prepaid expenses and other ................................................       100        102
                                                                             --------   --------
 Total assets .............................................................  $ 25,340   $ 25,145
                                                                             ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities .........................................................  $    219   $    189
Stockholders' equity
 Common stock and additional paid-in capital ..............................    17,025     14,985
 Retained earnings ........................................................     8,777     10,437
 Less shares held in treasury (33,214 and 22,583 shares, respectively) ....      (645)      (468)
 Accumulated other comprehensive income (loss), unrealized gain (loss)
   on securities designated as available for sale, net ....................       (36)         2
                                                                             --------   --------
     Total stockholders' equity ...........................................    25,121     24,956
                                                                             --------   --------
     Total liabilities and stockholders' equity ...........................  $ 25,340   $ 25,145
                                                                             ========   ========

                         Wayne Savings Bancshares,Inc.
                             STATEMENTS OF EARNINGS
                        For the periods ended March 31,

                                           2000      1999     1998
                                           ----      ----     ----
Income                                         (In thousands)
 Interest income ......................  $   58    $   53    $    5
 Equity in earnings of subsidiary .....   1,302     1,676       580
                                         ------    ------       ---
  Total revenue .......................   1,360     1,729       585
General and administrative expenses ...     135       102        64
                                         ------    ------    ------
 Earnings before income tax credits ...   1,225     1,627       521
Federal income tax credits ............     (26)      (16)      (20)
                                         ------    ------    ------
   NET EARNINGS .......................  $1,251    $1,643    $  541
                                         ======    ======    ======

                         Wayne Savings Bancshares,Inc.
                            STATEMENTS OF CASH FLOWS
                        For the periods ended March 31,

                                                                2000      1999      1998
                                                                ----      ----      ----
                                                                    (In thousands)
Cash flows from operating activities:
 Net earnings for the period .............................   $ 1,251   $ 1,643   $   541
  Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
   Excess contributions (undistributed earnings) of
    consolidated subsidiary ..............................    (1,238)      324      (580)
   Increase (decrease) in cash due to changes in:
    Prepaid expenses and other assets ....................        (2)      (25)      (24)
    Other liabilities ....................................       (30)       (8)       --
                                                             -------   -------   -------
     Net cash provided by (used in) operating activities..       (19)    1,934       (63)

Cash flows provided by investing activities:
 Effect of corporate reorganization ......................        --        --     1,076
                                                             -------   -------   -------
     Net cash provided by investing activities ...........        --        --     1,076

Cash flows provided by (used in) financing activities:
 Payment of dividends on common stock ....................      (882)     (725)     (169)
 Purchase of treasury stock - at cost ....................      (177)     (431)       --
 Proceeds from exercise of stock options .................        11        87         2
                                                             -------   -------   -------
Net cash used in financing activities ....................    (1,048)   (1,069)     (167)
                                                             -------   -------   -------
Net increase (decrease) in cash and cash equivalents .....    (1,067)      865       846
                                                             -------   -------   -------
Cash and cash equivalents at beginning of period .........     1,711       846        --
                                                             -------   -------   -------
Cash and cash equivalents at end of period ...............   $   644   $ 1,711   $   846
                                                             =======   =======   =======

              NOTE M - QUARTERLY RESULTS OF OPERATIONS (unaudited)

     The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2000 and 1999. Certain amounts, as previously reported, have been reclassified to conform to the fiscal 2000 presentation.

                                                               For the three months periods ended
                                            --------------------------------------------------------------------
                                            June 30, 1999  September 30, 1999  December 31, 1999  March 31, 2000
                                            -------------  ------------------  -----------------  --------------
                                                              (In thousands, except share data)
Total interest income .....................    $4,906           $5,180             $5,282             $5,333
Total interest expense ....................     2,809            2,964              3,077              3,164
                                               ------           ------             ------             ------
Net interest income .......................     2,097            2,216              2,205              2,169
Provision for losses on loans .............        21               23                 38                 38
Other income ..............................       190              167                211                174
General, administrative and other expense..     1,749            1,899              1,917              1,849
                                               ------           ------             ------             ------
Earnings before income taxes ..............       517              461                461                456
Federal income taxes ......................       175              158                156                155
                                               ------           ------             ------             ------
Net earnings ..............................    $  342           $  303             $  305             $  301
                                               ======           ======             ======             ======
Earnings per share
 Basic ....................................    $  .13           $  .12             $  .12             $  .11
                                               ======           ======             ======             ======
 Diluted ..................................    $  .13           $  .12             $  .12             $  .11
                                               ======           ======             ======             ======

                                                            For the three months periods ended
                                           --------------------------------------------------------------------
                                           June 30, 1998  September 30, 1998  December 31, 1998  March 31,1999
                                           -------------  ------------------  -----------------  -------------
                                                            (In thousands, except share data)
Total interest income .....................    $4,865            $4,809            $4,854           $4,768
Total interest expense ....................     2,801             2,838             2,769            2,779
                                               ------           ------             ------             ------
Net interest income .......................     2,064             1,971             2,085            1,989
Provision for losses on loans .............        15                16                16               17
Other income ..............................       260               290               225              217
General, administrative and other expense..     1,586             1,590             1,627            1,745
                                               ------           ------             ------             ------
Earnings before income taxes ..............       723               655               667              444
Federal income taxes ......................       246               223               227              150
                                               ------           ------             ------             ------
Net earnings ..............................    $  477            $  432            $  440           $  294
                                               ======            ======            ======           ======
Earnings per share
 Basic ....................................    $  .18            $  .16            $  .17           $  .12
                                               ======            ======            ======           ======
 Diluted ..................................    $  .18            $  .16            $  .17           $  .11
                                               ======            ======            ======           ======
