Form 10KSB, Exhibit 13
period 2001-03-31
WAYNE SAVINGS BANCSHARES INC /OH/
filed 2001-06-27
CIK 1036030

EXHIBIT 13

                       2001 ANNUAL REPORT TO STOCKHOLDERS

                               2001 ANNUAL REPORT

                         Wayne Savings Bancshares, Inc.

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


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                                                            Page

Stockholder Information ...................................................   5
Chairman's Letter .........................................................   6
Selected Consolidated Financial and Other Data ............................   8
Management's Discussion and Analysis of Financial Condition and
     Results of Operations ................................................  10
Report of Independent Certified Public Accountants ........................  19
Consolidated Statements of Financial Condition ............................  20
Consolidated Statements of Earnings .......................................  21
Consolidated Statements of Comprehensive Income ...........................  22
Consolidated Statements of Stockholders' Equity ...........................  23
Consolidated Statements of Cash Flows .....................................  24
Notes to Consolidated  Financial  Statements ..............................  26

                            STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. on July 26, 2001, at The Greenbriar Conference Centre, 50 Riffel Road, Wooster, Ohio

Special Counsel
Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue NW
Suite 400
Washington, D.C.  20015

Independent Auditors
Grant Thornton LLP
625 Eden Park Driveo  Suite 900
Cincinnati, Ohio 45202

Transfer Agent
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
www.mellon-investor.com

Annual Report on Form 10-KSB
A copy of the Company's Form 10-KSB for the fiscal year ended March 31, 2001, will be furnished without charge to stockholders upon written request to the Corporate Secretary, Wayne Savings Bancshares, Inc., 151 North Market Street, Wooster, Ohio 44691.

Investor Information
Executive Offices
Wayne Saving Bancshares, Inc.
151 N. Market Street * P.O. Box 858
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

                                                    At March 31,
                                 --------------------------------------------------
                                   2001       2000       1999       1998       1997
                                   ----       ----       ----       ----       ----
                                                   (In thousands)
Selected Financial Condition Data
Total assets .................. $311,774   $304,069   $271,274   $259,752   $252,175
Loans receivable, net1 ........  247,480    237,412    215,679    207,879    209,404
Mortgage-backed securities2 ...    8,613     10,496      7,230      4,275        873
Investment securities3 ........   19,341     27,199     17,830     21,901     24,470
Cash and cash equivalents4 ....   20,902     14,309     16,245     13,169      7,606
Deposits ......................  277,706    264,952    235,327    217,621    211,442
Stockholders' equity ..........   25,285     25,121     24,956     24,426     23,115

1    Includes loans held for sale.
2    Includes mortgage-backed securities available for sale.
3    Includes certificates of deposit in other financial institutions.
4 Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.


                                                       Year Ended March 31,
                                         -----------------------------------------------
                                           2001      2000      1999      1998      1997
                                           ----      ----      ----      ----      ----
                                                 (In thousands, except share data)
Selected Operating Data:
Interest income ......................   $21,499   $20,701   $19,296   $19,236   $18,719
Interest expense .....................    13,100    12,014    11,187    11,084    10,610
                                          ------    ------    ------    ------    ------
   Net interest income ...............     8,399     8,687     8,109     8,152     8,109
Provision for losses on loans ........        96       120        64        60        20
                                          ------    ------    ------    ------    ------
Net interest income after provision
     for losses on loans .............     8,303     8,567     8,045     8,092     8,089
Other income .........................     1,045       742       991       854       575
General, administrative
     and other expense1 ..............     7,133     7,414     6,547     6,144     7,588
                                          ------    ------    ------    ------    ------
Earnings before income taxes .........     2,215     1,895     2,489     2,802     1,076
Federal income taxes .................       754       644       846       953       367
                                          ------    ------    ------    ------    ------
   Net earnings ......................   $ 1,461   $ 1,251   $ 1,643   $ 1,849   $   709
                                         =======   =======   =======   =======   =======
   Earnings per share
     Basic ...........................   $   .56   $   .48   $   .63   $   .71   $   .28
                                         =======   =======   =======   =======   =======
     Diluted .........................   $   .56   $   .48   $   .62   $   .70   $   .27
                                         =======   =======   =======   =======   =======
   Cash dividends declared
     per common share2 ...............   $   .64   $   .64   $   .59   $   .54   $   .52
                                         =======   =======   =======   =======   =======


1 The fiscal year ended March 31, 1997, includes a one-time pre-tax charge of $1.3 million to recapitalize the Savings Association Insurance Fund ("SAIF") and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Road location.

2 During fiscal years ended March 31, 1997 through March 31, 1999, inclusive, the M.H.C. waived its right to receive all dividends. During fiscal 2001 and 2000, the M.H.C. waived approximately $.45 and $.59 of the $.64 dividend paid on common stock in each respective year.

             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (con't.)

                                                                  At or For the Year Ended March 31,
                                                             --------------------------------------------
                                                             2001      2000      1999      1998      1997
                                                             ----      ----      ----      ----      ----
Key Operating Ratios and Other Data:
Return on average assets (net earnings divided
     by average total assets)1 ......................         .49%      .43%      .63%      .73%      .29%
Return on average equity (net earnings
     divided by average equity)1 ....................        5.79      4.98      6.90      7.72      3.08
Average equity to average assets ....................        8.44      8.57      9.07      9.42      9.32
Equity to assets at period end ......................        8.11      8.26      9.20      9.40      9.17
Interest rate spread (difference between average
     yield on interest-earning assets and average
     cost of interest-bearing liabilities) ..........        2.57      2.88      2.93      2.98      3.03
Net interest margin (net interest income
     as a percentage of average interest-
     earning assets) ................................        2.91      3.14      3.23      3.34      3.40
General, administrative and other expense to
     average assets1,2 ..............................        2.39      2.53      2.45      2.42      3.07
Non-performing loans to loans receivable, net .......         .21       .08       .13       .15       .46
Non-performing assets to total assets ...............         .20       .10       .12       .48       .70
Average interest-earning assets to average
     interest-bearing liabilities ...................      107.62    106.05    106.99    108.02    108.35
Allowance for loan losses to
     non-performing loans ...........................      127.18    396.50    242.14    234.09     95.01
Allowance for loan losses to
     non-performing assets ..........................      102.50    273.45    211.21     57.50     51.61
Net interest income after provision for
     losses on loans, to general, administrative
     and other expense1,2 ...........................      116.40    115.72    124.98    131.71    106.60
Number of full-service offices ......................       10         9         7         6         6
Dividend payout ratio ...............................       72.42     70.50     45.89     36.45     88.94

1 The fiscal year ended March 31, 1997, includes a one-time pre-tax charge of $1.3 million to recapitalize the SAIF and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Point location.

2 In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure.

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

     The Company's net earnings are primarily dependent on its net interest income, which is the difference between interest income earned on its loan, mortgage-backed securities, and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowings. The Company's net earnings also are affected by its provision for losses on loans, as well as the amount of other income, including fees and service charges, and general, administrative and other expense, such as salaries and employee benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

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

     At March 31, 2001, the Company had total assets of $311.8 million, an increase of $7.7 million, or 2.5%, over total assets of $304.1 million at March 31, 2000.

     Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $40.2 million, a decrease of approximately $1.3 million, or 3.0%, from March 31, 2000 levels. During the fiscal year ended March 31, 2001, investment securities totaling $12.1 million matured, while $2.5 million of securities were purchased. Cash and cash equivalents increased by $6.6 million, or 46.1%, to a total of $20.9 million at March 31, 2001. Regulatory liquidity approximated 17.5% at March 31, 2001, compared to 19.6% at March 31, 2000.

     Mortgage-backed securities totaled $8.6 million at March 31, 2001, a $1.9 million, or 17.9%, decrease from the total at March 31, 2000. The decrease resulted primarily from principal repayments of $4.0 million, which were partially offset by purchases totaling $2.0 million.

     Loans receivable, including loans held for sale, increased by approximately $10.1 million, or 4.2%, to $247.5 million at March 31, 2001, from $237.4 million at March 31, 2000. This increase resulted from loan disbursements of $75.7 million, which were partially offset by principal repayments of $56.5 million and sales of $9.2 million. Loans secured by residential real estate increased by $8.3 million during fiscal 2001. The allowance for loan losses totaled $655,000 at March 31, 2001, as compared to $793,000 at March 31, 2000. Nonperforming loans totaled $515,000 at March 31, 2001, and $200,000 at March 31, 2000. The allowance for loan losses totaled 127.2% and 396.5% of nonperforming loans at March 31, 2001 and 2000, respectively. At March 31, 2001, the nonperforming loans consisted primarily of 1-4 family loans, which management believes are adequately collateralized and no losses are anticipated. Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

     Deposits increased by approximately $12.8 million, or 4.8%, to a total of $277.7 million at March 31, 2001. The increase in deposits was primarily attributable to manage-ment's continuing efforts to achieve a moderate rate of growth through marketing and business strategies.

     Advances from the Federal Home Loan Bank decreased by $6.0 million, or 50.0%, from $12.0 million outstanding at March 31, 2000, to $6.0 million outstanding at March 31, 2001.

     Stockholders' equity totaled $25.3 million at March 31, 2001, a $164,000, or .7%, increase over March 31, 2000. The increase was due primarily to net earnings of $1.5 million, which were partially offset by dividends paid of $1.1 million, or $.64 per share, and purchases of treasury shares totaling $358,000.

     The Banks are subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests; i.e., the tangible capital requirement, the core capital requirement, and the risk-based capital requirement. At March 31, 2001, the Banks met all regulatory capital requirements to which they were subject.

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

     The Company reported net earnings of $1.5 million for the fiscal year ended March 31, 2001. This represents a 16.8% increase from net earnings of $1.3 million reported in the prior fiscal year.

     Net interest income decreased $288,000, or 3.3% from the prior fiscal year, caused by rising short-term rates through most of the fiscal year. The increase in earnings in fiscal 2001 was due primarily to a $281,000 decrease in general, administrative, and other expense, coupled with a $132,000 increase in gain on sale of loans, which were partially offset by a $110,000 increase in the provision for federal income taxes.

     Interest Income. Interest income totaled $21.5 million for the fiscal year ended March 31, 2001, an increase of $798,000, or 3.9%, from interest income of $20.7 million for the fiscal year ended March 31, 2000. Interest income increased due to an increase in the average balance of interest-earning assets of $11.5 million, or 4.1%, to $288.2 million, partially offset by a decrease in the average yield to 7.46% from 7.48% for the prior year.

     Interest income on loans receivable increased by $766,000, or 4.3%, due to a $15.8 million, or 6.9%, increase in the average balance of loans outstanding, which was partially offset by a decrease in the average yield to 7.61% from 7.80%.

     Interest income on mortgage-backed securities decreased by $19,000, or 3.2%, primarily due to a decrease in the average balance of $398,000, or 3.9%, to $9.8 million for the year ended March 31, 2001. The yield on these assets increased to 5.98%, from 5.93% for the previous year.

     Interest income on investment securities and interest-bearing deposits increased for the year, primarily as a result of an increase in the average yield on these assets. The yield on investment securities increased to 7.36%, from 6.86% for the prior year, while the yield on interest-bearing deposits rose to 5.93%, from 5.25% for the prior fiscal year. The average balance of these assets decreased by approximately $3.9 million, as the Company funded loan growth.

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

     Interest income on mortgage-backed securities increased by $197,000, or 48.6%, primarily due to an increase in the average balance of $3.0 million, or 41.6%, to $10.2 million for the year ended March 31, 2000. The yield on these assets increased to 5.93%, from 5.65% for the fiscal year ended March 31, 1999.

     Interest income on both investment securities and interest-bearing deposits increased for the fiscal year ended March 31, 2000, primarily as a result of an increase in the average yield on these assets as interest rates continually rose throughout the fiscal year. The yield on investment securities increased to 6.86%, from 6.03% for the fiscal year ended March 31, 1999, while the yield on interest-bearing deposits rose to 5.25%, from 5.01%. The average balance of these assets increased by approximately $2.4 million, as the Company maintained a liquid position to take advantage of a future increase in rates.

     Interest Expense. Interest expense for the fiscal year ended March 31, 2001, totaled $13.1 million, an increase of $1.1 million, or 9.0%, from interest expense of $12.0 million for the previous year. The increase resulted from an increase in the average balance of interest-bearing liabilities of $6.8 million, or 2.6%, to $267.8 million, coupled with an increase in the average cost of funds to 4.89% for the current year from 4.60% for the previous fiscal year.

     Interest expense on deposits increased $1.1 million, or 9.7%, to $12.7 million as a result of an increase in the cost of deposits from 4.57% to 4.87% in fiscal 2001, coupled with an increase in the average deposits outstanding, from $252.3 million for fiscal 2000 to $259.9 million in fiscal 2001.

     Interest expense on borrowings for the fiscal year ended March 31, 2001, decreased $36,000, or 7.4%, to $448,000. The decrease was the result of a decrease in the average balance of borrowings outstanding of $719,000, or 8.4%, partially offset by an increase in the cost of borrowings from 5.63% to 5.69%, in fiscal 2001.

     Interest expense for the fiscal year ended March 31, 2000, totaled $12.0 million, an increase of $827,000, or 7.4%, from interest expense of $11.2 million for fiscal 1999. The increase resulted from an increase in the average balance of interest-bearing liabilities of $26.6 million, or 11.4%, to $260.9 million, which was offset by a decrease in the average cost of funds to 4.60% for fiscal 2000 from 4.77% for fiscal 1999.

     Interest expense on deposits increased $1.0 million, or 9.6%, to $11.5 million as a result of an increase in the average deposits outstanding from $222.6 million for fiscal 1999 to $252.3 million in fiscal 2000, partially offset by a decrease in the cost of deposits from 4.72% to 4.57% in fiscal 2000.

     Interest expense on borrowings for the fiscal year ended March 31, 2000, decreased $187,000, or 27.9%, to $484,000. The decrease was the result of a decrease in the average balance of borrowings outstanding of $3.1 million, or 26.3%, coupled with a decrease in the cost of borrowings from 5.75% to 5.63%, in fiscal 2000.

     Net Interest Income. Net interest income for the fiscal year ended March 31, 2001 was $8.4 million, compared to $8.7 million for the previous fiscal year, as the Company's interest rate spread decreased from 2.88% to 2.57% in fiscal 2001. This was partially offset by a growth of $11.5 million in average interest-earning assets and an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 107.62% in fiscal 2001 from 106.05% in fiscal 2000.

     Net interest income for 2000 was $8.7 million, compared to $8.1 million for fiscal 1999, as the Company grew $26.0 million in average interest-earning assets. This was partially offset by a decline in the Company's average interest rate spread and a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 106.05% in fiscal 2000 from 106.99% in fiscal 1999.

     Provision for Losses on Loans. The Company maintains an allowance for loan losses based on prior loss experience, the level of non-performing and problem loans in the portfolio, and the effects on the portfolio of general economic conditions. The Company's allowance for loan losses was $655,000, or .26% of loans receivable at March 31, 2001, $793,000, or .33% of loans receivable at March 31, 2000, and $678,000, or .32% of loans receivable at March 31, 1999. The Company recorded a provision for losses on loans of $96,000 for the fiscal year ended March 31, 2001, primarily due to growth in the loan portfolio coupled with management's assessment of the collateral securing non-performing loans. The Company recorded its provision for losses on loans at $120,000 and $64,000 for the fiscal years ended March 31, 2000 and 1999, respectively.

     At March 31, 2001, 2000, and 1999, respectively, the Company's loss allowance was primarily composed of $655,000, $793,000, and $670,000, in general allowances as defined by Office of Thrift Supervision ("OTS") regulations. The breakdown of general loss allowances and specific loss allowances is made for regulatory accounting only. General loan valuation allowances are added back to capital in computing risk-based capital. Both general and specific loss allowances are charged against earnings. The financial statements of the Company are prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP") and, accordingly, provisions for losses on loans are based on management's assessment of the factors set forth above. The Company reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances.

     Other Income. Other income, consisting primarily of gain on sale of loans, service fees, and charges on deposit accounts, increased $303,000, or 40.8%, to $1.0 million for fiscal 2001. The increase was a result of an increase of $132,000, or 600.0%, in gain on sale of fixed-rate mortgage loans. Fixed-rate mortgage loans sold totaled $9.2 million compared to $6.4 million sold in the previous fiscal year. Service fees, charges, and other operating income increased $171,000, or 23.8%, to $891,000 in fiscal 2001 as fees related to the deposit accounts increased.

     Other income decreased $249,000, or 25.1%, to $742,000 for fiscal 2000. The decrease was a result of a decrease of $287,000, or 92.9%, in gain on sale of fixed-rate mortgage loans. Fixed-rate mortgage loans sold totaled $6.4 million compared to $15.9 million sold in fiscal 1999. Service fees, charges, and other operating income increased $38,000, or 5.6%, to $720,000 in fiscal 2000, as fee activity related to the deposit accounts increased.

     General, Administrative and Other Expense. General, administrative and other expense, consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, and other operating expenses, totaled $7.1 million for the year ended March 31, 2001, a decrease of $281,000, or 3.8%, compared to fiscal 2000. The decrease was primarily a result of a decrease in federal deposit insurance premiums of $146,000, or 69.9%, a decrease in occupancy and equipment of $183,000, or 13.1%, and a decrease in franchise taxes of $142,000, or 44.7%, which were partially offset by an increase of $195,000, or 5.1%, in employee compensation and benefits. The decrease in federal deposit insurance premiums was due to a reduction in premium rates. The decrease in franchise taxes reflects refunds received in fiscal 2001, as well as a decline in the rate of tax year to year. The decrease in occupancy and equipment reflects the results of management's cost containment initiative during fiscal 2001. The increase in employee compensation and benefits was due primarily to normal merit increases and a reduction in the level of deferred loan origination costs year to year.

     General, administrative and other expense totaled $7.4 million for the year ended March 31, 2000, an increase of $867,000, or 13.2%, compared to 1999. The increase was primarily a result of increased operating costs, as reflected in higher employee compensation, occupancy and equipment, and other operating expenses at the new branch locations.

     Income Taxes. The provision for income taxes totaled $754,000 for the year ended March 31, 2001, an increase of $110,000, or 17.1%, compared to the $644,000 provision recorded for the previous fiscal year. The increase in income taxes reflects the higher pre-tax earnings for the period ended March 31, 2001, as the effective tax rate was 34.0% for both periods.

     The provision for income taxes totaled $644,000 for the year ended March 31, 2000, a decrease of $202,000, or 23.9%, compared to the $846,000 provision recorded for fiscal 1999. The decrease in income taxes reflects the lower pre-tax earnings for the period ended March 31, 2000, as the effective tax rate was 34.0% for both periods.

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


                                                                           Year Ended March 31,
                                       ---------------------------------------------------------------------------------------------
                                                   2001                           2000                              1999
                                       -----------------------------   ------------------------------   ----------------------------
                                       Average              Average    Average               Average    Average              Average
                                       Balance   Interest     Rate     Balance   Interest      Rate     Balance    Interest    Rate
                                       -------   --------     ----     -------   --------      ----     -------    --------    ----
                                                                        (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net1 .........   $245,624   $ 18,694     7.61%   $229,845   $ 17,928      7.80%   $209,178    $ 17,037    8.14%
   Mortgage-backed securities2 ....      9,754        583     5.98      10,152        602      5.93       7,170         405    5.65
   Investment securities ..........     19,342      1,423     7.36      15,053      1,033      6.86      12,999         784    6.03
   Interest-bearing deposits3 .....     13,481        799     5.93      21,669      1,138      5.25      21,345       1,070    5.01
                                      --------   --------  -------    --------   --------  --------    --------    -------- -------
      Total interest-earning assets    288,201     21,499     7.46     276,719     20,701      7.48     250,692      19,296    7.70
Non-interest-earning assets .......     10,727                          16,165                          11,988
                                      --------                        --------                         -------
      Total assets ..............     $298,928                        $292,884                        $262,680
                                      ========                        ========                        ========

Interest-bearing liabilities:
   Deposits .....................     $259,914     12,652     4.87    $252,346     11,530      4.57   $222,645      10,516     4.72
   Borrowings ...................        7,877        448     5.69       8,596        484      5.63     11,667         671     5.75
                                      --------   --------  -------    --------   --------   -------   --------    --------   ------
      Total interest-bearing
          liabilities ...........      267,791     13,100     4.89     260,942     12,014      4.60    234,312      11,187     4.77
Non-interest-bearing liabilities         5,893                           6,844                           4,549
                                      --------                        --------                        --------
      Total liabilities .........      273,684                         267,786                         238,861
Stockholders' equity ............       25,244                          25,098                          23,819
                                      --------                        --------                        --------
      Total liabilities and
         stockholders' equity ...     $298,928                        $292,884                        $262,680
                                      ========   --------             ========   --------             ========    --------
Net interest income .............                $  8,399                        $  8,687                         $  8,109
                                                 ======== --------               ======== ---------               ========  -------
Interest rate spread4 ...........                             2.57%                            2.88%                           2.93%
                                                           =======                         ========                         =======
Net yield on interest-earning
   assets5 ......................                             2.91%                            3.14%                           3.23%
                                                           =======                         ========                         =======
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ..........                           107.62%                          106.05%                         106.99%
                                                           =======                         ========                         =======

1    Includes non-accrual loan balances.
2    Includes mortgage-backed securities designated as available for sale.
3 Includes federal funds sold and interest-bearing deposits in other financial institutions.
4 Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
5 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); and (ii) changes in rate
(change in rate multiplied by old average volume). Changes in rate-volume (changes in rate multiplied by the change in average volume) has been allocated proportionately between changes in rate and changes in volume, and the net change.

                                                                Year Ended March 31,
                                        -------------------------------------------------------------------
                                                    2001 vs. 2000                   2000  vs. 1999
                                        ----------------------------------  -------------------------------
                                          Increase (Decrease)               Increase (Decrease)
                                                 Due to           Total            Due to          Total
                                        ----------------------   Increase   -------------------   Increase
                                            Volume      Rate    (Decrease)   Volume      Rate    (Decrease)
                                            ------      ----    ----------   ------      ----    ----------
                                                                    (In thousands)
Interest income attributable to:
   Loans receivable ....................   $ 1,210    $  (444)   $   766    $ 1,625    $  (734)   $   891
   Mortgage-backed securities ..........       (24)         5        (19)       176         21        197
   Other interest-earning assets .......      (245)       296         51        134        183        317
                                           -------    -------    -------    -------    -------    -------
      Total interest-earning assets ....       941       (143)       798      1,935       (530)     1,405

Interest expense attributable to:
   Deposits ............................       352        770      1,122      1,358       (344)     1,014
   Borrowings ..........................       (41)         5        (36)      (173)       (14)      (187)
                                           -------    -------    -------    -------    -------    -------
      Total interest-bearing liabilities       311        775      1,086      1,185       (358)       827
                                           -------    -------    -------    -------    -------    -------
   Increase (decrease) in
       net interest income .............   $   630    $  (918)   $  (288)   $   750    $  (172)   $   578
                                           =======    =======    =======    =======    =======    =======

Asset and Liability Management-Interest Rate Sensitivity Analysis

     The Banks, like other financial institutions, are subject to interest rate risk to the extent that their interest-earning assets reprice at a different time than their interest-bearing liabilities. As part of their effort to monitor and manage interest rate risk, the Banks use the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its interest rate sensitivity regulations. The application of NPV methodology illustrates certain aspects of the Banks interest rate risk.

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

     Presented below, as of March 31, 2001 and 2000, is an analysis of the Banks' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.


                              As of March 31, 2001
-------------------------------------------------------------------------------
 Change in Interest         Net Portfolio Value        NPV as % of PV of Assets
--------------------  ------------------------------   ------------------------
Rates (Basis points)  $ Amount   $ Change   % Change      NPV Ratio   Change
--------------------  --------   --------   --------      ---------   ------
                         (In thousands)
      +300 bp         $ 20,998   $(19,023)    (48)%          6.92%   (532 bp)
      +200 bp           27,428    (12,593)    (31)           8.81    (343 bp)
      +100 bp           33,598     (6,423)    (16)          10.53    (171 bp)
         0 bp           40,021         --      --           12.24         --
      -100 bp           43,048      3,027       8           12.99      75 bp
      -200 bp           43,135      3,114       8           12.95      71 bp
      -300 bp           43,539      3,518       9           13.00      76 bp


                              As of March 31, 2000
-------------------------------------------------------------------------------
 Change in Interest         Net Portfolio Value        NPV as % of PV of Assets
--------------------  ------------------------------   ------------------------
Rates (Basis points)  $ Amount   $ Change   % Change      NPV Ratio   Change
--------------------  --------   --------   --------      ---------   ------
                         (In thousands)
      +300 bp         $  9,936   $(17,014)    (63)%          3.52%   (536 bp)
      +200 bp           15,692    (11,258)    (42)           5.43    (346 bp)
      +100 bp           21,323     (5,627)    (21)           7.20    (169 bp)
         0 bp           26,950         --      --            8.89         --
      -100 bp           31,752      4,802      18           10.26     137 bp
      -200 bp           34,410      7,460      28           10.97     208 bp
      -300 bp           35,282      8,332      31           11.17     228 bp

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

     The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating adjustable rate mortgage ("ARM") loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in the lower long-term interest rate environment which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 2001. During the fiscal year 2001, $9.2 million long-term fixed rate loans were sold as part of the Company's strategy to address interest rate risk. The Company sought to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company was not successful in lengthening the maturities of its deposits in the rising short-term interest rate environment throughout most of the year. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

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

Liquidity and Capital Resources

     The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Banks manage the pricing of deposits to maintain a desired level of deposits and cost of funds. In addition, the Banks invest excess funds in federal funds and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other assets qualifying for liquidity outstanding at March 31, 2001, 2000, and 1999, amounted to $42.5 million, $47.8 million, and $37.7 million, respectively. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements.

     A major portion of the Banks' liquidity consists of cash and cash equivalents, which are a product of their operating, investing, and financing activities. The primary sources of cash were net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. Liquidity management is both a daily and long-term function of business management. If the Banks require funds beyond their ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB") which provide an additional source of funds. At March 31, 2001, the Company had $6.0 million in outstanding advances from the FHLB.

     At March 31, 2001, the Company had outstanding loan commitments of $24.0 million, including the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 2001, totaled $129.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

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

     SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management adopted SFAS No. 133 effective April 1, 2001, as required, without material impact on the Company's financial position or results of operations.

     In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations.

Common Stock and Related Matters

     The Company's common stock trades over-the-counter on the Nasdaq Small Cap Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's common stock (adjusted) during the two most recent fiscal years, together with the cash dividends declared (adjusted).

Fiscal Year Ended                  Cash Dividends
March 31, 2000      High       Low    Declared
--------------      ----       ---    --------
First quarter      $17.00    $15.24   $ .16
Second quarter      16.88     14.13     .16
Third quarter       17.25     14.25     .16
Fourth quarter      16.63     10.50     .16


Fiscal Year Ended                  Cash Dividends
March 31, 2001      High       Low    Declared
--------------      ----       ---    --------
First quarter      $16.50    $15.38   $ .16
Second quarter      15.75     14.00     .16
Third quarter       16.00     13.50     .16
Fourth quarter      18.00     13.00     .16


     As of April 12, 2001, the Company had 822 stockholders of record and 2,581,793 shares of common stock outstanding. This does not reflect the number of persons whose stock is in nominee or "street name" accounts through brokers.

     Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

     The Company's primary source of funds with which to pay dividends is cash and cash equivalents held at the holding company level and dividends from the Bank. The Bank's ability to pay dividends to the Company is limited by OTS regulations, and the Bank is required to obtain OTS nonobjection to the payment of dividends to the Company. In determining whether to object to such dividends, the OTS considers whether (i) the Bank would be undercapitalized following the dividend, (ii) the dividend raises safety and soundness concerns, or (iii) the dividend violates any regulatory prohibition or policy.

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


                          [Grant Thornton Letterhead]

               Report of Independent Certified Public Accountants

Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Cincinnati, Ohio
May 11, 2001

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                As of March 31,
                   (Dollars in thousands, except share data)

ASSETS                                                                                2001         2000
                                                                                      ----         ----
Cash and due from banks .......................................................   $   2,011    $   2,502
Federal funds sold ............................................................       6,000        3,475
Interest-bearing deposits in other financial institutions .....................      12,891        8,332
                                                                                  ---------    ---------
          Cash and cash equivalents ...........................................      20,902       14,309
Certificates of deposit in other financial institutions .......................       5,700        4,000
Investment securities held to maturity - at amortized cost, approximate
  market value of $13,774 and $22,634 as of March 31, 2001 and 2000 ...........      13,641       23,199
Mortgage-backed securities available for sale - at market .....................       2,911        3,450
Mortgage-backed securities held to maturity - at amortized cost, approximate
  market value of $5,694 and $6,938 as of  March 31, 2001 and 2000 ............       5,702        7,046
Loans receivable - net ........................................................     246,619      237,095
Loans held for sale - at lower of cost or market ..............................         861          317
Office premises and equipment - net ...........................................       8,607        8,160
Real estate acquired through foreclosure ......................................         124           90
Federal Home Loan Bank stock - at cost ........................................       3,510        3,160
Accrued interest receivable on loans ..........................................       1,328        1,255
Accrued interest receivable on mortgage-backed securities .....................          42           60
Accrued interest receivable on investments and interest bearing deposits ......         203          354
Prepaid expenses and other assets .............................................       1,624        1,390
Prepaid federal income taxes ..................................................          --          184
                                                                                  ---------    ---------
          Total assets ........................................................   $ 311,774    $ 304,069
                                                                                  =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits ......................................................................   $ 277,706    $ 264,952
Advances from the Federal Home Loan Bank ......................................       6,000       12,000
Advances by borrowers for taxes and insurance .................................         827          777
Accrued interest payable ......................................................         245          228
Accounts payable on mortgage loans serviced for others ........................         234          100
Other liabilities .............................................................         991          516
Accrued federal income taxes ..................................................          31           --
Deferred federal income taxes .................................................         455          375
                                                                                  ---------    ---------
          Total liabilities ...................................................     286,489      278,948
Commitments ...................................................................          --           --

Stockholders' equity
   Common stock (20,000,000 shares of $1.00 par value authorized; 2,638,835 and
      2,632,229 shares issued at March 31, 2001 and 2000, respectively) .......       2,639        2,632
   Additional paid-in capital .................................................      14,436       14,393
   Retained earnings - substantially restricted ...............................       9,180        8,777
   Less 57,042 and 33,214 shares of treasury stock, respectively - at cost ....      (1,003)        (645)
   Accumulated other comprehensive income (loss),
      unrealized gain (loss) on securities designated as available for sale,
      net of related tax effects ..............................................          33          (36)
                                                                                  ---------    ---------
           Total stockholders' equity .........................................      25,285       25,121
                                                                                  ---------    ---------
           Total liabilities and stockholders' equity .........................   $ 311,774    $ 304,069
                                                                                  =========    =========

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                          For the year ended March 31,
                   (Dollars in thousands, except share data)

                                                                    2001      2000      1999
                                                                    ----      ----      ----
Interest income:
   Loans ......................................................   $18,694   $17,928   $17,037
   Mortgage-backed securities .................................       583       602       405
   Investment securities ......................................     1,423     1,033       784
   Interest-bearing deposits and other ........................       799     1,138     1,070
                                                                  -------   -------   -------
      Total interest income ...................................    21,499    20,701    19,296

Interest expense:
   Deposits ...................................................    12,652    11,530    10,516
   Borrowings .................................................       448       484       671
                                                                  -------   -------   -------
      Total interest expense ..................................    13,100    12,014    11,187
                                                                  -------   -------   -------
      Net interest income .....................................     8,399     8,687     8,109
Provision for losses on loans .................................        96       120        64
                                                                  -------   -------   -------
      Net interest income after provision for losses on loans .     8,303     8,567     8,045

Other income:
   Gain on sale of loans ......................................       154        22       309
   Service fees, charges and other operating ..................       891       720       682
                                                                  -------   -------   -------
      Total other income ......................................     1,045       742       991

General, administrative and other expense:
   Employee compensation and benefits .........................     4,012     3,817     3,308
   Occupancy and equipment ....................................     1,211     1,394     1,111
   Federal deposit insurance premiums .........................        63       209       202
   Franchise taxes ............................................       176       318       335
   Loss on disposal of real estate acquired through foreclosure        --        11       110
   Other operating ............................................     1,671     1,665     1,481
                                                                  -------   -------   -------
      Total general, administrative and other expense .........     7,133     7,414     6,547
                                                                  -------   -------   -------
      Earnings before incomes taxes ...........................     2,215     1,895     2,489

Federal incomes taxes:
   Current ....................................................       719       600       686
   Deferred ...................................................        35        44       160
                                                                  -------   -------   -------
       Total federal income taxes .............................       754       644       846
                                                                  -------   -------   -------
         NET EARNINGS .........................................   $ 1,461   $ 1,251   $ 1,643
                                                                  =======   =======   =======
         EARNINGS PER SHARE
          Basic ...............................................   $   .56   $   .48   $   .63
                                                                  =======   =======   =======
          Diluted .............................................   $   .56   $   .48   $   .62
                                                                  =======   =======   =======

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                          For the year ended March 31,
                                 (In thousands)

                                                                             2001      2000       1999
                                                                             ----      ----       ----
Net earnings ...........................................................   $ 1,461   $ 1,251    $ 1,643
Other comprehensive income (loss), net of tax:
   Unrealized holding gains (losses) on securities
      during the period, net of taxes (benefits) of $36, $(20), and $(8)        69       (38)       (15)
                                                                           -------   -------    -------
Comprehensive income ...................................................   $ 1,530   $ 1,213    $ 1,628
                                                                           =======   =======    =======

Accumulated comprehensive income (loss) ................................   $    33   $   (36)   $     2
                                                                           =======   =======    =======

The accompanying notes are an integral part of these statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended March 31, 2001, 2000, and 1999
                    (Dollars in thousands, exceptshare data)

                                                                                           Unrealized gains
                                                                                             (losses) on
                                                                                              securities       Total
                                                    Additional                  Treasury      designated       stock-
                                         Common      paid-in     Retained         stock -    as available     holders'
                                          stock      capital     earnings        at cost       for sale        equity
                                          -----      -------     --------        -------       --------        ------
Balance at April 1, 1998 ...........   $  2,258     $  5,963     $ 16,198      $    (10)       $     17      $ 24,426
Stock options exercised ............         22           92           --           (27)             --            87
Net earnings for the year
   ended March 31, 1999 ............         --           --        1,643            --              --         1,643
Stock dividend .....................        225        6,425       (6,650)           --              --            --
Cash dividends of $.59  per share ..         --           --         (754)           --              --          (754)
Purchase of treasury shares
   - at cost .......................         --           --           --          (431)             --          (431)
Unrealized losses on securities
   designated as available for sale,
   net of related tax effects ......         --           --           --            --             (15)          (15)
                                       --------     --------     --------      --------        --------      --------
Balance at March 31, 1999 ..........      2,505       12,480       10,437          (468)              2        24,956
Stock options exercised ............          2            9           --            --              --            11
Net earnings for the year ended
   March 31, 2000 ..................         --           --        1,251            --              --         1,251
Stock dividend .....................        125        1,904       (2,029)           --              --            --
Cash dividends of $.64 per share ...         --           --         (882)           --              --          (882)
Purchase of treasury shares
   - at cost .......................         --           --           --          (177)             --          (177)
Unrealized losses on
   securities designated as
   available for sale, net of
   related tax effects .............         --           --           --            --             (38)          (38)
                                       --------     --------     --------      --------        --------      --------
Balance at March 31, 2000 ..........      2,632       14,393        8,777          (645)            (36)       25,121
Stock options exercised ............          7           43           --            --              --            50
Net earnings for the year ended
   March 31, 2001 ..................         --           --        1,461            --              --         1,461
Cash dividends of $.64 per share ...         --           --       (1,058)           --              --        (1,058)
Purchase of treasury shares
   - at cost .......................         --           --           --          (358)             --          (358)
Unrealized gains on
   securities designated as
   available for sale, net of
   related tax effects .............         --           --           --            --              69            69
                                       --------     --------     --------      --------        --------      --------
Balance at March 31, 2001 ..........   $  2,639     $ 14,436     $  9,180      $ (1,003)       $     33      $ 25,285
                                       ========     ========     ========      ========        ========      ========


The accompany notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          For the year ended March 31,
                                 (In thousands)

                                                                                   2001        2000        1999
                                                                                   ----        ----        ----
Cash flows from operating activities:
   Net earnings for the year ................................................   $  1,461    $  1,251    $  1,643
   Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
      Amortization of discounts and premiums on loans,
         investments and mortgage-backed securities -- net ..................         (9)         18         (25)
      Amortization of deferred loan origination fees ........................       (161)       (532)       (574)
      Depreciation and amortization .........................................        433         653         481
      (Gain) loss on sale of loans ..........................................        (62)         42        (149)
      Proceeds from sale of loans in the secondary market ...................      9,247       6,383      16,009
      Loans originated for sale in the secondary market .....................     (9,729)     (5,157)    (16,251)
      Provision for losses on loans .........................................         96         120          64
      Loss on sale of real estate acquired through foreclosure ..............         --          11         110
      Federal Home Loan Bank stock dividends ................................       (247)       (214)       (199)
      Increase (decrease) in cash due to changes in:
         Accrued interest receivable on loans ...............................        (73)       (121)         18
         Accrued interest receivable on mortgage-backed securities ..........         18         (32)         (5)
         Accrued interest receivable on investments
            and interest-bearing deposits ...................................        151        (170)         (4)
         Prepaid expenses and other assets ..................................       (234)        543        (886)
         Accrued interest payable ...........................................         17          49         (18)
         Accounts payable on mortgage loans serviced for others .............        134          (8)        (91)
         Other liabilities ..................................................        476          19         206
         Federal income taxes
            Current .........................................................        215         119        (304)
            Deferred ........................................................         35          44         160
                                                                                --------    --------    --------
               Net cash provided by operating activities ....................      1,768       3,018         185

Cash flows provided by (used in) investing activities:
   Purchase of investment securities ........................................     (2,477)    (13,411)    (12,484)
   Proceeds from the maturity of investment securities ......................     12,069       2,080      14,055
   Purchase of mortgage-backed securities ...................................     (2,025)     (8,030)     (6,576)
   Principal repayments on mortgage-backed securities .......................      3,997       4,620       3,470
   Loan principal repayments ................................................     56,478      37,106      48,814
   Loan disbursements .......................................................    (65,986)    (59,792)    (55,615)
   Purchase of office premises and equipment ................................     (1,115)     (1,065)     (1,768)
   Proceeds from the sale of land ...........................................        235          --          --
   Proceeds from sale of real estate acquired through foreclosure ...........         14           5         820
   (Increase) decrease in certificates of deposit in other
      financial institutions ................................................     (1,700)      2,000       2,500
   Purchase of Federal Home Loan Bank stock .................................       (103)         --          --
                                                                                --------    --------    --------
            Net cash used in investing activities ...........................       (613)    (36,487)     (6,784)
                                                                                --------    --------    --------
            Net cash provided by (used in) operating and investing activities
               (balance carried forward) ....................................      1,155     (33,469)     (6,599)
                                                                                --------    --------    --------

                          For the year ended March 31,
                                 (In thousands)

                                                                                      2001        2000        1999
                                                                                      ----        ----        ----
            Net cash provided by (used in) operating and investing activities
                     (balance brought forward) .................................   $  1,155    $(33,469)   $ (6,599)

Cash flows provided by (used in) financing activities:
   Net increase in deposit accounts ............................................     12,754      29,625      17,706
   Proceeds from Federal Home Loan Bank advances ...............................     11,000       4,000      16,000
   Repayments of Federal Home Loan Bank advances ...............................    (17,000)     (1,000)    (23,000)
   Advances by borrowers for taxes and insurance ...............................         50         (44)         38
   Dividends paid on common stock ..............................................     (1,058)       (882)       (725)
   Proceeds from the exercise of stock options .................................         50          11          87
   Purchase of treasury shares - at cost .......................................       (358)       (177)       (431)
                                                                                   --------    --------    --------
         Net cash provided by financing activities .............................      5,438      31,533       9,675
                                                                                   --------    --------    --------
Net increase (decrease) in cash and cash equivalents ...........................      6,593      (1,936)      3,076
Cash and cash equivalents at beginning of year .................................     14,309      16,245      13,169
                                                                                   --------    --------    --------
Cash and cash equivalents at end of year .......................................   $ 20,902    $ 14,309    $ 16,245
                                                                                   ========    ========    ========

Supplemental disclosure of cash flow information: Cash paid during the year for:
      Federal income taxes .....................................................   $    490    $    516    $    892
                                                                                   ========    ========    ========
      Interest on deposits and borrowings ......................................   $ 13,083    $ 11,965    $ 11,205
                                                                                   ========    ========    ========
Supplemental disclosure of noncash investing activities:
   Transfers from loans to real estate acquired through foreclosure ............   $     98    $     64    $     58
                                                                                   ========    ========    ========
   Issuance of mortgage loan upon sale of real estate
      acquired through foreclosure .............................................   $     50    $     --    $    699
                                                                                   ========    ========    ========
   Unrealized gains (losses) on securities designated as available for sale,
      net of related tax effects ...............................................   $     69    $    (38)   $    (15)
                                                                                   ========    ========    ========
   Recognition of mortgage servicing rights
      in accordance with SFAS No. 125 ..........................................   $     92    $     64    $    160
                                                                                   ========    ========    ========
Supplemental disclosure of noncash financing activities:
    Acquisition of treasury stock in exchange for outstanding shares ...........   $     --    $     --    $     27
                                                                                   ========    ========    ========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 2001, 2000, and 1999

              NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Wayne Savings Community Bank ("Wayne Savings" or the "Bank"). In fiscal 1999, Wayne Savings formed a new federal savings bank subsidiary in North Canton, Ohio, Village Savings Bank, F.
S. B. ("Village"), together referred to as "the Banks." Intercompany transactions and balances are eliminated in the consolidated financial statements.

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

     The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

1. Investment Securities and Mortgage-Backed Securities

     The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At March 31, 2001 and 2000, the Company's equity accounts reflected a net unrealized gain
(loss) on securities designated as available for sale of $33,000 and $(36,000), respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

     The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

     The Bank recognized $92,000, $64,000, and $160,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 2001, 2000, and 1999, respectively.

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

     The Bank recorded amortization related to mortgage servicing rights totaling approximately $52,000, $44,000, and $32,000 for the years ended March 31, 2001, 2000, and 1999, respectively. At March 31, 2001 and 2000, the carrying value of the Bank's mortgage servicing rights, which approximated fair value, totaled approximately $357,000 and $317,000, respectively.

     Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At March 31, 2001 and 2000, loans held for sale were carried at cost.

3. Loan Origination Fees

     The Banks account for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. dditionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Banks' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

     At March 31, 2001 and 2000, the Banks' investment in impaired loans totaled approximately $645,000 and $940,000 respectively. During fiscal 2001, the Company charged-off $172,000 of principal related to the impaired loan through the allowance for loan losses. For fiscal years ended March 31, 2000 and 1999, there were no charge-offs or recoveries in the allowance for loan losses related to impaired loans.

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

8. Benefit Plans

     The Banks have a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to fund current service costs and amortization of past service costs. The Banks' provision for pension expense totaled $204,000, $222,000, and $144,000 for the three years ended March 31, 2001, 2000, and 1999, respectively. These amounts reflect the expense computed by the Banks' actuaries utilizing the modified aggregate funding method and implicitly assuming a 7.50% rate of return on plan assets. As of November 1, 1999, the most recent valuation date, the amount of net assets available for benefits was $1.1 million, and the benefit obligation totaled approximately $1.7 millon. The Company has not provided disclosures required by SFAS No. 87, "Accounting for Pension Plans," based upon materiality.

     During  fiscal 1999,  the Banks  instituted a Section  401(k)  savings plan covering substantially all employees who meet certain age and service requirements. Under the plan, the Banks match participant contributions up to 2% of each participant's compensation during the year. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan totaled approximately $44,000, $39,000 and $36,000 for the fiscal years ended March 31, 2001, 2000, and 1999, respectively.

9. Stock Benefit Plan

     The Bank has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The final allocation of shares to plan participants occurred in fiscal 1998. The Company made no contributions to the ESOP during fiscal years ended March 31, 2001, 2000, and 1999.

10. Earnings Per Share

     Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows:

                                 2001            2000            1999
                                 ----            ----            ----
Weighted-average
   common shares
   outstanding (basic)        2,596,754       2,602,141       2,609,762
Dilutive effect of
   assumed exercise
   of stock options              11,752          18,735          26,104
                              ---------       ---------       ---------
Weighted-average
   common shares
   outstanding (diluted)      2,608,506       2,620,876       2,635,866
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

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 2001 and 2000:

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

     Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2001 and 2000, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                             2001                   2000
                                     -------------------   -------------------
                                     Carrying     Fair     Carrying     Fair
                                       value      value      value      value
                                       -----      -----      -----      -----
                                                  (In thousands)
Financial assets
   Cash and cash equivalents
      and certificates of
      deposit .....................  $ 26,602   $ 26,602   $ 18,309   $ 18,309
   Investment securities ..........    13,641     13,774     23,199     22,634
   Mortgage-backed
      securities ..................     8,613      8,605     10,496     10,388
   Loans receivable ...............   247,480    259,538    237,412    228,469
   Federal Home Loan
      Bank stock ..................     3,510      3,510      3,160      3,160
                                      -------    -------    -------    -------
                                     $299,846   $312,029   $292,576   $282,960
                                     ========   ========   ========   ========
Financial liabilities
   Deposits .......................  $277,706   $278,715   $264,952   $265,428
   Advances from the
      Federal Home
      Loan Bank ...................     6,000      6,000     12,000     11,999
   Advances by
      borrowers for taxes
      and insurance ...............       827        827        777        777
                                      -------    -------    -------    -------
                                     $284,533   $285,542   $277,729   $278,204
                                     ========   ========   ========   ========

13. Advertising

     Advertising costs are expensed when incurred. The Company's advertising expense totaled $106,000, $148,000 and $106,000 for the fiscal years ended March 31, 2001, 2000, and 1999, respectively.

14. Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation.

               NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                  2001                   2000
                           -------------------   -------------------
                                      Estimated            Estimated
                           Carrying     Fair     Carrying     Fair
                             value      value     value      value
                             -----      -----     -----      -----
                                     (In thousands)
Corporate bonds
   and notes .............. $ 3,994   $ 4,061   $ 2,987   $ 2,951
U.S. Government and
   agency obligations .....   9,501     9,567    20,057    19,528
Municipal obligations .....     146       146       155       155
                            -------   -------   -------   -------
                            $13,641   $13,774   $23,199   $22,634
                            =======   =======   =======   =======

     At March 31, 2001, the carrying value of the Company's investment securities below estimated fair value totaled $133,000, consisting of gross unrealized gains totaling $140,000 and gross unrealized losses of $7,000.

     At March 31, 2000, the carrying value of the Company's investment securities in excess of estimated fair value totaled $565,000 in gross unrealized losses.

     The amortized cost and estimated fair value of investment securities at March 31, 2001, by term to maturity are shown below.

                                 Amortized  Estimated
                                    cost    fair value
                                    ----    ----------
                                     (In thousands)
Due in one year or less ........   $4,995     $5,050
Due within one to three years ..    4,526      4,603
Due within three to five years        500        500
Due in over five years .........    3,620      3,621
                                   ------     ------
                                  $13,641    $13,774
                                   ======     ======

     The Company had pledged $1.0 million in investment securities to secure public deposits at March 31, 2001. The Company had not pledged any investment or mortgage-backed securities to secure public deposits at March 31, 2000.

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 2001 and 2000, including those designated as available for sale, are summarized as follows:

                                                           2001
                                        ----------------------------------------
                                                     Gross      Gross  Estimated
                                        Amortized  unrealized unrealized  fair
                                           cost      gains      losses    value
                                           ----      -----      ------    -----
                                                  (In thousands)
Held-to-maturity
   Federal Home Loan
      Mortgage Corporation
      participation certificates ........ $1,118     $    7     $    4   $1,121
   Government National
       Mortgage Association
       participation certificates .......  2,052         10         13    2,049
    Federal National
       Mortgage Association
       participation certificates .......  2,532          4         12    2,524
                                          ------     ------     ------   ------
                                          $5,702     $   21     $   29   $5,694
                                          ======     ======     ======   ======
Available for sale
   Federal Home Loan
      Mortgage Corporation
      participation certificates ........ $1,220     $   35     $   --   $1,255
   Government National
      Mortgage Association
      participation certificates ........     86         11         --       97
   Federal National
      Mortgage Association
      participation certificates ........  1,552          8          1    1,559
                                          ------     ------     ------   ------
                                          $2,858     $   54     $    1   $2,911
                                          ======     ======     ======   ======

                                                      2000
                                   ---------------------------------------------
                                                Gross     Gross     Estimated
                                   Amortized unrealized unrealized    fair
                                      cost      gains     losses      value
                                      ----      -----     ------      -----
                                 (In thousands)
Held-to-maturity
   Federal Home Loan
      Mortgage Corporation
      participation certificates ... $1,044    $   --     $   21     $1,023
   Government National
       Mortgage Association
       participation certificates ..  2,701        --         34      2,667
    Federal National
       Mortgage Association
       participation certificates ..  3,301        --         53      3,248
                                     ------    ------     ------     ------
                                     $7,046    $   --     $  108     $6,938
                                     ======    ======     ======     ======
Available for sale
   Federal Home Loan
      Mortgage Corporation
      participation certificates ... $1,519    $   --     $   16     $1,503
   Government National
      Mortgage Association
      participation certificates ...     82        15         --         97
   Federal National
      Mortgage Association
      participation certificates ...  1,904        --         54      1,850
                                               ------     ------     ------
                                     $3,505    $   15     $   70     $3,450
                                     ======    ======     ======     ======

     The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 2001, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                Amortized Cost
                                --------------
                                (In thousands)
Due in one year or less .........  $   --
Due within one to three years ...   1,180
Due within three to five years ..     993
Due after five years ............   6,387
                                    -----
                                   $8,560
                                   ======

                           NOTE C -- LOANS RECEIVABLE

     The composition of the loan portfolio at March 31 is as follows:

                                                            2001       2000
                                                            ----       ----
                                                            (In thousands)
Residential real estate - 1 to 4 family ..............   $215,464   $211,222
Residential real estate - multi-family ...............      9,039      8,028
Residential real estate - construction ...............      7,078      4,035
Nonresidential real estate and land ..................      7,525      6,068
Education ............................................      2,143      2,780
Commercial ...........................................      4,765      5,168
Consumer and other ...................................      7,487      6,261
                                                         --------   --------
                                                          253,501    243,562

Less:
Undisbursed portion of loans in
   process ...........................................      4,764      4,136
Deferred loan origination fees .......................      1,463      1,538
Allowance for loan losses ............................        655        793
                                                         --------   --------
                                                         $246,619   $237,095
                                                         ========   ========

     As depicted above, the Banks' lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $226.8 million, or 92%, of the total loan portfolio at March 31, 2001, and $219.1 million, or 92%, of the total loan portfolio at March 31, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Banks, as with any lending institution, are subject to the risk that real estate values could deteriorate in their primary lending areas of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

     As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $47.1 million, $44.3 million, and $44.0 million at March 31, 2001, 2000, and 1999, respectively.

     In the normal course of business, the Banks have made loans to their directors, officers and their related business interests. Prior to fiscal 1999, related party loans were made on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectiblilty. However, regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $371,000, $189,000 and $340,000 at March 31, 2001, 2000, and 1999, respectively.

                       NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                     2001     2000     1999
                                     ----     ----     ----
                                         (In thousands)
Balance at beginning of year ...... $ 793    $ 678    $ 721
Provision for losses on loans .....    96      120       64
Charge-offs of loans--net .........  (234)      (5)    (107)
                                     ----       --     ----
Balance at end of year ............ $ 655    $ 793    $ 678
                                    =====    =====    =====

     As of March 31, 2001, the Banks' allowance for loan losses was comprised solely of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

     Nonaccrual  and  nonperforming   loans  totaled   approximately   $515,000,
$200,000, and $280,000 at March 31, 2001, 2000, and 1999, respectively.

     During the years ended March 31, 2001, 2000, and 1999, interest income of approximately $12,000, $8,000 and $7,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                     NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at March 31 are comprised of the following:

                                         2001        2000
                                         ----        ----
                                           (In thousands)
Land and improvements ...............  $ 1,615     $ 1,750
Office buildings and improvements ...    6,167       6,752
Furniture, fixtures and equipment ...    3,931       4,463
Automobiles .........................       60          60
                                       -------     -------
                                        11,773      13,025

Less accumulated depreciation
   and amortization .................    3,166       4,865
                                       -------     -------
                                       $ 8,607     $ 8,160
                                       =======     =======

NOTE F - DEPOSITS

     Deposits consist of the following major classifications at March 31:

                                  2001             2000
                                  ----             ----
Deposit type and weighted-            (In thousands)
average interest rate
NOW accounts
     2001 - 1.73% ..........  $ 33,642
     2000 - 2.08% ..........                    $ 31,014
Passbook
     2001 - 3.18% ..........    54,574
     2000 - 3.13% ..........                      53,074
Money Market Investor
     2001 - 3.23% ..........     8,905
     2000 - 3.28% ..........                      10,827
                              --------          --------
Total demand, transaction and
   passbook deposits .......    97,121            94,915

Certificates of deposit
   Original maturities of:
   Less than 12 months
     2001 - 5.51% ..........    25,494
     2000 - 5.00% ..........                      41,722
   12 months to 24 months
      2001 - 6.03% .........   101,105
      2000 - 5.60% .........                      54,341
   25 months to 36 months
      2001 - 5.26% .........    10,036
      2000 - 5.71% .........                      24,787
   More than 36 months
      2001 - 5.56% .........     6,175
      2000 - 5.52% .........                       8,888
   Jumbo
      2001 - 6.46% .........    37,775
      2000 - 6.07% .........                      40,299
                               -------           -------
Total certificates of deposit  180,585           170,037
                               -------           -------
Total deposit accounts .....  $277,706          $264,952
                              ========          ========

     At March 31, 2001 and 2000, the Banks had certificates of deposit with balances in excess of $100,000 totaling $37.4 million and $34.7 million, respectively.

     Interest expense on deposits for the years ended March 31 is summarized as follows:

                              2001      2000      1999
                              ----      ----      ----
                                   (In thousands)
Passbook .................  $ 1,642   $ 1,569   $ 1,220
NOW and money market
   deposit accounts ......      875       979       787
Certificates of deposit ..   10,135     8,982     8,509
                            -------   -------   -------
                            $12,652   $11,530   $10,516
                            =======   =======   =======

     Maturities  of  outstanding   certificates  of  deposit  at  March  31  are
summarized as follows:

                            2001         2000
                            ----         ----
                            (In thousands)
Less than one year ..... $129,044     $123,870
One to three years .....   48,533       41,855
Over three years .......    3,008        4,312
                         --------     --------
                         $180,585     $170,037
                         ========     ========

               NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at March 31, 2001 and 2000 by pledges of certain residential mortgage loans totaling $7.5 million and $18.0 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

  Interest     Maturing in year
    rate       ending March 31,   2001           2000
    ----       ----------------   ----           ----
                                 (Dollars in thousands)
6.20% - 6.50%        2001      $    --        $ 6,000
5.04% - 5.98%        2002        6,000          6,000
                                 -----          -----
                               $ 6,000        $12,000
                               =======        =======
Weighted-average interest rate    5.54%          5.98%
                               =======        =======

                         NOTE H - FEDERAL INCOME TAXES

     The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended March 31 as follows:

                                 2001     2000     1999
                                 ----     ----     ----
                                     (In thousands)
Federal income taxes computed
   at statutory rate ........   $ 753    $ 644    $ 846
Increase (decrease) in taxes
resulting from:
   Tax exempt interest ......      (8)      (7)      (3)
   Other ....................       9        7        3
                                -----    -----    -----

Federal income tax provision
   per financial statements .   $ 754    $ 644    $ 846
                                =====    =====    =====

     The composition of the Company's net deferred tax liability at March 31 is as follows:

                                             2001       2000
                                             ----       ----
                                              (In thousands)
Taxes (payable) refundable on
temporary  differences at
statutory rate:
  Deferred tax assets
   Deferred loan origination fees .....   $   108    $   218
   General loan loss allowance ........       263        308
   Book/tax depreciation differences ..        24         --
   Organizational costs ...............        62         --
   Pension expense ....................        72         --
   Unrealized loss on securities
      designated as available for sale         --         19
   Other ..............................        16         11
                                          -------    -------
   Deferred tax assets ................       545        556
  Deferred tax liabilities
   Federal Home Loan Bank
      stock dividends .................      (748)      (664)
   Book/tax depreciation differences ..        --        (91)
   Unrealized gains on securities
       designated as available for sale       (20)        --
   Bad debt deduction .................      (111)       (68)
   Mortgage servicing rights ..........      (121)      (108)
                                          -------    -------
   Deferred tax liabilities ...........    (1,000)      (931)
                                          -------    -------
Total deferred tax liability ..........   $  (455)   $  (375)
                                          =======    =======

     The Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The percentage of earnings bad debt deduction for additions prior to fiscal 1998 totaled approximately $2.7 million as of March 31, 2001. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $918,000 at March 31, 2001. Wayne Savings is required to recapture as taxable income approximately $250,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. Wayne Savings has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over a six-year period, which commenced in fiscal 1999.

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

     At March 31, 2001 and 2000, the Company had outstanding commitments to originate fixed rate loans of approximately $4.7 million and $1.8 million, respectively, and adjustable rate loans of approximately $423,000 and $520,000, respectively. The Company had unused lines of credit under home equity loans of $12.1 million and $10.7 million at March 31, 2001 and 2000, respectively. Additionally, the Company had unused lines of credit under commercial loans of $2.0 million and $3.1 million at March 31, 2001 and 2000, respectively. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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

     As of March 31, 2001 and 2000, management believes that the Banks met all capital adequacy requirements to which they were subject.

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

               Wayne Savings Community Bank as of March 31, 2001
                             (Dollars in thousands)

                                                                                               To be "well-capitalized"
                                                        For capital                            under prompt corrective
                           Actual                    adequacy purposes                            action provisions
                     ---------------   ------------------------------------------   -------------------------------------------
                      Amount   Ratio           Amount                 Ratio                 Amount                  Ratio
Tangible capital     $25,078    8.1%   > or equal to $ 4,674   > or equal to 1.5%   > or equal to $15,580   > or equal to  5.0%
Core capital         $25,078    8.1%   > or equal to $12,464   > or equal to 4.0%   > or equal to $16,696   > or equal to  6.0%
Risk-based capital   $25,733   15.5%   > or equal to $13,274   > or equal to 8.0%   > or equal to $16,593   > or equal to 10.0%


               Wayne Savings Community Bank as of March 31, 2000
                             (Dollars in thousands)

                                                                                               To be "well-capitalized"
                                                        For capital                            under prompt corrective
                           Actual                    adequacy purposes                            action provisions
                     ---------------   ------------------------------------------   -------------------------------------------
                     Amount   Ratio            Amount                 Ratio                 Amount                  Ratio

Tangible capital     $24,305    8.1%   > or equal to $ 4,558   > or equal to 1.5%   > or equal to $15,192   > or equal to  5.0%
Core capital         $24,305    8.1%   > or equal to $12,155   > or equal to 4.0%   > or equal to $18,230   > or equal to  6.0%
Risk-based capital   $25,098   15.7%   > or equal to $12,802   > or equal to 8.0%   > or equal to $16,003   > or equal to 10.0%


               Village Savings Bank, F.S.B. as of March 31, 2001
                             (Dollars in thousands)

                                                                                               To be "well-capitalized"
                                                        For capital                            under prompt corrective
                           Actual                    adequacy purposes                            action provisions
                     ---------------   ------------------------------------------   -------------------------------------------
                     Amount   Ratio            Amount                 Ratio                 Amount                  Ratio

Tangible capital     $2,721    9.6%    > or equal to $  424    > or equal to 1.5%   > or equal to $ 1,413    > or equal to  5.0%
Core capital         $2,721    9.6%    > or equal to $1,131    > or equal to 4.0%   > or equal to $ 1,696    > or equal to  6.0%
Risk-based capital   $2,761   19.0%    > or equal to $1,163    > or equal to 8.0%   > or equal to $ 1,454    > or equal to 10.0%



               Village Savings Bank, F.S.B. as of March 31, 2000
                             (Dollars in thousands)

                                                                                               To be "well-capitalized"
                                                        For capital                            under prompt corrective
                           Actual                    adequacy purposes                            action provisions
                     ---------------   ------------------------------------------   -------------------------------------------
                     Amount   Ratio            Amount                 Ratio                 Amount                  Ratio

Tangible capital     $2,683   12.7%    > or equal to $  318    > or equal to 1.5%   > or equal to $ 1,060    > or equal to  5.0%
Core capital         $2,683   12.7%    > or equal to $  848    > or equal to 4.0%   > or equal to $ 1,272    > or equal to  6.0%
Risk-based capital   $2,717   24.8%    > or equal to $  875    > or equal to 8.0%   > or equal to $ 1,094    > or equal to 10.0%


     The Banks are subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Banks' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year, plus the two preceding years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of the limitation. During April 2001, Wayne Savings received OTS approval to make up to $2.0 million in captial distributions during fiscal 2002.

     Regulations of the OTS governing mutual holding companies permit Wayne Savings Bankshares M.H.C. (the "M.H.C.") to waive the receipt by it of any dividend declared by the Company or the Bank on the common stock, provided that the OTS does not object to such waiver. The M.H.C. accepted dividends totalling $260,000 and $75,000 during fiscal years 2001 and 2000, respectively. For the fiscal year ended March 31, 1999, the M.H.C. waived its share of all dividends declared on the common stock. Total dividends waived by the M.H.C. through March 31,2001 amounted to $5.3 million.

                          NOTE K - STOCK OPTION PLANS

     The Company has an incentive Stock Option Plan that provides for the issuance of 84,044 shares of authorized, but unissued shares of common stock. The Company also has a non-incentive Stock Option Plan that provides for the issuance of 36,018 shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect all stock dividends through the date of issuance of the financial statements.

     The Company accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which provides a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25. The pro-forma disclosures required by SFAS No. 123 are not applicable as no options were granted by the Company during the fiscal years ended March 31, 2001, 2000, and 1999.

     A summary of the status of the Company's stock option plans as of March 31, 2001, 2000, and 1999, and changes during the periods ending on those dates is presented below:

                                        2001                2000                1999
                                   ---------------     ---------------     ---------------
                                          Exercise            Exercise            Exercise
                                   Shares   Price      Shares   Price      Shares   Price
                                   ------   -----      ------   -----      ------   -----
Outstanding at beginning of year   27,657   $5.00      34,596   $5.00      60,548   $5.00
Granted ........................       --      --          --      --          --      --
Exercised ......................    7,900    5.00       2,301    5.00      22,743    5.00
Forfeited ......................    2,284    5.00       4,638    5.00       3,209    5.00
                                   ------   -----      ------   -----      ------   -----
Outstanding at end of year .....   17,473   $5.00      27,657   $5.00      34,596   $5.00
                                   ======   =====      ======   =====      ======   =====
Options exercisable at year-end    17,473   $5.00      27,657   $5.00      34,596   $5.00
                                   ======   =====      ======   =====      ======   =====


     The following information applies to options outstanding at March 31, 2001:

Number outstanding                           17,473
Range of exercise prices                      $5.00
Weighted-average exercise price               $5.00
Weighted-average remaining contractual life    2.25

     At March 31, 2001, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in 2003.

   NOTE L -- CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

     The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended March 31, 2001, 2000, and 1999.

                         Wayne Savings Bancshares, Inc.
                       STATEMENTS OF FINANCIAL CONDITION
                                   March 31,

                                                                                2001        2000
                                                                                ----        ----
ASSETS                                                                          (In thousands)
Cash and due from banks ..................................................   $     86    $    169
Interest-bearing deposits in other financial institutions ................         --         475
Investment in subsidiary .................................................     25,434      24,596
Prepaid expenses and other ...............................................         56         100
                                                                             --------    --------
   Total assets ..........................................................   $ 25,576    $ 25,340
                                                                             ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities ........................................................   $    291    $    219
Stockholders' equity
   Common stock and additional paid-in capital ...........................     17,075      17,025
   Retained earnings .....................................................      9,180       8,777
   Less shares held in treasury (57,042 and 33,214 shares, respectively) .     (1,003)       (645)
   Accumulated other comprehensive  income (loss),  unrealized gain (loss)
   on securities
      designated as available for sale, net ..............................         33         (36)
                                                                             --------    --------
   Total stockholders' equity ............................................     25,285      25,121
                                                                             --------    --------
   Total liabilities and stockholders' equity ............................   $ 25,576    $ 25,340
                                                                             ========    ========


                         Wayne Savings Bancshares, Inc.
                             STATEMENTS OF EARNINGS
                         For the years ended March 31,
                                          2001       2000       1999
                                                (In thousands)
Income
   Interest income ..................   $    17    $    58    $    53
   Equity in earnings of subsidiary .     1,530      1,302      1,676
                                        -------    -------    -------
      Total revenue .................     1,547      1,360      1,729
General and administrative expenses .       122        135        102
                                        -------    -------    -------
   Earnings before income tax credits     1,425      1,225      1,627
Federal income tax credits ..........       (36)       (26)       (16)
                                        -------    -------    -------

      NET EARNINGS ..................   $ 1,461    $ 1,251    $ 1,643
                                        =======    =======    =======

                         Wayne Savings Bancshares, Inc.
                            STATEMENTS OF CASH FLOWS
                         For the years ended March 31,
                                                                                      2001       2000       1999
                                                                                      ----       ----       ----
Cash flows from operating activities:                                                      (In thousands)
  Net earnings for the year .....................................................   $ 1,461    $ 1,251    $ 1,643
      Adjustments  to reconcile  net earnings to net cash  provided by (used in)
        operating activities:
         Excess contributions (undistributed earnings) of consolidated subsidiary      (525)    (1,238)       324
         Increase (decrease) in cash due to changes in:
            Prepaid expenses and other assets ...................................       (56)        (2)       (25)
            Other liabilities ...................................................       (72)       (30)        (8)
                                                                                    -------    -------    -------
               Net cash provided by (used in) operating activities ..............       808        (19)     1,934
Cash flows provided by (used in) financing activities:
   Payment of dividends on common stock .........................................    (1,058)      (882)      (725)
   Purchase of treasury stock - at cost .........................................      (358)      (177)      (431)
   Proceeds from exercise of stock options ......................................        50         11         87
                                                                                    -------    -------    -------
               Net cash used in financing activities ............................    (1,366)    (1,048)    (1,069)
                                                                                    -------    -------    -------
Net increase (decrease) in cash and cash equivalents ............................      (558)    (1,067)       865
Cash and cash equivalents at  beginning of year .................................       644      1,711        846
                                                                                    -------    -------    -------
Cash and cash equivalents at end of year ........................................   $    86    $   644    $ 1,711
                                                                                    =======    =======    =======

                         March 31, 2001, 2000, and 1999

              NOTE M - QUARTERLY RESULTS OF OPERATIONS (unaudited)

     The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2001 and 2000. Certain amounts, as previously reported, have been reclassified to conform to the fiscal 2001 presentation.

                                                          For the three month periods ended
                                        ---------------------------------------------------------------------
                                        June 30, 2000   September 30, 2000  December 31, 2000  March 31, 2001
                                        -------------   ------------------  -----------------  --------------
                                                          (In thousands, except share data)
Total interest income ...................   $5,337            $5,358            $5,388            $5,416
Total interest expense ..................    3,161             3,248             3,321             3,370
                                            ------            ------            ------            ------
Net interest income .....................    2,176             2,110             2,067             2,046
Provision for losses on loans ...........       51                22                 2                21
Other income ............................      218               259               289               279
General, administrative and other expense    1,904             1,791             1,758             1,680
                                            ------            ------            ------            ------
Earnings before income taxes ............      439               556               596               624
Federal income taxes ....................      149               191               201               213
                                            ------            ------            ------            ------
Net earnings ............................   $  290            $  365            $  395            $  411
                                            ======            ======            ======            ======
Earnings per share
   Basic ................................   $  .11            $  .14            $  .15            $  .16
                                            ======            ======            ======            ======
   Diluted ..............................   $  .11            $  .14            $  .15            $  .16
                                            ======            ======            ======            ======


                                                          For the three month periods ended
                                        ---------------------------------------------------------------------
                                        June 30, 1999   September 30, 1999  December 31, 1999  March 31, 2000
                                        -------------   ------------------  -----------------  --------------
                                                          (In thousands, except share data)
Total interest income ...................   $4,906            $5,180            $5,282            $5,333
Total interest expense ..................    2,809             2,964             3,077             3,164
                                            ------            ------            ------            ------
Net interest income .....................    2,097             2,216             2,205             2,169
Provision for losses on loans ...........       21                23                38                38
Other income ............................      190               167               211               174
General, administrative and other expense    1,749             1,899             1,917             1,849
                                            ------            ------            ------            ------
Earnings before income taxes ............      517               461               461               456
Federal income taxes ....................      175               158               156               155
                                            ------            ------            ------            ------
Net earnings ............................   $  342            $  303            $  305            $  301
                                            ======            ======            ======            ======
Earnings per share
   Basic ................................   $  .13            $  .12            $  .12            $  .11
                                            ======            ======            ======            ======
   Diluted ..............................   $  .13            $  .12            $  .12            $  .11
                                            ======            ======            ======            ======
