Form 10-K, Exhibit 13
period 2003-03-31
WAYNE SAVINGS BANCSHARES INC /DE/
filed 2003-06-27
CIK 1036030

2003 ANNUAL REPORT
                               __________________

                                TO STOCKHOLDERS





           [PICTURE OF WAYNE SAVINGS COMMUNITY BUILDING APPEARS HERE]


                         WAYNE SAVINGS BANCSHARES, INC.

                                  MEMBER FDIC

                               CORPORATE PROFILE
______________________________________________________________________________WS

     Wayne Savings Bancshares, Inc. (hereinafter, the "Company") is the stock holding company parent of Wayne Savings Community Bank (the "Bank" or "Wayne Savings"), which was established in 1899. During the fiscal year ended March 31, 2003, the mutual holding company Wayne Savings Bankshares M.H.C. (the "M.H.C."), which previously owned a majority of the Company's outstanding shares of common stock, converted from the M.H.C. form of ownership to full stock form and merged with and into the Bank. The Company, which owned 100% of the Bank, was succeeded by a Delaware corporation of the same name. As part of the conversion, shares of the Company's common stock representing the M.H.C.'s ownership interest were sold in the offering. The existing publicly-held shares of the Company, which represented the remaining ownership interest in the Company, were exchanged for new shares of the Delaware corporation at a share exchange ratio of 1.5109 to 1.0.
     The offering of the Company's common stock culminated in the receipt of gross sale proceeds of $20.6 million which, after consideration of an employee stock plan of $1.6 million and applicable offering expenses of $1.9 million, resulted in net proceeds of $17.1 million.
     As a result of the conversion, all financial information that is based on or derived from the actual or outstanding shares of common stock during any period prior to fiscal 2003 has been appropriately adjusted for the aforementioned exchange ratio. The conversion was accounted for as a change in corporate form with no change in the historical basis of assets, liabilities or stockholders' equity. The Company's common stock is traded on the NASDAQ stock market under the symbol "WAYN."
     The Bank has been serving the financial needs of the residents of Wayne, Holmes, Ashland and Medina counties in Ohio for 104 years. Headquartered in downtown Wooster, Ohio, the Bank also operates 10 full-service banking locations in Wooster, Millersburg, Ashland, Rittman and Lodi, including its Village Savings Bank F.S.B. ("Village") subsidiary in North Canton. Throughout its long history and many economic cycles, Wayne Savings has enjoyed a fine reputation for stability, safety and soundness, and community service. The Bank has been noted for its sound management, consistent profitability and quality personal service to customers.
     The mission of Wayne Savings is to excel in customer service as a sound, independent, profitable, and progressive community bank dedicated to providing an array of services responsive to the financial needs of people in our communities, with an emphasis on home financing and household savings, and to provide for the security and development of our employees.

________________________________________________________________________________

                               BOARD OF DIRECTORS

                     [PICTURE OF BOARD MEMBERS APPEARS HERE]


Seated: KENNETH G. RHODE, CHAIRMAN OF WAYNE SAVINGS COMMUNITY BANK; CHARLES F. FINN, CHAIRMAN OF WAYNE SAVINGS BANCSHARES, INC.; RUSSELL L. HARPSTER. Standing:
KENNETH R. LEHMAN, JAMES C. MORGAN, TERRY A. GARDNER, DONALD E. MASSARO. Not pictured: JOSEPH L. RETZLER


______________________________________ 3 _______________________________________

                             DIRECTORS AND OFFICERS
WS______________________________________________________________________________


IN RECOGNITION AND APPRECIATION ...

KENNETH G. RHODE

     Following 45 years of loyal, dedicated service on the Board of Directors of Wayne Savings Community Bank, Kenneth G. Rhode announced he would not seek re-election as a director when his current term ends in July 2003. Mr. Rhode will continue to serve the Company in the role of Director Emeritus.
     A highly respected businessman and citizen, Mr. Rhode brought outstanding credentials to his directorship when he joined the Board of Wayne Savings in 1958. Having served as a Naval Officer in the South Pacific in World War II, he was President and Chief Executive Officer of Western Reserve and Lightning Rod Mutual Insurance companies for 50 years. Mr. Rhode also held numerous leadership posts in state and national insurance trade organizations, and he has been actively involved in many community and civic organizations.
     Mr. Rhode has served a Chairman of the Board of Wayne Savings Community Bank since 1972. During his tenure, he made notable contributions to the Company's progress and success. He has earned the deepest admiration and respect from all those who have been associated with him.

[Picture of Kenneth G. Rhode appears to the right of this paragraph]
________________________________________________________________________________

                         WAYNE SAVINGS BANCSHARES, INC.

        BOARD OF DIRECTORS          EXECUTIVE OFFICERS

        Charles Finn                Charles F. Finn
        CHAIRMAN                    PRESIDENT AND CHIEF EXECUTIVE OFFICER

        Kenneth Rhode               Wanda Christopher-Finn
        Russell Harpster            EXECUTIVE VICE
        Joseph Retzler              AND CHIEF ADMINISTRATIVE OFFICER
        Donald Massaro
        Terry Gardner               Michael C. Anderson
        James Morgan                EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
        Kenneth Lehman              OFFICER CORPORATE SECRETARY AND TREASURER
________________________________________________________________________________


                               TABLE OF CONTENTS

                                                                     Page

Stockholder Information                                                5
Chairman's Letter                                                      6
Selected Consolidated Financial and Other Data                         8
Management's Discussion and Analysis of Financial Condition and
  Results of Operations                                               10
Consolidated Statements of Financial Condition                        18
Consolidated Statements of Earnings                                   19
Consolidated Statements of Comprehensive Income                       20
Consolidated Statements of Stockholders' Equity                       21
Consolidated Statements of Cash Flows                                 22
Notes to Consolidated Financial Statements                            24
Report of Independent Certified Public Accountants                    40


______________________________________ 4 _______________________________________

                            STOCKHOLDER INFORMATION
______________________________________________________________________________WS

ANNUAL MEETING                               TRANSFER AGENT
The Annual Meeting of Stockholders           Mellon Investor Services, LLC
will be held at 10:00 a.m. on July 24,       P.O. Box 3315
2003, at The Greenbriar Conference Centre,   South Hackensack, NJ 07606-1915
50 Riffel Road,                              www.melloninvestor.com
Wooster, Ohio 44691

                                             ANNUAL REPORT ON FORM 10-K
SPECIAL COUNSEL
                                             A copy of the Company's Form 10-K
Luse Gorman Pomerenk & Schick                for the fiscal year ended March 31,
5335 Wisconsin Avenue NW                     2003, will be furnished upon
Suite 400                                    request  without charge to
Washington, D.C. 20015                       stockholders.

                                             INVESTOR INFORMATION

INDEPENDENT AUDITORS                         Executive Offices
                                             Wayne Saving Bancshares, Inc.
Grant Thornton LLP                           151 N. Market Street . P.O. Box 858
625 Eden Park Drive .  Suite 900             Wooster, Ohio 44691
Cincinnati, Ohio 45202                       (330) 264-5767
________________________________________________________________________________


                          WAYNE SAVINGS COMMUNITY BANK

                                 BANK LOCATIONS

WOOSTER LOCATIONS                          ASHLAND LOCATIONS

NORTH MARKET STREET OFFICE                 CLAREMONT AVENUE OFFICE
151 N. Market Street o Wooster, Ohio       233 Claremont Avenue o Ashland, Ohio

CLEVELAND POINT FINANCIAL CENTER           BUEHLERS-SUGARBUSH OFFICE
1908 Cleveland Road o Wooster, Ohio        1055 Sugarbush Drive o Ashland, Ohio

MADISON SOUTH OFFICE
2024 Millersburg Road o Wooster, Ohio      RITTMAN OFFICE

                                           237 North Main Street o Rittman, Ohio
NORTHSIDE OFFICE
543 Riffel Road o Wooster, Ohio            LODI OFFICE
                                           303 Highland Drive o Lodi, Ohio
MILLERSBURG OFFICE
90 N. Clay Street o Millersburg, Ohio



                          VILLAGE SAVINGS BANK, F.S.B.
                    1265 S. Main Street o North Canton, Ohio


______________________________________ 5 _______________________________________

                               CHAIRMAN'S LETTER

WS______________________________________________________________________________


                       TO OUR STOCKHOLDERS AND CUSTOMERS:



     Bringing down the curtain on fiscal 2003, it is a great pleasure to report that we enjoyed a most momentous year as well as marking the beginning of a new era for your Company, Wayne Savings Bancshares, Inc.
     The fiscal year ended March 31, 2003 was particularly momentous because Wayne Savings Bancshares, Inc., the stock holding company parent of 104-year-old Wayne Savings Community Bank, achieved record earnings. Net earnings amounted to $2.8 million, or $.71 per diluted share, an increase of $949,000 or 52%, over net earnings of $1.8 million, or $.47 per diluted share, reported in the prior fiscal year. The increase in net earnings was due primarily to an increase in net interest income of $1.9 million, or 21%, which was partially offset by a $695,000 increase in general, administrative, and other expense and a $278,000 increase in federal income taxes. We are particularly pleased the Company achieved record operating results through a solid increase in core earnings and not through gains from the sale of loans or securities.
     It is also most gratifying and humbling that the Company was able to achieve record earnings in a less-than-favorable business climate. We can too easily recall the past year was filled with uncertainty and bad news -- dominated by the global war on terrorism, a sluggish economy, a volatile stock market and concerns over corporate governance. However, we are optimistic the storm clouds are lifting and the business and economic climate will be improving in the year ahead.
     A new era of opportunities for Wayne Savings Bancshares, Inc. began with the Company's conversion from partial to full public stock ownership, which resulted from the completion of a second-step stock offering on January 8, 2003. Since the initial stock offering in 1993, and prior to the second-step offering, a mutual holding company held 52.5% ownership interest in the stock holding company. In the recent second-step offering, the mutual holding company's ownership interest was sold to the public, and the mutual holding company ceased to exist. Now, Wayne Savings Bancshares, Inc., the new Delaware holding company for Wayne Savings Community Bank, is 100% owned by public stockholders.


  [PICTURE OF CHARLES FINN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER APPEARS HERE]


                                CHARLES F. FINN
                      Chairman and Chief Executive Officer


______________________________________ 6 _______________________________________

______________________________________________________________________________WS


     We are extremely gratified by the tremendous support of our customers and the investment community. Their participation in the offering demonstrates confidence in our organization. In the subscription and community offering, the Company sold 2,040,816 shares, approximately the midpoint of the offering range, at a purchase price of $10.00 per share. As part of the conversion, prior stockholders received 1.5109 new shares in exchange for each of their existing shares of stock. The Company's common stock now trades on the Nasdaq National Market under the symbol "WAYN." We expect the additional capital raised in the offering to facilitate new business and growth opportunities.
     At this time, I want to take the opportunity to honor Kenneth G. Rhode, who is stepping down after 45 years of service on the Board of Directors of Wayne Savings Community Bank. In my 20 years as chief executive officer, I have benefited greatly from Kenneth Rhode's wise counsel, solid business acumen, sound judgment, and friendship. I still plan to seek his counsel as he serves the Company as Director Emeritus.
     Through the actions and accomplishments of the past year, we believe Wayne Savings Bancshares, Inc. is well-positioned to expand its market share, to provide outstanding service to customers, and to build the value of our stockholders' investment. On behalf of the Officers, Directors, and Staff, we thank you deeply for your continued confidence and support.




                                      Sincerely,



                                      /s/ CHARLES F. FINN

                                      Charles F. Finn
                                      Chairman and Chief Executive Officer



______________________________________ 7 _______________________________________

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

WS______________________________________________________________________________


     The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc., at the dates and for the years indicated. The consolidated financial statements as of and for the years ended March 31, 1999 through March 31, 2003, inclusive, are those of Wayne Savings Bancshares, Inc. prior to the reorganization and change in corporate form discussed in the Notes to the Consolidated Financial Statements and elsewhere herein. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company.


                                                                                        At March 31,
                                                    ___________________________________________________________________________
                                                    2003                 2002           2001              2000         1999
                                                    ___________________________________________________________________________
                                                                                        (In thousands)
SELECTED FINANCIAL CONDITION DATA
Total assets                                        $378,991             $334,843       $311,640          $304,030     $270,954
Loans receivable, net(1)                             228,373              251,172        247,480           237,418      215,636
Mortgage-backed securities(2)                         76,002               17,326          8,574            10,459        7,230
Investment securities                                 35,841               22,286         13,641            23,199       11,830
Cash and cash equivalents(3)                          17,496               27,883         20,902            14,296       16,245
Deposits                                             300,931              300,957        277,706           264,952      235,327
Stockholders' equity                                  44,663               26,047         25,255            24,962       24,900

(1)  Includes loans held for sale.
(2)  Includes mortgage-backed securities available for sale.
(3)  Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.


                                                                          Year Ended March 31,
                                                    ___________________________________________________________________________
                                                       2003               2002            2001              2000        1999
                                                    ___________________________________________________________________________
                                                                          (In thousands, except share data)
SELECTED OPERATING DATA:
Interest income                                      $20,023              $21,309        $21,506           $20,700      $19,234
Interest expense                                       9,169               12,348         13,100            12,014       11,187
                                                    ________             ________       ________          ________     ________
Net interest income                                   10,854                8,961          8,406             8,686        8,047
Provision for losses on loans                             91                  134             96               106           78
                                                    ________             ________       ________          ________     ________
Net interest income after provision
for losses on loans                                   10,763                8,827          8,310             8,580        7,969
Other income                                           1,643                1,657          1,045               748          985
General, administrative
and other expense                                      8,417                7,722          7,348             7,434        6,488
                                                    ________             ________       ________          ________     ________
Earnings before income taxes                           3,989                2,762          2,007             1,894        2,466
Federal income taxes                                   1,217                  939            675               624          838
                                                    ________             ________       ________          ________     ________
Net earnings before change in
accounting principle                                   2,772                1,823          1,332             1,270        1,628
                                                    ========             ========       ========          ========     ========

Change in accounting principle related to
allocated organization costs -
net of tax of $63,000                                     --                   --             --              (122)          --
                                                    ========             ========       ========          ========     ========
NET EARNINGS                                         $ 2,772              $ 1,823        $ 1,332           $ 1,148      $ 1,628
                                                    ========             ========       ========          ========     ========
Basic earnings per share(1)                            $ .71                $ .47          $ .34           $   .29        $ .41
                                                    ========             ========       ========          ========     ========
Diluted earnings per share(1)                          $ .71                $ .47          $ .34           $   .29        $ .41
                                                    ========             ========       ========          ========     ========
Cash dividends declared
per common share(2)                                    $ .45                $ .45          $ .42           $   .42        $ .39
                                                    ========             ========       ========          ========     ========

(1)Basic and diluted earnings per share for the fiscal year ended March 31, 2000 reflects a $.03 per share reduction for the cumulative effect of change in accounting principle. All per share amounts have been restated to give effect to the 1.5109 to 1.00 share exchange ratio provided for in the Company's conversion offering.
(2)During fiscal years ended March 31, 2003 and 1999, the M.H.C. waived its right to receive all dividends. During fiscal 2001 and 2000, the M.H.C. waived approximately $.44 and $.40 of the $.45 and $.42 per share dividends paid on common stock in each respective year. During fiscal 2002, the M.H.C. waived approximately $.43 of the $.45 per share dividend paid on common stock.


______________________________________ 8 _______________________________________

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CON'T.) ______________________________________________________________________________WS


                                                                            At or For the Year Ended March 31,
                                                         __________________________________________________________________
                                                           2003             2002           2001          2000          1999
                                                         __________________________________________________________________

KEY OPERATING RATIOS AND OTHER DATA:

Return on average assets (net earnings divided
by average total assets)                                    .78%             .56%           .45%          .39%          .62%

Return on average equity (net earnings
divided by average equity)                                 8.80             7.12           5.28          4.57          6.85

Average equity to average assets                           8.92             7.93           8.44          8.57          9.07

Equity to assets at period end                            11.78             7.78           8.10          8.21          9.19

Interest rate spread (difference between average
yield on interest-earning assets and average
cost of interest-bearing liabilities)                      3.09             2.77           2.57          2.88          2.93

Net interest margin (net interest income
as a percentage of average interest-
earning assets)                                            3.24             2.93           2.92          3.14          3.23

General, administrative and other expense
to average assets1                                         2.38             2.39           2.46          2.54          2.50

Non-performing and impaired loans
to loans receivable, net                                   1.09             1.52            .47           .48           .13

Non-performing and impaired assets
to total assets                                             .65             1.14            .41           .40           .12

Average interest-earning assets to average
interest-bearing liabilities                             105.40           103.98         107.62        106.05        106.99

Allowance for loan losses to
non-performing and impaired loans                         27.17            19.16          56.47         69.56        247.14

Allowance for loan losses to
non-performing and impaired assets                        27.17            19.07          51.01         64.47        215.58

Net interest income after provision for
losses on loans, to general, administrative and
other expense1                                           127.87           114.31         113.31        115.51        122.56

Number of full-service offices2                              10               10             10             9             7

Dividend payout ratio                                     38.35            46.74          60.06         76.83         46.20

(1) In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure.
(2) Consolidated with Village Savings Bank.


______________________________________ 9 _______________________________________

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
WS______________________________________________________________________________
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GENERAL
     The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiaries. Wayne Savings Community Bank ("Wayne Savings" or the "Bank") is the parent of a federal savings bank subsidiary in North Canton, Ohio, named Village Savings Bank, F.S.B. ("Village"), together referred to as the "Banks." Intercompany transactions and balances are eliminated in the consolidated financial statements.
     The Company's net earnings are primarily dependent on its net interest income, which is the difference between interest income earned on its loan, mortgage-backed securities and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowings. The Company's net earnings also are affected by its provision for losses on loans, as well as the amount of other income, including fees and service charges, and general, administrative and other expense, such as salaries and employee benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

BUSINESS STRATEGY
     The Company's current business strategy is to operate a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) emphasizing the origination of one-to-four family residential mortgage loans and consumer loans in the Company's market area; (3) managing interest rate risk exposure by better matching asset and liability maturities and rates; (4) increasing fee income; (5) managing asset quality; (6) maintaining a strong retail deposit base; and (7) maintaining capital in excess of regulatory requirements.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM MARCH 31, 2002 TO MARCH 31, 2003
     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and actual results could differ significantly from those discussed in forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters: (1) management's determination of the amount and adequacy of the allowance for loan losses; (2) the effect of changes in interest rates; (3) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements; and (4) management's opinion as to the Banks' ability to maintain regulatory capital at current levels.
     At March 31, 2003, the Company had total assets of $379.0 million, an increase of $44.2 million, or 13.2%, over total assets of $334.8 million at March 31, 2002. Cash and cash equivalents and investment securities totaled $53.3 million, an increase of approximately $3.2 million, or 6.3%, from March 31, 2002 levels. During the fiscal year ended March 31, 2003, investment securities totaling $26.0 million matured or were called while $39.6 million of investment securities were purchased. Cash and cash equivalents decreased by $10.4 million, or 37.3%, to a total of $17.5 million at March 31, 2003.
     Mortgage-backed securities totaled $76.0 million at March 31, 2003, an increase of $58.7 million, or 338.7%, from the total at March 31, 2002. The Company has experienced high levels of mortgage prepayments as a result of borrowers refinancing at the near record low level of mortgage interest rates that existed throughout the year. The Company has elected to reinvest these funds into interest rate sensitive mortgage-backed securities with an estimated average life of five years or less. The Company purchased $77.4 million of these securities which were partially offset by principal repayments and sales of $18.5 million for fiscal 2003.
     Loans receivable totaled $228.4 million at March 31, 2003, a decrease of $22.8 million, or 9.1%, from the March 31, 2002 balance. This decrease resulted mainly from principal repayments of $80.4 million as borrowers took the opportunity to refinance during a period of low mortgage interest rates. In addition, the Company chose to sell $4.0 million of loans in the secondary market. New loan originations amounted to $61.2 million for the year ended March 31, 2003. The majority of loan disbursements consisted of loans


     [PICTURE OF CHARLES FINN, WANDA CHRISTOPHER-FINN, MICHAEL C. ANDERSON
                                 APPEARS HERE]


CHARLES F. FINN          WANDA CHRISTOPHER-FINN         MICHAEL C. ANDERSON
Chairman                 Executive Vice President       Executive Vice President
Chief Executive Officer  Chief Administrative Officer   Chief Financial Officer


______________________________________10 _______________________________________

______________________________________________________________________________WS


secured by one-to-four-family residential real estate loans. The Company has enhanced its commercial lending program by hiring an experienced commercial lending officer. The Company plans to increase its commercial lending portfolio by focusing on high quality, smaller balance commercial loans.
     At March 31, 2003, the allowance for loan losses totaled $678,000, or .30% of loans, compared to $730,000 or .29% of loans at March 31, 2002. In determining the amount of loan loss allowance at any point in time, management and the Board apply a systematic process focusing on the risk of loss in the portfolio. First delinquent nonresidential, multi-family and commercial loans are evaluated for potential impairments in carrying value. At March 31, 2003 the delinquent nonresidential multi-family and commercial loans were viewed as well-secured , with no loss anticipated.
     The second step in determining the allowance for loan loss entails the application of historic loss experience to the individual loan types in the portfolio. In addition to the historic loss percentage, management employs an additional risk percentage tailored to the perception of the overall risk in the economy. This segment of the loss analysis accounts for nearly the entire balance of the allowance at March 31, 2003. The analysis of the allowance for loan losses is a critical accounting estimate which requires an element of judgment and is subject to the possibility that the allowance may need to be increased, with a corresponding reduction in earnings. To the best of management's knowledge all known losses as of March 31, 2003, have been recorded.
     Nonperforming loans totaled $2.5 million at March 31, 2003, compared to $3.1 million at March 31, 2002. Nonperforming loans consisted of $430,000 of nonresidential real estate loans, $1.4 million of commercial loans and approximately $663,000 in one-to four-family residential mortgage loans. The allowance for loan losses totaled 27.4% and 19.4% of nonperforming and impaired loans at March 31, 2003 and 2002, respectively.
    Included in nonperforming loans is a loan concentration of approximately $1.8 million. The Company has entered into a workout and liquidation agreement with the borrower which calls for the sale and disposal of the underlying security of these loans within a specified time frame. Management anticipates that the asset disposal will commence in the first quarter of fiscal 2004 and should be completed by the third quarter of the fiscal year.
     Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.
     The Company purchased $5.0 million in Bank owned life insurance (BOLI) during fiscal 2003 to help offset the rising costs of employee benefit programs. Under this program the Company is the owner of single premium life insurance policies on key executives and officers.
     Deposits decreased by approximately $26,000 to a total of $300.9 million at March 31, 2003. The decline in deposits during 2003 generally reflects management's conservative pricing strategy in the current low-rate environment.
     Advances from Federal Home Loan Bank increased by $25.0 million due to an arbitrage with corporate bonds and mortgage -backed securities. This will enhance earnings and future cash flows due to the low cost of the advances.
     Stockholders' equity totaled $44.7 million at March 31, 2003, an increase of $18.6 million, or 71.5%, over March 31, 2002. The increase was primarily due to the reorganization and related stock offering totaling $17.1 million and earnings of $2.8 million, which were partially offset by dividends declared of $1.1 million.
     The Banks are subject to capital standards, which generally require the maintenance of regulatory capital sufficient to meet each of the three tests; i.e., the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At March 31, 2003, the Banks met all regulatory capital requirements to which they were subject.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2003 AND MARCH 31, 2002

     GENERAL. Net earnings totaled $2.8 million for the fiscal year ended March 31, 2003, an increase of $949,000, or 52.1% over the net earnings of $1.8 million for the fiscal year ended March 31, 2002. The increase in net earnings was due primarily to an increase in net interest income of $1.9 million, or 21.1%, partially offset by an increase of $695,000, or 9.0%, in general, administrative and other expense and with a $278,000, or 29.6%, increase in federal income taxes.

     INTEREST INCOME. Interest income on loans totaled $16.9 million for the fiscal year ended March 31, 2003, a decrease of $2.2 million, or 11.6%, from the $19.1 million recorded for fiscal 2002. The decrease in interest income on loans was primarily due to an average yield reduction of 57 basis points to 6.96% coupled with a decrease in the average loan balances of $10.9 million, or 4.3%, for the fiscal year ended March 31, 2003.
     Interest income on mortgage-backed securities totaled $1.5 million for the fiscal year ended March 31, 2003, an increase of $935,000, or 163.7%, from $571,000 for fiscal 2002. The increase was primarily attributed to an increase in average outstanding balance of $29.3 million, or 283.5%, partially offset by a decrease in average yield of 172 basis points to 3.80% for fiscal 2003.
     Interest income on investments and interest-bearing deposits decreased $8,000, or .5%, primarily due to a decrease in average yield of 77 basis points to 3.16%, offset by an increase in average balances of $10.2 million, or 23.9%, to $52.9 million for the fiscal year ended March 31, 2003.

_____________________________________ 11________________________________________

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)

WS______________________________________________________________________________


     INTEREST EXPENSE. Interest expense on deposits totaled $8.4 million for the fiscal year ended March 31, 2003, a decrease of $3.6 million , or 30.1%, from the fiscal 2002 expense. The decrease in interest expense on deposits was primarily attributable to a decrease in the average cost of deposits of 136 basis points to 2.81% for fiscal 2003, which was partially offset by an increase in the average outstanding balance of $11.4 million, or 4.0%, to $300.3 million in fiscal 2003.
     Interest expense on borrowings totaled $737,000 for the fiscal year ended March 31, 2003, an increase of $444,000, or 151.6%, from the $293,000 for fiscal 2002. The increase was attributable to an increase in the average outstanding balance of $11.7 million, or 212.5%, partially offset by a decrease in the average yield of 104 basis points to 4.28% for the fiscal year ended March 31, 2003, from 5.32% for the fiscal year ended March 31, 2002.

NET INTEREST INCOME. Net interest income totaled $10.9 million for the fiscal year ended March 31, 2003, an increase of $1.9 million, or 21.1%, over the $9.0 million recorded in fiscal 2002. The increase in net interest income was primarily attributed to a 136 basis point decrease in average cost of deposits to 2.81%, coupled with an increase in average interest-earning assets of $28.6 million, or 9.3%, for fiscal 2003. The aforementioned increase in net interest income was partially offset by a decrease in the average yield on interest-earning assets of 98 basis points to 5.98% for fiscal 2003, from 6.96% for fiscal 2002 and an increase of $ 11.7 million, or 212.5%, in average borrowings to $17.2 million for fiscal 2003. The interest rate spread increased 32 basis points to 3.09% in fiscal 2003, from 2.77% in fiscal 2002. The net interest margin increased to 3.24% for the fiscal year ended March 31, 2003, from 2.93% in fiscal 2002.

     PROVISION FOR LOSSES ON LOANS. The Company's provision for losses on loans totaled $91,000 and $134,000 for the fiscal years ended March 31, 2003 and 2002, respectively. To the best of management's knowledge, all known losses as of March 31, 2003 and 2002, have been recorded.

     OTHER INCOME. Other income, consisting primarily of gain on sale of loans, gain on sale of mortgage backed securities, increase in the cash surrender value of life insurance, and service fees and service charges on deposit accounts, decreased by $14,000, or .9%, to $1.6 million for the fiscal year ended March 31, 2003. The decrease was a result of a reduction in gain on sale of loans of $433,000, or 84.2%, to $81,000 for fiscal 2003 from $514,000 for fiscal 2002, which was partially offset by an increase in service fees, charges and other operating income of $272,000, or 23.8%, and an increase of $121,000 in the cash surrender value of life insurance. The decline in gains on sale of loans generally reflects management's decision to conservatively price originations in the current low-yield environment. This decision reduced the volume of fixed rate loans available for sale.

     GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit and insurance premiums, and other operating expenses, totaled $8.4 million for the year ended March 31, 2003, an increase of $695,000, or 9.0%, compared to fiscal 2002. The increase was primarily due to an increase of $443,000, or 10.3%, in employee compensation and benefits, an increase in other operating expense, including operating expenses previously paid for or allocated to the M.H.C., of $124,000, or 7.3%, and an increase in occupancy and equipment of $89,000, or 6.4%. The increase in employee compensation and benefits was primarily due to normal merit increases, an increase in employee benefit costs, and the hiring of additional executive staff needed for operating a fully converted, publicly traded stock company. Other operating expense increased mainly due to a reduction in deferred loan origination costs. As stated previously, the Company was strategically positioned to be less aggressive in loan pricing which slowed loan originations from $96.5 million in fiscal 2002 to $61.2 million in fiscal 2003. The increase in occupancy and equipment was mainly due to the several offices which were opened for a part year only in fiscal 2002 and in 2003 have been actively serving customers for the entire year

     FEDERAL INCOME TAXES. The provision for federal income taxes was $1.2 million for the fiscal year ended March 31, 2003, an increase of $278,000, or 29.6%, compared to fiscal 2002. The increase resulted primarily from a $1.2 million increase in pretax earnings. The effective tax rate for the fiscal year ended March 31, 2003, was 30.5%, as compared to 34.0% in 2002, mainly due to tax-free income arising from various interest-earning assets.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2002 AND MARCH 31, 2001

     GENERAL. Net earnings totaled $1.8 million for the fiscal year ended March 31, 2002, an increase of $491,000, or 36.9%, over the net earnings of $1.3 million for the fiscal year ended March 31, 2001. The increase in net earnings was due primarily to a $555,000, or 6.6%, increase in net interest income and a $612,000, or 58.6%, increase in other income, which were partially offset by an increase of $374,000, or 5.1%, in general, administrative and other expense, a $264,000, or 39.1%, increase in federal income taxes, and a $38,000, or 39.6%, increase in the provision for losses on loans.

_____________________________________ 12________________________________________

______________________________________________________________________________WS


     INTEREST INCOME. Interest income on loans totaled $19.1 million for the fiscal year ended March 31, 2002, an increase of $358,000, or 1.9%, over the $18.7 million recorded for fiscal 2001. The increase in interest income on loans was due primarily to a $7.4 million, or 3.0%, increase in the average outstanding balance to $253.1 million, which was partially offset by a decrease in the average yield of 8 basis points to 7.53% for the fiscal year ended March 31, 2002.
     Interest income on mortgage-backed securities totaled $571,000 for the fiscal year ended March 31, 2002, a decrease of $12,000, or 2.1%, from $583,000 for fiscal 2001. The decrease was primarily attributable to a decrease in the average yield of 46 basis points to 5.52%, which was partially offset by an increase in the average outstanding balance of $586,000, or 6.0%, year to year.
     Interest income on investments and interest-bearing deposits amounted to $1.7 million for the fiscal year ended March 31, 2002, a decrease of $543,000, or 24.4%, from the $2.2 million for fiscal 2001. The decrease was primarily attributable to a decrease in the average yield of 284 basis points to 3.93%, which was partially offset by an increase in the average outstanding balance of $9.9 million, or 30.1%, to $42.7 million for the fiscal year ended March 31, 2002.

     INTEREST EXPENSE. Interest expense on deposits totaled $12.1 million for the fiscal year ended March 31, 2002, a decrease of $597,000, or 4.7%, from the $12.7 million for fiscal 2001. The decrease in interest expense on deposits was primarily attributable to a decrease in the average cost of deposits of 70 basis points to 4.17% for the fiscal year ended March 31, 2002, which was partially offset by an increase in the average outstanding balance of $29.0 million, or 11.1%, to $288.9 million in fiscal 2002.
     Interest expense on borrowings totaled $293,000 for the fiscal year ended March 31, 2002, a decrease of $155,000, or 34.6%, from the $448,000 for fiscal 2001. The decrease in interest expense on borrowings was attributable to a decrease in the average cost of borrowings of 37 basis points, to 5.32% for the fiscal year ended March 31, 2002, from 5.69% for the fiscal year ended March 31, 2001, coupled with a decrease in the average outstanding balance of $2.4 million, or 30.1%, year to year.

     NET INTEREST INCOME. Net interest income totaled $9.0 million for the fiscal year ended March 31, 2002, an increase of $555,000, or 6.6%, over the $8.4 million recorded in fiscal 2001. The increase in net interest income was primarily attributable to an increase in average interest-earning assets totaling $17.9 million, or 6.2%, to $306.1 million for the fiscal year ended March 31, 2002, partially offset by a decrease in the average yield of 50 basis points to 6.96% from 7.46%. The interest rate spread increased by 20 basis points to 2.77% in fiscal 2002 from 2.57% in fiscal 2001. The net interest margin increased to 2.93% for the fiscal year ended March 31, 2002, from 2.92% for fiscal 2001.

     PROVISION FOR LOSSES ON LOANS. The Company's provision for losses on loans totaled $134,000 and $96,000 for the fiscal years ended March 31, 2002 and 2001, respectively.

     OTHER INCOME. Other income, consisting primarily of gain on sale of loans, service fees and charges on deposit accounts, increased by $612,000, or 58.6%, to $1.7 million for the fiscal year ended March 31, 2002, compared to fiscal 2001. The increase in other income was primarily attributable to an increase of $360,000, or 233.8%, in gain on sale of loans. Service fees, charges and other operating income increased by $252,000, or 28.3%, to $1.1 million for the fiscal year ended March 31, 2002, due primarily to an enhanced service fee structure implemented on deposit accounts in July 2000.

     GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $7.7 million for the fiscal year ended March 31, 2002, an increase of $374,000, or 5.1%, over the $7.3 million for fiscal 2001. The increase in general, administrative and other expense was primarily attributable to a $355,000, or 9.0%, increase in employee compensation and benefits, a $53,000, or 4.0%, increase in occupancy and equipment expense, and a $44,000, or 19.1%, increase in franchise taxes, which were partially offset by a $104,000 reduction in legal costs previously paid by Wayne Savings Bankshares, M.H.C.
     The increase in employee compensation and benefits was primarily attributable to normal merit increases, an increase in employee benefit plan costs and additional staff needed for operating a new full service branch and a new drive-through facility. The increase in occupancy and equipment expense was primarily attributable to costs incurred in the new operating facilities. The increase in franchise taxes was due to refunds received in fiscal 2001 that were not applicable to fiscal 2002.

     FEDERAL INCOME TAXES. The provision for federal income taxes was $939,000 for the fiscal year ended March 31, 2002, an increase of $264,000, or 39.1%, compared to fiscal 2001. The increase resulted primarily from a $755,000, or 37.6%, increase in pretax earnings. The effective tax rate for the fiscal year ended March 31, 2002, was 34.0%, as compared to 33.6% for fiscal 2001.

_____________________________________ 13________________________________________

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)

WS______________________________________________________________________________


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



                                                                         Year Ended March 31,
                                   ________________________________________________________________________________________________
                                                2003                             2002                             2001
                                   ______________________________   ______________________________   ______________________________
                                    Average               Average    Average               Average    Average               Average
                                    Balance    Interest    Rate      Balance    Interest    Rate      Balance    Interest    Rate
                                   _________   ________   _______   _________   ________   _______   _________   ________   _______
                                                                        (Dollars in thousands)

INTEREST-EARNING ASSETS:
Loans receivable, net1             $ 242,120   $ 16,846     6.96%   $ 253,058   $ 19,059     7.53%   $ 245,624   $ 18,701     7.61%
Mortgage-backed securities 2          39,652      1,506     3.80       10,340        571     5.52        9,754        583     5.98
Investment securities                 24,114      1,159     4.81       15,628        871     5.57       19,342      1,423     7.36
Interest-bearing deposits 3           28,804        512     1.78       27,083        808     2.98       13,481        799     5.93
                                   _________   ________   _______   _________   ________   _______   _________   ________   _______
Total interest-earning assets        334,690     20,023     5.98      306,109     21,309     6.96      288,201     21,506     7.46
Non-interest-earning assets           18,481                           17,057                           10,727
                                   _________                        _________                        _________
 Total assets                      $ 353,171                        $ 323,166                        $ 298,928
                                   =========                        =========                        =========

INTEREST-BEARING LIABILITIES:
Deposits                           $ 300,326      8,432     2.81    $ 288,882     12,055     4.17    $ 259,914     12,652     4.87
Borrowings                            17,204        737     4.28        5,505        293     5.32        7,877        448     5.69
                                   _________   ________   _______   _________   ________   _______   _________   ________   _______
Total interest-bearing
liabilities                          317,530      9,169     2.89      294,387     12,348     4.19      267,791     13,100     4.89
Non-interest-bearing liabilities       4,153                            3,159                            5,893
                                   _________                        _________                        _________
Total liabilities                    321,683                          297,546                          273,684
Stockholders' equity                  31,488                           25,620                           25,244
                                   _________                        _________                        _________
Total liabilities and
stockholders' equity               $ 353,171                        $ 323,166                        $ 298,928
                                   =========   ________             =========   ________             =========   ________
Net interest income                            $ 10,854                         $  8,961                         $  8,406
                                               ========   _______               ========   _______               ========   _______
Interest rate spread 4                                      3.09%                            2.77%                            2.57%
                                                          =======                          =======                          =======
Net yield on interest-earning
assets5                                                     3.24%                            2.93%                            2.92%
                                                          =======                          =======                          =======
Ratio of average interest-earning
assets to average interest-
bearing liabilities                                       105.40%                          103.98%                          107.62%
                                                          =======                          =======                          =======

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

_____________________________________ 14________________________________________

______________________________________________________________________________WS


RATE/VOLUME ANALYSIS

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); and (ii) changes in rate
(change in rate multiplied by old average volume). Changes in rate-volume (changes in rate multiplied by the change in average volume) have been allocated proportionately between changes in rate and changes in volume and the net change.


                                                                 Year Ended March 31,
                                       _________________________________________________________________________
                                                 2003 vs. 2002                          2002 vs. 2001
                                       __________________________________     __________________________________
                                       Increase (Decrease)                    Increase (Decrease)
                                             Due to              Total              Due to              Total
                                       ___________________      Increase      ___________________      Increase
                                       Volume        Rate      (Decrease)     Volume        Rate      (Decrease)
                                       ______      _______     __________     ______      _______     __________
                                                                     (In thousands)

Interest income attributable to:
Loans receivable                       $ (801)     $(1,412)     $(2,213)      $  534      $  (176)     $   358
Mortgage-backed securities              1,163         (228)         935           34          (46)         (12)
Other interest-earning assets             358         (366)          (8)         552       (1,095)        (543)
                                       ______      _______      _______       ______      _______      _______
Total interest-earning assets             720       (2,006)      (1,286)       1,120       (1,317)        (197)


Interest expense attributable to:
Deposits                                  461       (4,084)      (3,623)       1,328       (1,925)        (597)
Borrowings                                623         (179)         444         (128)         (27)        (155)
                                       ______      _______      _______       ______      _______      _______
Total interest-bearing liabilities      1,084       (4,263)      (3,179)       1,200       (1,952)        (752)
                                       ______      _______      _______       ______      _______      _______
Increase (decrease) in
net interest income                    $ (364)     $ 2,257      $ 1,893       $  (80)     $   635      $   555
                                       ======      =======      =======       ======      =======      =======


________________________________________________________________________________

ASSET AND LIABILITY MANAGEMENT-INTEREST RATE SENSITIVITY ANALYSIS

     The Banks, like other financial institutions, are subject to interest rate risk to the extent that their interest-earning assets reprice at a different time than their interest-bearing liabilities. As part of their effort to monitor and manage interest rate risk, the Banks use the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its interest rate sensitivity regulations. The application of NPV methodology illustrates certain aspects of the Banks' interest rate risk.
     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.
     Presented below, as of March 31, 2003 and 2002, is an analysis of the Banks' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.
     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.
     The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and

______________________________________ 15 ______________________________________

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (CON'T.)

WS______________________________________________________________________________


liabilities and by originating adjustable rate mortgage ("ARM") loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments and mortgage-backed securities. However, particularly in the lower long-term interest rate environment which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 2003. The Company has sought to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company was not successful in lengthening the maturities of its deposits in the declining interest rate environment that existed throughout fiscal 2003. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.
     The Company has an Asset-Liability Management Committee, which is responsible for reviewing the Company's asset-liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Banks have operated within the framework of their prescribed asset/liability risk ranges for each of the last three years.



                                                              As of March 31, 2003
Change in Interest                           Net Portfolio Value                          NPV as % of PV of Assets
Rates (Basis points)             $Amount           $ Change          % Change            NPV Ratio           Change
____________________             _______           ________          ________            _________           ______
                                       (In thousands)


      +300 bp                    $46,905           $ (9,213)           (16)%              12.55%            (171 bp)
      +200 bp                     52,575             (3,543)            (6)               13.73              (53 bp)
      +100 bp                     56,002               (116)           (.2)               14.37               11 bp
         0 bp                     56,118                 --             --                14.26               --
      -100 bp                     53,051             (3,067)            (6)               13.45              (81 bp)


                                                             As of March 31, 2002
Change in Interest                           Net Portfolio Value                          NPV as % of PV of Assets
Rates (Basis points)             $Amount           $ Change          % Change            NPV Ratio           Change
____________________             _______           ________          ________            _________           ______

                                       (In thousands)

      +300 bp                    $25,393           $(19,439)           (43)%               7.68%            (499 bp)
      +200 bp                     32,181            (12,651)           (28)                9.50             (317 bp)
      +100 bp                     39,069             (5,763)           (13)               11.26             (141 bp)
         0 bp                     44,832                 --             --                12.67               --
      -100 bp                     48,566              3,734              8                13.53               86 bp
      -200 bp                     48,786              3,954              9                13.53               86 bp
      -300 bp                     48,263              3,431              8                13.37               70 bp


________________________________________________________________________________

LIQUIDITY AND CAPITAL RESOURCES

The Banks' primary sources of funds are deposits, amortization of loan principal and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Banks manage the pricing of deposits to maintain a desired level of deposits and cost of funds. In addition, the Banks invest excess funds in federal funds and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other liquid assets outstanding at March 31, 2003, 2002 and 2001, amounted to $129.3 million, $67.5 million and $42.5 million, respectively. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.
     A major portion of the Banks' liquidity consists of cash and cash equivalents, which are a product of their operating, investing and financing activities. The primary sources of cash are net earnings, principal repayments on loans and mortgage-backed securities, proceeds from advances from the


______________________________________ 16 ______________________________________

______________________________________________________________________________WS


Federal Home Loan Bank, and sales of mortgage-backed securities. Liquidity management is both a daily and long-term function of business management. If the Banks require funds beyond their ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB"), which provide an additional source of funds. At March 31, 2003, the Company had $30.0 million in outstanding advances from the FHLB.
     At March 31, 2003, the Company had outstanding loan commitments of $32.3 million, including the unfunded portion of loans in process and commitments under unused lines of credit. Certificates of deposit scheduled to mature in less than one year at March 31, 2003, totaled $95.6 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

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

COMMON STOCK AND RELATED MATTERS

     The Company's common stock trades on the Nasdaq National Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's common stock during the three most recent fiscal years, together with the cash dividends declared. As stated previously, all per share amounts have been restated for the 1.5109 share exchange ratio provided for in the Company's conversion offering.

Fiscal Year Ended                                 Cash Dividends
March 31, 2003            High         Low           Declared
_________________        ______       ______      ______________

First quarter            $14.23       $13.24          $.113
Second quarter            13.51        11.75           .113
Third quarter             15.22        10.25           .113
Fourth quarter            11.55        10.67           .113

Fiscal Year Ended                                 Cash Dividends
March 31, 2002            High         Low           Declared
_________________        ______       ______      ______________

First quarter            $11.87       $ 7.48          $.113
Second quarter            13.60         9.10           .113
Third quarter             11.79         9.17           .113
Fourth quarter            14.56        10.76           .113

Fiscal Year Ended                                 Cash Dividends
March 31, 2001            High         Low           Declared
_________________        ______       ______      ______________

First quarter            $10.92       $10.18          $.106
Second quarter            10.42         9.27           .106
Third quarter             10.59         8.94           .106
Fourth quarter            11.91         8.60           .106

     As of April 30, 2003, the Company had 1,610 stockholders of record and 3,888,795 shares of common stock outstanding. This does not reflect the number of persons whose stock is in nominee or "street name" accounts through brokers.
     Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.
     The Company's primary source of funds with which to pay dividends is cash and cash equivalents held at the holding company level and dividends from the Bank. The Bank's ability to pay dividends to the Company is limited by OTS regulations, and the Bank is required to obtain OTS nonobjection to the payment of dividends to the Company. In determining whether to object to such dividends, the OTS considers whether (i) the Bank would be undercapitalized following the dividend, (ii) the dividend raises safety and soundness concerns, or (iii) the dividend violates any regulatory prohibition or policy.
     In addition to the foregoing, earnings of the Company appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment and does not contemplate any distribution that would create federal tax liability.


______________________________________ 17 ______________________________________



                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

WS______________________________________________________________________________

                                 As of March 31,
                    (Dollars in thousands, except share data)

                                                                                         2003         2002
                                                                                       ________     ________

ASSETS
Cash and due from banks                                                                $  2,967     $  2,250
Federal funds sold                                                                        8,000       15,000
Interest-bearing deposits in other financial institutions                                 6,529       10,633
                                                                                       ________     ________
  Cash and cash equivalents                                                              17,496       27,883
Investment securities available for sale - at market                                     17,036           --
Investment securities held to maturity - at amortized cost, approximate
  market value of $19,211 and $22,098 as of March 31, 2003 and 2002, respectively        18,805       22,286
Mortgage-backed securities available for sale - at market                                66,151        3,449
Mortgage-backed securities held to maturity - at amortized cost, approximate
  market value of $9,927 and $13,835 as of March 31, 2003 and 2002, respectively          9,851       13,877
Loans receivable - net                                                                  228,373      251,172
Office premises and equipment - net                                                       8,818        9,208
Real estate acquired through foreclosure                                                     --           19
Federal Home Loan Bank stock - at cost                                                    4,041        3,767
Cash surrender value of life insurance                                                    5,121           --
Accrued interest receivable on loans                                                        948        1,153
Accrued interest receivable on mortgage-backed securities                                   380           83
Accrued interest receivable on investments and interest bearing deposits                    313          250
Prepaid expenses and other assets                                                         1,532        1,688
Prepaid federal income taxes                                                                126            8
                                                                                       ________     ________
    Total assets                                                                       $378,991     $334,843
                                                                                       ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                               $300,931     $300,957
Advances from the Federal Home Loan Bank                                                 30,000        5,000
Advances by borrowers for taxes and insurance                                               712          880
Accrued interest payable                                                                    235          223
Accounts payable on mortgage loans serviced for others                                      130          116
Other liabilities                                                                         1,638          853
Deferred federal income taxes                                                               682          767
                                                                                       ________     ________
    Total liabilities                                                                   334,328      308,796
Commitments                                                                                  --           --

Stockholders' equity
  Common stock (20,000,000 shares of $.10 par value authorized; 3,888,795 shares issued and outstanding at March 31, 2003; 20,000,000 shares of $1.00 par value
    authorized with 2,640,835 shares issued at March 31, 2002)                              389        2,641
Additional paid-in capital                                                               34,208       14,444
Retained earnings - substantially restricted                                             11,830       10,121
Less required contributions for shares acquired by Employee Stock Ownership Plan         (1,612)          --
Less 70,014 shares of treasury stock at March 31, 2002 - at cost                             --       (1,181)
Accumulated other comprehensive income (loss)                                              (152)          22
                                                                                       ________     ________
    Total stockholders' equity                                                           44,663       26,047
                                                                                       ________     ________
    Total liabilities and stockholders' equity                                         $378,991     $334,843
                                                                                       ========     ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 18 ______________________________________




                      CONSOLIDATED STATEMENTS OF EARNINGS

______________________________________________________________________________WS


                          For the year ended March 31,
                   (Dollars in thousands, except share data)

                                                                     2003         2002         2001
                                                                   ________     ________     ________

Interest income:
  Loans                                                            $ 16,846     $ 19,059     $ 18,701
  Mortgage-backed securities                                          1,506          571          583
  Investment securities                                               1,159          871        1,423
  Interest-bearing deposits and other                                   512          808          799
                                                                   ________     ________     ________
    Total interest income                                            20,023       21,309       21,506

Interest expense:
  Deposits                                                            8,432       12,055       12,652
  Borrowings                                                            737          293          448
                                                                   ________     ________     ________
    Total interest expense                                            9,169       12,348       13,100
                                                                   ________     ________     ________

    Net interest income                                              10,854        8,961        8,406
Provision for losses on loans                                            91          134           96
                                                                   ________     ________     ________
    Net interest income after provision for losses on loans          10,763        8,827        8,310

Other income:
  Gain on sale of mortgage-backed securities                             26           --           --
  Gain on sale of loans                                                  81          514          154
  Increase in cash surrender value of life insurance                    121           --           --
  Service fees, charges and other operating                           1,415        1,143          891
                                                                   ________     ________     ________
    Total other income                                                1,643        1,657        1,045

General, administrative and other expense:
  Employee compensation and benefits                                  4,755        4,312        3,957
  Occupancy and equipment                                             1,477        1,388        1,335
  Federal deposit insurance premiums                                     51           46           86
  Franchise taxes                                                       308          274          230
  Other operating                                                     1,826        1,667        1,590
  Operating expenses previously paid by or allocated to M.H.C.           --           35          150
                                                                   ________     ________     ________
    Total general, administrative and other expense                   8,417        7,722        7,348
                                                                   ________     ________     ________
    Earnings before incomes taxes                                     3,989        2,762        2,007

Federal incomes taxes:
  Current                                                             1,210          620          640
  Deferred                                                                7          319           35
                                                                   ________     ________     ________
    Total federal income taxes                                        1,217          939          675
                                                                   ________     ________     ________
    NET EARNINGS                                                   $  2,772     $  1,823     $  1,332
                                                                   ========     ========     ========
    Basic earnings per share                                       $    .71     $    .47     $    .34
                                                                   ========     ========     ========
    Diluted earnings per share                                     $    .71     $    .47     $    .34
                                                                   ========     ========     ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 19 ______________________________________



                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

WS______________________________________________________________________________

                          For the year ended March 31,
                                 (In thousands)

                                                                                         2003        2002        2001
                                                                                        _______     _______     _______

Net earnings                                                                            $ 2,772     $ 1,823     $ 1,332
Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
    during the year, net of taxes (benefits) of $59, $(6), and $36                          118         (11)         69
  Reclassification adjustment for realized gains included in earnings, net of taxes
    of $9 for the year ended March 31, 2003                                                 (17)         --          --
Minimum pension liability adjustment, net of taxes of $142                                 (275)         --          --
                                                                                        _______     _______     _______
Comprehensive income                                                                    $ 2,598     $ 1,812     $ 1,401
                                                                                        =======     =======     =======

Accumulated comprehensive income (loss)                                                 $  (152)    $    22     $    33
                                                                                        =======     =======     =======



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 20 ______________________________________



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

______________________________________________________________________________WS


               For the years ended March 31, 2003, 2002, and 2001
                   (Dollars in thousands, except share data)

                                                                                                           Other
                                                                                                           compre-     Total
                                                     Additional                   Shares      Treasury     hensive     stock-
                                          Common      paid-in       Retained     acquired     stock -      income      holders'
                                          stock       capital       earnings     by ESOP      at cost      (loss)      equity
                                          ______     __________     ________     ________     ________     _______     ________

Balance at April 1, 2000                  $2,632      $14,393       $  8,618     $     --     $  (645)     $  (36)     $ 24,962

Stock options exercised                        7           43             --           --          --          --            50

Net earnings for the year ended
  March 31, 2001                              --           --          1,332           --          --          --         1,332

Cash dividends of $.42 per share              --           --           (800)          --          --          --          (800)

Purchase of treasury shares - at cost         --           --             --           --        (358)         --          (358)

Unrealized gains on securities
  designated as available for sale,
  net of related tax effects                  --           --             --           --          --          69            69
                                          ______     __________     ________     ________     ________     _______     ________
Balance at March 31, 2001                  2,639       14,436          9,150           --      (1,003)         33        25,255


Stock options exercised                        2            8             --           --          --          --            10

Net earnings for the year ended
  March 31, 2002                              --           --          1,823           --          --          --         1,823

Cash dividends of $.45 per share              --           --           (852)          --          --          --          (852)

Purchase of treasury shares - at cost         --           --             --           --        (178)         --          (178)

Unrealized losses on securities
  designated as available for sale,
  net of related tax effects                  --           --             --           --          --         (11)          (11)
                                          ______     __________     ________     ________     ________     _______     ________
Balance at March 31, 2002                  2,641       14,444         10,121           --      (1,181)         22        26,047


Stock options exercised                        3           13             --           --          --          --            16

Reorganization and related common
  stock offering - net                    (2,255)      19,751             --       (1,612)      1,181          --        17,065

Net earnings for the year
  ended March 31, 2003                        --           --          2,772           --          --          --         2,772

Dividends declared of $.45 per share          --           --         (1,063)          --          --          --        (1,063)

Minimum pension liability adjustment,
  net of related tax effects                  --           --             --           --          --        (275)         (275)

Unrealized gains on securities
  designated as available for sale,
  net of related tax effects                  --           --             --           --          --         101           101
                                          ______     __________     ________     ________     ________     _______     ________
Balance at March 31, 2003                 $  389      $34,208       $ 11,830     $ (1,612)    $    --      $ (152)     $ 44,663
                                          ======     ==========     ========     ========     ========     ======      ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 21 ______________________________________



                     CONSOLIDATED STATEMENTS OF CASH FLOWS

WS______________________________________________________________________________

                          For the year ended March 31,
                                 (In thousands)
                                                                             2003         2002         2001
                                                                           ________     ________     _________

Cash flows provided by (used in) operating activities:
  Net earnings for the year                                                $  2,772     $  1,823     $   1,332
Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
  Amortization of discounts and premiums on loans,
    investments and mortgage-backed securities-- net                            480           (3)          (16)
  Amortization of deferred loan origination fees                               (460)        (432)         (161)
  Depreciation and amortization                                                 555          590           555
  Gain on sale of loans                                                         (57)        (241)          (62)
  Gain on sale of mortgage-backed securities available for sale                 (26)          --            --
  Proceeds from sale of loans in the secondary market                         4,055       27,371         9,247
  Loans originated for sale in the secondary market                          (2,615)     (26,269)       (9,729)
  Provision for losses on loans                                                  91          134            96
  Federal Home Loan Bank stock dividends                                       (177)        (219)         (247)
  Increase (decrease) in cash due to changes in:
    Accrued interest receivable on loans                                        205          175           (73)
    Accrued interest receivable on mortgage-backed securities                  (297)         (41)           18
    Accrued interest receivable on investments
      and interest-bearing deposits                                             (63)         (39)          143
    Prepaid expenses and other assets                                           167         (403)         (272)
    Accrued interest payable                                                     12          (22)           17
    Accounts payable on mortgage loans serviced for others                       14         (118)          134
    Other liabilities                                                           136          (65)          282
    Federal income taxes
      Current                                                                  (120)          55           217
      Deferred                                                                    7          319            35
                                                                           ________     ________     _________
        Net cash provided by operating activities                             4,679        2,615         1,516

Cash flows provided by (used in) investing activities:
  Purchase of investment securities held to maturity                        (13,953)     (16,250)       (2,477)
  Purchase of investment securities designated as available for sale        (25,649)          --            --
  Proceeds from maturity of investment securities held to maturity           17,420        7,617        12,069
  Proceeds from maturity of investments securities designated
    as available for sale                                                     8,573           --            --
  Purchase of mortgage-backed securities held to maturity                    (3,545)     (12,108)       (2,025)
  Purchase of mortgage-backed securities designated available for sale      (73,897)      (2,047)           --
  Principal repayments on mortgage-backed securities held to maturity         7,368        3,894         3,344
  Principal repayments on mortgage-backed securities
    designated as available for sale                                          6,596        1,482           653
  Proceeds from sale of mortgage-backed securities                            4,594           --            --
  Loan principal repayments                                                  80,362       66,077        56,485
  Loan disbursements                                                        (58,616)     (70,239)      (65,986)
  Purchase of office premises and equipment                                    (165)      (1,018)       (1,115)
  Purchase of bank-owned life insurance                                      (5,000)          --            --
  Increase in cash surrender value of life insurance                           (121)          --            --
  Proceeds from sale of land and other real estate                                8           12           249
  (Increase) decrease in certificates of deposit in other
    financial institutions                                                       --        5,700        (1,700)
  Purchase of Federal Home Loan Bank stock                                      (97)         (38)         (103)
                                                                           ________     ________     _________
    Net cash used in investing activities                                   (56,122)     (16,918)         (606)
                                                                           ________     ________     _________
    Net cash provided by (used in) operating and investing activities
      (balance carried forward)                                             (51,443)     (14,303)          910
                                                                           ________     ________     _________



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 22 ______________________________________

______________________________________________________________________________WS



                          For the year ended March 31,
                                 (In thousands)

                                                                             2003         2002         2001
                                                                           ________     ________     _________

    Net cash provided by (used in) operating and investing activities
      (balance brought forward)                                            $(51,443)    $(14,303)    $     910

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                   (26)      23,251        12,754
  Proceeds from Federal Home Loan Bank advances                              25,000        5,000        11,000
  Repayments of Federal Home Loan Bank advances                                  --       (6,000)      (17,000)
  Advances by borrowers for taxes and insurance                                (168)          53            50
  Reorganization and cash proceeds from related
    common stock offering - net                                              17,065           --            --
  Dividends paid on common stock                                               (831)        (852)         (800)
  Proceeds from exercise of stock options                                        16           10            50
  Purchase of treasury shares - at cost                                          --         (178)         (358)
                                                                           ________     ________     _________
    Net cash provided by financing activities                                41,056       21,284         5,696
                                                                           ________     ________     _________
Net increase (decrease) in cash and cash equivalents                        (10,387)       6,981         6,606
Cash and cash equivalents at beginning of year                               27,883       20,902        14,296
                                                                           ________     ________     _________
Cash and cash equivalents at end of year                                   $ 17,496     $ 27,883     $  20,902
                                                                           ========     ========     =========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                   $  1,083     $    637     $     490

    Interest on deposits and borrowings                                    $  9,157     $ 12,370     $  13,083

Supplemental disclosure of noncash investing and financing activities:
  Transfers from loans to real estate acquired through foreclosure               --     $     --     $      98

  Issuance of mortgage loan upon sale of impaired loan                     $    450     $     93     $      50

  Unrealized gains (losses) on securities designated as available for
    sale, net of related tax effects                                       $    101     $    (11)    $      69

  Minimum pension liability adjustment,
    net of related tax effects                                             $    275     $     --     $      --

  Recognition of mortgage servicing rights
    in accordance with SFAS No. 140                                        $     24     $    273     $      92

  Dividends payable                                                        $    232     $    208     $     200
                                                                           ========     ========     =========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

______________________________________ 23 ______________________________________

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


              NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Wayne Savings Community Bank ("Wayne Savings" or the "Bank"). Prior to the fiscal year ended March 31, 2003, a majority (52.5%) of the Company's shares were owned by Wayne Savings Bankshares M.H.C. ("Bankshares," "parent" or "M.H.C."), a mutual holding company, as defined under Office of Thrift Supervision ("OTS") regulations. On January 8, 2003, the Company completed a reorganization and related common stock offering which culminated with the M.H.C. merging with and into the Bank in a manner similar to a pooling-of-interests. In fiscal 1999, Bankshares and Wayne Savings formed a new federal savings bank subsidiary of Wayne Savings in North Canton, Ohio, Village Savings Bank, F. S. B. ("Village"), hereinafter collectively referred to as "the Banks." Intercompany transactions and balances are eliminated in the consolidated financial statements.
     The Banks conduct a general banking business in north central Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Banks' profitability is significantly dependent on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.
     The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.
     The following is a summary of the Company's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements.

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

2.  LOANS RECEIVABLE

     Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses, and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.
     Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.
     The Banks recognize rights to service mortgage loans for others pursuant to SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.
     The Banks recognized $24,000, $273,000 and $92,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 2003, 2002 and 2001, respectively.
     SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Banks, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float,


______________________________________ 24 ______________________________________
net interest earned on escrows, miscellaneous income and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.
     The Banks recorded amortization related to mortgage servicing rights totaling approximately $164,000, $109,000 and $52,000 for the years ended March 31, 2003, 2002 and 2001, respectively. At March 31, 2003 and 2002, the carrying value of the Banks' mortgage servicing rights, which approximated fair value, totaled $381,000 and $521,000, respectively.
     Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. There were no loans identified as held for sale at either March 31, 2003, or March 31, 2002.

3.  LOAN ORIGINATION FEES

     The Banks account for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Banks' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

4.  ALLOWANCE FOR LOAN LOSSES

     It is the Banks' policy to provide valuation allowances for losses inherent within the loan portfolio that are both probable and can be reasonably estimated. When the collection of a loan becomes doubtful, or otherwise troubled, the Banks record a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).
     The Banks account for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.
     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Banks consider investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Banks' investment in multi-family, commercial and nonresidential loans, and the evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.
     It is the Banks' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans are evaluated for impairment at the time it becomes possible that the Banks will not collect all contractual amounts due. Generally, this analysis is performed before a loan becomes ninety days delinquent.
     Information with respect to loans defined as impaired under SFAS No. 114 is summarized below:

                                                       2003       2002      2001
                                                      ______     ______     ____
                                 (In thousands)

Investment in impaired loans                          $1,811     $3,012     $645
Impaired loans with no measurement of loss             1,811      2,493      645
Impaired loans with measurement of loss                   --        519       --
Allocated allowance for loan losses                       --        105       --
Average impaired loans                                 2,412      1,829      793
Charge-off of principal related to impaired loans         84         --      172

     During the time a loan is deemed impaired, the Company records interest income using the cash method of accounting. Interest income on impaired loans totaled approximately $24,000, $233,000 and $71,000 for the fiscal years ended March 31, 2003, 2002 and 2001.

5. OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the remaining useful lives of the assets, estimated to be


______________________________________ 25 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


twenty to fifty-five years for buildings and improvements, five to ten years for furniture and equipment, ten to twenty years for leasehold improvements, and forty years for safe deposit boxes. An accelerated method is used for tax reporting purposes.

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

8. EARNINGS PER SHARE

     Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year, restated for the effects of the Company's reorganization and related stock offering. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. For each of the years presented, there were no shares excluded from the diluted earnings per share calculation because the related options were anti-dilutive. The computations are as follows:

                                           2003          2002          2001
                                         _________     _________     _________

Weighted-average common shares
  outstanding (basic)                    3,887,881     3,884,253     3,923,436
Dilutive effect of assumed
  exercise of stock options                 14,196        16,372        17,756
                                         _________     _________     _________
Weighted-average common shares
  outstanding  (diluted)                 3,902,077     3,900,625     3,941,192
                                         =========     =========     =========
9. STOCK OPTION PLANS

     The Company has an incentive Stock Option Plan that provided for the issuance of 196,390 adjusted shares of authorized, but unissued shares of common stock. The Company also has a non-incentive Stock Option Plan that provided for the issuance of 82,223 shares of authorized, but unissued shares of common stock.
     The Company accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which provides a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25.
     In accordance with APB Opinion No. 25, no compensation cost has been recognized for the plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method


______________________________________ 26 ______________________________________

______________________________________________________________________________WS


utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reported in the manner presented below:

                                        2003      2002     2001
                                       ______    ______   ______

Net earnings                           $2,772    $1,823   $1,332
  Stock-based compensation,
    net of tax                            (21)       --       --
                                       ______    ______   ______
  Pro forma net earnings               $2,751    $1,823   $1,332
                                       ======    ======   ======
Earnings per share
  Basic                                $  .71    $  .47   $  .34
  Stock-based compensation,
    net of tax                             --        --       --
                                       ______    ______   ______
  Pro forma earnings per share         $  .71    $  .47   $  .34
                                       ======    ======   ======
  Diluted                              $  .71    $  .47   $  .34
  Stock-based compensation,
    net of tax                           (.01)       --       --
                                       ______    ______   ______
  Pro forma earnings per share         $  .70    $  .47   $  .34
                                       ======    ======   ======

The following information applies to options outstanding at March 31, 2003:

Number outstanding                                     18,543
Range of exercise prices                               $3.31
Number outstanding                                     10,123
Range of exercise prices                               $11.67
Weighted-average exercise price                        $6.26
Weighted-average remaining contractual life            3.52

     At March 31, 2003, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in fiscal 2004.
     A summary of the status of the Company's stock option plans as of March 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:



                                            2003                    2002                    2001
                                     ___________________     ___________________     ___________________
                                                Exercise                Exercise                 Exercise
                                     Shares      Price       Shares      Price       Shares       Price
                                     ______     ________     ______     ________     ______     ________

Outstanding at beginning of year     23,378      $ 3.31      26,400      $3.31       41,787       $3.31
Granted                              10,123       11.67          --         --           --          --
Exercised                            (4,835)       3.31      (3,022)      3.31      (11,936)       3.31
Forfeited                                --          --          --         --       (3,451)       3.31
                                     ______     ________     ______     ________     ______     ________
Outstanding at end of year           28,666      $ 6.26      23,378      $3.31       26,400       $3.31
                                     ======     ========     ======     ========     ======     ========
Options exercisable at year-end      28,666      $ 6.26      23,378      $3.31       26,400       $3.31
                                     ======     ========     ======     ========     ======     ========
Fair value of options granted                    $ 3.17                     --                       --
                                                ========                ========                ========


________________________________________________________________________________

10. CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than three months.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.
     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.
     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 2003 and 2002:

     CASH  AND  CASH   EQUIVALENTS:   The  carrying  amounts  presented  in  the
     consolidated   statements   of  financial   condition  for  cash  and  cash
     equivalents are deemed to approximate fair value.

     INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

     INVESTMENT   AND   MORTGAGE-BACKED    SECURITIES:    For   investment   and
     mortgage-backed securities, fair value is deemed to equal the quoted market price.


______________________________________ 27 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


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

     COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                       2003                      2002
                                __________________        _____________________
                                Carrying      Fair        Carrying      Fair
                                 value        value        value        value
                                ________     ________     ________     ________
                                   (In thousands)
Financial assets
  Cash and cash equivalents
    and interest-bearing
    deposits                    $ 17,496     $ 17,496     $ 27,883     $ 27,883
  Investment
    securities                    35,841       36,247       22,286       22,098
  Mortgage-backed
    securities                    76,002       76,078       17,326       17,284
  Loans receivable               228,373      236,633      251,172      253,233
  Federal Home Loan
    Bank stock                     4,041        4,041        3,767        3,767
                                ________     ________     ________     ________
                                $361,753     $370,495     $322,434     $324,265
                                ========     ========     ========     ========
Financial liabilities
  Deposits                      $300,931     $303,316     $300,957     $301,292
  Advances from the
    Federal Home
    Loan Bank                     30,000       30,515        5,000        5,025
  Advances by
    borrowers for taxes
    and insurance                    712          712          880          880
                                ________     ________     ________     ________
                                $331,643     $334,543     $306,837     $307,197
                                ========     ========     ========     ========

12. ADVERTISING

     Advertising costs are expensed when incurred. The Company's advertising expense totaled $151,000, $136,000 and $106,000 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

13. IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition or results of operations.
     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to


______________________________________ 28 ______________________________________

______________________________________________________________________________WS


the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Company's consolidated financial position or results of operations.
     In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees,
Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing a guarantee. Financial letters of credit require the Company to make payment in the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Company to record an initial liability generally equal to the fees received for these letters of credit, when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to letters of credit the Company issues or modifies subsequent to December 31, 2002. The Company adopted FIN 45 in fiscal 2003, without material effect on its financial statements.
     The Company defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amount of future payments of these letters of credit as of March 31, 2003 totaled $5,000. Amounts due under these letters of credit would be reduced by any proceeds that the Company would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.
     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN 46 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

14. RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the March 31, 2003 consolidated financial statement presentation.

             NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                           March 31, 2003
                         __________________________________________________
                                        Gross         Gross       Estimated
                         Amortized    unrealized    unrealized      fair
                           cost         gains         losses        value
                         _________    __________    __________    _________
                                           (In thousands)

Held-to-maturity
Corporate bonds
  and notes               $10,587       $ 218         $  22        $10,783
U.S. Government and
  agency obligations        8,093         201             4          8,290
Municipal obligations         125          13            --            138
                          _______       _____         _____        _______
                          $18,805       $ 432         $  26        $19,211
                          =======       =====         =====        =======
Available for sale
Mutual funds              $10,009       $  --         $  --        $10,009
Corporate bonds
  and notes                 1,534          --             3          1,531
U.S. Government and
  agency obligations        2,022          --             3          2,019
Municipal obligations       3,499          10            32          3,477
                          _______       _____         _____        _______
                          $17,064       $  10         $  38        $17,036
                          =======       =====         =====        =======


                                           March 31, 2002
                         __________________________________________________
                                        Gross         Gross       Estimated
                         Amortized    unrealized    unrealized      fair
                           cost         gains         losses        value
                         _________    __________    __________    _________
                                           (In thousands)

Held-to-maturity
Corporate bonds
  and notes               $ 2,998       $  53         $  --        $ 3,051
U.S. Government and
  agency obligations       19,152          56           304         18,904
Municipal obligations         136           7            --            143
                          _______       _____         _____        _______
                          $22,286       $ 116         $ 304        $22,098
                          =======       =====         =====        =======


______________________________________ 29 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


     The amortized cost and estimated fair value of investment securities at March 31, 2003, by term to maturity are shown below.

                                   Amortized     Estimated
                                     cost        fair value
                                   _________     __________
                                        (In thousands)

Held-to-maturity
Due in one year or less             $ 1,500       $ 1,522
Due within one to three years         9,104         9,467
Due within three to five years        6,983         6,995
Due in over five years                1,218         1,227
                                    _______       _______
                                    $18,805       $19,211
                                    =======       =======
Available for sale
Due in one year or less             $12,044       $12,038
Due within one to three years           515           515
Due within three to five years        1,006         1,006
Due in over five years                3,499         3,477
                                    _______       _______
                                    $17,064       $17,036
                                    =======       =======

     The Company had pledged $3.1 million and $2.3 million in investment securities to secure public deposits at March 31, 2003 and 2002, respectively.
     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at March 31, 2003 and 2002, including those designated as available for sale, are summarized as follows:

                                                     2003
                              __________________________________________________
                                             Gross         Gross       Estimated
                              Amortized    unrealized    unrealized      fair
                                cost         gains         losses        value
                              _________    __________    __________    _________
                                                (In thousands)
Held-to-maturity
  Federal Home Loan
    Mortgage Corporation
    participation certificates $ 2,976       $  19          $  4        $ 2,991
  Government National
    Mortgage Association
    participation certificates   2,800          32            --          2,832
  Federal National
    Mortgage Association
    participation certificates   4,075          29            --          4,104
                               _______       _____          ____        _______
                               $ 9,851       $  80          $  4        $ 9,927
                               =======       =====          ====        =======
Available for sale
  Federal Home Loan
    Mortgage Corporation
    participation certificates $20,403       $ 120          $ --        $20,523
  Government National
    Mortgage Association
    participation certificates   1,898          23            --          1,921
  Federal National
    Mortgage Association
    participation certificates  43,636         150            79         43,707
                               _______       _____          ____        _______
                               $65,937       $ 293          $ 79        $66,151
                               =======       =====          ====        =======


                                                     2002
                              __________________________________________________
                                             Gross         Gross       Estimated
                              Amortized    unrealized    unrealized      fair
                                cost         gains         losses        value
                              _________    __________    __________    _________
                                                (In thousands)
Held-to-maturity
  Federal Home Loan
    Mortgage Corporation
    participation certificates $ 4,452       $  --          $ 45        $ 4,407
  Government National
    Mortgage Association
    participation certificates   2,558          16            12          2,562
  Federal National
    Mortgage Association
    participation certificates   6,867          29            30          6,866
                               _______       _____          ____        _______
                               $13,877       $  45          $ 87        $13,835
                               =======       =====          ====        =======
Available for sale
  Federal Home Loan
    Mortgage Corporation
    participation certificates $ 1,687       $  25          $  5        $ 1,707
  Government National
    Mortgage Association
    participation certificates      55           9            --             64
  Federal National
    Mortgage Association
    participation certificates   1,674          20            16          1,678
                               _______       _____          ____        _______
                               $ 3,416       $  54          $ 21        $ 3,449
                               =======       =====          ====        =======


     The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 2003, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                               March 31, 2003
                               Amortized Cost
                               (In thousands)
Held-to-maturity
  Due within three years          $    270
  Due after three years              9,581
                                  ________
                                  $  9,851
                                  ========
Available for sale
  Due within three years          $  1,301
  Due after three years             64,636
                                  ________
                                  $ 65,937
                                  ========


______________________________________ 30 ______________________________________

______________________________________________________________________________WS


                           NOTE C -- LOANS RECEIVABLE

     The composition of the loan portfolio at March 31 is as follows:




                                                2003         2002
                                              --------     --------
                                                 (In Thousands)
Residential real estate - 1 to 4 family       $200,764     $220,145
Residential real estate - multi-family           8,512        7,368
Residential real estate - construction           3,548        8,728
Nonresidential real estate and land              8,211        9,725
Commercial                                       7,427        5,832
Consumer and other                               3,892        6,096
                                              ________     ________
                                               232,354      257,894
Less:
  Undisbursed portion of loans in process        2,244        4,616
  Deferred loan origination fees                 1,059        1,376
  Allowance for loan losses                        678          730
                                              ________     ________
                                              $228,373     $251,172
                                              ========     ========


     As depicted above, the Banks' lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $210.6 million, or 92%, of the total loan portfolio at March 31, 2003, and $231.6 million, or 92%, of the total loan portfolio at March 31, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Banks, as with any lending institution, are subject to the risk that real estate values could deteriorate in their primary lending areas of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.
     As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $47.9 million, $60.6 million and $47.1 million at March 31, 2003, 2002 and 2001, respectively.
     In the normal course of business, the Banks have made loans to their directors, officers and their related business interests. Related party loans are made on the same terms that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $2.6 million, $2.7 million and $2.5 million at March 31, 2003, 2002 and 2001, respectively. During fiscal 2003, the Company disbursed $190,000 of loans to officers and directors and received principal repayments of $250,000. At March 31, 2003, $2.1 million of the related party loans was a nonresidential real estate loan.

                       NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                    2003         2002     2001
                                   _____        _____    _____
                                           (In thousands)

Balance at beginning of year       $ 730         $655     $793
Provision for losses on loans         91          134       96
Charge-offs of loans                (158)         (63)    (240)
Recovery of loans previously
  charged off                         15            4        6
                                   _____         ____     ____
Balance at end of year             $ 678         $730     $655
                                   =====         ====     ====


     As of March 31, 2003, the Banks' allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.
     Nonaccrual, nonperforming and impaired loans totaled approximately $2.5 million, $3.8 million and $1.2 million at March 31, 2003, 2002 and 2001, respectively.
     During the years ended March 31, 2003, 2002 and 2001, interest income of approximately $208,000, $99,000 and $12,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                     NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment at March 31 are comprised of the following:

                                         2003         2002
                                        _______     _______
                                          (In thousands)

Land and improvements                   $ 1,643     $ 1,617
Office buildings and improvements         6,583       6,439
Furniture, fixtures and equipment         3,112       4,452
Leasehold improvements                      356         354
                                        _______     _______
                                         11,694      12,862
Less accumulated depreciation
  and amortization                        2,876       3,654
                                        _______     _______
                                        $ 8,818     $ 9,208
                                        =======     =======


______________________________________ 31 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


                                NOTE F - DEPOSITS

     Deposits consist of the following major classifications at March 31:

                                        2003           2002
                                      ________       ________
DEPOSIT TYPE AND WEIGHTED-                (In thousands)
AVERAGE INTEREST RATE

NOW accounts
  2003 - .56%                         $ 39,982
  2002 - .96%                                        $ 38,396
Passbook
  2003 - 1.05%                          84,478
  2002 - 2.25%                                         77,485
Money Market Investor
  2003 - 1.20%                          13,647
  2002 - 2.13%                                         11,809
                                      ________       ________
Total demand, transaction and
  passbook deposits                    138,107        127,690

Certificates of deposit
  Original maturities of:
  Less than 12 months
    2003 - 1.66%                        19,400
    2002 - 3.09%                                       28,497
  12 months to 24 months
    2003 - 2.44%                        53,755
    2002 - 4.74%                                       81,005
  25 months to 36 months
    2003 - 3.92%                        15,870
    2002 - 4.57%                                        9,628
  More than 36 months
    2003 - 4.75%                        35,184
    2002 - 5.15%                                       11,843
  Jumbo
    2003 - 4.04%                        38,615
    2002 - 5.30%                                       42,294
                                      ________       ________
Total certificates of deposit          162,824        173,267
                                      ________       ________
Total deposit accounts                $300,931       $300,957
                                      ========       ========

     At March 31, 2003 and 2002, the Banks had certificates of deposit with balances in excess of $100,000 totaling $48.7 million and $55.5 million, respectively.

     Interest expense on deposits for the years ended March 31 is summarized as follows:

                              2003        2002        2001
                             ______     _______     _______
                                    (In thousands)

Passbook                     $1,474     $ 1,674     $ 1,642
NOW and money market
  deposit accounts              540         771         875
Certificates of deposit       6,418       9,610      10,135
                             ______     _______     _______
                             $8,432     $12,055     $12,652
                             ======     =======     =======

     Maturities  of  outstanding   certificates  of  deposit  at  March  31  are
summarized as follows:

                                         2003        2002
                                       ________    ________
                                          (In thousands)

Less than one year                     $ 95,625    $142,486
One to three years                       34,396      22,282
Over three years                         32,803       8,499
                                       ________    ________
                                       $162,824    $173,267
                                       ========    ========

               NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at March 31, 2003 and 2002 by pledges of certain residential mortgage loans totaling $37.5 million and $6.3 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

  Interest        Maturing in year
    rate          ending March 31,       2003        2002
_____________     ________________     _______     _______
                     (Dollars in thousands)

5.07% - 5.29%        2005              $ 5,000     $ 5,000
3.13% - 3.36%        2007                7,500          --
3.51% - 3.61%        2008                5,000          --
4.01% - 4.87%        2009 and
                     thereafter         12,500          --
                                        -------      -----
                                       $30,000     $ 5,000
                                        ======       =====
Weighted-average interest rate            4.15%       5.24%
                                        ======       =====

______________________________________ 32 ______________________________________

______________________________________________________________________________WS


                          NOTE H - FEDERAL INCOME TAXES

     The effective tax rates were 30.5%, 34.0% and 33.6% for the fiscal years ended March 31, 2003, 2002 and 2001, respectively. The decrease in the effective tax rate for fiscal 2003 was primarily due to tax-free income arising from various interest-earning assets.
     The composition of the Company's net deferred tax liability at March 31 is as follows:

                                                2003         2002
                                               _______      _______
                                                  (In thousands)
Taxes (payable) refundable on
temporary differences at
statutory rate:
  Deferred tax assets
    Deferred loan origination fees             $    --      $    72
    General loan loss allowance                    231          286
    Pension expense                                184           20
    Reserve for uncollected interest                71           34
    Real estate acquired through
      foreclosure                                   38           38
    Other                                           69            8
                                               _______      _______
    Deferred tax assets                            593          458
                                               _______      _______
  Deferred tax liabilities
    Federal Home Loan Bank
      stock dividends                             (882)        (822)
    Book/tax depreciation differences             (156)        (157)
    Deferred loan origination costs                (33)          --
    Unrealized gains on securities
      designated as available for sale             (63)         (11)
    Tax bad debt reserve                           (11)         (44)
    Mortgage servicing rights                     (130)        (191)
                                               _______      _______
    Deferred tax liabilities                    (1,275)      (1,225)
                                               _______      _______
Total deferred tax liability                   $  (682)     $  (767)
                                               =======      =======

     Prior to fiscal 1997, Wayne Savings was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This cumulative percentage of earnings bad debt deduction totaled approximately $2.7 million as of March 31, 2003. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $918,000 at March 31, 2003. Wayne Savings is required to recapture as taxable income approximately $200,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. Wayne Savings has provided deferred taxes for this amount and is amortizing the recapture of the bad debt reserve in taxable income over a six-year period, which commenced in fiscal 1999.
     At March 31, 2003, the Company's tax return for the year ended March 31, 1999, was under examination. The Company does not expect any material adverse adjustments as a result of the examination.

                              NOTE I - COMMITMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.
     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.
     At March 31, 2003, the Company had total outstanding commitments of approximately $4.0 million to originate loans, of which $2.8 million were comprised of fixed-rate loans at rates ranging from 5.13% to 7.25% and $1.2 million were comprised of adjustable-rate loans at rates ranging from 4.38% to 5.50%. The Company had unused lines of credit outstanding under home equity loans $17.1 million and $13.9 million at March 31, 2003 and 2002. The Company had unused lines of credit outstanding under credit cards of $4.7 million and $4.6 million at March 31, 2003 and 2002, respectively. Additionally, the Company had unused lines of credit under commercial loans of $4.3 million and $4.0 million at March 31, 2003 and 2002. At March 31, 2003 and 2002, the Company had outstanding commitments to purchase $2.0 million and $1.5 million of mortgage-backed securities, respectively. Management believes that all loan and mortgage-backed security commitments at March 31, 2003, are able to be funded through cash flow from operations and existing excess liquidity.
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment


______________________________________ 33 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001


amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally includes a mortgage interest in real estate as security.
     The Company leases certain branch banking facilities under operating leases. The minimum annual lease payments over the initial lease term are as follows:

Fiscal year ended           (In thousands)
_________________           ______________

   2004                          $ 73
   2005                            73
   2006                            73
   2007                            97
   Thereafter                      97
                                  ---
   Total                         $413
                                  ===

     The Company incurred rental expense under operating leases totaling approximately $68,000, $66,000 and $30,000 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.
     There were no material contingent liabilities at March 31, 2003 or 2002.

                           NOTE J - REGULATORY CAPITAL

     The Banks are subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory -and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their statement of financial condition by a defined risk-weighting factor, e.g. one- to four-family residential loans carry a risk-weighted factor of 50%.
     As of March 31, 2003, management believes that the Banks met all capital adequacy requirements to which they were subject. As of the most recent examination date, the Banks were advised by the OTS that they met the definition of "well capitalized" institutions.
     The Banks' management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.
     The Banks are subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Banks' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year, plus the two preceding years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of the limitation.
     Regulations of the OTS governing mutual holding companies permitted Wayne Savings Bankshares M.H.C. (the "M.H.C.") to waive the receipt by it of any dividend declared by the Company or the Bank on the common stock, provided that the OTS does not object to such waiver. The M.H.C. accepted dividends totalling $25,000, $260,000 (of which $258,000 was treated as an offset to previously allocated M.H.C. costs) and $75,000 during fiscal years 2002, 2001 and 2000, respectively. For the fiscal year ended March 31, 2003, the M.H.C. waived its share of all dividends declared on the common stock. Total dividends waived by the M.H.C. through the date of conversion amounted to $6.2 million.


______________________________________ 34 ______________________________________

______________________________________________________________________________WS



                WAYNE SAVINGS COMMUNITY BANK AS OF MARCH 31, 2003
                             (Dollars in thousands)

                                                                                                        Required to be "well-
                                                              Required for capital                    capitalized" under prompt
                                   Actual                      adequacy purposes                     corrective action provisions
                             ___________________         _______________________________             ____________________________
                             Amount        Ratio         Amount                    Ratio             Amount            Ratio

Tangible capital             $38,069       10.2%         >$ 5,604                  >1.5%             >$ 18,680         > 5.0%
Core capital                 $38,069       10.2%         >$14,944                  >4.0%             >$ 22,416         > 6.0%
Risk-based capital           $38,748       20.2%         >$15,353                  >8.0%             >$ 19,191         >10.0%


                WAYNE SAVINGS COMMUNITY BANK AS OF MARCH 31, 2002
                             (Dollars in thousands)
                                                                                                     Required to be "well-
                                                              Required for capital                    capitalized" under prompt
                                   Actual                      adequacy purposes                     corrective action provisions
                             ___________________         _______________________________             ____________________________
                             Amount        Ratio         Amount                    Ratio             Amount            Ratio
Tangible capital             $26,063        7.8%         >$ 5,021                  >1.5%             >$ 16,736         > 5.0%
Core capital                 $26,063        7.8%         >$13,389                  >4.0%             >$ 20,083         > 6.0%
Risk-based capital           $26,793       14.2%         >$15,108                  >8.0%             >$ 18,885         >10.0%

________________________________________________________________________________


                VILLAGE SAVINGS BANK, F.S.B. AS OF MARCH 31, 2003
                             (Dollars in thousands)
                                                                                                    Required to be "well-
                                                              Required for capital                    capitalized" under prompt
                                   Actual                      adequacy purposes                     corrective action provisions
                             ___________________         _______________________________             ____________________________
                             Amount        Ratio         Amount                    Ratio             Amount            Ratio
Tangible capital              $5,311       10.5%         >$   759                  >1.5%             >$  2,529         > 5.0%
Core capital                  $5,311       10.5%         >$ 2,023                  >4.0%             >$  3,034         > 6.0%
Risk-based capital            $5,358       28.7%         >$ 1,471                  >8.0%             >$  1,839         >10.0%


                VILLAGE SAVINGS BANK, F.S.B. AS OF MARCH 31, 2002
                             (Dollars in thousands)
                                                                                                    Required to be "well-
                                                              Required for capital                    capitalized" under prompt
                                   Actual                      adequacy purposes                     corrective action provisions
                             ___________________         _______________________________             ____________________________
                             Amount        Ratio         Amount                    Ratio             Amount            Ratio
Tangible capital              $2,865        7.0%         >$   614                  >1.5%             >$  2,047         > 5.0%
Core capital                  $2,865        7.0%         >$ 1,637                  >4.0%             >$  2,456         > 6.0%
Risk-based capital            $2,906        15.8%        >$ 1,471                  >8.0%             >$  1,838         >10.0%



______________________________________ 35 ______________________________________

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                                  March 31, 2003, 2002, and 2001


                       NOTE K - PENSION AND BENEFIT PLANS

     The Company has a non-contributory insured defined benefit pension plan (the "Plan") covering all eligible employees. The Plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least annually amounts sufficient to satisfy legal funding requirements plus such additional tax-deductible amounts deemed advisable under the circumstances. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.
     Information with respect to the Plan for the years ended March 31, 2003, 2002 and 2001 is as follows:

     The changes in benefit obligations are computed as follows:

                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)
Projected benefit obligation
  at beginning of year                   $1,592     $1,280     $1,117
Service cost                                 55         63         58
Interest cost                               124        101         83
Actuarial loss                              428        203         39
Benefits paid                              (197)       (55)       (17)
                                         ______     ______     ______
Projected benefit obligation
  at end of year                         $2,002     $1,592     $1,280
                                         ======     ======     ======

     The changes in the Plan's assets are computed as follows:

                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)
Fair value of plan assets at
  beginning of year                      $1,508     $1,283     $1,122
Actual return on plan assets                (22)        68          3
Employer contributions                      210        212        175
Benefits paid                              (197)       (55)       (17)
                                         ______     ______     ______
Fair value of plan assets
  at end of year                         $1,499     $1,508     $1,283
                                         ======     ======     ======


          The following table sets forth the Plan's funded status at March 31:

                                          2003       2002
                                         ______     ______
                                          (In thousands)
Funded status                            $  (84)    $  (84)
Unrecognized net actuarial loss              --        (42)
Unrecognized net transition liability        --         42
Minimum additional liability               (417)        --
                                         ______     ______
Accrued pension cost                     $ (501)    $  (84)
                                         ======     ======

          The weighted-average actuarial assumptions used were:

                                          2003       2002       2001
                                         ______     ______     ______
Weighted-average
discount rate                             8.00%      7.25%      7.50%
Weighted-average rate of
compensation increase                     1.00%      1.00%      1.00%
Weighted-average expected
long-term rate of return on
plan assets                               7.00%      7.00%      7.00%
                                         ======     ======     ======

          Net periodic pension costs includes the following components:

                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)

Service cost                             $   55     $   63     $   58
Interest cost                               124        101         83
Actual return on plan assets                 21        (68)        (3)
Amortization of prior net loss                2        199        141
Amortization of net transition
obligation                                    6          6          6
Unrecognized net actuarial loss            (131)       (27)       (81)
                                         ______     ______     ______
Net periodic pension cost                $   77     $  274     $  204
                                         ======     ======     ======

     Plan assets were invested in life insurance contracts and $1.0 million of deposits at the Bank.
     As previously stated, the Banks have a savings plan covering substantially all employees who meet certain age and service requirements. Under the plan, the Banks match participant contributions up to 2% of each participant's compensation during the year. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan totaled approximately $46,000, $44,000 and $44,000 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.


______________________________________ 36 ______________________________________

______________________________________________________________________________WS


           NOTE L - SERVICE FEES, CHARGES AND OTHER OPERATING INCOME

     Service fees, charges and other operating income for the year ended March 31 is comprised of the following items:

                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)

Deposit fee income                       $  719     $  675     $  501
Loan servicing fee income                   139        133        120
Income from credit cards                    287        157         69
Other service fees, charges
  and other operating income                270        178        201
                                         ______     ______     ______
                                         $1,415     $1,143     $  891
                                         ======     ======     ======

            NOTE M - OTHER OPERATING EXPENSE AND M.H.C. EXPENDITURES

     Other operating expense for the year ended March 31 is comprised of the following items:

                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)

Telephone and postage expense            $  253     $  273     $  247
Public relations and
  advertising expense                       211        198        214
Stationery, printing and office
  supplies expense                          172        172        189
Supervisory exam expense                    152        137        128
Professional services expense               172        154         96
Other operating expenses                    866        733        716
                                         ______     ______     ______
                                         $1,826     $1,667     $1,590
                                         ======     ======     ======

     Expenses paid by or previously allocated to the M.H.C. were comprised of the following:
                                          2003       2002       2001
                                         ______     ______     ______
                                                (In thousands)

Fees related to M.H.C. and subsidiary
  legal matters                          $   --     $   30     $  134
Intercompany cost allocations                --          5          7
Officer compensation                         --         --          9
                                         ______     ______     ______
                                         $   --     $   35     $  150
                                         ======     ======     ======

              NOTE N - REORGANIZATION AND CHANGE OF CORPORATE FORM

     In fiscal 2002, the Board of Directors of Wayne Savings Bankshares, M.H.C. (the "M.H.C.") adopted a plan of conversion and reorganization (the "plan") to convert the M.H.C from mutual to stock form and to complete a related stock offering in which shares of common stock representing the MHC's ownership interest in the Company would be sold to investors.
     The plan was approved by the stockholders of the Company, the depositors of Wayne Savings Community Bank and the Office of Thrift Supervision ("OTS") in fiscal 2003, and the related stock offering was completed on January 8, 2003. As of that date, 1,350,699 shares owned by the M.H.C. were retired and the Company sold 2,040,816 shares of common stock for $10.00 per share. After consideration of the employee stock ownership plan (ESOP) totaling $1.6 million and related expenses of $1.9 million, net proceeds from the stock offering amounted to $17.1 million. An additional 1,847,820 shares were issued to existing shareholders based on an exchange rate of 1.5109 new shares of common stock for each existing share, resulting in 3,888,795 total new shares outstanding.
     Upon completion of the conversion and stock offering, Wayne Savings Bancshares, Inc. changed its charter to a Delaware holding company and is wholly owned by public stockholders.
     In the event of a complete liquidation (and only in such event), each eligible member of Wayne's depositors will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Company, the existence of liquidation account will not restrict the use or application of such retained earnings.
     The Company may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.


______________________________________ 37 ______________________________________

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CON'T.)

WS______________________________________________________________________________

                         March 31, 2003, 2002, and 2001

   NOTE O -- CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

     The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended March 31, 2003, 2002, and 2001.



                        STATEMENTS OF FINANCIAL CONDITION
                                    March 31,

                                                                          2003         2002
                                                                         _______      _______
                                                                            (In thousands)

ASSETS
Cash and due from banks                                                  $   263      $   115
Investment securities available for sale at market                         5,039           --
Notes receivable from Wayne Savings                                        1,612           --
Investment in Wayne Savings                                               38,233       26,140
Prepaid expenses and other                                                    48          851
                                                                         _______      _______
Total assets                                                             $45,195      $27,106
                                                                         =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities                                   $   532      $ 1,059
Stockholders' equity
Common stock and additional paid-in capital                               34,597       17,085
Retained earnings                                                         11,830       10,121
Less required contributions for ESOP shares                               (1,612)          --
Less 70,014 shares held in treasury at March 31, 2002                         --       (1,181)
Accumulated other comprehensive income (loss)                               (152)          22
                                                                         _______      _______
Total stockholders' equity                                                44,663       26,047
                                                                         _______      _______
Total liabilities and stockholders' equity                               $45,195      $27,106
                                                                         =======      =======




                             STATEMENTS OF EARNINGS
                          For the years ended March 31,

                                                                          2003         2002         2001
                                                                         _______      _______      _______
                                                                                  (In thousands)

Income
Interest income                                                          $    43      $     1      $    18
Equity in earnings of subsidiary                                           2,800        1,928        1,371
                                                                         _______      _______      _______
Total revenue                                                              2,843        1,929        1,389
General and administrative expenses                                          192          160           92
                                                                         _______      _______      _______
Earnings before income tax credits                                         2,651        1,769        1,297
Federal income tax credits                                                  (121)         (54)         (35)
                                                                         _______      _______      _______
NET EARNINGS                                                             $ 2,772      $ 1,823      $ 1,332
                                                                         =======      =======      =======




                            STATEMENTS OF CASH FLOWS
                          For the years ended March 31,

                                                                          2003         2002         2001
                                                                         _______      _______      _______
                                                                                  (In thousands)

Cash flows from operating activities:
Net earnings for the year                                                $ 2,772      $ 1,823      $ 1,332
Adjustments to reconcile net earnings to net cash provided by (used in)
operating activities:
Undistributed earnings of consolidated subsidiary                         (2,121)        (773)        (807)
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets                                            820         (534)        (238)
Accrued expenses and other liabilities                                      (821)         534          262
                                                                         _______      _______      _______
Net cash provided by operating activities                                    650        1,050          549
Cash flows provided by (used in) investing activities
Purchase of investment securities designated as available for sale        (5,052)          --           --
Investment in Wayne Savings - net                                        (11,700)          --           --
                                                                         _______      _______      _______
Net cash provided by investing activities                                (16,752)          --           --
Cash flows provided by (used in) financing activities:
Proceeds from reorganization and related stock offering - net             17,065           --           --
Payment of dividends on common stock                                        (831)        (852)        (800)
Purchase of treasury stock                                                    --         (178)        (358)
Proceeds from exercise of stock options                                       16           10           50
                                                                         _______      _______      _______
Net cash provided by (used in) financing activities                       16,250       (1,020)      (1,108)
                                                                         _______      _______      _______
Net increase (decrease) in cash and cash equivalents                         148           30         (559)
Cash and cash equivalents at beginning of year                               115           85          644
                                                                         _______      _______      _______
Cash and cash equivalents at end of year                                 $   263      $   115      $    85
                                                                         =======      =======      =======



______________________________________ 38 ______________________________________

______________________________________________________________________________WS


              NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2003 and 2002.



                                                                   For the three month periods ended
                                              _____________________________________________________________________________
                                              June 30, 2002     September 30, 2002     December 31, 2002     March 31, 2003
                                              _____________     __________________     _________________     ______________
                                                                     (In thousands, except share data)

Total interest income                            $ 5,049             $ 4,877                $ 5,056             $ 5,041
Total interest expense                             2,498               2,300                  2,305               2,066
                                                 _______             _______                _______             _______

Net interest income                                2,551               2,577                  2,751               2,975
Provision for losses on loans                         17                  21                     37                  16
Other income                                         344                 361                    468                 476
General, administrative and other expense          2,039               2,009                  2,107               2,268
                                                 _______             _______                _______             _______
Earnings before income taxes                         839                 908                  1,075               1,167
Federal income taxes                                 285                 301                    336                 295
                                                 _______             _______                _______             _______
Net earnings                                     $   554             $   607                $   739             $   872
                                                 =======             =======                =======             =======
Earnings per share
  Basic                                          $   .15             $   .16                $   .19             $   .21
                                                 =======             =======                =======             =======
  Diluted                                        $   .15             $   .16                $   .19             $   .21
                                                 =======             =======                =======             =======


                                                                   For the three month periods ended
                                              _____________________________________________________________________________
                                              June 30, 2001     September 30, 2001     December 31, 2001     March 31, 2001
                                              _____________     __________________     _________________     ______________
                                                                     (In thousands, except share data)

Total interest income                            $ 5,416             $ 5,330                $ 5,270             $ 5,293
Total interest expense                             3,344               3,212                  3,043               2,749
                                                 _______             _______                _______             _______
Net interest income                                2,072               2,118                  2,227               2,544
Provision for losses on loans                          2                  95                     21                  16
Other income                                         364                 433                    502                 358
General, administrative and other expense          1,874               1,831                  1,968               2,049
                                                 _______             _______                _______             _______
Earnings before income taxes                         560                 625                    740                 837
Federal income taxes                                 185                 213                    253                 288
                                                 _______             _______                _______             _______
Net earnings                                     $   375             $   412                $   487             $   549
                                                 =======             =======                =======             =======
Earnings per share
  Basic                                          $   .10             $   .11                $   .13             $   .13
                                                 =======             =======                =======             =======
  Diluted                                        $   .10             $   .11                $   .13             $   .13
                                                 =======             =======                =======             =======



______________________________________ 39 ______________________________________

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WS______________________________________________________________________________


                                                                  GRANT THORNTON


ACCOUNTANTS AND MANAGEMENT CONSULTANTS


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Wayne Savings Bancshares, Inc.


We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



/s/ GRANT THORNTON LLP


    Grant Thornton LLP
    Cincinnati, Ohio

    May 8, 2003



Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International


______________________________________ 40 ______________________________________