Form 10-K, Exhibit 13
period 2004-03-31
WAYNE SAVINGS BANCSHARES INC /DE/
filed 2004-06-29
CIK 1036030

2004 ANNUAL REPORT
                               ------------------
                                 TO STOCKHOLDERS

                                     [PHOTO]

                         WAYNE SAVINGS BANCSHARES, INC.

                                   Member FDIC

                               CORPORATE PROFILE
------------------------------------------------------------------------------WS

      Wayne Savings Bancshares, Inc. (hereinafter, the "Company") is the stock holding company parent of Wayne Savings Community Bank (the "Bank" or "Wayne Savings"), which was established in 1899. On September 30, 2003, Wayne Savings Bancshares, Inc., merged Village Savings Bank, F.S.B., into Wayne Savings, its parent company, accounted for in a manner similar to a pooling-of-interest. The Company concluded that significant cost savings and operating efficiencies could be achieved by discontinuing the separate corporate existence of Village Savings. During the fiscal year ended March 31, 2003, the mutual holding company Wayne Savings Bankshares M.H.C. (the "M.H.C."), which previously owned a majority of the Company's outstanding shares of common stock, converted from the M.H.C. form of ownership to full stock form and merged with and into the Bank. The Company, which owned 100% of the Bank, was succeeded by a Delaware corporation of the same name. As part of the conversion, shares of the Company's common stock representing the M.H.C.'s ownership interest were sold in the offering. The existing publicly-held shares of the Company, which represented the remaining ownership interest in the Company, were exchanged for new shares of the Delaware corporation at a share exchange ratio of 1.5109 to 1.0.

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

      The Bank has been serving the financial needs of the residents of Wayne, Holmes, Ashland, Medina and Stark counties in Ohio for 105 years. Headquartered in downtown Wooster, Ohio, the Bank also operates 10 full-service banking locations in Wooster, Millersburg, Ashland, Rittman, Lodi and North Canton. Throughout its long history and many economic cycles, Wayne Savings has enjoyed a fine reputation for stability, safety and soundness, and community service. The Bank has been noted for its sound management, consistent profitability and quality personal service to customers.

      The mission of Wayne Savings is to excel in customer service as a sound, independent, profitable, and progressive community bank dedicated to providing an array of services responsive to the financial needs of people in our communities, with an emphasis on home financing and household savings, and to provide for the security and development of our employees.

--------------------------------------------------------------------------------

                               BOARD OF DIRECTORS

           [PHOTO]                   [PHOTO]                    [PHOTO]
       Charles F. Finn         Russell L. Harpster         Joseph L. Retzler
           Chairman

     [PHOTO]              [PHOTO]             [PHOTO]               [PHOTO]
Donald E. Massaro     James C. Morgan     Terry A. Gardner     Kenneth R. Lehman

                             DIRECTORS AND OFFICERS
WS------------------------------------------------------------------------------

IN RECOGNITION AND APPRECIATION ...                                   [PHOTO]
Donald E. Massaro

      The Board and Management of Wayne Savings Community Bank would like to extend their sincere thanks and appreciation to Donald E. Massaro for his 40 years of dedicated and loyal service. Mr. Massaro will be stepping down as a director at this year's Annual Meeting of Stockholders.

      Mr. Massaro started with Wayne Savings as a mortgage loan assistant in 1964 and eventually became the Senior Vice President of Lending, a position he held until his retirement in 1992. Shortly before his retirement he joined the Board of Directors where his background and knowledge of lending proved to be invaluable to the organization.

      Mr. Massaro will continue to serve the Company as Director Emeritus.

--------------------------------------------------------------------------------

                         WAYNE SAVINGS BANCSHARES, INC.

Board of Directors          Executive Officers

Charles Finn                Charles F. Finn
Chairman                    Chairman And Chief Executive Officer

Russell Harpster            Wanda Christopher-Finn
Joseph Retzler              Executive Vice President
Donald Massaro              And Chief Administrative Officer
Terry Gardner
James Morgan                Michael C. Anderson
Kenneth Lehman              Executive Vice President And Chief Financial Officer
Kenneth Rhode, Emeritus     Corporate Secretary And Treasurer


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                Page
Stockholder Information ......................................................................    5
Chairman's Letter ............................................................................    6
Selected Consolidated Financial and Other Data ...............................................    8
Management's Discussion and Analysis of Financial Condition and Results of Operations ........   10
Consolidated Statements of Financial Condition ...............................................   18
Consolidated Statements of Earnings ..........................................................   19
Consolidated Statements of Comprehensive Income ..............................................   20
Consolidated Statements of Stockholders' Equity ..............................................   21
Consolidated Statements of Cash Flows ........................................................   22
Notes to Consolidated Financial Statements ...................................................   24
Report of Independent Certified Public Accountants ...........................................   40

                            STOCKHOLDER INFORMATION
------------------------------------------------------------------------------WS

Annual Meeting                                  Transfer Agent

The Annual Meeting of Stockholders              Registrar and Transfer Company
will be held at 10:00 a.m. on July 22, 2004,    10 Commerce Drive
at The Greenbriar Conference Centre,            Cranford, New Jersey 07016-3572
50 Riffel Road,
Wooster, Ohio 44691
                                                Annual Report on Form 10-K

Special Counsel                                 A copy of the Company's Form 10-K for the fiscal year
                                                ended March 31, 2004, will be furnished upon request
Elias, Matz, Tiernan & Herrick LLP              without charge to stockholders.
734 15th Street N.W., 12th Floor
Washington, D.C. 20005
                                                Investor Information

Independent Auditors                            Executive Offices
                                                Wayne Saving Bancshares, Inc.
Grant Thornton LLP                              151 N. Market Street o P.O. Box 858
625 Eden Park Drive o Suite 900                 Wooster, Ohio 44691
Cincinnati, Ohio 45202                          (330) 264-5767

--------------------------------------------------------------------------------

                          WAYNE SAVINGS COMMUNITY BANK

                                 BANK LOCATIONS

WOOSTER                                          ASHLAND

North Market Street Office                       Claremont Avenue Office
151 North Market Street o Wooster, Ohio          233 Claremont Avenue o Ashland, Ohio

South Market Street Drive Thru                   Buehlers-Sugarbush Office
329 South Market Street o Wooster, Ohio          1055 Sugarbush Drive o Ashland, Ohio

Cleveland Point Financial Center                 RITTMAN
1908 Cleveland Road o Wooster, Ohio              237 North Main Street o Rittman, Ohio

Madison South Office                             LODI
2024 Millersburg Road o Wooster, Ohio            303 Highland Drive o Lodi, Ohio

NorthSide Office
543 Riffel Road o Wooster, Ohio
                                                 NORTH CANTON
MILLERSBURG                                      Village Office
90 North Clay Street o Millersburg, Ohio         1265 South Main Street o North Canton, Ohio


                                CHAIRMAN'S LETTER
WS------------------------------------------------------------------------------

                                    [PHOTO]

                                 Charles F. Finn
                      Chairman and Chief Executive Officer

TO OUR STOCKHOLDERS AND CUSTOMERS:

      Upon the conclusion of our Company's 105th year of providing community financial services, it is a pleasure to report another exciting year of progress and achievement for Wayne Savings Bancshares, Inc.

      In the fiscal year ended March 31, 2004, we achieved the second highest level of earnings in the Company's history, virtually matching the record earnings accomplishment of the prior fiscal year. For the 2004 fiscal year, net earnings amounted to $2,704,000, little changed from net earnings of $2,772,000 posted in the 2003 fiscal year. Due to the favorable effects of the Company's capital management strategy as exemplified by our stock-repurchase program, earnings per share increased to $.72 per diluted share in fiscal 2004 from $.71 per diluted share in the previous year.

      Net earnings remained relatively unchanged year to year primarily because the large volume of mortgage loan refinancings had the effect of lowering asset yields. However, we were able to achieve some growth in net interest income by correspondingly reducing our cost of funds to offset the decline in asset yields. In the current record low interest rate environment, management has continued to shorten investment maturities rather than reaching for higher yields by extending maturities. In anticipation of rising interest rates in the medium to long term, we have increased liquidity, increased short-term commercial loans, and decreased our position in long term fixed rate mortgage loans. With the Company's interest rate risk position enhanced and Federal Reserve officials signaling their preference to raise interest rates in the near future, management believes Wayne Savings Bancshares, Inc. is well-positioned to take advantage of a rising interest rate environment.

      Net interest income increased from $10.9 million in the prior fiscal year to $11.1 million in the 2004 fiscal year, while other income increased from $1.6 million to $1.9 million. The increases in income were largely offset by an increase of $554,000 in general and administrative expenses, which consisted mainly of higher compensation and benefit costs, additional staff and increased costs relating to routine compliance matters required of a public company and higher transaction expenses in connection with a growing volume of business accounts.

      Asset quality remains strong, evidencing a continuation of our prudent loan underwriting standards. Total non-performing assets on March 31, 2004 amounted to only $747,000 or 0.20% of total assets, far below industry averages. Although non-performing assets are at a record low level, we chose to add $173,000 to our loan loss reserves in fiscal 2004, as compared to $91,000 in the prior year. The decision to strengthen the loan loss allowance was predicated on possible short-term softness in the local economy, as well as the origination of $16.6 million in commercial loans in the 2004 fiscal year. The Company plans to continue adding to its commercial loan mix and will accordingly monitor its future loan loss provisions to recognize this fact.

      To continue enhancing our Company's franchise and expanding services, we took some additional strategic steps in the past year. In the third fiscal quarter, the Company was presented with a wonderful opportunity to expand its market presence through the signing of a definitive agreement to acquire Stebbins Bancshares, Inc. and its national bank subsidiary, Stebbins

------------------------------------------------------------------------------WS

National Bank of Creston, Ohio. Regulatory approval has been received and the closing of the transaction is expected to take place by June 1, 2004. Following the merger, Stebbins National Bank will continue operations as a branch office of Wayne Savings Community Bank. The acquisition of Stebbins National Bank will boost the Company's assets to approximately $400 million with eleven full service locations. The Stebbins family has managed a respected community bank for five generations since 1881 and we are pleased they have chosen to be associated with us. The transaction is expected to be immediately accretive to earnings per share.

      In further organizational restructuring, the consolidation of Village Savings Bank with Wayne Savings Community Bank was completed on September 30, 2003. Village Savings Bank was established in North Canton, Ohio in July, 1998 as a wholly owned subsidiary of Wayne Savings Community Bank. Following an intensive review, management concluded last year that a higher level of services, significant cost savings and operating efficiencies could be achieved by operating Village Savings Bank as a branch office rather than a separate corporate entity. The North Canton office of Wayne Savings, formerly Village Savings Bank, currently has approximately $40 million in deposits.

      To capture another source of income, Wayne Savings has partnered in establishing Oak Tree Title, Ltd. to provide title insurance services for the Bank's mortgage loan customers. The title agency is located at 143 North Market Street, Wooster, Ohio, adjacent to the Bank's headquarters.

      To broaden our customer base and develop new business, Wayne Savings has also established a private banking program to provide personal banking services to busy, high net worth clients. The program is managed by an executive who provided private banking services for a large regional bank. As noted earlier, we also made a commitment to expand our commercial loan portfolio by adding two commercial lending officers to our staff. Due in part to the efforts of these officers, commercial loan originations in fiscal 2004 amounted to $16.6 million.

      To keep pace with today's heightened technology requirements, Wayne Savings, in May 2004, completed a successful data processing conversion to the Miser banking software system provided by Aurum Technology, one of the nation's leading information technology providers. We will continue to operate an "in-house" data system with our own main frame computer to maintain greater control over our data processing needs.

      Building value for our investors remains a primary objective of your Management and Board of Directors. We are extremely pleased with the performance of Wayne Savings Bancshares, Inc. common stock (NASDAQ: WAYN) to date. We recently calculated the return to an individual who had invested in our "first step" stock offering in June 1993, and found an exemplary average annual return of 21% since that date. Since the Company's "second step" stock conversion, which was completed on January 8, 2003, investors have realized stock price appreciation in excess of 60%.

      In the fourth quarter of the 2004 fiscal year, your Board of Directors authorized the repurchase of up to 195,000 shares, or 5% of the Company's outstanding shares of common stock. As of May 4, 2004, 137,500 shares had been repurchased under this program. Share repurchases will be made from time to time as market conditions warrant, through open market repurchases, unsolicited negotiated transactions, or in such other manners deemed appropriate by management. The repurchase program will expire in January 2005.

      We are gratified by the accomplishments of the past year, as summarized in this Annual Report. We also realize that our Company's achievements were a direct result of the continued patronage of our stockholders and customers, the vision and guidance of our officers and directors, and the hard work and dedication of our quality staff.

      Your continued confidence and support is deeply appreciated.

                                         Sincerely,


                                         /s/ Charles F. Finn

                                         Charles F. Finn
                                         Chairman and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
WS------------------------------------------------------------------------------

      The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc., at the dates and for the years indicated. The consolidated financial statements as of and for the years ended March 31, 2000 through March 31, 2003, inclusive, are those of Wayne Savings Bancshares, Inc. prior to the reorganization and change in corporate form discussed in the Notes to the Consolidated Financial Statements and elsewhere herein. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company.

                                                                                         At March 31,
                                                              ---------------------------------------------------------------------
                                                                2004           2003           2002           2001            2000
                                                              ---------------------------------------------------------------------
                                                                                         (In thousands)
Selected Financial Condition Data
Total assets ..........................................       $369,007       $378,991       $334,843       $311,640       $ 304,030
Loans receivable, net(1) ..............................        205,443        228,373        251,172        247,480         237,418
Mortgage-backed securities(2) .........................         88,428         76,002         17,326          8,574          10,459
Investment securities .................................         31,582         35,841         22,286         13,641          23,199
Cash and cash equivalents(3) ..........................         19,887         17,496         27,883         20,902          14,296
Deposits ..............................................        291,830        300,931        300,957        277,706         264,952
Stockholders' equity ..................................         43,561         44,663         26,047         25,255          24,962

(1)   Includes loans held for sale.

(2)   Includes mortgage-backed securities available for sale.

(3) Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.

                                                                                      Year Ended March 31,
                                                              ---------------------------------------------------------------------
                                                                2004           2003           2002           2001            2000
                                                              ---------------------------------------------------------------------
                                                                                (In thousands, except share data)
Selected Operating Data:
Interest income .......................................       $ 18,216       $ 20,023       $ 21,309       $ 21,506       $  20,700
Interest expense ......................................          7,147          9,169         12,348         13,100          12,014
                                                              --------       --------       --------       --------       ---------
  Net interest income .................................         11,069         10,854          8,961          8,406           8,686
Provision for losses on loans .........................            173             91            134             96             106
                                                              --------       --------       --------       --------       ---------
  Net interest income after provision
  for losses on loans .................................         10,896         10,763          8,827          8,310           8,580
Other income ..........................................          1,933          1,643          1,657          1,045             748
General, administrative
  and other expense ...................................          8,971          8,417          7,722          7,348           7,434
                                                              --------       --------       --------       --------       ---------
Earnings before income taxes ..........................          3,858          3,989          2,762          2,007           1,894
Federal income taxes ..................................          1,154          1,217            939            675             624
                                                              --------       --------       --------       --------       ---------
Net earnings before change in
  accounting principle ................................          2,704          2,772          1,823          1,332           1,270
Change in accounting principle related to
  allocated organization costs -
  net of tax of $63,000 ...............................             --             --             --             --            (122)
                                                              --------       --------       --------       --------       ---------
NET EARNINGS ..........................................       $  2,704       $  2,772       $  1,823       $  1,332       $   1,148
                                                              ========       ========       ========       ========       =========
Basic earnings per share(1) ...........................       $    .72       $    .71       $    .47       $    .34       $     .29
                                                              ========       ========       ========       ========       =========
Diluted earnings per share(1) .........................       $    .72       $    .71       $    .47       $    .34       $     .29
                                                              ========       ========       ========       ========       =========
Cash dividends declared
  per common share(2) .................................       $    .47       $    .45       $    .45       $    .42       $     .42
                                                              ========       ========       ========       ========       =========

(1) Basic and diluted earnings per share for the fiscal year ended March 31, 2000 reflects a $.03 per share reduction for the cumulative effect of change in accounting principle. All per share amounts have been restated to give effect to the 1.5109 to 1.00 share exchange ratio provided for in the Company's conversion offering.

(2) During the fiscal years ended March 31, 2003, the M.H.C. waived its right to receive all dividends. During fiscal 2002 and 2001, the M.H.C. waived approximately $.44 and $.40 of the $.45 and $.42 per share dividends paid on common stock in each respective year.

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (con't.) ------------------------------------------------------------------------------WS

                                                                                  At or For the Year Ended March 31,
                                                                    --------------------------------------------------------------
                                                                     2004          2003          2002          2001          2000
                                                                    --------------------------------------------------------------
Key Operating Ratios and Other Data:

Return on average assets (net earnings divided
  by average total assets) ...................................          .73%          .78%          .56%          .45%          .39%

Return on average equity (net earnings
  divided by average equity) .................................         6.09          8.80          7.12          5.28          4.57

Average equity to average assets .............................        11.95          8.92          7.93          8.44          8.57

Equity to assets at period end ...............................        11.80         11.78          7.78          8.10          8.21

Interest rate spread (difference between average
  yield on interest-earning assets and average
  cost of interest-bearing liabilities) ......................         2.97          3.09          2.77          2.57          2.88

Net interest margin (net interest income
  as a percentage of average interest-
  earning assets) ............................................         3.14          3.24          2.93          2.92          3.14

General, administrative and other expense
  to average assets(1) .......................................         2.41          2.38          2.39          2.46          2.54

Non-performing and impaired loans
  to loans receivable, net ...................................          .36          1.09          1.52           .47           .48

Non-performing and impaired assets
  to total assets ............................................          .23           .65          1.14           .41           .40

Average interest-earning assets to average
  interest-bearing liabilities ...............................       108.12        105.40        103.98        107.62        106.05

Allowance for loan losses to
  non-performing and impaired loans ..........................       109.10         27.35         19.38         54.58         72.09

Allowance for loan losses to
  non-performing and impaired assets .........................        96.22         27.35         19.28         49.47         66.64

Net interest income after provision for
  losses on loans, to general, administrative and
  other expense(1) ...........................................       121.46        127.87        114.31        113.31        115.51

Number of full-service offices ...............................        10            10            10            10             9

Dividend payout ratio ........................................        66.83         38.35         46.74         60.06         76.83

(1) In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
WS------------------------------------------------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    [PHOTO]
Seated: Charles F. Finn, Chairman and Chief Executive Officer; Standing: Michael
C. Anderson, Executive Vice President and Chief Financial Officer; and Wanda Christopher-Finn, Executive Vice President and Chief Administrative Officer.

General

      The consolidated financial statements include Wayne Savings Bancshares, Inc. and its wholly-owned subsidiary, Wayne Savings Community Bank. Intercompany transactions and balances are eliminated in the consolidated financial statements.

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

Business Strategy

      The Company's current business strategy is to operate a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) emphasizing the origination of one-to-four family residential mortgage loans and consumer loans in the Company's market area; (3) managing interest rate risk exposure by better matching asset and liability maturities and rates; (4) increasing fee income; (5) managing asset quality; (6) maintaining a strong retail deposit base; (7) maintaining capital in excess of regulatory requirements; and (8) enhancing the commercial loan program to add high quality, shorter term assets to the Company's balance sheet.

Discussion of Financial Condition Changes from March 31, 2003 to March 31, 2004

      In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and actual results could differ significantly from those discussed in forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters: (1) management's determination of the amount and adequacy of the allowance for loan losses; (2) the effect of changes in interest rates; (3) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements; and (4) management's opinion as to the Bank's ability to maintain regulatory capital at current levels. The Company considers the allowance for loan losses and related loss provision to be a critical accounting policy. A detailed discussion of such policy is set forth on the following pages.

      At March 31, 2004, the Company had total assets of $369.0 million, a decrease of $10.0 million, or 2.6%, below total assets of $379.0 million at March 31, 2003. Cash and cash equivalents and investment securities totaled $51.5 million, a decrease of approximately $1.9 million, or 3.5%, from March 31, 2003 levels. During the fiscal year ended March 31, 2004, investment securities totaling $26.8 million matured or were called while $22.1 million of investment securities were purchased. Cash and cash equivalents increased by $2.4 million, or 13.7%, to a total of $19.9 million at March 31, 2004.

      Mortgage-backed securities totaled $88.4 million at March 31, 2004, an increase of $12.4 million, or 16.3%, from the total at March 31, 2003. The Company has experienced high levels of mortgage prepayments as a result of borrowers refinancing at the near record low level of mortgage interest rates that existed throughout the year. The Company has elected to reinvest these funds into interest rate sensitive mortgage-backed securities with an estimated average life of five years or less. The Company purchased $55.5 million of

------------------------------------------------------------------------------WS

these securities which were partially offset by principal repayments and sales of $41.5 million for fiscal 2004.

      Loans receivable totaled $205.4 million at March 31, 2004, a decrease of $22.9 million, or 10.0%, from the March 31, 2003 balance. This decrease resulted mainly from principal repayments of $89.1 million as borrowers took the opportunity to refinance during a period of low mortgage interest rates. In addition, the Company chose to sell $6.3 million of loans in the secondary market. New loan originations amounted to $71.9 million for the year ended March 31, 2004. The majority of loan disbursements consisted of loans secured by one-to-four-family residential real estate loans. The Company has enhanced its commercial lending program by hiring an experienced commercial lending officer in fiscal 2004 and two commercial loan officers in fiscal 2005. The Company plans to increase its commercial lending portfolio by focusing on high quality, smaller balance commercial loans.

      At March 31, 2004, the allowance for loan losses totaled $815,000, or .40% of loans, compared to $678,000 or .30% of loans at March 31, 2003. In determining the amount of loan loss allowance at any point in time, management and the Board apply a systematic process focusing on the risk of loss in the portfolio. First, delinquent nonresidential, multifamily and commercial loans are evaluated for potential impairments in carrying value. At March 31, 2004, the delinquent nonresidential, multi-family and commercial loans were viewed as well-secured, with no loss anticipated. The second step in determining the allowance for loan loss entails the application of historic loss experience to the individual loan types in the portfolio. In addition to the historic loss percentage, management employs an additional risk percentage tailored to the perception of the overall risk in the economy. This segment of the loss analysis accounts for nearly the entire balance of the allowance at March 31, 2004. The analysis of the allowance for loan losses is a critical accounting estimate which requires an element of judgment and is subject to the possibility that the allowance may need to be increased, with a corresponding reduction in earnings. To the best of management's knowledge, all known losses as of March 31, 2004, have been recorded.

      Nonperforming loans totaled $747,000 at March 31, 2004, compared to $2.5 million at March 31, 2003. Nonperforming loans consisted mainly of $731,000 in one-to four-family residential mortgage loans. The allowance for loan losses totaled 109.1% and 27.4% of nonperforming and impaired loans at March 31, 2004 and 2003, respectively.

      Although management believes that its allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

      The Company purchased an additional $940,000 in Bank owned life insurance ("BOLI") during fiscal 2004 to help offset the rising costs of employee benefit programs and to fund two SERP plans created for the Executive Vice Presidents. This increased the total BOLI to $6.3 million. Under this program, the Company is the owner of single premium life insurance policies on key executives and officers.

      Deposits decreased by approximately $9.1 million to a total of $291.8 million at March 31, 2004. The decline in deposits during 2004 generally reflects management's conservative pricing strategy in the current low-rate environment.

      Stockholders' equity totaled $43.6 million at March 31, 2004, a decrease of $1.1 million, or 2.5%, from March 31, 2003. The decrease was a result of the stock repurchase plan through which the Company was able to purchase 112,500 shares totaling $1.8 million at March 31, 2004. The plan, which expires January 2005, authorizes the purchase of up to 195,000 shares. Further reductions to equity resulted from the Company's purchase of $1.1 million, or 81,632 shares, for the Management Recognition Plan (the "MRP"). The Company also declared dividends aggregating $1.8 million. These reductions were offset by earnings of $2.7 million, available for sale securities unrealized gains of $356,000, the reduction of the minimum pension liability of $275,000, and $254,000 stock benefit plan amortization.

      The Bank is subject to capital standards, which generally require the maintenance of regulatory capital sufficient to meet each of the three tests; i.e., the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At March 31, 2004, the Bank exceeded all regulatory capital requirements to which they were subject.

Comparison of Operating Results for the Years Ended March 31, 2004 and 2003

      General. Net earnings totaled $2.7 million for the fiscal year ended March 31, 2004, a decrease of $68,000, or 2.5%, below the net earnings of $2.8 million for the fiscal year ended March 31, 2003. The decline in net earnings was primarily attributable to an increase in general, administrative and other expense of $554,000, or 6.6% and an increase in provision for losses on loans of $82,000, or 90.1%. These earnings decreases were mainly offset by an increase in other income of $290,000, or 17.7%, net interest income of $215,000, or 2.0%, and a $63,000, and in 5.2%, decrease in federal income tax expense.

      Interest Income. Interest income for the fiscal year ended March 31, 2004, decreased $1.8 million, or 9.0%, to $18.2 million. This decrease was a result of an 82 basis point reduction in the yield on interest-earning assets to 5.16%, partially offset by an increase in the weighted average balance of interest-earning assets totaling $18.0 million, or 5.4%, to $352.7 million for the period ended March 31, 2004.

      Interest income on loans declined $2.9 million, or 17.0%, for the fiscal year ended March 31, 2004, due primarily to a decrease in the weighted average balance of loans outstand-

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
WS------------------------------------------------------------------------------

ing of $27.9 million, or 11.5%, compared to fiscal 2003, coupled with a 43 basis point decrease in the weighted average yield on loans to 6.53% for fiscal 2004.

      Interest income on mortgage-backed securities increased $979,000 or 65.0% during the fiscal 2004, due primarily to a $46.8 million, or 118.0%, increase in the weighted average balance outstanding from the comparable 2003 period, which was partially offset by a decrease in the average yield of 93 basis points to 2.87%.

      Interest income on investments increased by $336,000, or 29.0%, reflecting an increase in the weighted average balance of $10.5 million, or 43.7%, partially offset by a decrease in the weighted average rate of 49 basis points to 4.32% from 4.81% during the fiscal 2003 period.

      Interest income on interest-bearing deposits and other decreased by $258,000, or 50.4%, reflecting a decrease in the weighted average balance of $11.3 million, or 39.3%, coupled with a decrease in the weighted average rate of 33 basis points to 1.45% from 1.78% during the fiscal 2003 period.

      Interest Expense. Interest expense for fiscal 2004 totaled $7.1 million, a decrease of $2.0 million, or 22.1%, from interest expense of $9.2 million for the fiscal year ended March 31, 2003. The decrease resulted from a 70 basis point decrease in the average cost of funds to 2.19% for the fiscal 2004 period, offset by an increase in the average balance of deposits and borrowings outstanding of $8.7 million, or 2.7%, to $326.2 million for the fiscal 2004 period ended March 31, 2004.

      Interest expense on deposits totaled $5.9 million for fiscal 2004, a decrease of $2.5 million, or 30.0%, from fiscal 2003, as a result of a 82 basis point decrease in the average cost of deposits to 1.99% for the 2004 period coupled with a decrease in the average balance outstanding of $4.1 million, or 1.4%, to $296.2 million for fiscal 2004.

      Interest expense on borrowings totaled $1.2 million for the fiscal year ended March 31, 2004, an increase of $511,000 from fiscal 2003, primarily due to an increase in the average balance of borrowings of $12.8 million to an average balance of $30.0 million for fiscal 2004 from $17.2 million for year ended March 31, 2003, partially offset by a decrease in the average cost of borrowings to 4.16% from an average cost of 4.28% for the fiscal 2003 period.

      Net Interest Income. Net interest income totaled $11.1 million for the fiscal year ended March 31, 2004, an increase of $215,000, or 2.0%, from the fiscal 2003 period. The interest rate spread decreased to 2.97% for the year ended March 31, 2004 from 3.09% for fiscal 2003. The net interest margin decreased to 3.14% for fiscal 2004 from 3.24% for the year ended March 31, 2003.

      Provision for Losses on Loans. The Company recorded provisions for losses on loans totaling $173,000 and $91,000 for the fiscal years ended March 31, 2004 and 2003, respectively. The increase in provision for loan losses was predicated on possible short-term softness in the local economy and the increased origination of commercial loans. To the best of management's knowledge, all known and inherent losses that are probable and which can be reasonably estimated have been recorded as of March 31, 2004 and 2003.

      Other Income. Other income, consisting primarily of an increase in the cash surrender value of life insurance, gains on sale of loans, service fees, and charges on deposit accounts, increased by $290,000 or 17.7%, to $1.9 million for fiscal 2004, from $1.6 million for the year ended March 31, 2003. The increase resulted primarily from an increase of $139,000 in the cash surrender value of life insurance. Additionally, service fees, charges and other operating income increased by $94,000, or 6.6%, to $1.5 million for the fiscal year ended March 31, 2004, due primarily to increased income related to credit card merchants. Gain on sale of loans increased $67,000, or 82.7%, in fiscal 2004 as compared to the fiscal year ended March 31, 2003, due mainly to management's decision to sell the majority of the lower rate thirty year residential mortgage loans in the secondary market.

      General, Administrative, and Other Expense. General, administrative and other expense increased by $554,000, or 6.6%, to $9.0 million for the year ended March 31, 2004 compared to the fiscal year ended March 31, 2003. The increase resulted primarily from a $432,000, or 9.1%, increase in employee compensation and benefits, a $64,000, or 3.5%, increase in other operating expense and an increase of $55,000, or 17.9%, in franchise taxes due to the increase in equity from the fiscal 2003 stock conversion. The increase in employee compensation and benefits was primarily attributable to normal merit increases, an increase in employee benefit plan costs and additional staff needed for operating a fully converted, publicly traded stock company. Similarly, the increase in other operating expense was primarily attributable to increased costs related to routine compliance matters required of a public company, as well as higher merchant expenses related to credit card activity.

      Federal Income Taxes. The provision for federal income taxes was $1.2 million for the year ended March 31, 2004, a decrease of $63,000, or 5.2%, compared to the fiscal 2003. The decrease resulted primarily from a $131,000, or 3.3%, decrease in pretax earnings, coupled with an additional $139,000 of tax-exempt income related to the cash surrender value of life insurance. The effective tax rate for fiscal 2004 was 29.9%, as compared to 30.5% for fiscal 2003. The decrease in the effective tax rate year to year is mainly due to the beneficial effects of the aforementioned tax-exempt income.

------------------------------------------------------------------------------WS

Comparison of Operating Results for the Years Ended March 31, 2003 and March 31, 2002

      General. Net earnings totaled $2.8 million for the fiscal year ended March 31, 2003, an increase of $949,000, or 52.1% over the net earnings of $1.8 million for the fiscal year ended March 31, 2002. The increase in net earnings was due primarily to an increase in net interest income of $1.9 million, or 21.1%, partially offset by an increase of $695,000, or 9.0%, in general, administrative and other expense and a $278,000, or 29.6%, increase in federal income taxes.

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

      Interest income on mortgage-backed securities totaled $1.5 million for the fiscal year ended March 31, 2003, an increase of $935,000, or 163.7%, from $571,000 for fiscal 2002. The increase was primarily attributable to an increase in average outstanding balance of $29.3 million, or 283.5%, partially offset by a decrease in average yield of 172 basis points to 3.80% for fiscal 2003.

      Interest income on investments and interest-bearing deposits decreased $8,000, or .5%, primarily due to a decrease in the average yield of 77 basis points to 3.16%, partially offset by an increase in the average balance of $10.2 million, or 23.9%, to $52.9 million for the fiscal year ended March 31, 2003.

      Interest Expense. Interest expense on deposits totaled $8.4 million for the fiscal year ended March 31, 2003, a decrease of $3.6 million, or 30.1%, from the fiscal 2002 expense. The decrease in interest expense on deposits was primarily attributable to a decrease in the average cost of deposits of 136 basis points to 2.81% for fiscal 2003, which was partially offset by an increase in the average outstanding balance of $11.4 million, or 4.0%, to $300.3 million in fiscal 2003.

      Interest expense on borrowings totaled $737,000 for the fiscal year ended March 31, 2003, an increase of $444,000, or 151.5%, from the $293,000 recorded for fiscal 2002. The increase was attributable to an increase in the average outstanding balance of $11.7 million, or 212.5%, partially offset by a decrease in the average yield of 104 basis points to 4.28% for the fiscal year ended March 31, 2003, from 5.32% for the fiscal year ended March 31, 2002.

      Net Interest Income. Net interest income totaled $10.9 million for the fiscal year ended March 31, 2003, an increase of $1.9 million, or 21.1%, over the $9.0 million recorded in fiscal 2002. The increase in net interest income was primarily attributed to a 136 basis point decrease in average cost of deposits to 2.81%, coupled with an increase in average interest-earning assets of $28.6 million, or 9.3%, for fiscal 2003. The increase in net interest income was partially offset by a decrease in the average yield on interest-earning assets of 98 basis points to 5.98% for fiscal 2003, from 6.96% for fiscal 2002 and an increase of $ 11.7 million, or 212.5%, in average borrowings to $17.2 million for fiscal 2003. The interest rate spread increased 32 basis points to 3.09% in fiscal 2003, from 2.77% in fiscal 2002. The net interest margin increased to 3.24% for the fiscal year ended March 31, 2003, from 2.93% in fiscal 2002.

      Provision for losses on loans. The Company's provision for losses on loans totaled $91,000 and $134,000 for the fiscal years ended March 31, 2003 and 2002, respectively. To the best of management's knowledge, all known losses as of March 31, 2003 and 2002, have been recorded.

      Other Income. Other income, consisting primarily of gain on sale of loans, gain on sale of mortgage-backed securities, increase in the cash surrender value of life insurance, and service fees and service charges on deposit accounts, decreased by $14,000, or .8%, to $1.6 million for the fiscal year ended March 31, 2003. The decrease was the result of a reduction in gain on sale of loans of $433,000, or 84.2%, to $81,000 for fiscal 2003 from $514,000 for fiscal 2002, which was partially offset by an increase in service fees, charges and other operating income of $272,000, or 23.8%, and an increase of $121,000 in the cash surrender value of life insurance. The decline in gains on sale of loans generally reflects management's decision to conservatively price originations in a low-yield environment. This decision reduced the volume of fixed rate loans available for sale.

      General, administrative and other expense. General, administrative and other expense consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit and insurance premiums, and other operating expenses, totaled $8.4 million for the year ended March 31, 2003, an increase of $695,000, or 9.0%, compared to fiscal 2002. The increase was primarily due to an increase of $443,000, or 10.3%, in employee compensation and benefits, an increase in other operating expense, including operating expenses previously paid for or allocated to the M.H.C., of $124,000, or 7.3%, and an increase in occupancy and equipment of $89,000, or 6.4%. The increase in employee compensation and benefits was primarily due to normal merit increases, an increase in employee benefit costs, and the hiring of additional executive staff needed for operating a fully converted, publicly traded stock company. Other operating expense increased mainly due to a reduction in deferred loan origination costs. As stated previously, the

                  MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
WS------------------------------------------------------------------------------

Company was strategically positioned to be less aggressive in loan pricing which slowed loan originations from $96.5 million in fiscal 2002 to $61.2 million in fiscal 2003. The increase in occupancy and equipment expense was mainly due to several offices which opened in fiscal 2002 and 2003.

      Federal Income Taxes. The provision for federal income taxes was $1.2 million for the fiscal year ended March 31, 2003, an increase of $278,000, or 29.6%, compared to fiscal 2002. The increase resulted primarily from a $1.2 million, or 44.4%, increase in pretax earnings. The effective tax rate for the fiscal year ended March 31, 2003, was 30.5%, as compared to 34.0% in 2002, mainly due to tax-free income arising from the investment in various interest-earning assets.

Average Balance Sheet

      The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                            Year Ended March 31,
                                        --------------------------------------------------------------------------------------------
                                                    2004                            2003                            2002
                                        ----------------------------   -----------------------------    ----------------------------
                                         Average             Average    Average              Average     Average             Average
                                         Balance  Interest     Rate     Balance   Interest     Rate      Balance   Interest    Rate
                                        --------  --------   -------   --------   --------   -------    --------   --------  -------
                                                                          (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net(1) ...........  $214,174   $13,982     6.53%   $242,120    $16,846     6.96%    $253,058    $19,059    7.53%
  Mortgage-backed securities (2) .....    86,440     2,485     2.87      39,652      1,506     3.80       10,340        571    5.52
  Investment securities ..............    34,640     1,495     4.32      24,114      1,159     4.81       15,628        871    5.57
  Interest-bearing deposits(3) .......    17,478       254     1.45      28,804        512     1.78       27,083        808    2.98
                                        --------   -------   ------    --------    -------   ------     --------    -------  ------
    Total interest-earning assets ....   352,732    18,216     5.16     334,690     20,023     5.98      306,109     21,309    6.96
Non-interest-earning assets ..........    18,853                         18,481                           17,057
                                        --------                       --------                         --------
    Total assets .....................  $371,585                       $353,171                         $323,166
                                        ========                       ========                         ========

Interest-bearing liabilities:
  Deposits ...........................  $296,244     5,899     1.99    $300,326      8,432     2.81     $288,882     12,055    4.17
  Borrowings .........................    30,000     1,248     4.16      17,204        737     4.28        5,505        293    5.32
                                        --------   -------   ------    --------    -------   ------     --------    -------  ------
    Total interest-bearing
      liabilities ....................   326,244     7,147     2.19     317,530      9,169     2.89      294,387     12,348    4.19
Non-interest-bearing liabilities .....       923                          4,153                            3,159
                                        --------                       --------                         --------
    Total liabilities ................   327,167                        321,683                          297,546
Stockholders' equity .................    44,418                         31,488                           25,620
                                        --------                       --------                         --------
    Total liabilities and
      stockholders' equity ...........  $371,585                       $353,171                         $323,166
                                        ========  -------              ========   -------               ========   -------
Net interest income ..................            $11,069                         $10,854                          $ 8,961
                                                  =======                         =======                          =======
Interest rate spread(4) ..............                         2.97%                           3.09%                           2.77%
                                                             ======                          ======                          ======
Net yield on interest-earning
  assets(5) ..........................                         3.14%                           3.24%                           2.93%
                                                             ======                          ======                          ======
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities ................                       108.12%                         105.40%                         103.98%
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

--------------------------------------------------------------------------------

Rate/Volume Analysis

      The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); and (ii) changes in rate (change in rate multiplied by old average volume). Changes in rate-volume (changes in rate multiplied by the change in average volume) have been allocated proportionately between changes in rate and changes in volume.

------------------------------------------------------------------------------WS

                                                                               Year Ended March 31,
                                                   -----------------------------------------------------------------------------
                                                              2004 vs. 2003                            2003 vs. 2002
                                                   -----------------------------------       -----------------------------------
                                                    Increase (Decrease)                       Increase (Decrease)
                                                          Due to               Total                Due to               Total
                                                   ---------------------      Increase       ---------------------      Increase
                                                    Volume        Rate       (Decrease)       Volume        Rate       (Decrease)
                                                   -------       -------     ----------      -------       -------     ----------
                                                                                  (In thousands)
Interest income attributable to:
  Loans receivable .............................   $(1,861)      $(1,003)      $(2,864)      $  (801)      $(1,412)      $(2,213)
  Mortgage-backed securities ...................     1,426          (447)          979         1,163          (228)          935
  Other interest-earning assets ................       (26)          104            78           358          (366)           (8)
                                                   -------       -------       -------       -------       -------       -------
    Total interest-earning assets ..............      (461)       (1,346)       (1,807)          720        (2,006)       (1,286)

Interest expense attributable to:
  Deposits .....................................      (113)       (2,420)       (2,533)          461        (4,084)       (3,623)
  Borrowings ...................................       533           (22)          511           623          (179)          444
                                                   -------       -------       -------       -------       -------       -------
    Total interest-bearing liabilities .........       420        (2,442)       (2,022)        1,084        (4,263)       (3,179)
                                                   -------       -------       -------       -------       -------       -------
Increase (decrease) in
    net interest income ........................   $  (881)      $ 1,096       $   215       $  (364)      $ 2,257       $ 1,893
                                                   =======       =======       =======       =======       =======       =======

--------------------------------------------------------------------------------

Asset and Liability Management-Interest Rate Sensitivity Analysis

      The Bank, like other financial institutions, is subject to interest rate risk to the extent that interest-earning assets reprice at a different time than interest-bearing liabilities. As part of their effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its interest rate sensitivity regulations. The application of NPV methodology illustrates certain aspects of the Bank's interest rate risk.

      Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical change in market interest rates.

      Presented below, as of March 31, 2004 and 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained 100, 200 and 300 basis point (1 basis point equals .01%) increases and a 100 basis point decrease in market interest rates. Due to the current low prevailing interest rate environment, the changes in NPV are not estimated for a decrease of 200 or 300 basis points.

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

      The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating adjustable rate mortgage ("ARM") loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments and mortgage-backed securities. However, particularly in the lower long-term interest rate environment which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 2004. The Company has sought to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company was not successful in lengthening the maturities of its deposits in the declining interest rate environment that existed throughout fiscal 2004. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
WS------------------------------------------------------------------------------

      The Company has an Asset-Liability Management Committee, which is responsible for reviewing the Company's asset-liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Bank has operated within the framework of their prescribed asset/liability risk ranges for each of the last three years.

                                                As of March 31, 2004
----------------------------------------------------------------------------------------------------------------
                                      Net Portfolio Value                          NPV as % of PV of Assets
  Change in Interest        ----------------------------------------          ----------------------------------
 Rates (Basis points)       $ Amount        $ Change        % Change          NPV Ratio                   Change
 --------------------       --------        --------        --------          ---------                   ------
                                 (In thousands)
       +300 bp              $42,370         $(11,927)         (22)%             11.66%                   (250 bp)
       +200 bp               48,174           (4,097)          (8)              12.96                    (120 bp)
       +100 bp               52,785           (1,512)          (3)              13.92                     (24 bp)
          0 bp               54,297               --           --               14.16                         --
       -100 bp               52,271           (2,026)          (4)              13.60                     (56 bp)

                                                As of March 31, 2003
----------------------------------------------------------------------------------------------------------------
                                      Net Portfolio Value                          NPV as % of PV of Assets
  Change in Interest        ----------------------------------------          ----------------------------------
 Rates (Basis points)       $ Amount        $ Change        % Change          NPV Ratio                   Change
 --------------------       --------        --------        --------          ---------                   ------
                                 (In thousands)
       +300 bp              $46,905         $(9,213)          (16)%             12.55%                   (171 bp)
       +200 bp               52,575          (3,543)           (6)              13.73                     (53 bp)
       +100 bp               56,002            (116)          (.2)              14.37                      11 bp
          0 bp               56,118              --            --               14.26                         --
       -100 bp               53,051          (3,067)           (6)              13.45                     (81 bp)

--------------------------------------------------------------------------------

Liquidity and Capital Resources

      The Bank's primary sources of funds are deposits, amortization of loan principal and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of deposits to maintain a desired level of deposits and cost of funds. In addition, the Bank invests excess funds in federal funds and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other liquid assets outstanding at March 31, 2004, 2003 and 2002, amounted to $139.9 million, $129.3 million and $67.5 million, respectively. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

      A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of their operating, investing and financing activities. The primary sources of cash are net earnings, principal repayments on loans and mortgage-backed securities, proceeds from advances from the Federal Home Loan Bank ("FHLB"), and sales of mortgage-backed securities. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond their ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank, which provide an additional source of funds. At March 31, 2004, the Company had $30.0 million in outstanding advances from the FHLB.

      At March 31, 2004, the Company had outstanding loan commitments of $36.0 million, including the unfunded portion of loans in process and commitments under unused lines of credit. Certificates of deposit scheduled to mature in less than one year at March 31, 2004, totaled $86.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

      The following table summarizes the Company's contractual cash obligations at March 31, 2004.

------------------------------------------------------------------------------WS

                                                                                        Payments due by period
                                                                   -----------------------------------------------------------------
                                                                   < 1 year      1-3 years    3-5 years     > 5 years        Total
                                                                   -----------------------------------------------------------------
                                                                                  (In thousands, except share data)
Contractual obligations:
  Operating lease obligations ..............................       $     71       $   114       $    60       $     5       $    250
  Advances from the Federal Home Loan Bank .................          5,000         7,500         7,500        10,000         30,000
  Certificates of deposit ..................................         86,381        45,051        22,449         1,284        155,165
Amount of commitments expiring per period
  Commitments to originate loans:
    Letters of credit ......................................            360            --            --            --            360
    Credit card/overdraft lines of credit ..................          5,529            --            --            --          5,529
    Home equity/commercial lines of credit .................         24,735            --            --            --         24,735
    One- to four-family and multi-family loans .............          4,194            --            --            --          4,194
    Non-residential real estate and land loans .............          1,639            --            --            --          1,639
                                                                   --------       -------       -------       -------       --------
Total contractual obligations ..............................       $127,909       $52,665       $30,009       $11,289       $221,872
                                                                   ========       =======       =======       =======       ========

--------------------------------------------------------------------------------

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

Fiscal Year Ended                                                Cash Dividends
March 31, 2004                     High              Low            Declared
--------------                     ----              ---            --------
First quarter                     $14.10            $11.06         $ .113
Second quarter                     14.53             12.70           .113
Third quarter                      18.70             13.93           .120
Fourth quarter                     18.00             15.00           .120

Fiscal Year Ended                                                Cash Dividends
March 31, 2003                     High              Low            Declared
--------------                     ----              ---            --------
First quarter                     $14.23            $13.24         $ .113
Second quarter                     13.51             11.75           .113
Third quarter                      15.22             10.25           .113
Fourth quarter                     11.55             10.67           .113

Fiscal Year Ended                                                Cash Dividends
March 31, 2002                     High              Low            Declared
--------------                     ----              ---            --------
First quarter                     $11.87            $ 7.48         $ .113
Second quarter                     13.60              9.10           .113
Third quarter                      11.79              9.17           .113
Fourth quarter                     14.56             10.76           .113

      As of April 23, 2004, the Company had 1,602 stockholders of record and 3,794,818 shares of common stock outstanding. This does not reflect the number of persons whose stock is in nominee or "street name" accounts through brokers.

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

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
WS------------------------------------------------------------------------------

                                 As of March 31,
                    (Dollars in thousands, except share data)

ASSETS                                                                                                      2004             2003
                                                                                                         ---------        ---------
Cash and due from banks ..........................................................................       $   3,291        $   2,967
Federal funds sold ...............................................................................           9,875            8,000
Interest-bearing deposits in other financial institutions ........................................           6,721            6,529
                                                                                                         ---------        ---------
  Cash and cash equivalents ......................................................................          19,887           17,496
Investment securities available for sale - at market .............................................          17,546           17,036
Investment securities held to maturity - at amortized cost, approximate
  market value of $14,830 and $19,211 as of March 31, 2004 and 2003, respectively ................          14,036           18,805
Mortgage-backed securities available for sale - at market ........................................          83,945           66,151
Mortgage-backed securities held to maturity - at amortized cost, approximate
  market value of $4,510 and $9,927 as of March 31, 2004 and 2003, respectively ..................           4,483            9,851
Loans receivable - net ...........................................................................         205,443          228,373
Office premises and equipment - net ..............................................................           8,742            8,818
Real estate acquired through foreclosure .........................................................             100               --
Federal Home Loan Bank stock - at cost ...........................................................           4,205            4,041
Cash surrender value of life insurance ...........................................................           6,321            5,121
Accrued interest receivable on loans .............................................................             801              948
Accrued interest receivable on mortgage-backed securities ........................................             400              380
Accrued interest receivable on investments and interest bearing deposits .........................             318              313
Prepaid expenses and other assets ................................................................           2,549            1,532
Prepaid federal income taxes .....................................................................             231              126
                                                                                                         ---------        ---------
    Total assets .................................................................................       $ 369,007        $ 378,991
                                                                                                         =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits .........................................................................................       $ 291,830        $ 300,931
Advances from the Federal Home Loan Bank .........................................................          30,000           30,000
Advances by borrowers for taxes and insurance ....................................................             617              712
Accrued interest payable .........................................................................             186              235
Accounts payable on mortgage loans serviced for others ...........................................             118              130
Other liabilities ................................................................................           1,383            1,638
Deferred federal income taxes ....................................................................           1,312              682
                                                                                                         ---------        ---------
    Total liabilities ............................................................................         325,446          334,328

Commitments ......................................................................................              --               --

Stockholders' equity
  Common stock (8,000,000 shares of $.10 par value authorized; 3,907,318 and
    3,888,795 shares issued and outstanding at March 31, 2004 and 2003 respectively) .............             391              389
  Additional paid-in capital .....................................................................          34,365           34,208
  Retained earnings - substantially restricted ...................................................          12,727           11,830
  Shares acquired by Management Recognition Plan .................................................          (1,142)              --
  Less required contributions for shares acquired by Employee Stock Ownership Plan ...............          (1,456)          (1,612)
  Less 112,500 shares of treasury stock at March 31, 2004 - at cost ..............................          (1,803)              --
  Accumulated other comprehensive income (loss) ..................................................             479             (152)
                                                                                                         ---------        ---------
    Total stockholders' equity ...................................................................          43,561           44,663
                                                                                                         ---------        ---------
    Total liabilities and stockholders' equity ...................................................       $ 369,007        $ 378,991
                                                                                                         =========        =========

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
------------------------------------------------------------------------------WS

                          For the year ended March 31,
                    (Dollars in thousands, except share data)

                                                                                             2004            2003              2002
                                                                                           -------          -------          -------
Interest income:
  Loans .........................................................................          $13,982          $16,846          $19,059
  Mortgage-backed securities ....................................................            2,485            1,506              571
  Investment securities .........................................................            1,495            1,159              871
  Interest-bearing deposits and other ...........................................              254              512              808
                                                                                           -------          -------          -------
    Total interest income .......................................................           18,216           20,023           21,309

Interest expense:
  Deposits ......................................................................            5,899            8,432           12,055
  Borrowings ....................................................................            1,248              737              293
                                                                                           -------          -------          -------
    Total interest expense ......................................................            7,147            9,169           12,348
                                                                                           -------          -------          -------

    Net interest income .........................................................           11,069           10,854            8,961
Provision for losses on loans ...................................................              173               91              134
                                                                                           -------          -------          -------
    Net interest income after provision for losses on loans .....................           10,896           10,763            8,827

Other income:
  Gain on sale of mortgage-backed and investment securities .....................               16               26               --
  Gain on sale of loans .........................................................              148               81              514
  Increase in cash surrender value of life insurance ............................              260              121               --
  Service fees, charges and other operating .....................................            1,509            1,415            1,143
                                                                                           -------          -------          -------
    Total other income ..........................................................            1,933            1,643            1,657

General, administrative and other expense:
  Employee compensation and benefits ............................................            5,187            4,755            4,312
  Occupancy and equipment .......................................................            1,484            1,477            1,388
  Federal deposit insurance premiums ............................................               47               51               46
  Franchise taxes ...............................................................              363              308              274
  Other operating ...............................................................            1,890            1,826            1,667
  Operating expenses previously paid by or allocated to M.H.C. ..................               --               --               35
                                                                                           -------          -------          -------
    Total general, administrative and other expense .............................            8,971            8,417            7,722
                                                                                           -------          -------          -------
    Earnings before incomes taxes ...............................................            3,858            3,989            2,762

Federal incomes taxes:
  Current .......................................................................              524            1,210              620
  Deferred ......................................................................              630                7              319
                                                                                           -------          -------          -------
    Total federal income taxes ..................................................            1,154            1,217              939
                                                                                           -------          -------          -------

    NET EARNINGS ................................................................          $ 2,704          $ 2,772          $ 1,823
                                                                                           =======          =======          =======
    Basic earnings per share ....................................................          $   .72          $   .71          $   .47
                                                                                           =======          =======          =======

    Diluted earnings per share ..................................................          $   .72          $   .71          $   .47
                                                                                           =======          =======          =======

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
WS------------------------------------------------------------------------------

                          For the year ended March 31,
                                 (In thousands)

                                                                                                  2004          2003          2002
                                                                                                -------       -------       -------
Net earnings .............................................................................      $ 2,704       $ 2,772       $ 1,823
Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
    during the year, net of taxes (benefits) of $183, $59, and $(6) ......................          367           118           (11)

  Reclassification adjustment for realized gains included in earnings, net of taxes
    of $5 and $9 for the years ended March 31, 2004 and 2003 .............................          (11)          (17)           --

Minimum pension liability adjustment, net of tax (benefits) of $142 and $(142)
  for fiscal 2004 and 2003, respectively .................................................          275          (275)           --
                                                                                                -------       -------       -------
Comprehensive income .....................................................................      $ 3,335       $ 2,598       $ 1,812
                                                                                                =======       =======       =======

Accumulated comprehensive income (loss) ..................................................      $   479       $  (152)      $    22
                                                                                                =======       =======       =======

The accompanying notes are an integral part of these statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------WS

               For the years ended March 31, 2004, 2003, and 2002
                   (Dollars in thousands, except share data)

                                                                                                                 Other
                                                                                                                 compre-    Total
                                                         Additional              Shares     Shares    Treasury   hensive    stock-
                                                Common     paid-in   Retained   acquired   acquired    stock -   income    holders'
                                                 stock     capital   earnings    by ESOP     by MRP    at cost   (loss)     equity
                                                -------    -------   --------    -------    -------    -------   ------    --------
Balance at March 31, 2001 ...................   $ 2,639    $14,436   $  9,150    $    --    $    --    $(1,003)   $  33    $ 25,255

Stock options exercised .....................         2          8         --         --         --         --       --          10

Net earnings for the year ended
  March 31, 2002 ............................        --         --      1,823         --         --         --       --       1,823

Cash dividends of $.45 per share ............        --         --       (852)        --         --         --       --        (852)

Purchase of treasury shares - at cost .......        --         --         --         --         --       (178)      --        (178)

Unrealized losses on securities
  designated as available for sale,
  net of related tax effects ................        --         --         --         --         --         --      (11)        (11)
                                                -------    -------   --------    -------    -------    -------    -----    --------
Balance at March 31, 2002 ...................     2,641     14,444     10,121         --         --     (1,181)      22      26,047

Stock options exercised .....................         3         13         --         --         --         --       --          16

Reorganization and related common
  stock offering - net ......................    (2,255)    19,751         --     (1,612)        --      1,181       --      17,065

Net earnings for the year
  ended March 31, 2003 ......................        --         --      2,772         --         --         --       --       2,772

Dividends declared of $.45 per share ........        --         --     (1,063)        --         --         --       --      (1,063)

Minimum pension liability adjustment,
  net of related tax effects ................        --         --         --         --         --         --     (275)       (275)

Unrealized gains on securities
  designated as available for sale,
  net of related tax effects ................        --         --         --         --         --         --      101         101
                                                -------    -------   --------    -------    -------    -------    -----    --------
Balance at March 31, 2003 ...................       389     34,208     11,830     (1,612)        --         --     (152)     44,663

Shares purchased for MRP ....................        --         --         --         --     (1,142)        --       --      (1,142)

Stock options exercised .....................         2         59         --         --         --         --       --          61

Amortization of stock benefit plans .........        --         98         --        156         --         --       --         254

Net earnings for the year
  ended March 31, 2004 ......................        --         --      2,704         --         --         --       --       2,704

Dividends declared of $.47 per share ........        --         --     (1,807)        --         --         --       --      (1,807)

Minimum pension liability adjustment,
  net of related tax effects ................        --         --         --         --         --         --      275         275

Purchase of treasury shares at cost .........        --         --         --         --         --     (1,803)      --      (1,803)

Unrealized gains on securities
  designated as available for sale,
  net of related tax effects ................        --         --         --         --         --         --      356         356
                                                -------    -------   --------    -------    -------    -------    -----    --------
Balance at March 31, 2004 ...................   $   391    $34,365   $ 12,727    $(1,456)   $(1,142)   $(1,803)   $ 479    $ 43,561
                                                =======    =======   ========    =======    =======    =======    =====    ========

The accompany notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
WS------------------------------------------------------------------------------

                          For the year ended March 31,
                                 (In thousands)

                                                                                             2004            2003            2002
                                                                                           --------        --------        --------
Cash flows provided by (used in) operating activities:
  Net earnings for the year ........................................................       $  2,704        $  2,772        $  1,823
Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
  Amortization of discounts and premiums on loans,
    investments and mortgage-backed securities -- net ..............................          1,409             480              (3)
  Amortization of deferred loan origination fees ...................................           (512)           (460)           (432)
  Depreciation and amortization ....................................................            507             555             590
  Amortization of employee benefit plans ...........................................            254              --              --
  Gain on sale of loans ............................................................            (87)            (57)           (241)
  Gain on sale of mortgage-backed securities available for sale ....................            (16)            (26)             --
  Proceeds from sale of loans in the secondary market ..............................          6,285           4,055          27,371
  Loans originated for sale in the secondary market ................................         (6,203)         (2,615)        (26,269)
  Provision for losses on loans ....................................................            173              91             134
  Federal Home Loan Bank stock dividends ...........................................           (164)           (177)           (219)
  Increase (decrease) in cash due to changes in:
    Accrued interest receivable on loans ...........................................            147             205             175
    Accrued interest receivable on mortgage-backed securities ......................            (20)           (297)            (41)
    Accrued interest receivable on investments
      and interest-bearing deposits ................................................             (5)            (63)            (39)
    Prepaid expenses and other assets ..............................................         (1,017)            167            (403)
    Accrued interest payable .......................................................            (49)             12             (22)
    Accounts payable on mortgage loans serviced for others .........................            (12)             14            (118)
    Other liabilities ..............................................................           (255)            136             (65)
    Federal income taxes
      Current ......................................................................           (288)           (120)             55
      Deferred .....................................................................            630               7             319
                                                                                           --------        --------        --------
        Net cash provided by operating activities ..................................          3,481           4,679           2,615
Cash flows provided by (used in) investing activities:
  Purchase of investment securities held to maturity ...............................             --         (13,953)        (16,250)
  Purchase of investment securities designated as available for sale ...............        (22,067)        (25,649)             --
  Proceeds from maturity of investment securities held to maturity .................          4,735          17,420           7,617
  Proceeds from maturity of investments securities designated
    as available for sale ..........................................................         22,088           8,573              --
  Purchase of mortgage-backed securities held to maturity ..........................             --          (3,545)        (12,108)
  Purchase of mortgage-backed securities designated available for sale .............        (55,526)        (73,897)         (2,047)
  Principal repayments on mortgage-backed securities held to maturity ..............          5,255           7,368           3,894
  Principal repayments on mortgage-backed securities
    designated as available for sale ...............................................         31,908           6,596           1,482
  Proceeds from sale of mortgage-backed securities .................................          4,373           4,594              --
  Loan principal repayments ........................................................         89,107          80,362          66,077
  Loan disbursements ...............................................................        (65,658)        (58,616)        (70,239)
  Purchase of office premises and equipment ........................................           (431)           (165)         (1,018)
  Purchase of bank-owned life insurance ............................................           (940)         (5,000)             --
  Increase in cash surrender value of life insurance ...............................           (260)           (121)             --
  Proceeds from sale of land and other real estate .................................            172               8              12
  Decrease in certificates of deposit in other financial institutions ..............             --              --           5,700
  Purchase of Federal Home Loan Bank stock .........................................             --             (97)            (38)
                                                                                           --------        --------        --------
    Net cash provided by (used in) investing activities ............................         12,756         (56,122)        (16,918)
                                                                                           --------        --------        --------
    Net cash provided by (used in) operating and investing activities
      (balance carried forward) ....................................................         16,237         (51,443)        (14,303)
                                                                                           --------        --------        --------

------------------------------------------------------------------------------WS

                          For the year ended March 31,
                                 (In thousands)

                                                                                               2004           2003           2002
                                                                                             --------       --------       --------
    Net cash provided by (used in) operating and investing activities
      (balance brought forward) .......................................................      $ 16,237       $(51,443)      $(14,303)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts .........................................        (9,101)           (26)        23,251
  Proceeds from Federal Home Loan Bank advances .......................................            --         25,000          5,000
  Repayments of Federal Home Loan Bank advances .......................................            --             --         (6,000)
  Advances by borrowers for taxes and insurance .......................................           (95)          (168)            53
  Reorganization and cash proceeds from related
    common stock offering - net .......................................................            --         17,065             --
  Dividends paid on common stock ......................................................        (1,786)          (831)          (852)
  Tax benefits related to employee stock plans ........................................            20             --             --
  Proceeds from exercise of stock options .............................................            61             16             10
  Shares acquired by Management Recognition Plan ......................................        (1,142)            --             --
  Purchase of treasury shares - at cost ...............................................        (1,803)            --           (178)
                                                                                             --------       --------       --------
    Net cash provided by (used in) financing activities ...............................       (13,846)        41,056         21,284
                                                                                             --------       --------       --------
Net increase (decrease) in cash and cash equivalents ..................................         2,391        (10,387)         6,981

Cash and cash equivalents at beginning of year ........................................        17,496         27,883         20,902
                                                                                             --------       --------       --------
Cash and cash equivalents at end of year ..............................................      $ 19,887       $ 17,496       $ 27,883
                                                                                             ========       ========       ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes ..............................................................      $    630       $  1,083       $    637
                                                                                             ========       ========       ========
    Interest on deposits and borrowings ...............................................      $  7,196       $  9,157       $ 12,370
                                                                                             ========       ========       ========
Supplemental disclosure of noncash investing and financing activities:
  Transfers from loans to real estate acquired through foreclosure ....................      $    279       $     --       $     --
                                                                                             ========       ========       ========
  Issuance of mortgage to facilitate sale of impaired loan collateral .................      $     --       $    450       $     93
                                                                                             ========       ========       ========
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects ........................................................      $    356       $    101       $    (11)
                                                                                             ========       ========       ========
  Minimum pension liability adjustment,
    net of related tax effects ........................................................      $   (275)      $    275       $     --
                                                                                             ========       ========       ========
  Recognition of mortgage servicing rights
    in accordance with SFAS No. 140 ...................................................      $     61       $     24       $    273
                                                                                             ========       ========       ========
  Dividends payable ...................................................................      $    446       $    232       $    208
                                                                                             ========       ========       ========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

                              NOTE A -- SUMMARY OF
                        SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Wayne Savings Community Bank ("Wayne Savings" or the "Bank"). Prior to the fiscal year ended March 31, 2003, a majority (52.5%) of the Company's shares were owned by Wayne Savings Bankshares M.H.C. ("Bankshares," "parent" or "M.H.C."), a mutual holding company, as defined under Office of Thrift Supervision ("OTS") regulations. On January 8, 2003, the Company completed a reorganization and related common stock offering which culminated with the M.H.C. merging with and into the Bank in a manner similar to a pooling-of-interests. In fiscal 1999, Bankshares and Wayne Savings formed a new federal savings bank subsidiary of Wayne Savings in North Canton, Ohio, Village Savings Bank, F. S. B. ("Village"), which was merged into Wayne Savings Community Bank as of September 30, 2003. Intercompany transactions and balances are eliminated in the consolidated financial statements.

      The Bank conducts a general banking business in north central Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

      The Bank recognized $61,000, $24,000 and $273,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

      SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of

------------------------------------------------------------------------------WS

future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      The Bank recorded amortization related to mortgage servicing rights totaling approximately $164,000, $164,000 and $109,000 for the years ended March 31, 2004, 2003 and 2002, respectively. At March 31, 2004 and 2003, the carrying value of the Bank's mortgage servicing rights, which approximated fair value, totaled $281,000 and $381,000, respectively.

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. There were no loans identified as held for sale at either March 31, 2004, or March 31, 2003.

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

4. Allowance for Loan Losses

      It is the Bank's policy to provide valuation allowances for losses inherent within the loan portfolio that are both probable and can be reasonably estimated. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

      The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in multi-family, commercial and nonresidential loans, and the evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

      It is the Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans are evaluated for impairment at the time it becomes possible that the Bank will not collect all contractual amounts due. Generally, this analysis is performed before a loan becomes ninety days delinquent.

      Information with respect to loans defined as impaired under SFAS No. 114 is summarized below:

                                                    2004       2003        2002
                                                    ----       ----        ----
                                                          (In thousands)

Investment in impaired
  loans ....................................        $ --      $1,811      $3,012
Impaired loans with no
  measurement of loss ......................          --       1,811       2,493
Impaired loans with
  measurement of loss ......................          --          --         519
Allocated allowance
  for loan losses ..........................          --          --         105
Average impaired loans .....................         906       2,412       1,829
Charge-off of principal
  related to impaired
  loans ....................................          --          84          --

      During the time a loan is deemed impaired, the Bank records interest income using the cash method of accounting. Interest income on impaired loans totaled approximately $249,000, $24,000 and $233,000 for the fiscal years ended March 31, 2004, 2003 and 2002.

5. Office Premises and Equipment

      Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

and amortization are provided on the straight-line method over the remaining useful lives of the assets, estimated to be twenty to fifty-five years for buildings and improvements, five to ten years for furniture and equipment, ten to twenty years for leasehold improvements, and forty years for safe deposit boxes. An accelerated method is used for tax reporting purposes.

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

8. Earnings Per Share

      Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year, restated as to fiscal 2002 for the effects of the Company's reorganization and related stock offering. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. For each of the years presented, there were no shares excluded from the diluted earnings per share calculation because the related options were anti-dilutive. The computations are as follows:

                                            2004           2003           2002
                                         ---------      ---------      ---------
Weighted-average
  common shares
  outstanding (basic)                    3,738,686      3,887,881      3,884,253

Dilutive effect of
  assumed exercise
  of stock options                          12,499         14,196         16,372
                                         ---------      ---------      ---------
Weighted-average
  common shares
  outstanding (diluted)                  3,751,185      3,902,077      3,900,625
                                         =========      =========      =========

9. Stock Option Plans

      The Company has a 1993 incentive Stock Option Plan that provided for the issuance of 196,390 adjusted shares of authorized shares of common stock with 10,123 options outstanding at March 31, 2004. In fiscal 2004, the Company adopted a new Stock Option Plan that provided for the issuance of 142,857 incentive options and 61,224 non-incentive options of authorized common stock. As of March 31, 2004, all options under the 2004 Plan have been granted and expire in fiscal 2014.

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

      In accordance with APB Opinion No. 25, no compensation cost has been recognized for the plans. Had compensation

------------------------------------------------------------------------------WS

cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reported in the manner presented below:

                                               2004         2003          2002
                                            ---------    ---------     ---------
Net earnings                                $   2,704    $   2,772     $   1,823
    Stock-based compensation,
      net of tax                                   --          (21)           --
                                            ---------    ---------     ---------
    Pro forma net earnings                  $   2,704    $   2,751     $   1,823
                                            =========    =========     =========

Earnings per share
    Basic                                   $     .72    $     .71     $     .47
    Stock-based compensation,
      net of tax                                   --           --            --
                                            ---------    ---------     ---------
    Pro forma earnings per share                  .72    $     .71     $     .47
                                            =========    =========     =========

    Diluted                                 $     .72    $     .71     $     .47
    Stock-based compensation,
      net of tax                                   --         (.01)           --
                                            ---------    ---------     ---------
    Pro forma earnings per share            $     .72    $     .70     $     .47
                                            =========    =========     =========

The following information applies to options outstanding at March 31, 2004:

Number outstanding ..........................................            214,204
Range of exercise prices ....................................    $11.67 - $13.95
Weighted-average exercise price .............................             $13.84
Weighted-average remaining contractual life .................               9.25

      At March 31, 2004, 10,123 of the stock options are subject to exercise at the discretion of the grantees and expire in fiscal 2005, while the remaining 204,081 options are not subject to exercise and will expire in fiscal 2014.

      A summary of the status of the Company's stock option plans as of March 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

                                                  2004                           2003                          2002
                                         ------------------------        ----------------------        ----------------------
                                                         Exercise                      Exercise                      Exercise
                                          Shares          Price          Shares         Price          Shares         Price
                                         -------         --------        ------        --------        ------        --------
Outstanding at beginning of year          28,666         $   6.26        23,378        $   3.31        26,400        $   3.31
Granted                                  204,081            13.95        10,123           11.67            --              --
Exercised                                (18,543)            3.31        (4,835)           3.31        (3,022)           3.31
Forfeited                                     --               --            --              --            --              --
                                         -------         --------        ------        --------        ------        --------
Outstanding at end of year               214,204         $  13.84        28,666        $   6.26        23,378        $   3.31
                                         =======         ========        ======        ========        ======        ========
Options exercisable at year-end           10,123         $  11.67        28,666        $   6.26        23,378        $   3.31
                                         =======         ========        ======        ========        ======        ========
Fair value of options granted                            $   3.93                      $   3.17                            --
                                                         ========                      ========                      ========

--------------------------------------------------------------------------------

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

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 2004 and 2003:

      Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2003, 2002, and 2001

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

      Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2004 and 2003, the difference between the fair value and notional amount of loan commitments was not material.

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                                   2004                             2003
                                         -------------------------         -----------------------
                                         Carrying          Fair            Carrying         Fair
                                          value            value            value           value
                                         --------         --------         --------       --------
                                                               (In thousands)
Financial assets
  Cash and cash equivalents
    and interest-bearing
    deposits ........................    $ 19,887         $ 19,887         $ 17,496       $ 17,496
  Investment
    securities ......................      31,582           32,376           35,841         36,247
  Mortgage-backed
    securities ......................      88,428           88,455           76,002         76,078
  Loans receivable ..................     205,443          210,124          228,373        236,633
  Federal Home Loan
    Bank stock ......................       4,205            4,205            4,041          4,041
                                         --------         --------         --------       --------
                                          349,545         $355,047         $361,753       $370,495
                                         ========         ========         ========       ========
Financial liabilities
  Deposits ..........................    $291,830         $293,575         $300,931       $303,316
Advances from the
  Federal Home
  Loan Bank .........................      30,000           30,966           30,000         30,515
Advances by
  borrowers for taxes
  and insurance .....................         617              617              712            712
                                         --------         --------         --------       --------
                                         $322,447         $325,158         $331,643       $334,543
                                         ========         ========         ========       ========

12. Advertising

      Advertising costs are expensed when incurred. The Company's advertising expense totaled $132,000, $151,000 and $136,000 for the fiscal years ended March 31, 2004, 2003 and 2002 respectively.

13. Reclassifications

      Certain prior year amounts have been reclassified to conform to the March 31, 2004 consolidated financial statement presentation.

------------------------------------------------------------------------------WS

                            NOTE B - INVESTMENT AND
                           MORTGAGE-BACKED SECURITIES

      Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:

                                                         March 31, 2004
                                      --------------------------------------------------------
                                                      Gross           Gross          Estimated
                                      Amortized     unrealized     unrealized          fair
                                        cost          gains           losses           value
                                      ---------     ----------     ----------        ---------
                                                         (In thousands)
Held-to-maturity
Corporate bonds
  and notes ....................       $10,054         $704          $    --          $10,758
U.S. Government and
  agency obligations ...........         3,868           76                3            3,941
Municipal obligations ..........           114           17               --              131
                                       -------         ----          -------          -------
                                       $14,036         $797          $     3          $14,830
                                       =======         ====          =======          =======
Available for sale
Corporate bonds
  and notes ....................       $ 1,516         $144          $    --          $ 1,660
U.S. Government and
  agency obligations ...........        11,060          261               --           11,321
Municipal obligations ..........         4,427          138               --            4,565
                                       -------         ----          -------          -------
                                       $17,003         $543          $    --          $17,546
                                       =======         ====          =======          =======

                                                          March 31, 2003
                                      --------------------------------------------------------
                                                      Gross           Gross          Estimated
                                      Amortized     unrealized     unrealized          fair
                                        cost          gains           losses           value
                                      ---------     ----------     ----------        ---------
                                                          (In thousands)
Held-to-maturity
Corporate bonds
  and notes ....................       $10,587         $218          $    22          $10,783
U.S. Government and
  agency obligations ...........         8,093          201                4            8,290
Municipal obligations ..........           125           13               --              138
                                       -------         ----          -------          -------
                                       $18,805         $432          $    26          $19,211
                                       =======         ====          =======          =======

Available for sale
Mutual funds ...................       $10,009         $ --          $    --          $10,009
Corporate bonds
  and notes ....................         1,534           --                3            1,531
U.S. Government and
  agency obligations ...........         2,022           --                3            2,019
Municipal obligations ..........         3,499           10               32            3,477
                                       -------         ----          -------          -------
                                       $17,064         $ 10          $    38          $17,036
                                       =======         ====          =======          =======

The amortized cost and estimated fair value of investment securities at March 31, 2004, by term to maturity are shown below.

                                                        Amortized      Estimated
                                                          cost         fair value
                                                        ---------      ----------
                                                              (In thousands)
Held-to-maturity
Due in one year or less ........................         $ 2,000         $ 2,031
Due within one to three years ..................          11,054          11,803
Due in over five years .........................             982             996
                                                         -------         -------
                                                         $14,036         $14,830
                                                         =======         =======
Available for sale
Due in one year or less ........................         $   500         $   502
Due within one to three years ..................           1,988           2,020
Due within three to five years .................          10,088          10,459
Due in over five years .........................           4,427           4,565
                                                         -------         -------
                                                         $17,003         $17,546
                                                         =======         =======

      The Company had pledged $2.3 million and $3.1 million in investment securities to secure public deposits at March 31, 2004 and 2003, respectively.

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at March 31, 2004 and 2003, including those designated as available for sale, are summarized as follows:

                                                                    2004
                                                -----------------------------------------------
                                                              Gross        Gross      Estimated
                                                Amortized  unrealized   unrealized       fair
                                                  cost        gains        losses        value
                                                ---------  ----------   ----------    ---------
                                                                (In thousands)
Held-to-maturity
  Federal Home Loan
    Mortgage Corporation
    participation certificates .............     $ 1,190       $ 16       $    --       $ 1,206
  Government National
    Mortgage Association
    participation certificates .............       1,587          4            12         1,579
  Federal National
    Mortgage Association
    participation certificates .............       1,706         20             1         1,725
                                                 -------       ----       -------       -------
                                                 $ 4,483       $ 40       $    13       $ 4,510
                                                 =======       ====       =======       =======
Available for sale
  Federal Home Loan
    Mortgage Corporation
    participation certificates .............     $32,153       $160       $   118       $32,195
  Government National
    Mortgage Association
    participation certificates .............       1,753          9             3         1,759
  Federal National
    Mortgage Association
    participation certificates .............      47,553        319           212        47,660
  Private Issue
    Mortgage Association
    participation certificates .............       2,303         28            --         2,331
                                                 -------       ----       -------       -------
                                                 $83,762       $516       $   333       $83,945
                                                 =======       ====       =======       =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

                                                                2003
                                             ----------------------------------------------
                                                          Gross        Gross      Estimated
                                             Amortized  unrealized  unrealized      fair
                                               cost       gains       losses        value
                                             ---------  ----------  ----------    ---------
                                                            (In thousands)
Held-to-maturity
  Federal Home Loan
    Mortgage Corporation
    participation certificates ..........     $ 2,976      $ 19      $     4       $ 2,991
  Government National
    Mortgage Association
    participation certificates ..........       2,800        32           --         2,832
  Federal National
    Mortgage Association
    participation certificates ..........       4,075        29           --         4,104
                                              -------      ----      -------       -------
                                              $ 9,851      $ 80      $     4       $ 9,927
                                              =======      ====      =======       =======
Available for sale
  Federal Home Loan
    Mortgage Corporation
    participation certificates ..........     $20,403      $120      $    --       $20,523
  Government National
    Mortgage Association
    participation certificates ..........       1,898        23           --         1,921
  Federal National
    Mortgage Association
    participation certificates ..........      43,636       150           79        43,707
                                              -------      ----      -------       -------
                                              $65,937      $293      $    79       $66,151
                                              =======      ====      =======       =======

      The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 2004, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                              March 31, 2004
                                                              Amortized Cost
                                                              --------------
                                                              (In thousands)

Held-to-maturity
   Due within three years ................................         $   105
   Due after three years .................................           4,378
                                                                   -------
                                                                   $ 4,483
                                                                   =======

Available for sale
   Due within three years ................................         $    60
   Due after three years .................................          83,702
                                                                   -------
                                                                   $83,762
                                                                   =======

--------------------------------------------------------------------------------

               UNREALIZED LOSSES ON AVAILABLE FOR SALE SECURITIES

                                      Less than 12 Months                 12 Months or Longer                     Total
                              --------------------------------   ---------------------------------   -------------------------------
                               Number of    Fair    Unrealized    Number of     Fair    Unrealized    Number of    Fair   Unrealized
                              Investments   Value     Losses     Investments    Value     Losses     Investments   Value    Losses
                              -----------   -----   ----------   -----------    -----   ----------   -----------   -----  ----------
                                                                        (Dollars in thousands)
U.S. Government agency
  obligations .................   --       $    --     $ --           1        $  505       $ 3            1      $   505     $  3
Mortgage-backed securities ....   26        32,828      339           1         3,040         7           27       35,868      346
                                ----       -------     ----         ---        ------       ---         ----      -------     ----
Total temporarily impaired
  securities ..................   26       $32,828     $339           2        $3,545       $10           28      $36,373     $349
                                ====       =======     ====         ===        ======       ===         ====      =======     ====

      Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

------------------------------------------------------------------------------WS

                           NOTE C -- LOANS RECEIVABLE

      The composition of the loan portfolio at March 31 is as follows:

                                                           2004           2003
                                                         --------       --------
                                                              (In thousands)

Residential real estate - 1 to 4 family ..........       $171,736       $200,764
Residential real estate - multi-family ...........          6,800          8,512
Residential real estate - construction ...........          2,914          3,548
Nonresidential real estate and land ..............          5,994          8,211
Commercial .......................................         18,916          7,427
Consumer and other ...............................          3,156          3,892
                                                         --------       --------
                                                          209,516        232,354
Less:
  Undisbursed portion of loans in
    process ......................................          2,579          2,244
  Deferred loan origination fees .................            679          1,059
  Allowance for loan losses ......................            815            678
                                                         --------       --------
                                                         $205,443       $228,373
                                                         ========       ========

      As depicted above, the Bank's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $178.9 million, or 87%, of the total loan portfolio at March 31, 2004, and $210.6 million, or 92%, of the total loan portfolio at March 31, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, are subject to the risk that real estate values could deteriorate in their primary lending areas of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

      As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $35.3 million, $47.9 million and $60.6 million at March 31, 2004, 2003 and 2002, respectively.

      In the normal course of business, the Bank has made loans to directors, officers and their related business interests. Related party loans are made on the same terms that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $2.7 million, $2.6 million and $2.7 million at March 31, 2004, 2003 and 2002, respectively. During fiscal 2004, the Company disbursed $2.5 million of loans to officers and directors and received principal repayments of $2.4 million. At March 31, 2004, $2.4 million of related party loans was a nonresidential real estate loan.

                       NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                                 2004         2003         2002
                                                -----        -----        -----
                                                         (In thousands)

Balance at beginning of year ............       $ 678        $ 730        $ 655
Provision for losses on loans ...........         173           91          134
Charge-offs of loans ....................         (65)        (158)         (63)
Recovery of loans previously
  charged off ...........................          29           15            4
                                                -----        -----        -----
Balance at end of year ..................       $ 815        $ 678        $ 730
                                                =====        =====        =====

      As of March 31, 2004, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

      Nonaccrual, nonperforming and impaired loans totaled approximately $747,000, $2.5 million and $3.8 million at March 31, 2004, 2003 and 2002, respectively.

      During the years ended March 31, 2004, 2003 and 2002, interest income of approximately $37,000, $208,000 and $99,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                     NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office premises and equipment at March 31 are comprised of the following:

                                                          2004            2003
                                                         -------         -------
                                                             (In thousands)
Land and improvements ..........................         $ 1,656         $ 1,643
Office buildings and improvements ..............           6,622           6,583
Furniture, fixtures and equipment ..............           3,491           3,112
Leasehold improvements .........................             356             356
                                                         -------         -------
                                                          12,125          11,694
Less accumulated depreciation
  and amortization .............................           3,383           2,876
                                                         -------         -------
                                                         $ 8,742         $ 8,818
                                                         =======         =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

                               NOTE F - DEPOSITS

      Deposits consist of the following major classifications at March 31:

                                                  2004                 2003
                                                --------             --------
Deposit type and weighted-                              (In thousands)
average interest rate

NOW accounts
  2004 - .33% ..............................    $ 42,679
  2003 - .56% ..............................                         $ 39,982
Passbook
  2004 -  .78% .............................      82,093
  2003 - 1.05% .............................                           84,478
Money Market Investor
  2004 -  .84% .............................      11,893
  2003 - 1.20% .............................                           13,647
                                                --------             --------
Total demand, transaction and
  passbook deposits ........................     136,665              138,107

Certificates of deposit
  Original maturities of:
  Less than 12 months
    2004 - 1.01% ...........................      15,841
    2003 - 1.66% ...........................                           19,400
  12 months to 24 months
    2004 - 1.59% ...........................      43,545
    2003 - 2.44% ...........................                           53,755
  25 months to 36 months
    2004 - 3.49% ...........................      17,860
    2003 - 3.92% ...........................                           15,870
  More than 36 months
    2004 - 4.49% ...........................      42,781
    2003 - 4.75% ...........................                           35,184
  Jumbo
    2004 - 3.29% ...........................      35,138
    2003 - 4.04% ...........................                           38,615
                                                --------             --------
Total certificates of deposit ..............     155,165              162,824
                                                --------             --------
Total deposit accounts .....................    $291,830             $300,931
                                                ========             ========

      At March 31, 2004 and 2003, the Bank had certificates of deposit with balances in excess of $100,000 totaling $34.4 million and $48.7 million, respectively.

      Interest expense on deposits for the years ended March 31 is summarized as follows:

                                             2004           2003           2002
                                            ------        -------        -------
                                                      (In thousands)
Passbook ...........................        $  688        $ 1,474        $ 1,674
NOW and money market
  deposit accounts .................           269            540            771
Certificates of deposit ............         4,942          6,418          9,610
                                            ------        -------        -------
                                            $5,899        $ 8,432        $12,055
                                            ======        =======        =======

      Maturities of outstanding certificates of deposit at March 31 are summarized as follows:

                                                       2004               2003
                                                     --------           --------
                                                           (In thousands)
Less than one year .......................           $ 86,381           $ 95,625
One to three years .......................             45,051             34,396
Over three years .........................             23,733             32,803
                                                     --------           --------
                                                     $155,165           $162,824
                                                     ========           ========

                           NOTE G - ADVANCES FROM THE
                             FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank were collateralized at March 31, 2004 and 2003 by pledges of certain residential mortgage loans totaling $37.5 million each year, and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

  Interest              Maturing in year
    rate                ending March 31,                2004              2003
--------------          ----------------              -------           -------
                                                        (Dollars in thousands)
5.07% - 5.29%                 2005                    $ 5,000           $ 5,000
3.13% - 3.36%                 2007                      7,500             7,500
3.51% - 3.61%                 2008                      5,000             5,000
4.01%                         2009                      2,500             2,500
4.34% - 4.87%              2010 and
                          thereafter                   10,000            10,000
                                                      -------           -------
                                                      $30,000           $30,000
                                                      =======           =======
Weighted-average interest rate                           4.15%             4.15%
                                                      =======           =======

------------------------------------------------------------------------------WS

                          NOTE H - FEDERAL INCOME TAXES

      The effective tax rates were 29.9%, 30.5% and 34.0% for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. The decreases in the effective tax rates for fiscal 2004 and 2003 were primarily due to tax-free income arising from various interest-earning assets.

      The composition of the Company's net deferred tax liability at March 31 is as follows:

                                                           2004           2003
                                                         -------        -------
                                                             (In thousands)
Taxes (payable) refundable on
temporary differences at
statutory rate:
  Deferred tax assets
    Deferred loan origination fees ...............       $     3        $    --
    General loan loss allowance ..................           277            231
    Pension expense ..............................            --            184
    Reserve for uncollected interest .............            14             71
    Real estate acquired through
      foreclosure ................................            38             38
    Other ........................................            23             69
                                                         -------        -------
    Deferred tax assets ..........................           355            593
                                                         -------        -------
  Deferred tax liabilities
    Pension ......................................          (147)            --
    Federal Home Loan Bank
      stock dividends ............................          (938)          (882)
    Book/tax depreciation differences ............          (202)          (156)
    Deferred loan origination costs ..............            --            (33)
    Unrealized gains on securities
      designated as available for sale ...........          (247)           (63)
    Tax bad debt reserve .........................            --            (11)
    Bad debt deduction ...........................           (40)            --
    Mortgage servicing rights ....................           (93)          (130)
                                                         -------        -------
    Deferred tax liabilities .....................        (1,667)        (1,275)
                                                         -------        -------
  Total deferred tax liability ...................       $(1,312)       $  (682)
                                                         =======        =======

      Prior to fiscal 1997, Wayne Savings was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This cumulative percentage of earnings bad debt deduction totaled approximately $2.7 million as of March 31, 2004. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $918,000 at March 31, 2004. Wayne Savings is required to recapture as taxable income approximately $200,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. Wayne Savings has provided deferred taxes for this amount and is amortizing the recapture of the bad debt reserve in taxable income over a six-year period, which commenced in fiscal 1999.

      At March 31, 2004, the Company's tax return for the year ended March 31, 1999, was under examination. The Company does not expect any material adverse adjustments as a result of the examination.

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

      At March 31, 2004, the Company had total outstanding commitments of approximately $3.2 million to originate loans, of which $2.9 million were comprised of fixed-rate loans at rates ranging from 4.75% to 6.50% and $300,000 were comprised of adjustable-rate loans at rates ranging from 4.50% to 6.25%. The Bank also had loans in process of $2.6 million at March 31, 2004, consisting of $1.2 million of one-to-four family loans and $1.4 million nonresidential real estate loans. The Company had unused lines of credit outstanding under home equity loans $18.0 million and $17.1 million at March 31, 2004 and 2003. The Company had unused lines of credit outstanding under credit cards of $5.5 million and $4.7 million at March 31, 2004 and 2003, respectively. Additionally, the Company had unused lines of credit under commercial loans of $6.7 million and $4.3 million at March 31, 2004 and 2003. The Company had letters of credit of $360,000 at the fiscal year ended March 31, 2004, and $5,000 at March 31, 2003. At March 31, 2003, the Company had outstanding commitments to purchase $2.0 million of mortgage-backed securities.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

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

      The Company leases certain branch banking facilities under operating leases. The minimum annual lease payments over the initial lease term are as follows:

 Fiscal year ended                                  (In thousands)
 -----------------                                  --------------

        2005 ......................................       $ 71
        2006 ......................................         65
        2007 ......................................         49
        2008 ......................................         30
        Thereafter ................................         35
                                                          ----
        Total .....................................       $250
                                                          ====

      The Company incurred rental expense under operating leases totaling approximately $68,000, $68,000 and $66,000 for the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

      There were no material contingent liabilities at March 31, 2004 or 2003.

                           NOTE J - REGULATORY CAPITAL

      The Bank is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement.

The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on their statement of financial condition by a defined risk-weighting factor, e.g. one- to four-family residential loans carry a risk-weighted factor of 50%.

      As of March 31, 2004, management believes that the Bank met all capital adequacy requirements to which they were subject. As of the most recent examination date, the Bank was advised by the OTS that they met the definition of "well capitalized" institution.

      The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

      The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year, plus the two preceding years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of the limitation.

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

------------------------------------------------------------------------------WS

                Wayne Savings Community Bank as of March 31, 2004
                             (Dollars in thousands)

                                                                                 Required to be "well-
                                                   Required for capital        capitalized" under prompt
                                  Actual             adequacy purposes        corrective action provisions
                           -------------------    ---------------------       ----------------------------
                           Amount        Ratio     Amount         Ratio          Amount            Ratio
Tangible capital           $39,939       10.9%     >/=$ 5,492     >/=1.5%        >/=$ 18,305       >/= 5.0%
Core capital               $39,939       10.9%     >/=$14,644     >/=4.0%        >/=$ 21,966       >/= 6.0%
Risk-based capital         $40,754       21.0%     >/=$15,533     >/=8.0%        >/=$ 19,416       >/=10.0%

                Wayne Savings Community Bank as of March 31, 2003
                             (Dollars in thousands)

                                                                                 Required to be "well-
                                                   Required for capital        capitalized" under prompt
                                  Actual            adequacy purposes         corrective action provisions
                           -------------------    ---------------------       ----------------------------
                           Amount        Ratio     Amount         Ratio          Amount            Ratio
Tangible capital           $38,069       10.2%     >/=$ 5,604     >/=1.5%        >/=$ 18,680       >/= 5.0%
Core capital               $38,069       10.2%     >/=$14,944     >/=4.0%        >/=$ 22,416       >/= 6.0%
Risk-based capital         $38,748       20.2%     >/=$15,353     >/=8.0%        >/=$ 19,191       >/=10.0%

--------------------------------------------------------------------------------

                Village Savings Bank, F.S.B. as of March 31, 2003
                             (Dollars in thousands)

                                                                                 Required to be "well-
                                                   Required for capital         capitalized" under prompt
                                  Actual            adequacy purposes         corrective action provisions
                           -------------------    ---------------------       ----------------------------
                           Amount        Ratio    Amount          Ratio          Amount            Ratio
Tangible capital           $5,311        10.5%    >/=$    759     >/=1.5%        >/=$  2,529       >/= 5.0%
Core capital               $5,311        10.5%    >/=$  2,023     >/=4.0%        >/=$  3,034       >/= 6.0%
Risk-based capital         $5,358        28.7%    >/=$  1,471     >/=8.0%        >/=$  1,839       >/=10.0%

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

                       NOTE K - PENSION AND BENEFIT PLANS

      The Company had a non-contributory insured defined benefit pension plan (the "Plan") covering all eligible employees. The Plan benefits were based on years-of-service and other factors. Effective December 31, 2003, Wayne Savings froze its defined pension plan. Management believes this action will at a minimum stabilize employee retirement costs at the fiscal 2004 expense level. Also in fiscal 2004, management changed the plan's investment structure from life insurance to stocks and bonds. At March 31, 2004, plan assets consisted of 22.0% cash, 19.0% stocks and 59.0% bonds. The Company made an additional $1.0 million contribution to the fund in the last quarter of fiscal 2004. The Company's intent is to terminate the plan at some point in the future when financial considerations are more favorable. Contributions are intended to provide for benefits attributed for service-to-date.

      Information with respect to the Plan for the years ended March 31, 2004, 2003 and 2002 is as follows:

      The changes in benefit obligations are computed as follows:

                                              2004          2003          2002
                                            -------       -------       -------
                                                        (In thousands)

Projected benefit obligation
  at beginning of year ...............      $ 2,002       $ 1,592       $ 1,280
Service cost .........................           55            55            63
Interest cost ........................          137           124           101
Actuarial loss .......................          351           428           203
Benefits paid ........................         (164)         (197)          (55)
                                            -------       -------       -------
Projected benefit obligation
  at end of year .....................      $ 2,381       $ 2,002       $ 1,592
                                            =======       =======       =======

      The changes in the Plan's assets are computed as follows:

                                              2004          2003          2002
                                            -------       -------       -------
                                                       (In thousands)

Fair value of plan assets at
  beginning of year ..................      $ 1,499       $ 1,508       $ 1,283
Actual return on plan assets .........          145           (22)           68
Employer contributions ...............        1,224           210           212
Benefits paid ........................         (164)         (197)          (55)
                                            -------       -------       -------
Fair value of plan assets
  at end of year .....................      $ 2,704       $ 1,499       $ 1,508
                                            =======       =======       =======

      The following table sets forth the Plan's funded status at March 31:

                                                             2004         2003
                                                            ------        -----
                                                               (In thousands)
Funded status ......................................        $  324        $ (84)
Unrecognized net actuarial gain (loss) .............           707           --
Unrecognized net transition asset ..................            --           --
Minimum additional liability .......................            --         (417)
                                                            ------        -----
Prepaid (accrued) pension cost .....................        $1,031        $(501)
                                                            ======        =====

      The weighted-average actuarial assumptions used were:

                                               2004          2003          2002
                                               ----          ----          ----
Weighted-average
  discount rate ......................         6.50%         8.00%         7.25%
Weighted-average rate of
  compensation increase ..............         0.00%         1.00%         1.00%
Weighted-average expected
  long-term rate of return on
  plan assets ........................         7.00%         7.00%         7.00%
                                               ====          ====          ====

      Net periodic pension costs includes the following components:

                                                   2004        2003        2002
                                                  -----       -----       -----
                                                         (In thousands)
Service cost ...............................      $  55       $  55       $  63
Interest cost ..............................         26         124         101
Actual return on plan assets ...............       (145)         22         (68)
Amortization of prior net loss .............        166           2         199
Amortization of net transition
  obligation ...............................         --           6           6
Unrecognized net actuarial loss ............         --        (132)        (27)
                                                  -----       -----       -----
Net periodic pension cost ..................      $ 102       $  77       $ 274
                                                  =====       =====       =====

      As previously stated, the Bank has a savings plan covering substantially all employees who meet certain age and service requirements. Under the plan, the Bank matches each participant's contribution - up to 3% of the participant's salary; a 50% match is provided for up to the next 4% of the participant's salary. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan totaled approximately $78,000, $44,000 and $44,000 for the fiscal years ended March 31, 2004, 2003 and
2002, respectively.

                           NOTE L - REORGANIZATION AND
                            CHANGE OF CORPORATE FORM

      In fiscal 2002, the Board of Directors of Wayne Savings Bankshares, M.H.C. (the "M.H.C.") adopted a plan of conversion and reorganization (the "plan") to convert the M.H.C from mutual to stock form and to complete a related stock offering in which shares of common stock representing the

------------------------------------------------------------------------------WS

MHC's ownership interest in the Company would be sold to investors.

      The plan was approved by the stockholders of the Company, the depositors of Wayne Savings Community Bank and the Office of Thrift Supervision ("OTS") in fiscal 2003, and the related stock offering was completed on January 8, 2003. As of that date, 1,350,699 shares owned by the M.H.C. were retired and the Company sold 2,040,816 shares of common stock for $10.00 per share. After consideration of the employee stock ownership plan ("ESOP") totaling $1.6 million and related expenses of $1.9 million, net proceeds from the stock offering amounted to $17.1 million. An additional 1,847,820 shares were issued to existing shareholders based on an exchange rate of 1.5109 new shares of common stock for each existing share, resulting in 3,888,795 total new shares outstanding.

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

   NOTE M -- CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

      The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended March 31, 2004, 2003, and 2002.

                        STATEMENTS OF FINANCIAL CONDITION
                                    March 31,

                                                                                                      2004                   2003
                                                                                                    --------               --------
                                                                                                             (In thousands)
ASSETS
Cash and due from banks ..............................................................              $    985               $    263
Investment securities available for sale at market ...................................                   502                  5,039
Mortgage-backed securities available for sale - at market ............................                   709                     --
Notes receivable from Wayne Savings ..................................................                 1,456                  1,612
Investment in Wayne Savings ..........................................................                40,445                 38,233
Prepaid expenses and other ...........................................................                    77                     48
                                                                                                    --------               --------
  Total assets .......................................................................              $ 44,174               $ 45,195
                                                                                                    ========               ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities ...............................................              $    613               $    532

Stockholders' equity
  Common stock and additional paid-in capital ........................................                34,756                 34,597
  Retained earnings ..................................................................                12,727                 11,830
  Less required contributions for ESOP shares ........................................                (1,456)                (1,612)
  Shares acquired by Management Recognition Plan .....................................                (1,142)                    --
  Less 112,500 shares held in treasury at March 31, 2004 .............................                (1,803)                    --
  Accumulated other comprehensive income (loss) ......................................                   479                   (152)
                                                                                                    --------               --------
  Total stockholders' equity .........................................................                43,561                 44,663
                                                                                                    --------               --------
  Total liabilities and stockholders' equity .........................................              $ 44,174               $ 45,195
                                                                                                    ========               ========

                             STATEMENTS OF EARNINGS
                          For the years ended March 31,

                                                                                 2004                   2003                  2002
                                                                                -------               -------               -------
                                                                                                  (In thousands)
Income
  Interest income ................................................              $   183               $    43               $     1
  Gain on sale of investment securities ..........................                    2                    --                    --
  Equity in earnings of subsidiary ...............................                2,851                 2,800                 1,928
                                                                                -------               -------               -------
    Total revenue ................................................                3,036                 2,843                 1,929
General and administrative expenses ..............................                  409                   192                   160
                                                                                -------               -------               -------
  Earnings before income tax credits .............................                2,627                 2,651                 1,769
  Federal income tax credits .....................................                  (77)                 (121)                  (54)
                                                                                -------               -------               -------
    NET EARNINGS .................................................              $ 2,704               $ 2,772               $ 1,823
                                                                                =======               =======               =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
WS------------------------------------------------------------------------------
                         March 31, 2004, 2003, and 2002

                            STATEMENTS OF CASH FLOWS
                          For the years ended March 31,

                                                                                                  2004          2003          2002
                                                                                                 -------      --------      -------
Cash flows from operating activities:                                                                      (In thousands)
  Net earnings for the year ................................................................     $ 2,704      $  2,772      $ 1,823
    Adjustments to reconcile net earnings to net cash provided by (used in)
      operating activities:
        Gain on sale of investment securities designated as available for sale .............          (2)           --           --
        Amortization and depreciation ......................................................          42            --           --
        Undistributed earnings of consolidated subsidiary ..................................      (1,351)       (2,121)        (773)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets ................................................         (29)          820         (534)
          Accrued expenses and other liabilities ...........................................          61          (821)         534
                                                                                                 -------      --------      -------
            Net cash provided by operating activities ......................................       1,425           650        1,050
Cash flows provided by (used in) investing activities
  Purchase of investment securities designated as available for sale .......................      (2,006)       (5,052)          --
  Proceeds from maturity of investment securities designated as available for sale .........       5,001            --           --
  Proceeds from sale of investment securities designated as available for sale .............       1,502            --           --
  Purchase of mortgage-backed securities designated as available for sale ..................        (716)           --           --
  Principal repayment on mortgage-backed securities designated as available for sale .......          10            --           --
  Repayments of ESOP loan ..................................................................         156            --           --
  Investment in Wayne Savings - net ........................................................          --       (11,700)          --
                                                                                                 -------      --------      -------
            Net cash provided by (used in) investing activities ............................       3,947       (16,752)          --
Cash flows provided by (used in) financing activities:
  Proceeds from reorganization and related stock offering - net ............................          --        17,065           --
  Payment of dividends on common stock .....................................................      (1,786)         (831)        (852)
  Purchase of treasury stock ...............................................................      (1,803)           --         (178)
  Proceeds from exercise of stock options ..................................................          61            16           10
  Prepaid tax benefits related to employee stock plans .....................................          20            --           --
  Shares acquired by Management Recognition Plan ...........................................      (1,142)           --           --
                                                                                                 -------      --------      -------
            Net cash provided by (used in) financing activities ............................      (4,650)       16,250       (1,020)
                                                                                                 -------      --------      -------
Net increase in cash and cash equivalents ..................................................         722           148           30
Cash and cash equivalents at beginning of year .............................................         263           115           85
                                                                                                 -------      --------      -------
Cash and cash equivalents at end of year ...................................................     $   985      $    263      $   115
                                                                                                 =======      ========      =======

                     NOTE N - PENDING BUSINESS COMBINATION

      The Company signed a definitive agreement on October 31, 2003, to acquire Stebbins Bancshares, Inc., (Stebbins) and its national bank subsidiary, Stebbins National Bank of Creston Ohio. The agreement, which remains subject to regulatory approval, provides for the Company to pay total cash considerations of $5.2 million. At March 31, 2004, Stebbins had total assets of $28.2 million and stockholders' equity of $3.3 million.

------------------------------------------------------------------------------WS

              NOTE O - QUARTERLY RESULTS OF OPERATIONS (unaudited)

      The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2004 and 2003.

                                                                              For the three month periods ended
                                                           -------------------------------------------------------------------------
                                                           June 30, 2003    September 30, 2003   December 31, 2003    March 31, 2004
                                                           -------------    ------------------   -----------------    --------------
                                                                               (In thousands, except share data)
Total interest income ..............................           $4,723              $4,501              $4,362             $4,630
Total interest expense .............................            1,932               1,796               1,736              1,683
                                                               ------              ------              ------             ------
Net interest income ................................            2,791               2,705               2,626              2,947
Provision for losses on loans ......................               32                  31                  --                110
Other income .......................................              510                 479                 490                454
General, administrative and other expense ..........            2,212               2,271               2,315              2,173
                                                               ------              ------              ------             ------
Earnings before income taxes .......................            1,057                 882                 801              1,118
Federal income taxes ...............................              326                 269                 241                318
                                                               ------              ------              ------             ------
Net earnings .......................................           $  731              $  613              $  560             $  800
                                                               ======              ======              ======             ======
Earnings per share
  Basic ............................................           $  .20              $  .16              $  .15             $  .21
                                                               ======              ======              ======             ======
  Diluted ..........................................           $  .20              $  .16              $  .15             $  .21
                                                               ======              ======              ======             ======

                                                                              For the three month periods ended
                                                           -------------------------------------------------------------------------
                                                           June 30, 2002    September 30, 2002   December 31, 2002    March 31, 2003
                                                           -------------    ------------------   -----------------    --------------
                                                                               (In thousands, except share data)
Total interest income ..............................           $5,049              $4,877              $5,056             $5,041
Total interest expense .............................            2,498               2,300               2,305              2,066
                                                               ------              ------              ------             ------
Net interest income ................................            2,551               2,577               2,751              2,975
Provision for losses on loans ......................               17                  21                  37                 16
Other income .......................................              344                 361                 468                476
General, administrative and other expense ..........            2,039               2,009               2,107              2,268
                                                               ------              ------              ------             ------
Earnings before income taxes .......................              839                 908               1,075              1,167
Federal income taxes ...............................              285                 301                 336                295
                                                               ------              ------              ------             ------
Net earnings .......................................           $  554              $  607              $  739             $  872
                                                               ======              ======              ======             ======
Earnings per share
  Basic ............................................           $  .15              $  .16              $  .19             $  .21
                                                               ======              ======              ======             ======
  Diluted ..........................................           $  .15              $  .16              $  .19             $  .21
                                                               ======              ======              ======             ======

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
WS------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                           Grant Thornton [LOGO]
Accountants and Management Consultants


               Report of Independent Certified Public Accountants

Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cincinnati, Ohio
April 29, 2004


Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

--------------------------------------------------------------------------------