Form 10-K, Exhibit 13
period 2005-03-31
WAYNE SAVINGS BANCSHARES INC /DE/
filed 2005-06-29
CIK 1036030

2005 ANNUAL REPORT
                               ------------------
                                TO STOCKHOLDERS

                                [GRAPHIC OMITTED]

                         WAYNE SAVINGS BANCSHARES, INC.

                                   Member FDIC

                                CORPORATE PROFILE
------------------------------------------------------------------------- [LOGO]

      Wayne Savings Bancshares, Inc. (hereinafter, the "Company") is the holding company parent of Wayne Savings Community Bank (the "Bank" or "Wayne Savings"), which was established in 1899. During the fiscal year ended March 31, 2003, the mutual holding company Wayne Savings Bankshares M.H.C. (the "M.H.C."), which previously owned a majority of the Company's outstanding shares of common stock, converted from the M.H.C. form of ownership to full stock form and merged with and into the Bank. The Company, which owned 100% of the Bank, was succeeded by a Delaware corporation of the same name. As part of the conversion, shares of the Company's common stock representing the M.H.C.'s ownership interest were sold in the offering.

      The offering of the Company's common stock culminated in the receipt of gross sale proceeds of $20.6 million which, after consideration of an employee stock plan of $1.6 million and applicable offering expenses of $1.9 million, resulted in net proceeds of $17.1 million.

      As a result of the conversion, all financial information that is based on or derived from the actual or outstanding shares of common stock during any period prior to fiscal 2003 was appropriately adjusted based on a 1.5109 to 1 exchange ratio. The conversion was accounted for as a change in corporate form with no change in the historical basis of assets, liabilities or stockholders' equity. The Company's common stock is traded on the NASDAQ stock market under the symbol "WAYN."

      The Bank has been serving the financial needs of the residents of Wayne, Holmes, Ashland, Medina and Stark counties in Ohio for 106 years. Headquartered in downtown Wooster, Ohio, the Bank also operates 11 full-service banking locations in Wooster, Millersburg, Ashland, Rittman, Lodi, North Canton and Creston. Throughout its long history and many economic cycles, Wayne Savings has enjoyed a fine reputation for stability, safety and soundness, and community service. The Bank has been noted for its sound management, consistent profitability and quality personal service to customers.

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

--------------------------------------------------------------------------------

                               BOARD OF DIRECTORS

[PHOTOS OMITTED]

Charles F. Finn
   Chairman

Russell L. Harpster

Joseph L. Retzler

James C. Morgan

Terry A. Gardner

Kenneth R. Lehman

Frederick J. Krum


-------------------------------------- 3 ---------------------------------------

                             DIRECTORS AND OFFICERS
[LOGO] -------------------------------------------------------------------------

IN RECOGNITION AND APPRECIATION ...

Joseph  L. Retzler

      Following 20 years of loyal, dedicated service on the Board of Directors of Wayne Savings Community Bank, Joseph L. Retzler will be stepping down as a director at this year's Annual Meeting of Stockholders. Mr. Retzler will continue to serve the Company in the role of Director Emeritus.

      Joseph Retzler is a highly respected businessman and citizen of the Wooster community, and it has been an honor to have him as a member of our Board. He was president and chief executive officer of Retzler Hardware in downtown Wooster until his retirement in 2003, and he has been actively involved in numerous community and civic organizations.

      The Retzler family has served Wayne Savings for 60 years, as Mr. Retzler's father, Herman Retzler, was a director for 40 years, from 1937 to 1977.

[PHOTO OMITTED]

Joseph L. Retzler

      Joe's steadiness and sound business advice will be missed, and the Board and Management extend sincere thanks and appreciation for his years of service.

--------------------------------------------------------------------------------

                         WAYNE SAVINGS BANCSHARES, INC.

Board of Directors                     Executive Officers

Charles F. Finn                        Charles F. Finn
Chairman                               Chairman And Chief Executive Officer

Russell L. Harpster                    Wanda Christopher-Finn
Joseph L. Retzler                      Executive Vice President
Terry A. Gardner                       And Chief Operating Officer
James C. Morgan
Kenneth R. Lehman                      Michael C. Anderson
Frederick J. Krum                      Executive Vice President And
                                         Chief Financial Officer
Kenneth G. Rhode, Emeritus             Corporate Secretary And Treasurer
Donald E. Massaro, Emeritus

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page

Stockholder Information ..................................................... 5
Chairman's Letter ........................................................... 6
Selected Consolidated Financial and Other Data .............................. 8
Management's Discussion and Analysis of Financial Condition and
 Results of Operations ..................................................... 10
Consolidated Statements of Financial Condition ............................. 20
Consolidated Statements of Earnings ........................................ 21
Consolidated Statements of Comprehensive Income ............................ 22
Consolidated Statements of Stockholders' Equity ............................ 23
Consolidated Statements of Cash Flows ...................................... 24
Notes to Consolidated Financial Statements ................................. 26
Report of Independent Registered Certified Public Accountants .............. 42


-------------------------------------- 4 ---------------------------------------

                             STOCKHOLDER INFORMATION
------------------------------------------------------------------------- [LOGO]

Annual Meeting

The Annual Meeting of Stockholders
will be held at 10:00 a.m. on July 28, 2005, at The Greenbriar Conference Centre,
50 Riffel Road,
Wooster, Ohio 44691

Special Counsel

Elias, Matz, Tiernan & Herrick LLP
734 15th Street N.W., 12th Floor
Washington, D.C. 20005

Independent Registered Certified Public Accountants

Grant Thornton LLP
625 Eden Park Drive o Suite 900
Cincinnati, Ohio 45202

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

Annual Report on Form 10-K

A copy of the Company's Form 10-K for the fiscal year ended March 31, 2005, will be furnished upon request without charge to stockholders.

Investor Information

Executive Offices
Wayne Saving Bancshares, Inc.
151 N. Market Street o P.O. Box 858
Wooster, Ohio 44691
(330) 264-5767

--------------------------------------------------------------------------------

                          WAYNE SAVINGS COMMUNITY BANK

                                 BANK LOCATIONS

WOOSTER

North Market Street Office
151 North Market Street o Wooster, Ohio

South Market Street Drive Thru
329 South Market Street o Wooster, Ohio

Cleveland Point Financial Center
1908 Cleveland Road o Wooster, Ohio

Madison South Office
2024 Millersburg Road o Wooster, Ohio

Northside Office
543 Riffel Road o Wooster, Ohio

ASHLAND
Claremont Avenue Office
233 Claremont Avenue o Ashland, Ohio

Buehlers-Sugarbush Office
1055 Sugarbush Drive o Ashland, Ohio

MILLERSBURG
90 North Clay Street o Millersburg, Ohio

RITTMAN
237 North Main Street o Rittman, Ohio

LODI
303 Highland Drive o Lodi, Ohio

NORTH CANTON
Village Office
1265 South Main Street o North Canton, Ohio

CRESTON
Stebbins 0ffice
121 North Main Street o Creston, Ohio


-------------------------------------- 5 ---------------------------------------

                                CHAIRMAN'S LETTER
[LOGO] -------------------------------------------------------------------------

      TO OUR STOCKHOLDERS AND CUSTOMERS:

      It is truly a pleasure to report on the strategic initiatives and results of operations of Wayne Savings Bancshares, Inc., the parent of 106 year-old Wayne Savings Community Bank, for the fiscal year ended March 31, 2005.

      Fiscal 2005 proved to be a momentous, transitional year in which a solid foundation was laid to strengthen Wayne Savings' role as the area's premier independent community bank. The triggering event behind the specific strategic actions taken in fiscal 2005 was the acquisition of Wayne Savings' primary competitor, previously Wayne County's oldest and largest independent community bank, by a major regional bank holding company. Recognizing the community's preference to do business with a locally-owned bank that demonstrates a high level of personal service and community involvement, Management and the Board of Directors believed there was a unique opportunity to expand products and services in order to capture a larger market share.

      Specific actions taken to accomplish greater market penetration were: a Chief Lending Officer was brought on board to produce quality growth in the commercial, mortgage and consumer loan portfolios; a trust department staffed by a team of qualified, experienced trust professionals has been established, and licensed; and, finally, electronic services are in the process of being expanded through the introduction of an internet banking program with online bill pay.

                                 [PHOTO OMITTED]

                                 Charles F. Finn
                      Chairman and Chief Executive Officer

      We realized that such an ambitious expansion of products and services would result in higher administrative costs and reduced earnings in the short-run. Therefore, to facilitate the introduction of the new banking programs, we undertook several cost reduction measures to improve our efficiency ratio. While implementing these cost reduction initiatives did impact the Company's fourth quarter and fiscal 2005 operating results, we believe the Company is now positioned to absorb the higher staffing levels and increased administrative costs associated with the new banking programs. We further expect the additional income from new trust services and anticipated loan growth will result in increased growth in assets and earnings in the future.

      First, in recognition of the mandatory accounting rule change to expense stock options, we accelerated vesting and expensed the related stock options at a pre-tax cost of $664,000. This will save the Company approximately $200,000 per annum over the next several years. Further, the Company accelerated the vesting of previous share grants under the restricted stock plan at a pre-tax cost of $738,000. The elimination of the restricted stock plan, coupled with other vesting adjustments in the Company's benefits plans, will result in approximate annual pre-tax savings of $425,000 over each of the next four years. Combined, these


-------------------------------------- 6 ---------------------------------------

------------------------------------------------------------------------- [LOGO]

annual cost savings total $625,000, which will result in a 11% reduction in pro forma compensation expense for fiscal 2006. While these transactions reduced fiscal year earnings, they had no effect on stockholders' equity. At March 31, 2005, stockholders' equity amounted to $40.2 million resulting in a capital-to-asset ratio of 9.97%.

      Additionally, because of the growth in our commercial loan portfolio and an enhancement to our loan grading process related to those loans, we added approximately $360,000 to our loan loss reserve during fiscal 2005.

      Due in part to these actions, the Company reported net earnings of $381,000, or $.11 per diluted share for fiscal 2005, as compared to net earnings of $2.7 million, or $.72 per diluted share in fiscal 2004. The effect of these charges on fourth quarter operations resulted in a net loss of $1.0 million, or $.27 per basic share compared to net earnings of $800,000, or $.21 per diluted share for the comparable quarter in fiscal 2004.

      Management and the Board of Directors of Wayne Savings Bancshares, Inc. took some bold but calculated steps in fiscal 2005 to secure the long-term future of Wayne Savings as the area's premier independent community bank. We believe the corporate direction set in fiscal 2005 has provided a sound financial underpinning for our strategic initiatives into commercial lending, trust services, and internet banking.

      Moreover, the dimension of our Company's asset growth in the fiscal 2005 year evidences the positive market response to our strategic plans. During the fiscal year, total assets grew $34.4 million, or 9.3%, to an unprecedented total of $403.4 million at year-end. The asset growth was due to an increase in customer deposits and the acquisition of Stebbins National Bank of Creston, Ohio, which was completed in fiscal 2005. As a result of this growth, Wayne Savings Community Bank remains the largest independent bank headquartered in its five county market area of Wayne, Holmes, Ashland, Medina, and Stark counties, Ohio.

      In regard to shareholder value, we are also very gratified by the total return performance of the Company's common stock over the last few years. According to recently released index values by a national stock market statistics firm, an investment of $100 in the common stock of Wayne Savings Bancshares, Inc. on March 31, 2000 realized a total return of $188 by March 31, 2005, a period of five years. This computes to an average total return of 17.6% per annum. In contrast, the NASDAQ Composite index declined in this five-year time frame from a $100 initial investment to $44, while the SNL All Bank and Thrift Index grew from $100 to $166. Clearly, the stockholders of Wayne Savings Bancshares, Inc. have achieved appreciably superior returns over the respective stock market indices.

      As we begin our 107th year of service, Wayne Savings is in strong financial condition and well-positioned for the future with a talented, dedicated staff, strategic market locations, a full range of banking products and services, and state-of-the-art technology to provide outstanding service to our customers and to increase the value of our stockholders' investment. We are excited about our Company's future, and we look forward to taking full advantage of the opportunities we have created. On behalf of our Board of Directors, Officers, and Staff, we thank you deeply for your continued confidence and support.


                                 Sincerely,

                                 /s/ Charles F. Finn

                                 Charles F. Finn
                                 Chairman, President and Chief Executive Officer


-------------------------------------- 7 ---------------------------------------

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
[LOGO] -------------------------------------------------------------------------

      The following table sets forth certain consolidated financial and other data of Wayne Savings Bancshares, Inc., at the dates and for the years indicated. The consolidated financial statements as of and for the years ended March 31, 2001 through March 31, 2003, inclusive, are those of Wayne Savings Bancshares, Inc. prior to the reorganization and change in corporate form discussed in the Notes to the Consolidated Financial Statements and elsewhere herein. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company.

                                                                  At March 31,
                                            ---------------------------------------------------------
                                               2005        2004        2003        2002        2001
                                            ---------------------------------------------------------
                                                                 (In thousands)
Selected Financial Condition Data
Total assets ............................   $ 403,401   $ 369,007   $ 378,991   $ 334,843   $ 311,640
Loans receivable, net(1) ................     213,627     205,443     228,373     251,172     247,480
Mortgage-backed securities(2) ...........      60,352      88,428      76,002      17,326       8,574
Investment securities ...................      72,856      31,582      35,841      22,286      13,641
Cash and cash equivalents(3) ............      29,942      19,887      17,496      27,883      20,902
Deposits ................................     320,586     291,830     300,931     300,957     277,706
Stockholders' equity ....................      40,199      43,561      44,663      26,047      25,255

(1)   Includes loans held for sale.

(2)   Includes mortgage-backed securities available for sale.

(3) Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.

                                                              Year Ended March 31,
                                            ---------------------------------------------------------
                                               2005        2004        2003        2002        2001
                                            ---------------------------------------------------------
                                                        (In thousands, except share data)
Selected Operating Data:
Interest income .........................   $  17,632   $  18,216   $  20,023   $  21,309   $  21,506
Interest expense ........................       6,716       7,147       9,169      12,348      13,100
                                            ---------   ---------   ---------   ---------   ---------
   Net interest income ..................      10,916      11,069      10,854       8,961       8,406
Provision for losses on loans ...........         430         173          91         134          96
                                            ---------   ---------   ---------   ---------   ---------
   Net interest income after provision
   for losses on loans ..................      10,486      10,896      10,763       8,827       8,310
Other income ............................       1,684       1,933       1,643       1,657       1,045
General, administrative
 and other expense(1) ...................      11,874       8,971       8,417       7,722       7,348
                                            ---------   ---------   ---------   ---------   ---------
Earnings before income taxes ............         296       3,858       3,989       2,762       2,007
Federal income taxes (benefits) .........         (85)      1,154       1,217         939         675
                                            ---------   ---------   ---------   ---------   ---------
NET EARNINGS ............................   $     381   $   2,704   $   2,772   $   1,823   $   1,332
                                            =========   =========   =========   =========   =========

Basic earnings per share(2) .............   $     .11   $     .72   $     .71   $     .47   $     .34
                                            =========   =========   =========   =========   =========
Diluted earnings per share(2) ...........   $     .11   $     .72   $     .71   $     .47   $     .34
                                            =========   =========   =========   =========   =========
Cash dividends declared
 per common share(3) ....................   $      48   $     .47   $     .45   $     .45   $     .42
                                            =========   =========   =========   =========   =========

(1) In 2005, general administrative and other expense includes $738,000 of costs related to accelerating the Company's Management Recognition Plan and $664,000 of costs relating to acceleration of the Company's Stock Option Plan.

(2)   All per share  amounts have been  restated to give effect to the 1.5109 to
      1.00 share exchange ratio provided for in the Company's conversion offering.

(3) During the fiscal year ended March 31, 2003, the M.H.C. waived its right to receive all dividends. During fiscal 2002 and 2001, the M.H.C. waived approximately $.44 and $.40 of the $.45 and $.42 per share dividends paid on common stock in each respective year.


-------------------------------------- 8 ---------------------------------------

             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (con't.) ------------------------------------------------------------------------- [LOGO]

                                                                 At or For the Year Ended March 31,
                                                           ------------------------------------------------
                                                             2005      2004      2003      2002      2001
                                                           ------------------------------------------------
Key Operating Ratios and Other Data:

Return on average assets (net earnings divided
   by average total assets) ...........................        .10%      .73%      .78%      .56%      .45%

Return on average equity (net earnings
   divided by average equity) .........................        .90      6.09      8.80      7.12      5.28

Average equity to average assets ......................      10.93     11.95      8.92      7.93      8.44

Equity to assets at year end ..........................       9.97     11.80     11.78      7.78      8.10

Interest rate spread (difference between average
   yield on interest-earning assets and average
   cost of interest-bearing liabilities) ..............       2.89      2.97      3.09      2.77      2.57

Net interest margin (net interest income
   as a percentage of average interest-
   earning assets) ....................................       3.02      3.14      3.24      2.93      2.92

General, administrative and other expense
   to average assets(1) ...............................       2.72      2.41      2.38      2.39      2.46

Non-performing and impaired loans
   to loans receivable, net ...........................        .42       .36      1.09      1.52       .47

Non-performing and impaired assets
   to total assets ....................................        .22       .23       .65      1.14       .41

Average interest-earning assets to average
   interest-bearing liabilities .......................     106.49    108.12    105.40    103.98    107.62

Allowance for loan losses to
   non-performing and impaired loans ..................     151.66    109.10     27.35     19.38     54.58

Allowance for loan losses to
   non-performing and impaired assets .................     146.01     96.22     27.35     19.28     49.47

Net interest income after provision for losses
   on loans, to general, administrative and
   other expense(1) ...................................     100.13    121.46    127.87    114.31    113.31

Number of full-service offices ........................         11        10        10        10        10

Dividend payout ratio .................................     455.91     66.83     38.35     46.74     60.06

(1) In calculating this ratio, general, administrative and other expense does not include provisions for losses or gains on the sale of real estate acquired through foreclosure. In 2005, this ratio does not include expense relating to acceleration of the Company's Management Recognition Plan and Stock Option Plan.


-------------------------------------- 9 ---------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO] -------------------------------------------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Business Strategy

      The Company's current business strategy is to operate a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) continuing the origination of one-to-four family residential mortgage loans and consumer loans in the Company's market area; (3) managing interest rate risk exposure by better matching asset and liability maturities and rates; (4) increasing fee income; (5) managing asset quality; (6) maintaining a strong retail deposit base; (7) maintaining capital in excess of regulatory requirements; and (8) enhancing the commercial loan program to add high quality, adjustable rate assets to the Company's loan portfolio.

Discussion of Financial Condition Changes from March 31, 2004 to March 31, 2005

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

                                 [PHOTO OMITTED]

Wayne Savings Community Bank Executive and Senior Officers include, seated:
Wanda Christopher-Finn, Executive Vice President and Chief Operating Officer; Charles F. Finn, Chairman and Chief Executive Officer; and Michael C. Anderson, Executive Vice President and Chief Financial Officer; Standing: Wendy S. Blosser, Senior Vice President, Senior Trust Officer, Phillip E. Becker, Executive Vice President and Chief Lending Officer; and Bryan K. Fehr, Senior Vice President, Audit and Compliance Officer.

      At March 31, 2005, the Company had total assets of $403.4 million, an increase of $34.4 million, or 9.3%, above total assets of $369.0 million at March 31, 2004. This growth primarily resulted from the acquisition of Stebbins National Bank on June 1, 2004, which added $24.5 million in assets.

      Liquid assets consisting of cash, interest-bearing deposits and investment securities, increased by $51.3 million, or 99.7%, to $102.8 million at March 31, 2005. The Company used repayments from its mortgage and mortgage-backed securities portfolios to purchase $35.6 million of securities with 2 to 3 year maturities. The Company has created a short-term structured cash flow maturity ladder with these securities which will provide the cash needed to fund loan growth over the next three years. In addition, $11.8 million of securities were acquired in the Stebbins acquisition. These increases were partially offset by the maturity of $4.7 million of securities.

      Cash and cash equivalents increased by $10.1 million of which $4.6 million was acquired in the Stebbins acquisition.

      Mortgage-backed securities totaled $60.4 million at March


-------------------------------------- 10 --------------------------------------

------------------------------------------------------------------------- [LOGO]

31, 2005, a decrease of $28.1 million, or 31.8%, as these securities continued to receive a high level of principal repayments due to the lagging effects of the low interest rate environment in fiscal 2005, coupled with management's decision to restructure the Company's investment portfolio into a higher percentage of bonds with expected average maturities of two to three years. The Company has pursued this strategy due to the favorable increase in this segment of the yield curve as interest rates increased. During fiscal 2005, the Company purchased $8.0 million of mortgage-backed securities, offset by cash repayments of $34.9 million.

      Loans receivable totaled $213.6 million at March 31, 2005 an increase of $8.2 million, or 4.0%, from the March 31, 2004 total. The growth was mainly due to $12.2 million in loans acquired from the Stebbins acquisition. The Company originated loans of $56.2 million offset by loan sales of $6.7 million in furtherance of management's interest rate risk strategy. Rather than reinvest funds from sales of and repayments in long-term, fixed rate residential loans during this period of lower long-term interest rates, management has continued to increase the investment in short-term marketable securities and adjustable rate commercial loans. The composition of the loan portfolio has continued to evolve during fiscal 2005 due to a decrease of $12.9 million in residential mortgage loans and increases in nonresidential mortgage loans and commercial loans of $10.8 million and $7.6 million, respectively, in connection with the Bank's increased emphasis on commercial lending.

      At March 31, 2005, the allowance for loan losses totaled $1.4 million, or ..64% of loans, compared to $815,000, or .40% of loans at March 31, 2004. In determining the amount of loan loss allowance at any point in time, management and the Board apply a systematic process focusing on the risk of loss in the portfolio. First, delinquent non-residential , multifamily and commercial loans are evaluated for potential impairments in carrying value. At March 31, 2005, the delinquent non-residential, multi-family and commercial loans were viewed as well-secured, with no loss anticipated. The second step in determining the allowance for loan loss entails the application of historic loss experience to individual loan types in the portfolio. In addition to the historic loss percentage, management employs an additional risk percentage tailored to the perception of the overall risk in the economy. Management engaged a third party review of its commercial loan risk ranking system and as a result of this review has elected to tighten its loan grading process. This enhancement, coupled with $7.6 million growth in the commercial loan portfolio and the acquisition of Stebbins resulted in a $559,000 increase in the allowance year over year.

      Nonperforming and impaired loans amounted to $906,000 at March 31, 2005, compared with $715,000 at March 31, 2004. At both dates, such amounts consisted primarly of nonperforming and impaired residential mortgage loans. The Company generally has not recognized losses on impaired and nonperforming loans secured by residential mortgages. The allowance for loan losses totaled 151.7% and 109.1% of nonperforming and impaired loans at March 31, 2005 and 2004, respectively.

      Although management believes that the allowance for loan losses is adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which will adversely affect the Company's results of operations.

      Deposits at March 31, 2005, totaled $320.6 million, an increase of $28.8 million from $291.8 million at March 31, 2004, due primarily to the $24.8 million of deposits acquired from the Stebbins acquisition and an increase in deposits of $4.0 million due to Bank's competitive deposit pricing in all market areas.

      Stockholders' equity totaled $40.2 million, a decrease of $3.4 million, or 7.7%, from March 31, 2004, due mainly to an unrealized loss on available for sale securities of $1.3 million, dividends totaling $1.7 million, and purchases of treasury stock totaling $2.8 million. These amounts were partially offset by the $1.1 million acceleration and amortization of the Management Recognition Plan shares, $920,000 related to amortization of the Company's ESOP and accelerated vesting of its Stock Option Plan, and $381,000 in net earnings for year ended March 31, 2005.

Comparison of Operating Results for the Years Ended March 31, 2005 and 2004

      General. Fiscal 2005 was a year of strategic transition for the Company. The Company's primary competitor was acquired by a major regional bank holding company, positioning Wayne Savings as the largest independent community bank in the five county market area.

      Management has long perceived the market area preference for local ownership and decision-making. In recognition of this fact, management believed that the Company had a unique opportunity to expand its product lines, particularly in the areas of commercial lending and trust services. Management also recognized that expansion of such product lines would initially place pressures on the Company's operating costs. As a result, management undertook a review of the Company's ability to expand its product lines in view of its current cost structure.

      Such review culminated in the conclusion that several of its benefit plans, specifically the previous grants under the Management Recognition Plan and the Stock Option Plan reflected compensation awards which were more closely aligned with past versus future managerial performance. Moreover, in view of the mandatory expensing of stock options pursuant to SFAS No. 123(R), management concluded that the approximate $300,000 in pre-tax savings resulting from accelerating the expense of the Stock Option Plan was a


-------------------------------------- 11 --------------------------------------

                  MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
[LOGO] -------------------------------------------------------------------------

prudent method of expanding the Company's product lines without placing undue pressure on the Company's future cost structure.

      Due in large part to these decisions, net earnings totaled $381,000 for the fiscal year ended March 31, 2005, a decrease of $2.3 million, or 85.9%, below the net earnings of $2.7 million for the fiscal year ended March 31, 2004. The decline in net earnings was primarily attributable to an increase in general, administrative and other expense of $2.9 million, or 32.4%, an increase in provision for losses on loans of $257,000, or 148.6% , a decrease in other income of $249,000, or 12.9%, and a decrease in net interest income of $153,000, or 1.4%. These earnings reductions were partially offset by a decrease in federal income tax expense of $1.2 million.

      Interest Income. Interest income for the fiscal year ended March 31, 2005, decreased $584,000, or 3.2%, to $17.6 million. This decrease was the result of a 29 basis point reduction in the yield earned on interest earning assets to 4.87%, partially offset by an increase in the weighted average balance of interest-earning assets totaling $9.0 million, or 2.6%, to $361.7 million for the year ended March 31, 2005.

      Interest income on loans declined $1.1 million, or 7.8%, for the fiscal year ended March 31, 2005, due primarily to a decrease in the weighted average balance of loans outstanding of $1.4 million, or .6%, compared to the fiscal 2004, coupled with a 47 basis point decrease in the weighted average yield on loans to 6.06% for fiscal 2005.

      Interest income on mortgage-backed securities decreased $235,000 during fiscal 2005, due primarily to a $13.5 million, or 15.7%, decrease in the weighted average balance outstanding from the 2004 period, which was partially offset by an increase in the average yield of 22 basis points to 3.09%.

      Interest income on investments increased by $553,000, or 37.0%, reflecting an increase in the weighted average balance of $17.5 million, or 50.6%, partially offset by a decrease in the weighted average yield of 39 basis points to 3.93% from 4.32% during fiscal 2004.

      Interest income on interest-bearing deposits and other increased by $182,000, or 71.7%, reflecting an increase in the weighted average balance of $6.4 million, or 36.6%, coupled with a increase in the weighted average yield of 38 basis points to 1.83% from 1.45% during fiscal 2004.

      The decrease in the average balance of loans and mortgage-backed securities as well as the increase in the average balance of investments and interest-bearing deposits is consistent with the Company's desire to shorten the average maturity of the Company's interest-earning assets. The Company has invested a significant portion of the funds from payments on loans and mortgage-backed securities in short term investment securities and other short term investment vehicles. The Company believes that investing in short term investments positions the Company favorably in an increasing interest rate environment by providing it with the flexibility to redeploy such assets in higher yielding loans and other investments as interest rates rise.

      Interest Expense. Interest expense for fiscal 2005 totaled $6.7 million, a decrease of $431,000, or 6.0%, from interest expense of $7.1 million for the fiscal year ended March 31, 2004. The decrease resulted from a 21 basis point decrease in the average cost of funds to 1.98% for fiscal 2005, offset by an increase in the average balance of deposits and borrowings outstanding of $13.4 million, or 4.1%, to $339.7 million for the fiscal 2005.

      Interest expense on deposits totaled $5.7 million for fiscal 2005, a decrease of $215,000, or 3.6%, from fiscal 2004, as a result of an 18 basis point decrease in the average cost of deposits to 1.81% for the 2005 period offset by an increase in the average balance outstanding of $17.4 million, or 5.9%, to $313.6 million for fiscal 2005.

      Interest expense on borrowings totaled $1.0 million for the fiscal year ended March 31, 2005, a decrease of $216,000 from fiscal 2004, primarily due to an decrease in the average balance of borrowings of $3.9 million to an average balance of $26.1 million for fiscal 2005 from $30.0 million for year ended March 31, 2004, offset by a decrease in the average cost of borrowings to 3.96% from an average cost of 4.16% for fiscal 2004.

      Net Interest Income. Net interest income totaled $10.9 million for the fiscal year ended March 31, 2005, a decrease of $153,000, or 1.4%, from fiscal 2004. The average interest rate spread decreased to 2.89% for the year ended March 31, 2005 from 2.97% for fiscal 2004. The net interest margin decreased to 3.02% for fiscal 2005 from 3.14% for the fiscal year ended March 31, 2004.

      Provision for Losses on Loans. The Company recorded provisions for losses on loans totaling $430,000 and $173,000 for the periods ended March 31, 2005 and 2004, respectively. As a result of the increased commercial loan volume, the acquisition of Stebbins' loan portfolio and an enhancement of the Company's loan rating standards, management increased the provision for loan losses by $257,000 in fiscal 2005. To the best of management's knowledge, all known and inherent losses that are probable and which can be reasonably estimated have been recorded as of March 31, 2005.

      Other Income. Other income, consisting primarily of an increase in cash surrender value of life insurance, gains on sale of loans, service fees, and charges on deposit accounts, decreased by $249,000 or 12.9%, to $1.7 million for fiscal 2005, from $1.9 million for the year ended March 31, 2004. The decrease resulted primarily from a decrease of $256,000 in merchant fee income due to a significant reduction in volume.


-------------------------------------- 12 --------------------------------------

------------------------------------------------------------------------- [LOGO]

      General, Administrative, and Other Expense. General, administrative and other expense increased by $2.9 million, or 32.4%, to $11.9 million for the year ended March 31, 2005 compared to 2004 fiscal year ended March 31, 2004. As stated previously, $1.4 million of this increase resulted from management's decision to accelerate the vesting and attendant expense of the Mangement Recognition and Stock Option Plans.

      The Company accelerated the vesting of previous share grants under the Management Recognition Plan at a pre-tax cost of $738,000. In addition, in recognition of the impending expensing of stock options, the Company accelerated the vesting of all grants made under the 2004 Stock Option Plan. This resulted in a pre-tax cost of $664,000.

      The increase in employee compensation and benefits of $641,000, or 12.4%, was primarily attributable to normal merit increases, an increase in employee benefit plan costs and additional staff needed for operating a fully converted, expanding, publicly traded stock company. An increase of $355,000, or 23.9%, in occupancy and equipment expense was primarily due to data conversion and operations costs related to the Stebbins acquisition. An increase of $214,000, or 59.0%, in franchise taxes was due to the increase in equity from the fiscal 2003 conversion to stock form. Similarly, the increase in other operating expense was primarily attributable to increased costs related to the Stebbins acquisition and routine compliance matters required of a public company.

      Federal Income Taxes. The federal income tax benefit was $85,000 for the year ended March 31, 2005, reflecting a decrease of $1.2 million in federal income tax expense from fiscal 2004. The reduction resulted primarily from a $3.6 million, or 92.3%, decrease in pre-tax earnings. The difference in the effective tax rate or rate of benefits from the 34% statutory rate is mainly due to the beneficial effects of income from cash surrender value on life insurance and other tax-exempt obligations.

Comparison of Operating Results for the Years Ended March 31, 2004 and 2003

      General. Net earnings totaled $2.7 million for the fiscal year ended March 31, 2004, a decrease of $68,000, or 2.5%, below the net earnings of $2.8 million for the fiscal year ended March 31, 2003. The decline in net earnings was primarily attributable to an increase in general, administrative and other expense of $554,000, or 6.6% and an increase in provision for losses on loans of $82,000, or 90.1%. These earnings decreases were mainly offset by an increase in other income of $290,000, or 17.7%, net interest income of $215,000 , or 2.0% , and a $63,000, or 5.2%, decrease in federal income tax expense.

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

      Interest income on loans declined $2.9 million, or 17.0%, for the fiscal year ended March 31, 2004, due primarily to a decrease in the weighted average balance of loans outstanding of $27.9 million, or 11.5%, compared to fiscal 2003, coupled with a 43 basis point decrease in the weighted average yield on loans to 6.53% for fiscal 2004.

      Interest income on mortgage-backed securities increased $979,000 or 65.0% during fiscal 2004, due primarily to a $46.8 million, or 118.0%, increase in the weighted average balance outstanding from fiscal 2003, which was partially offset by a decrease in the average yield of 93 basis points to 2.87%.

      Interest income on investments increased by $336,000, or 29.0%, reflecting an increase in the weighted average balance of $10.5 million, or 43.7%, partially offset by a decrease in the weighted average rate of 49 basis points to 4.32% from 4.81% during fiscal 2003.

      Interest income on interest-bearing deposits and other decreased by $258,000, or 50.4%, reflecting a decrease in the weighted average balance of $11.3 million, or 39.3%, coupled with a decrease in the weighted average rate of 33 basis points to 1.45% from 1.78% during the fiscal 2003.

      Interest Expense. Interest expense for fiscal 2004 totaled $7.1 million, a decrease of $2.0 million, or 22.1%, from interest expense of $9.2 million for the fiscal year ended March 31, 2003. The decrease resulted from a 70 basis point decrease in the average cost of funds to 2.19% for fiscal 2004, offset by an increase in the average balance of deposits and borrowings outstanding of $8.7 million, or 2.7%, to $326.2 million for fiscal 2004.

      Interest expense on deposits totaled $5.9 million for fiscal 2004, a decrease of $2.5 million, or 30.0%, from fiscal 2003, as a result of a 82 basis point decrease in the average cost of deposits to 1.99% for 2004, coupled with a decrease in the average balance outstanding of $4.1 million, or 1.4%, to $296.2 million for fiscal 2004.

      Interest expense on borrowings totaled $1.2 million for the fiscal year ended March 31, 2004, an increase of $511,000 from fiscal 2003, primarily due to an increase in the average balance of borrowings of $12.8 million to an average balance of $30.0 million for fiscal 2004 from $17.2 million for fiscal 2003, partially offset by a decrease in the average cost of borrowings to 4.16% from an average cost of 4.28% for fiscal 2003.


-------------------------------------- 13 --------------------------------------

                  MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
[LOGO] -------------------------------------------------------------------------

      Net Interest Income. Net interest income totaled $11.1 million for the fiscal year ended March 31, 2004, an increase of $215,000, or 2.0%, from fiscal 2003. The interest rate spread decreased to 2.97% for the year ended March 31, 2004 from 3.09% for fiscal 2003. The net interest margin decreased to 3.14% for fiscal 2004 from 3.24% for fiscal 2003.

      Provision for Losses on Loans. The Company recorded provisions for losses on loans totaling $173,000 and $91,000 for the fiscal years ended March 31, 2004 and 2003, respectively. The increase in provision for loan losses for fiscal 2004 was largely predicated on possible short-term softness in the local economy and increased origination of commercial loans.

      Other Income. Other income, consisting primarily of an increase in the cash surrender value of life insurance, gains on sale of loans, service fees, and charges on deposit accounts, increased by $290,000 or 17.7%, to $1.9 million for fiscal 2004, from $1.6 million for the fiscal year ended March 31, 2003. The increase resulted primarily from an increase of $139,000 in the cash surrender value of life insurance. Additionally, service fees, charges and other operating income increased by $94,000, or 6.6%, to $1.5 million for the fiscal year ended March 31, 2004, due primarily to increased income related to credit card merchants. Gain on sale of loans increased $67,000, or 82.7%, in fiscal 2004 as compared to fiscal 2003, due mainly to management's decision to sell the majority of the lower rate thirty year residential mortgage loans in the secondary market.

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

      Federal Income Taxes. The provision for federal income taxes was $1.2 million for the year ended March 31, 2004, a decrease of $63,000, or 5.2%, compared to fiscal 2003. The decrease resulted primarily from a $131,000, or 3.3%, decrease in pre-tax earnings, coupled with an additional $139,000 of tax-exempt income related to the cash surrender value of life insurance. The effective tax rate for fiscal 2004 was 29.9%, as compared to 30.5% for fiscal 2003. The decrease in the effective tax rate year to year is mainly due to the beneficial effects of income on cash surrender value of life insurance and other tax-exempt obligations.


-------------------------------------- 14 --------------------------------------

------------------------------------------------------------------------- [LOGO]

Average Balance Sheet

      The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                           Year Ended March 31,
                                        -------------------------------------------------------------------------------------------
                                                    2005                           2004                            2003
                                        ----------------------------   -----------------------------   ----------------------------
                                         Average             Average    Average             Average     Average             Average
                                         Balance   Interest   Rate      Balance   Interest    Rate      Balance   Interest   Rate
                                        ---------  --------  -------   ---------  --------  --------   ---------  --------  -------
                                                                          (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net(1) ..........  $ 212,785  $ 12,898     6.06%  $ 214,174  $ 13,982      6.53%  $ 242,120  $ 16,846     6.96%
   Mortgage-backed securities (2) ....     72,911     2,250     3.09      86,440     2,485      2.87      39,652     1,506     3.80
   Investment securities .............     52,172     2,048     3.93      34,640     1,495      4.32      24,114     1,159     4.81
   Interest-bearing deposits (3) .....     23,871       436     1.83      17,478       254      1.45      28,804       512     1.78
                                        ---------  --------  -------   ---------  --------  --------   ---------  --------  -------
     Total interest-earning assets ...    361,739    17,632     4.87     352,732    18,216      5.16     334,690    20,023     5.98
Non-interest-earning assets ..........     23,475                         18,853                          18,481
                                        ---------                      ---------                       ---------
     Total assets ....................  $ 385,214                      $ 371,585                       $ 353,171
                                        =========                      =========                       =========
Interest-bearing liabilities:
   Deposits ..........................  $ 313,611     5,684     1.81   $ 296,244     5,899      1.99   $ 300,326     8,432     2.81
   Borrowings ........................     26,076     1,032     3.96      30,000     1,248      4.16      17,204       737     4.28
                                        ---------  --------  -------   ---------  --------  --------   ---------  --------  -------
     Total interest-bearing
        liabilities ..................    339,687     6,716     1.98     326,244     7,147      2.19     317,530     9,169     2.89
Non-interest-bearing liabilities .....      3,410                            923                           4,153
                                        ---------                      ---------                       ---------
     Total liabilities ...............    343,097                        327,167                         321,683
Stockholders' equity .................     42,117                         44,418                          31,488
                                        ---------                      ---------                       ---------
     Total liabilities and
        stockholders' equity .........  $ 385,214                      $ 371,585                       $ 353,171
                                        =========  --------            =========  --------             =========  --------
Net interest income ..................             $ 10,916                       $ 11,069                        $ 10,854
                                                   ========  -------              ========  --------              ========  -------
Interest rate spread (4) .............                          2.89%                           2.97%                          3.09%
                                                             =======                        ========                        =======
Net yield on interest-earning
   assets(5) .........................                          3.02%                           3.14%                          3.24%
                                                             =======                        ========                        =======
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ...............                        106.49%                         108.12%                        105.40%
                                                             =======                        ========                        =======

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


-------------------------------------- 15 --------------------------------------

                  MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
[LOGO] -------------------------------------------------------------------------

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

                                                                             Year Ended March 31,
                                                     --------------------------------------------------------------------
                                                              2005 vs. 2004                       2004 vs. 2003
                                                     --------------------------------    --------------------------------
                                                     Increase (Decrease)                 Increase (Decrease)
                                                           Due to            Total             Due to            Total
                                                     ------------------     Increase     ------------------     Increase
                                                     Volume      Rate      (Decrease)    Volume       Rate     (Decrease)
                                                     -------    -------    ----------    -------    -------    ----------
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable ...............................   $   (90)   $  (994)   $   (1,084)   $(1,861)   $(1,003)   $   (2,864)
  Mortgage-backed securities .....................      (408)       173          (235)     1,426       (447)          979
  Investment securities ..........................       698       (145)          553        464       (128)          336
  Interest-bearing deposits ......................       108         74           182       (490)       232          (258)
                                                     -------    -------    ----------    -------    -------    ----------
    Total interest-earning assets ................       308       (892)         (584)      (461)    (1,346)       (1,807)

Interest expense attributable to:
  Deposits .......................................       334       (549)         (215)      (113)    (2,420)       (2,533)
  Borrowings .....................................      (157)       (59)         (216)       533        (22)          511
                                                     -------    -------    ----------    -------    -------    ----------
    Total interest-bearing liabilities ...........       177       (608)         (431)       420     (2,442)       (2,022)
                                                     -------    -------    ----------    -------    -------    ----------
  Increase (decrease) in
    net interest income ..........................   $   131    $  (284)   $     (153)   $  (881)   $ 1,096    $      215
                                                     =======    =======    ==========    =======    =======    ==========


-------------------------------------- 16 --------------------------------------

------------------------------------------------------------------------- [LOGO]

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

      Presented below, as of March 31, 2005 and 2004, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained 100, 200 and 300 basis point (1 basis point equals .01%) increases and a 100 basis point decrease in market interest rates. Due to the current low prevailing interest rate environment, the changes in NPV are not estimated for a decrease of 200 or 300 basis points.

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

                              As of March 31, 2005
--------------------------------------------------------------------------------
                            Net Portfolio Value         NPV as % of PV of Assets
 Change in Interest    -----------------------------    ------------------------
Rates (Basis points)   $ Amount  $ Change   % Change    NPV Ratio       Change
--------------------   --------  --------   --------    ---------    -----------
                         (In thousands)
      +300 bp          $ 44,833  $(10,185)     (19)%       11.30%      (192 bp)
      +200 bp            48,854    (6,164)     (11)        12.10       (112 bp)
      +100 bp            52,617    (2,401)      (4)        12.81        (41 bp)
         0 bp            55,018        --       --         13.22         --
      -100 bp            54,295      (723)      (1)        12.97        (25 bp)

                              As of March 31, 2004
--------------------------------------------------------------------------------
                            Net Portfolio Value         NPV as % of PV of Assets
 Change in Interest    -----------------------------    ------------------------
Rates (Basis points)   $ Amount  $ Change   % Change    NPV Ratio       Change
--------------------   --------  --------   --------    ---------    -----------
                         (In thousands)
      +300 bp          $ 42,370  $(11,927)     (22)%       11.66%      (250 bp)
      +200 bp            48,174    (4,097)      (8)        12.96       (120 bp)
      +100 bp            52,785    (1,512)      (3)        13.92        (24 bp)
         0 bp            54,297        --       --         14.16         --
      -100 bp            52,271    (2,026)      (4)        13.60        (56 bp)


-------------------------------------- 17 --------------------------------------

                 MANAGEMENT'S DISCUSSION AND ANALYSIS (con't.)
[LOGO] -------------------------------------------------------------------------

      The following table summarizes the Company's contractual cash obligations at March 31, 2005.

                                                                           Payments due by period
                                                           -------------------------------------------------------
                                                           <1 year    1-3 years   3-5 years    >5 years     Total
                                                           -------------------------------------------------------
                                                                      (In thousands, except share data)
Contractual obligations:
   Operating lease obligations .........................   $     65   $     114   $      35   $      --   $    214
   Advances from the Federal Home Loan Bank ............     15,000      12,500       5,000       7,500     40,000
   Certificates of deposit .............................     91,507      56,360      18,473         905    167,245
Amount of commitments expiring per period
   Commitments to originate loans:
     Letters of credit .................................        262          --          --          --        262
     Credit card/overdraft lines of credit .............        115          --          --          --        115
     Home equity/commercial lines of credit ............     28,673          --          --          --     28,673
     One- to four-family and multi-family loans ........      3,547          --          --          --      3,547
     Non-residential real estate and land loans ........        177          --          --          --        177
                                                           --------   ---------   ---------   ---------   --------
Total contractual obligations ..........................   $139,346   $  68,974   $  23,508   $   8,405   $240,233
                                                           ========   =========   =========   =========   ========

--------------------------------------------------------------------------------

      The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating adjustable rate mortgage ("ARM") loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments and mortgage-backed securities. However, particularly in the lower long-term interest rate environment which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 2005. The Company has sought to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company was not successful in lengthening the maturities of its deposits in the interest rate environment that existed throughout fiscal 2005. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

      The Company has an Asset-Liability Management Committee, which is responsible for reviewing the Company's asset-liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Bank has operated within the framework of its prescribed asset/liability risk ranges for each of the last three years.

Liquidity and Capital Resources

      The Bank's primary sources of funds are deposits, amortization of loan principal and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of deposits to maintain a desired level of deposits and cost of funds. In addition, the Bank invests excess funds in federal funds and other short-term interest-earning assets, which provide liquidity to meet lending requirements. Federal funds sold and other liquid assets outstanding at March 31, 2005, 2004 and 2003, amounted to $163.2 million, $139.9 million and $129.3 million, respectively. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

      A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of their operating, investing and financing activities. The primary sources of cash are net earnings, principal repayments on loans and mortgage-backed securities, proceeds from advances from the Federal Home Loan Bank ("FHLB"), and sales of mortgage-backed securities. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate funds internally, borrowing agreements exist with the Federal Home Loan Bank, which provide an additional source of funds. At March 31, 2005, the Company had $40.0 million in outstanding advances from the FHLB.

      At March 31, 2005, the Company had outstanding loan commitments of $32.5 million, including the unfunded portion of loans in process and commitments under unused lines of credit. Certificates of deposit scheduled to mature in less than one year at March 31, 2005, totaled $91.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.


-------------------------------------- 18 --------------------------------------

------------------------------------------------------------------------- [LOGO]

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

Fiscal Year Ended                                          Cash Dividends
March 31, 2005                  High          Low             Declared
First quarter                  $21.00        $14.82           $ .120
Second quarter                  16.79         15.36             .120
Third quarter                   16.88         15.92             .120
Fourth quarter                  16.40         15.35             .120

Fiscal Year Ended                                          Cash Dividends
March 31, 2004                  High          Low             Declared
First quarter                  $14.10        $11.06           $ .113
Second quarter                  14.53         12.70             .113
Third quarter                   18.70         13.93             .120
Fourth quarter                  18.00         15.00             .120

Fiscal Year Ended                                          Cash Dividends
March 31, 2003                  High          Low             Declared
First quarter                  $14.23        $13.24           $ .113
Second quarter                  13.51         11.75             .113
Third quarter                   15.22         10.25             .113
Fourth quarter                  11.55         10.67             .113

      As of April 5, 2005, the Company had 1,583 stockholders of record and 3,625,057 shares of common stock outstanding. This does not reflect the number of persons whose stock is in nominee or "street name" accounts through brokers.

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


-------------------------------------- 19 --------------------------------------

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
[LOGO] -------------------------------------------------------------------------

                                 As of March 31,
                    (Dollars in thousands, except share data)

                                                                                            2005         2004
                                                                                          ---------    ---------
ASSETS

Cash and due from banks ...............................................................   $   4,176    $   3,291
Federal funds sold ....................................................................      19,400        9,875
Interest-bearing deposits in other financial institutions .............................       6,366        6,721
                                                                                          ---------    ---------
   Cash and cash equivalents ..........................................................      29,942       19,887
Investment securities available for sale - at market ..................................      60,844       17,546
Investment securities held to maturity - at amortized cost, approximate
   market value of $12,101 and $14,830 as of March 31, 2005 and 2004, respectively ....      12,012       14,036
Mortgage-backed securities available for sale - at market .............................      57,724       83,945
Mortgage-backed securities held to maturity - at amortized cost, approximate
market value of $2,647 and $4,510 as of March 31, 2005 and 2004, respectively .........       2,628        4,483
Loans receivable - net ................................................................     213,627      205,443
Office premises and equipment - net ...................................................       8,922        8,742
Real estate acquired through foreclosure ..............................................          35          100
Federal Home Loan Bank stock - at cost ................................................       4,386        4,205
Cash surrender value of life insurance ................................................       6,581        6,321
Accrued interest receivable on loans ..................................................         757          801
Accrued interest receivable on mortgage-backed securities .............................         444          400
Accrued interest receivable on investments and interest bearing deposits ..............         708          318
Prepaid expenses and other assets .....................................................       3,996        2,549
Prepaid federal income taxes ..........................................................         795          231
                                                                                          ---------    ---------
        Total assets ..................................................................   $ 403,401    $ 369,007
                                                                                          =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits ..............................................................................   $ 320,586    $ 291,830
Advances from the Federal Home Loan Bank ..............................................      40,000       30,000
Advances by borrowers for taxes and insurance .........................................         612          617
Accrued interest payable ..............................................................         198          186
Accounts payable on mortgage loans serviced for others ................................         231          118
Other liabilities .....................................................................       1,174        1,383
Deferred federal income taxes .........................................................         401        1,312
                                                                                          ---------    ---------
        Total liabilities .............................................................     363,202      325,446
Commitments ...........................................................................          --           --

Stockholders' equity
   Common stock (8,000,000 shares of $.10 par value authorized; 3,907,318 shares
     issued at both March 31, 2005 and 2004) ..........................................         391          391
   Additional paid-in capital .........................................................      35,133       34,365
   Retained earnings - substantially restricted .......................................      11,371       12,727
   Shares acquired by Management Recognition Plan .....................................          --       (1,142)
   Less required contributions for shares acquired by Employee Stock Ownership Plan ...      (1,304)      (1,456)
   Less 282,261 and 112,500 shares of treasury stock at March 31, 2005 and 2004
        respectively - at cost ........................................................      (4,600)      (1,803)
   Accumulated other comprehensive income (loss) ......................................        (792)         479
                                                                                          ---------    ---------
        Total stockholders' equity ....................................................      40,199       43,561
                                                                                          ---------    ---------
        Total liabilities and stockholders' equity ....................................   $ 403,401    $ 369,007
                                                                                          =========    =========

The accompanying notes are an integral part of these statements.


-------------------------------------- 20 --------------------------------------

                      CONSOLIDATED STATEMENTS OF EARNINGS
------------------------------------------------------------------------- [LOGO]

                          For the year ended March 31,
                    (Dollars in thousands, except share data)

                                                                                      2005          2004          2003
                                                                                   ----------    ----------    ----------
Interest income:
  Loans ........................................................................   $   12,898    $   13,982    $   16,846
  Mortgage-backed securities ...................................................        2,250         2,485         1,506
  Investment securities ........................................................        2,048         1,495         1,159
  Interest-bearing deposits and other ..........................................          436           254           512
                                                                                   ----------    ----------    ----------
     Total interest income .....................................................       17,632        18,216        20,023

Interest expense:
  Deposits .....................................................................        5,684         5,899         8,432
  Borrowings ...................................................................        1,032         1,248           737
                                                                                   ----------    ----------    ----------
    Total interest expense .....................................................        6,716         7,147         9,169
                                                                                   ----------    ----------    ----------
    Net interest income ........................................................       10,916        11,069        10,854
Provision for losses on loans ..................................................          430           173            91
                                                                                   ----------    ----------    ----------
     Net interest income after provision for losses on loans ...................       10,486        10,896        10,763

Other income:
  Gain on sale of mortgage-backed and investment securities ....................           --            16            26
  Gain on sale of loans ........................................................          171           148            81
  Increase in cash surrender value of life insurance ...........................          260           260           121
  Service fees, charges and other operating ....................................        1,253         1,509         1,415
                                                                                   ----------    ----------    ----------
    Total other income .........................................................        1,684         1,933         1,643

General, administrative and other expense:
  Employee compensation and benefits ...........................................        5,828         5,187         4,755
  Management Recognition and Stock Option Plan expense .........................        1,402            --            --
  Occupancy and equipment ......................................................        1,839         1,484         1,477
  Federal deposit insurance premiums ...........................................           45            47            51
  Franchise taxes ..............................................................          577           363           308
  Other operating ..............................................................        2,183         1,890         1,826
                                                                                   ----------    ----------    ----------
    Total general, administrative and other expense ............................       11,874         8,971         8,417
                                                                                   ----------    ----------    ----------
    Earnings before incomes taxes ..............................................          296         3,858         3,989

Federal incomes taxes (benefits):
  Current ......................................................................          171           524         1,210
  Deferred .....................................................................         (256)          630             7
                                                                                   ----------    ----------    ----------
    Total federal income taxes (benefits) ......................................          (85)        1,154         1,217
                                                                                   ----------    ----------    ----------

    NET EARNINGS ...............................................................   $      381    $    2,704    $    2,772
                                                                                   ==========    ==========    ==========
    Basic earnings per share ...................................................   $      .11    $      .72    $      .71
                                                                                   ==========    ==========    ==========
    Diluted earnings per share .................................................   $      .11    $      .72    $      .71
                                                                                   ==========    ==========    ==========

The accompanying notes are an integral part of these statements.


-------------------------------------- 21 --------------------------------------

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[LOGO] -------------------------------------------------------------------------

                          For the year ended March 31,
                                 (In thousands)

                                                                                      2005          2004          2003
                                                                                   ----------    ----------    ----------
Net earnings ...................................................................   $      381    $    2,704    $    2,772
Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
     during the year, net of taxes (benefits) of $(655), $183, and $ 59 ........       (1,271)          367           118
  Reclassification adjustment for realized gains included in earnings, net
     of taxes of $5 and $9 for the years ended March 31, 2004 and 2003 .........           --           (11)          (17)
  Minimum pension liability adjustment, net of taxes (benefits) of $142 and
     $(142) for fiscal 2004 and 2003, respectively .............................           --           275          (275)
                                                                                   ----------    ----------    ----------
Comprehensive income (loss) ....................................................   $     (890)   $    3,335    $    2,598
                                                                                   ==========    ==========    ==========

Accumulated comprehensive income (loss) ........................................   $     (792)   $      479    $     (152)
                                                                                   ==========    ==========    ==========

The accompanying notes are an integral part of these statements.


--------------------------------------- 22 -------------------------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
------------------------------------------------------------------------- [LOGO]

               For the years ended March 31, 2005, 2004, and 2003
                   (Dollars in thousands, except share data)

                                                                                                          Other
                                                                                                         compre-     Total
                                                 Additional              Shares     Shares    Treasury   hensive     stock-
                                        Common    paid-in   Retained    acquired   acquired   stock -     income    holders'
                                        stock     capital   earnings    by ESOP     by MRP    at cost     (loss)     equity
                                       --------   --------  ---------   --------   --------   --------   --------   ---------
Balance at March 31, 2002 ...........  $  2,641   $ 14,444  $  10,121   $     --   $     --   $ (1,181)  $     22   $  26,047

Stock options exercised .............         3         13         --         --         --         --         --          16
Reorganization and related common
    stock offering - net ............    (2,255)    19,751         --     (1,612)        --      1,181         --      17,065
Net earnings for the year
    ended March 31, 2003 ............        --         --      2,772         --         --         --         --       2,772
Dividends declared of $.45 per share         --         --     (1,063)        --         --         --         --      (1,063)
Minimum pension liability adjustment,
    net of related tax effects ......        --         --         --         --         --         --       (275)       (275)
Unrealized gains on securities
    designated as available for sale,
    net of related tax effects ......        --         --         --         --         --         --        101         101
                                       --------   --------  ---------   --------   --------   --------   --------   ---------
Balance at March 31, 2003 ...........       389     34,208     11,830     (1,612)        --         --       (152)     44,663

Shares purchased for MRP ............        --         --         --         --     (1,142)        --         --      (1,142)
Stock options exercised .............         2         59         --         --         --         --         --          61
Amortization of stock benefit plans .        --         98         --        156         --         --         --         254
Net earnings for the year
    ended March 31, 2004 ............        --         --      2,704         --         --         --         --       2,704
Dividends declared of $.47 per share         --         --     (1,807)        --         --         --         --      (1,807)
Minimum pension liability adjustment,
    net of related tax effects ......        --         --         --         --         --         --        275         275
Purchase of treasury shares at cost .        --         --         --         --         --     (1,803)        --      (1,803)
Unrealized gains on securities
    designated as available for sale,
    net of related tax effects ......        --         --         --         --         --         --        356         356
                                       --------   --------  ---------   --------   --------   --------   --------   ---------
Balance at March 31, 2004 ...........       391     34,365     12,727     (1,456)    (1,142)    (1,803)       479      43,561

Amortization of expense related to
    ESOP ............................        --        104         --        152         --         --         --         256
Expense under Stock Option Plan, net         --        664         --         --         --         --         --         664
Acceleration and amortization of
    Management Recognition Plan .....        --         --         --         --      1,142         --         --       1,142
Net earnings for the year
    ended March 31, 2005 ............        --         --        381         --         --         --         --         381
Dividends declared of $.48 per share         --         --     (1,737)        --         --         --         --      (1,737)
Purchase of treasury shares at cost .        --         --         --         --         --     (2,797)        --      (2,797)
Unrealized losses on securities
    Designated as available for sale,
    net of related tax effects ......        --         --         --         --         --         --     (1,271)     (1,271)
                                       --------   --------  ---------   --------   --------   --------   --------   ---------
Balance at March 31, 2005 ...........  $    391   $ 35,133  $  11,371   $ (1,304)  $     --   $ (4,600)  $   (792)  $  40,199
                                       ========   ========  =========   ========   ========   ========   ========   =========

The accompany notes are an integral part of these statements.


--------------------------------------- 23 -------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
[LOGO] -------------------------------------------------------------------------

                          For the year ended March 31,
                                 (In thousands)

                                                                                      2005          2004          2003
                                                                                   ----------    ----------    ----------
Cash flows provided by (used in) operating activities:
    Net earnings for the year ..................................................   $      381    $    2,704    $    2,772
Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
       investments and mortgage-backed securities -- net .......................        1,244         1,409           480
    Amortization of deferred loan origination fees .............................         (220)         (512)         (460)
    Depreciation and amortization ..............................................          601           507           555
    Amortization of expense related to ESOP ....................................          256           254            --
    Amortization and acceleration of Management Recognition Plan expense .......        1,142            --            --
    Expense under Stock Option Plan ............................................          664            --            --
    Gain on sale of loans ......................................................         (117)          (87)          (57)
    Gain on sale of mortgage-backed securities available for sale ..............           --           (16)          (26)
    Proceeds from sale of loans in the secondary market ........................        6,843         6,285         4,055
    Loans originated for sale in the secondary market ..........................       (6,017)       (6,203)       (2,615)
    Provision for losses on loans ..............................................          430           173            91
    Federal Home Loan Bank stock dividends .....................................         (181)         (164)         (177)
    Increase (decrease) in cash, net of acquisition, due to changes in:
       Accrued interest receivable on loans ....................................           72           147           205
       Accrued interest receivable on mortgage-backed securities ...............          (44)          (20)         (297)
       Accrued interest receivable on investments and interest-bearing deposits          (390)           (5)          (63)
       Prepaid expenses and other assets .......................................          273        (1,017)          167
       Accrued interest payable ................................................           (5)          (49)           12
       Accounts payable and other liabilities ..................................          (99)         (267)          150
       Federal income taxes
           Current .............................................................         (564)         (288)         (120)
           Deferred ............................................................         (256)          630             7
                                                                                   ----------    ----------    ----------
              Net cash provided by operating activities ........................        4,013         3,481         4,679
Cash flows provided by (used in) investing activities:
    Purchase of investment securities held to maturity .........................          (93)           --       (13,953)
    Purchase of investment securities designated as available for sale .........      (35,547)      (22,067)      (25,649)
    Proceeds from maturity of investment securities held to maturity ...........        2,175         4,735        17,420
    Proceeds from maturity of investments securities designated
       as available for sale ...................................................        2,516        22,088         8,573
    Purchase of mortgage-backed securities held to maturity ....................           --            --        (3,545)
    Purchase of mortgage-backed securities designated available for sale .......       (8,018)      (55,526)      (73,897)
    Principal repayments on mortgage-backed securities held to maturity ........        1,825         5,255         7,368
    Principal repayments on mortgage-backed securities
       designated as available for sale ........................................       33,122        31,908         6,596
    Proceeds from sale of mortgage-backed securities ...........................           --         4,373         4,594
    Loan principal repayments ..................................................       52,517        89,107        80,362
    Loan disbursements .........................................................      (50,178)      (65,658)      (58,616)
    Purchase of office premises and equipment ..................................         (421)         (431)         (165)
    Purchase of bank-owned life insurance ......................................           --          (940)       (5,000)
    Increase in cash surrender value of life insurance .........................         (260)         (260)         (121)
    Proceeds from sale of land and other real estate ...........................          311           172             8
    Purchase of Federal Home Loan Bank stock ...................................           --            --           (97)
    Net cash used in the aquisition of Stebbins Bancshares, Inc. ...............       (1,314)           --            --
                                                                                   ----------    ----------    ----------
           Net cash provided by (used in) investing activities .................       (3,365)       12,756       (56,122)
                                                                                   ----------    ----------    ----------
           Net cash provided by (used in) operating and investing activities
              (balance carried forward) ........................................          648        16,237       (51,443)
                                                                                   ----------    ----------    ----------


--------------------------------------- 24 -------------------------------------

------------------------------------------------------------------------- [LOGO]

                          For the year ended March 31,
                                 (In thousands)

                                                                                      2005          2004          2003
                                                                                   ----------    ----------    ----------
    Net cash provided by (used in) operating and investing activities
      (balance brought forward) ................................................   $      648    $   16,237    $  (51,443)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts ..................................        3,946        (9,101)          (26)
  Proceeds from Federal Home Loan Bank advances ................................       15,000            --        25,000
  Repayments of Federal Home Loan Bank advances ................................       (5,000)           --            --
  Advances by borrowers for taxes and insurance ................................           (5)          (95)         (168)
  Reorganization and cash proceeds from related
    common stock offering - net ................................................           --            --        17,065
  Dividends paid on common stock ...............................................       (1,737)       (1,786)         (831)
  Tax benefits related to employee stock plans .................................           --            20            --
  Proceeds from exercise of stock options ......................................           --            61            16
  Shares acquired by Management Recognition Plan ...............................           --        (1,142)           --
  Purchase of treasury shares - at cost ........................................       (2,797)       (1,803)           --
                                                                                   ----------    ----------    ----------
    Net cash provided by (used in) financing activities ........................        9,407       (13,846)       41,056
                                                                                   ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents ...........................       10,055         2,391       (10,387)
Cash and cash equivalents at beginning of year .................................       19,887        17,496        27,883
                                                                                   ----------    ----------    ----------
Cash and cash equivalents at end of year .......................................   $   29,942    $   19,887    $   17,496
                                                                                   ==========    ==========    ==========

Supplemental disclosure of cash flow  information:
  Cash paid during the year for:
    Federal income taxes .......................................................   $      568    $      630    $    1,083
                                                                                   ==========    ==========    ==========
    Interest on deposits and borrowings ........................................   $    6,721    $    7,196    $    9,157
                                                                                   ==========    ==========    ==========
Supplemental disclosure of noncash investing and financing activities:
  Transfers from loans to real estate acquired through foreclosure .............   $      268    $      279    $       --
                                                                                   ==========    ==========    ==========
  Issuance of mortgage to facilitate sale of impaired loan collateral ..........   $       --    $       --    $      450
                                                                                   ==========    ==========    ==========
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects .................................................   $   (1,271)   $      356    $      101
                                                                                   ==========    ==========    ==========
  Minimum pension liability adjustment,
    net of related tax effects .................................................   $       --    $     (275)   $      275
                                                                                   ==========    ==========    ==========
  Recognition of mortgage servicing rights
    in accordance with SFAS No. 140 ............................................   $       54    $       61    $       24
                                                                                   ==========    ==========    ==========
  Dividends payable ............................................................   $      428    $      446    $      232
                                                                                   ==========    ==========    ==========

Stebbins acquisition, net of cash and cash equivalents acquired:
  Assets
    Securities .................................................................   $   11,787    $       --    $       --
    Loans, net .................................................................       12,225            --            --
    Other ......................................................................          662            --            --
    Goodwill ...................................................................        1,470            --            --
    Liabilities assumed
    Deposits ...................................................................      (24,810)           --            --
    Other liabilities ..........................................................          (20)           --            --
                                                                                   ----------    ----------    ----------
    Net cash and cash equivalents paid at acquisition ..........................   $    1,314    $       --    $       --
                                                                                   ==========    ==========    ==========

The accompanying notes are an integral part of these statements.


--------------------------------------- 25 -------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[LOGO] -------------------------------------------------------------------------

                         March 31, 2005, 2004, and 2003

              NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements include Wayne Savings Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Wayne Savings Community Bank ("Wayne Savings" or the "Bank"). Prior to the fiscal year ended March 31, 2003, a majority (52.5%) of the Company's shares were owned by Wayne Savings Bankshares M.H.C. ("Bankshares," "parent" or "M.H.C."), a mutual holding company, as defined under Office of Thrift Supervision ("OTS") regulations. In fiscal 2003, the Company completed a reorganization and related common stock offering which culminated with the M.H.C. merging with and into the Bank in a manner similarto a pooling-of-interests. During fiscal 2004, the Company's Board of Directors approved a business combination, which was completed in June 2004, whereby Stebbins Bancshares, Inc., the parent of Stebbins National Bank, was merged into Wayne Savings Bancshares, Inc. and Stebbins National Bank merged with and into Wayne Savings Community Bank. The business combination was accounted for using the purchase method of accounting. Accordingly, the March 31, 2005, consolidated financial statements herein include the accounts of Stebbins Bancshares from the June 1, 2004, acquisition date through March 31, 2005. Intercompany transactions and balances are eliminated in the consolidated financial statements.

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

      The Bank recognized $54,000, $61,000 and $24,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

      SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured


--------------------------------------- 26 -------------------------------------

------------------------------------------------------------------------- [LOGO]

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

      The Bank recorded amortization related to mortgage servicing rights totaling approximately $61,000, $164,000 and $164,000 for the years ended March 31, 2005, 2004 and 2003, respectively. At March 31, 2005 and 2004, the carrying value of the Bank's mortgage servicing rights, which approximated fair value, totaled $274,000 and $281,000, respectively.

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. There were no loans identified as held for sale at either March 31, 2005, or March 31, 2004.

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

      Information with respect to loans defined as impaired under SFAS No. 114 is summarized below:

                                                        2005     2004     2003
                                                       ------   ------   ------
                                                            (In thousands)

Investment in impaired loans .......................   $   --   $   --   $1,811
Impaired loans with no measurement of loss .........       --       --    1,811
Impaired loans with measurement of loss ............       --       --       --
Allocated allowance for loan losses ................       --       --       --
Average impaired loans .............................       --      906    2,412
Charge-off of principal related to impaired loans ..       --       --       84


--------------------------------------- 27 -------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------

                         March 31, 2005, 2004, and 2003

      During the time a loan is deemed impaired, the Bank records interest income using the cash method of accounting. There was no interest income recorded on impaired loans in fiscal 2005. Interest income recorded on impaired loans totaled approximately $249,000 and $24,000 for the fiscal years ended March 31, 2004 and 2003.

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

8. Earnings Per Share

      Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year, reduced by unallocated shares in the Employee Stock Ownership Plan ("ESOP") totaling 132,925 and 145,209 shares for the fiscal years ended March 31, 2005 and 2004. Diluted earnings per common share include the dilutive effects of additional potential common shares issuable under the Company's Stock Option Plan. For each of the years presented, there were no shares excluded from the diluted earnings per share calculation because the related options were anti-dilutive. The computations are as follows:

                                              2005         2004          2003
                                            ---------    ---------    ---------
Weighted-average common shares
  outstanding (basic)                       3,571,887    3,738,686    3,887,881
Dilutive effect of assumed exercise
  of stock options                             31,354       12,499       14,196
                                            ---------    ---------    ---------
Weighted-average common shares
  outstanding (diluted)                     3,603,241    3,751,185    3,902,077
                                            =========    =========    =========

9. Stock Option and Benefit Plans

      The Company has a 1993 incentive Stock Option Plan that provided for the issuance of 196,390 adjusted shares of authorized shares of common stock with 10,123 options outstanding at March 31, 2005. In fiscal 2004, the Company adopted a new Stock Option Plan that provided for the issuance of 142,857 incentive options and 61,224 non-incentive options of authorized common stock. As of March 31, 2005, all options under the 2004 Plan have been granted and expire in fiscal 2014.

      In the fourth quarter of fiscal 2005, the Company adopted the provisions of SFAS No. 123(R), "Share Based Payment." SFAS No.123(R) requires the recognition of compensation related to stock option awards based on the fair value of the option award on the grant date. Compensation cost is then


--------------------------------------- 28 -------------------------------------

------------------------------------------------------------------------- [LOGO]

recognized over the vesting period. Subsequent to adoption of SFAS No. 123(R), the Company modified 163,265 stock option awards under the 2004 Stock Option Plan, eliminating the reload options contained therein and immediately vesting these shares. Pursuant to SFAS No. 123(R), the modification represents a new grant. Accordingly, in accordance with the modified prospective application method under SFAS No. 123(R), the Company recognized compensation costs of $664,000, representing the fair value of the option awards at the date of modification. This compensation cost represented an after-tax charge to earnings of $424,000, or $.12 per diluted share in fiscal 2005.

      The Company accounted for its stock option plans in fiscal 2004 and 2003 pursuant to SFAS No. 123 "Accounting for Stock Based Compensation," which also provided for a fair value-based method for measuring compensation cost at the grant date based on the fair value of the award at the grant date. Compensation was then recognized over the service period, generally defined as the vesting period. Alternatively, SFAS No. 123 permitted companies to continue the account for stock options using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continued to account for stock options using APB Opinion No. 25 were required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Wayne Savings had continued to account for stock option expense pursuant to APB Opinion No. 25.

      In accordance with APB Opinion No. 25, no compensation cost has been recognized for the plans in fiscal 2004 and 2003. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123(R), the Company's net earnings and earnings per share would have been reported in the manner presented below:

                                                 2004          2003
                                              ----------    ----------
Net earnings ..............................   $    2,704    $    2,772
  Stock-based compensation, net of tax ....         (106)          (21)
                                              ----------    ----------
  Pro forma net earnings ..................   $    2,598    $    2,751
                                              ==========    ==========
Earnings per share
  Basic ...................................   $      .72    $      .71
  Stock-based compensation, net of tax ....         (.03)           --
                                              ----------    ----------
  Pro forma earnings per share ............   $      .69    $      .71
                                              ==========    ==========

  Diluted .................................   $      .72    $      .71

  Stock-based compensation, net of tax ....         (.03)         (.01)
                                              ----------    ----------
  Pro forma earnings per share ............   $      .69    $      .70
                                              ==========    ==========

The following information applies to options outstanding at March 31, 2005:

Number outstanding .......................................     214,204
Range of exercise prices ............................ $11.67 - $ 13.95
Weighted-average exercise price ..........................     $ 13.84
Weighted-average remaining contractual life ..............        9.00

      At March 31, 2005, 214,204 of the stock options are subject to exercise at the discretion of the grantees and 10,123 expire in fiscal 2006, while the remaining 204,081 options are also subject to exercise and will expire in fiscal 2014.

      A summary of the status of the Company's stock option plans as of March 31, 2005, 2004 and 2003, and changes during the years ending on those dates is presented below:

--------------------------------------------------------------------------------

                                           2005                    2004                   2003
                                   --------------------    --------------------   --------------------
                                               Exercise                Exercise               Exercise
                                    Shares      Price       Shares       Price     Shares       Price
                                   --------    --------    --------    --------   --------    --------
Outstanding at beginning of year    214,204    $  13.84      28,666    $   6.26     23,378    $   3.31
Granted                             163,265       13.95     204,081       13.95     10,123       11.67
Exercised                                --          --     (18,543)       3.31     (4,835)       3.31
Forfeited                          (163,265)     (13.95)         --          --         --          --
                                   --------    --------    --------    --------   --------    --------
Outstanding at end of year          214,204    $  13.84     214,204    $  13.84     28,666    $   6.26
                                   ========    ========    ========    ========   ========    ========
Options exercisable at year-end     214,204       13.84      10,123    $  11.67     28,666    $   6.26
                                   ========    ========    ========    ========   ========    ========
Fair value of options granted                  $   4.07                $   3.93               $   3.17
                                               ========                ========               ========


--------------------------------------- 29 -------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------

                         March 31, 2005, 2004, and 2003

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for grants in each of the respective years:

                                                 2005        2004        2003
                                               --------    --------    --------
Dividend yield ..........................        4.5%         3.3%        3.8%
Expected volatility .....................       27.3         28.8        32.4
Expected life in years ..................          9           10          10

      In connection with conversion to stock form, the Company implemented a Management Recognition Plan and an ESOP.

      The Management Recognition Plan granted share awards to certain members of management and the directorate. The value of such awards totaled $1.1 million at acquisition and was originally scheduled to vest over a five year period. The Company recognized scheduled expense under the plan of $231,000 and $173,000 in fiscal 2005 and 2004, and accelerated the vesting of the remaining awards in fiscal 2005 at a cost of $738,000.

      Additionally, the Company initiated an ESOP in fiscal 2003 that provided for the purchase of 163,265 shares in the Company's conversion offering. The Company recognized expense under the ESOP of $256,000 and $206,000 in fiscal 2005 and 2004, allocating 15,695 and 14,645 shares, respectively. At March 31,2005, 132,925 ESOP shares remain unallocated.

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

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 2005 and 2004:

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

      Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 2005, the fair value of loan commitments was not material.


--------------------------------------- 30 -------------------------------------

------------------------------------------------------------------------- [LOGO]

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:

                                                                         2005                      2004
                                                                -----------------------   -----------------------
                                                                 Carrying       Fair       Carrying       Fair
                                                                  value        value        value        value
                                                                ----------   ----------   ----------   ----------
                                                                                 (In thousands)
Financial assets
   Cash and cash equivalents and interest-bearing deposits ..   $   29,942   $   29,942   $   19,887   $   19,887
   Investment securities ....................................       72,856       72,945       31,582       32,376
   Mortgage-backed securities ...............................       60,352       60,371       88,428       88,455
   Loans receivable .........................................      213,627      214,238      205,443      210,124
   Federal Home Loan Bank stock .............................        4,386        4,386        4,205        4,205
                                                                ----------   ----------   ----------   ----------
                                                                $  381,163   $  381,882   $  349,545   $  355,047
                                                                ==========   ==========   ==========   ==========
Financial liabilities
   Deposits .................................................   $  320,586   $  318,534   $  291,830   $  293,575
   Advances from the Federal Home Loan Bank .................       40,000       39,533       30,000       30,966
   Advances by borrowers for taxes and insurance ............          612          612          617          617
                                                                ----------   ----------   ----------   ----------
                                                                $  361,198   $  358,679   $  322,447   $  325,158
                                                                ==========   ==========   ==========   ==========

12. Advertising

      Advertising costs are expensed when incurred. The Company's advertising expense totaled $163,000, $132,000 and $151,000 for the fiscal years ended March 31, 2005, 2004 and 2003 respectively.

13. Reclassifications

      Certain prior year amounts have been reclassified to conform to the March 31, 2005 consolidated financial statement presentation.

               NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

      Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:


                                                                                   March 31, 2005
                                                                -------------------------------------------------
                                                                               Gross        Gross      Estimated
                                                                 Amortized   unrealized   unrealized      Fair
                                                                   cost        gains        losses       value
                                                                ----------   ----------   ----------   ----------
Held-to-maturity                                                                 (In thousands)
Corporate bonds and notes ...................................   $   10,021   $      124   $       54   $   10,091
U.S. Government and agency obligations ......................        1,796            7           --        1,803
Municipal obligations .......................................          195           12           --          207
                                                                ----------   ----------   ----------   ----------
                                                                $   12,012   $      143   $       54   $   12,101
                                                                ==========   ==========   ==========   ==========

Available for sale
Corporate bonds and notes ...................................   $    1,011   $       54   $       --   $    1,065
U.S. Government and agency obligations ......................       50,209            1          767       49,443
Municipal obligations .......................................       10,343           86           93       10,336
                                                                ----------   ----------   ----------   ----------
                                                                $   61,563   $      141   $      860   $   60,844
                                                                ==========   ==========   ==========   ==========


                                                                                   March 31, 2004
                                                                -------------------------------------------------
                                                                               Gross        Gross      Estimated
                                                                 Amortized   unrealized   unrealized      Fair
                                                                   cost        gains        losses       value
                                                                ----------   ----------   ----------   ----------
Held-to-maturity                                                                  (In thousands)
Corporate bonds and notes ...................................   $   10,054   $      704   $       --   $   10,758
U.S. Government and agency obligations ......................        3,868           76            3        3,941
Municipal obligations .......................................          114           17           --          131
                                                                ----------   ----------   ----------   ----------
                                                                $   14,036   $      797   $        3   $   14,830
                                                                ==========   ==========   ==========   ==========

Available for sale
Corporate bonds and notes ...................................   $    1,516   $      144   $       --   $    1,660
U.S. Government and agency obligations ......................       11,060          261           --       11,321
Municipal obligations .......................................        4,427          138           --        4,565
                                                                ----------   ----------   ----------   ----------
                                                                $   17,003   $      543   $       --   $   17,546
                                                                ==========   ==========   ==========   ==========


-------------------------------------- 31 --------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------
                         March 31, 2005, 2004, and 2003

      The amortized cost and estimated fair value of investment securities at March 31, 2005, by term to maturtity are shown below.

                                                                Amortized     Estimated
                                                                   cost      fair value
                                                                ----------   ----------
Held-to-maturity                                                    (In thousands)
Due in one year or less .....................................   $    6,032   $    6,121
Due within one to three years ...............................        4,989        4,976
Due in over five years ......................................          991        1,004
                                                                ----------   ----------
                                                                $   12,012   $   12,101
                                                                ==========   ==========
Available for sale
Due in one year or less .....................................   $    3,997   $    3,974
Due within one to three years ...............................       32,711       32,380
Due within three to five years ..............................       12,856       12,509
Due in over five years ......................................       11,999       11,981
                                                                ----------   ----------
                                                                $   61,563   $   60,844
                                                                ==========   ==========

      The Company had pledged $7.8 million and $2.3 million in investment securities to secure public deposits at March 31, 2005 and 2004, respectively.

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at March 31, 2005 and 2004, including those designated as available for sale, are summarized as follows:

                                                                                       2005
                                                                -------------------------------------------------
                                                                                Gross       Gross      Estimated
                                                                 Amortized   unrealized   unrealized      Fair
                                                                   cost        gains        losses       value
                                                                ----------   ----------   ----------   ----------
                                                                                   (In thousands)
Held-to-maturity
  Federal Home Loan Mortgage Corporation
    participation certificates ..............................   $      604   $        9   $       --   $      613
  Government National Mortgage Association
    participation certificates ..............................        1,014            2            5        1,011
  Federal National Mortgage Association
    participation certificates ..............................        1,010           13           --        1,023
                                                                ----------   ----------   ----------   ----------
                                                                $    2,628   $       24   $        5   $    2,647
                                                                ==========   ==========   ==========   ==========
Available for sale
  Federal Home Loan
     Mortgage Corporation
     participation certificates .............................   $   23,043   $       55   $      265   $   22,833
  Government National
     Mortgage Association
     participation certificates ...........................          2,474            3           22        2,455
  Federal National
     Mortgage Association
     participation certificates .............................       30,686           92          334       30,444
  Private Issue
     Mortgage Association
     participation certificates .............................        2,001           --            9        1,992
                                                                ----------   ----------   ----------   ----------
                                                                $   58,204   $      150   $      630   $   57,724
                                                                ==========   ==========   ==========   ==========

                                                                                       2004
                                                                -------------------------------------------------
                                                                               Gross        Gross      Estimated
                                                                 Amortized   unrealized   unrealized      Fair
                                                                   cost        gains        losses       value
                                                                ----------   ----------   ----------   ----------
                                                                                   (In thousands)
Held-to-maturity
   Federal Home Loan
     Mortgage Corporation
     participation certificates .............................   $    1,190   $       16   $       --   $    1,206
   Government National
     Mortgage Association
     participation certificates .............................        1,587            4           12        1,579
   Federal National
     Mortgage Association
     participation certificates .............................        1,706           20            1        1,725
                                                                ----------   ----------   ----------   ----------
                                                                $    4,483   $       40   $       13   $    4,510
                                                                ==========   ==========   ==========   ==========
Available for sale
   Federal Home Loan
     Mortgage Corporation
     participation certificates .............................   $   32,153   $      160   $      118   $   32,195
   Government National
     Mortgage Association
     participation certificates .............................        1,753            9            3        1,759
   Federal National
     Mortgage Association
     participation certificates .............................       47,553          319          212       47,660
   Private Issue
     Mortgage Association
     participation certificates .............................        2,303           28           --        2,331
                                                                ----------   ----------   ----------   ----------
                                                                $   83,762   $      516   $      333   $   83,945
                                                                ==========   ==========   ==========   ==========

      The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 2005, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                               March 31, 2005
                               Amortized Cost
                               (In thousands)

Held-to-maturity
  Due within three years          $       9
  Due after three years               2,619
                                  ---------
                                  $   2,628
                                  =========
Available for sale
  Due within three years          $   4,366
  Due after three years              53,838
                                  ---------
                                  $  58,204
                                  =========

      Proceeds from sales of mortgage-backed securities during the year ended March 31, 2004, totaled $4.4 million resulting in gross realized gains of $16,000.


-------------------------------------- 32 --------------------------------------

--------------------------------------------------------------------------[LOGO]

                        UNREALIZED LOSSES ON SECURITIES


                                      Less than 12 Months                     12 Months or Longer
                             -------------------------------------   ------------------------------------
                              Number of       Fair      Unrealized   Number of       Fair    Unrealized
                             Investments     Value        Losses    Investments     Value      Losses
                             -----------   ----------   ----------  -----------   ----------   ----------
                                                             (Dollars in thousands)

Municipal obligations ......           5   $    3,339   $       45            1   $      921   $       48
U.S. Government agency
   obligations .............          43       43,412          717            2        1,948           50
Corporate bonds and notes ..           1        2,466           54           --           --           --
Mortgage-backed securities .          29       30,357          356           13       10,473          279
                             -----------   ----------   ----------  -----------   ----------   ----------
Total temporarily impaired
   securities ..............          78   $   79,574   $    1,172           16   $   13,342   $      377
                             ===========   ==========   ==========  ===========   ==========   ==========


                                             Total
                             -------------------------------------
                              Number of       Fair      Unrealized
                             Investments     Value        Losses
                             -----------   ----------   ----------
Municipal obligations ......           6   $    4,260   $       93
U.S. Government agency
    obligations ............          45       45,360          767
Corporate bonds and notes ..           1        2,466           54
Mortgage-backed securities .          42       40,830          635
                             -----------   ----------   ----------
Total temporarily impaired
    securities .............          94   $   92,916   $    1,549
                             ===========   ==========   ==========


      Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

--------------------------------------------------------------------------------

                           NOTE C -- LOANS RECEIVABLE

     The composition of the loan portfolio at March 31 is as follows:

                                                2005           2004
                                             ----------    -----------
                                                  (In thousands)

Residential real estate - 1 to 4 family .    $  157,658    $   171,736
Residential real estate - multi-family ..         7,872          6,800
Residential real estate - construction ..         4,053          2,914
Nonresidential real estate and land .....        29,187         18,439
Commercial ..............................        14,075          6,471
Consumer and other ......................         4,306          3,156
                                             ----------    -----------
                                                217,151        209,516
Less:
    Undisbursed portion of loans in
       process ..........................         1,638          2,579
    Deferred loan origination fees ......           512            679
    Allowance for loan losses ...........         1,374            815
                                             ----------    -----------
                                             $  213,627    $   205,443
                                             ==========    ===========


      As depicted above, the Bank's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $167.9 million, or 79%, of the total loan portfolio at March 31, 2005, and $178.9 million, or 87%, of the total loan portfolio at March 31, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in the primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

      As discussed previously, Wayne Savings has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $34.0 million, $35.3 million and $47.9 million at March 31, 2005, 2004 and 2003, respectively.

      In the normal course of business, the Bank has made loans to directors, officers and their related business interests. Related party loans are made on the same terms that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $2.8 million, $2.7 million and $2.6 million at March 31, 2005, 2004 and 2003, respectively.


-------------------------------------- 33 --------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------
                         March 31, 2005, 2004, and 2003

     NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                      2005        2004        2003
                                    --------    --------    --------
                                             (in thousands)

Balance at beginning of year ..     $    815    $    678    $    730
Provision for losses on loans .          430         173          91
Stebbins acquisition ..........          230          --          --
Charge-offs of loans ..........         (126)        (65)       (158)
Recovery of loans previously
    charged off ...............           25          29          15
                                    --------    --------    --------
Balance at end of year ........     $  1,374    $    815    $    678
                                    ========    ========    ========

      As of March 31, 2005, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

      Nonaccrual,   nonperforming  and  impaired  loans  totaled   approximately
$906,000,  $747,000  and  $2.5  million  at  March  31,  2005,  2004  and  2003, respectively.

      During the years ended March 31, 2005, 2004 and 2003, interest income of approximately $40,000, $37,000 and $208,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office premises and equipment at March 31 are comprised of the following:

                                                 2005             2004
                                              ----------        ----------
                                                     (in thousands)

Land and improvements ....................    $    1,654        $    1,656
Office buildings and improvements ........         7,294             6,622
Furniture, fixtures and equipment ........         3,776             3,491
Leasehold improvements ...................           356               356
                                              ----------        ----------
                                                  13,080            12,125
Less accumulated depreciation
    and amortization .....................         4,158             3,383
                                              ----------        ----------
                                              $    8,922        $    8,742
                                              ==========        ==========

                         NOTE F - DEPOSITS

     Deposits consist of the following major classifications at March 31:

                                                 2005              2004
                                              ----------        ----------
Deposit type and weighted-                          (in thousands)
average interest rate

NOW accounts
    2005 - .27% ..........................    $   53,060
    2004 - .33% ..........................                      $   42,679
Savings accounts
    2005 - .79% ..........................        82,184
    2004 - .78% ..........................                          82,093
Money Market Investor
    2005 - 1.34% .........................        18,097
    2004 - .84% ..........................                          11,893
                                              ----------        ----------
Total demand, transaction and
    savings account deposits .............       153,341           136,665

Certificates of deposit
    Original maturities of:
    Less than 12 months
       2005 - 1.99% ......................        42,483
       2004 - 1.01% ......................                          15,841
    12 months to 24 months
       2005 - 1.97% ......................        24,438
       2004 - 1.59% ......................                          43,545
    25 months to 36 months
       2005 - 3.02% ......................        16,039
       2004 - 3.49% ......................                          17,860
    More than 36 months
       2005 - 4.39% ......................        53,183
       2004 - 4.49% ......................                          42,781
    Jumbo
       2005 - 3.24% ......................        31,102
       2004 - 3.29% ......................                          35,138
                                              ----------        ----------
Total certificates of deposit ............       167,245           155,165
                                              ----------        ----------
Total deposit accounts ...................    $  320,586        $  291,830
                                              ==========        ==========


-------------------------------------- 34 --------------------------------------

------------------------------------------------------------------------- [LOGO]

     At March 31, 2005 and 2004, the Bank had certificates of deposit with balances in excess of $100,000 totaling $34.4 million and $48.7 million, respectively.

     Interest expense on deposits for the years ended March 31 is summarized as follows:

                                                 2005       2004        2003
                                              ---------   ---------   ---------
                                                        (In thousands)

Savings accounts ..........................   $     653   $     688   $   1,474
NOW and money market  deposit accounts ....         383         269         540
Certificates of deposit ...................       4,648       4,942       6,418
                                              ---------   ---------   ---------
                                              $   5,684   $   5,899   $   8,432
                                              =========   =========   =========

      Maturities of outstanding certificates of deposit at March 31 are summarized as follows:

                                                 2005              2004
                                              ----------        ----------
                                                     (In thousands)

Less than one year ........................   $   91,507        $   86,381
One to three years ........................       56,360            45,051
Over three years ..........................       19,378            23,733
                                              ----------        ----------
                                              $  167,245        $  155,165
                                              ==========        ==========

                           NOTE G - ADVANCES FROM THE
                             FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank were collateralized at March 31, 2005 and 2004 by pledges of certain residential mortgage loans totaling $50.0 million and $37.5 million, respectively, and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

 Interest                 Maturing in year
   rate                   ending March 31,        2005            2004
                                               ----------      ----------
                                                 (Dollars in thousands)

5.07% - 5.29%                   2005           $       --      $    5,000
Floating rate - 2.95%           2006               15,000              --
3.13% - 3.36%                   2007                7,500           7,500
3.51% - 3.61%                   2008                5,000           5,000
4.01%                           2009                2,500           2,500
4.34%                           2010                2,500           2,500
4.60% - 4.87%                 2011 and
                             thereafter             7,500           7,500
                                               ----------      ----------
                                               $   40,000      $   30,000
                                               ==========      ==========
Weighted-average interest rate                       3.59%           4.15%
                                               ==========      ==========

                          NOTE H - FEDERAL INCOME TAXES

      The provision for federal income taxes (benefits) at the 34% statutory composite tax rate is as follows:

                                                 2005        2004        2003
                                              ---------   ---------   ---------
                                                       (In thousands)

Federal income taxes computed at expected
    34% statutory rate ....................   $     101   $   1,312   $   1,356
Cash surrender value of life
    insurance .............................         (88)        (88)        (41)
Tax-exempt obligations, net ...............        (129)        (80)       (102)
Other .....................................          31          10           4
                                              ---------   ---------   ---------
Federal income tax
    provision (benefits) per
    consolidated financial statements .....   $     (85)  $   1,154   $   1,217
                                              =========   =========   =========


     The composition of the Company's net deferred tax liability at March 31 is as follows:

                                                 2005               2004
                                              ----------        ----------
                                                      (In thousands)

Taxes (payable) refundable on temporary differences at statutory rate:
  Deferred tax assets
     Deferred loan origination fees .......   $      174        $        3
     General loan loss allowance ..........          467               277
     Unrealized losses on securities
         designated as available for sale .          408                --
     Reserve for uncollected interest .....           59                14
     Stock option expense .................          240                --
     Other ................................           16                61
                                              ----------        ----------
     Deferred tax assets ..................        1,364               355
                                              ----------        ----------
  Deferred tax liabilities
     Pension ..............................         (306)             (147)
     Federal Home Loan Bank
         stock dividends ..................       (1,000)             (938)
     Book/tax depreciation differences ....         (257)             (202)
     Financed loan fees ...................          (89)               --
     Unrealized gains on securities
         designated as available for sale .           --              (247)
     Bad debt deduction ...................          (16)              (40)
     Mortgage servicing rights ............          (97)              (93)
                                              ----------        ----------
     Deferred tax liabilities .............       (1,765)           (1,667)
                                              ----------        ----------
  Total deferred tax liability ............   $     (401)       $   (1,312)
                                              ==========        ==========


-------------------------------------- 35 --------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------
                         March 31, 2005, 2004, and 2003

      Prior to fiscal 1997, Wayne Savings was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This cumulative percentage of earnings bad debt deduction totaled approximately $2.7 million as of March 31, 2005. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $918,000 at March 31, 2005.

      During fiscal 2005, the Company settled all matters related to the IRS's examination of its 1999 federal income tax return without material consequence.

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

      At March 31, 2005, the Company had total outstanding commitments of approximately $2.1 million to originate loans, of which $1.9 million were comprised of fixed-rate loans at rates ranging from 5.25% to 6.625% and a $141,000, 5.375% adjustable rate loan. The Bank also had loans in process of $1.6 million at March 31, 2005, consisting of $1.4 million of one-to-four family loans and $177,000 on residential real estate loans. The Company had unused lines of credit outstanding under home equity loans of $18.0 million at March 31, 2005. The Company also had $115,000 unused lines of credit outstanding under overdrafts at March 31, 2005. Additionally, the Company had unused lines of credit under commercial loans of $10.7 million at March 31, 2005 and 2004. The Company had outstanding letters of credit of $262,000 at March 31, 2005. At March 31, 2005, the Company had outstanding commitments to purchase $4.0 million of mortgage-backed securities, $2.0 million of available for sale investment securities and a commitment to sell $2.8 million of mortgage-backed securities.

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

      The Company leases certain branch banking facilities under operating leases. The minimum annual lease payments over the initial lease term are as follows:

Fiscal year ended                                 (In thousands)
-----------------                                 --------------

    2006 .....................................          $   65
    2007 .....................................              49
    2008 .....................................              30
    2009 .....................................              35
    Thereafter ...............................              35
                                                        ------
    Total ....................................          $  214
                                                        ======

      The Company incurred rental expense under operating leases totaling approximately $70,000, $68,000 and $68,000 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

      There were no material contingent liabilities at March 31, 2005.


-------------------------------------- 36 --------------------------------------

------------------------------------------------------------------------- [LOGO]

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

      As of March 31, 2005, management believes that the Bank met all capital adequacy requirements to which they were subject. As of the most recent examination date, the Bank was advised by the OTS that they met the definition of a "well capitalized" institution.

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

--------------------------------------------------------------------------------

      The  following  table  sets  forth  Wayne  Savings'  tangible,   core  and
risk-based capital rates at March 31, 2005 and 2004.

                Wayne Savings Community Bank as of March 31, 2005
                             (Dollars in thousands)

                                                                            Required to be "well-
                                                 Required for capital     capitalized" under prompt
                               Actual             adequacy purposes      corrective action provisions
                        -------------------     ----------------------   ----------------------------
                          Amount     Ratio        Amount       Ratio          Amount        Ratio

Tangible capital        $  36,796     9.2%      >$   6,022      >1.5%       >$ 20,074       > 5.0%
Core capital            $  36,796     9.2%      >$  16,059      >4.0%       >$ 24,089       > 6.0%
Risk-based capital      $  38,170    17.7%      >$  17,226      >8.0%       >$ 21,533       >10.0%

               Wayne Savings Community Bank as of March 31, 2004
                             (Dollars in thousands)

                                                                             Required to be "well-
                                                 Required for capital      capitalized" under prompt
                               Actual             adequacy purposes       corrective action provisions
                        -------------------     ----------------------   -----------------------------
                          Amount     Ratio        Amount       Ratio         Amount         Ratio

Tangible capital        $  39,939    10.9%      >$   5,492      >1.5%       >$ 18,305       > 5.0%
Core capital            $  39,939    10.9%      >$  14,644      >4.0%       >$ 21,966       > 6.0%
Risk-based capital      $  40,754    21.0%      >$  15,533      >8.0%       >$ 19,416       >10.0%


--------------------------------------- 37 -------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------

                         March 31, 2005, 2004, and 2003

                            NOTE K - RETIREMENT PLANS

      The Company had a non-contributory insured defined benefit pension plan (the "Plan") covering all eligible employees. The Plan benefits were based on years-of-service and other factors. Effective in fiscal 2004, Wayne Savings froze its defined benefit pension plan. Also in fiscal 2004, management changed the Plan's investment structure from life insurance to stocks and bonds. At March 31, 2005, Plan assets consisted of 1.0% cash, 57.0% stocks and 42.0% bonds. The Company's intent is to terminate the Plan at some point in the future when financial considerations are more favorable. Contributions are intended to provide not only for benefits attributed for service-to-date.

      Information with respect to the Plan for the years ended March 31, 2005, 2004 and 2003 is as follows:

      The changes in benefit obligations are computed as follows:

                                         2005          2004          2003
                                      ----------    ----------    ----------
                                                  (In thousands)
Projected benefit obligation
    at beginning of year ..........   $    2,381    $    2,002    $    1,592
Service cost ......................           --            55            55
Interest cost .....................          152           137           124
Actuarial loss ....................          339           351           428
Benefits paid .....................         (549)         (164)         (197)
                                      ----------    ----------    ----------
Projected benefit obligation
    at end of year ................   $    2,323    $    2,381    $    2,002
                                      ==========    ==========    ==========

      The changes in the Plan's assets are computed as follows:

                                         2005          2004          2003
                                      ----------    ----------    ----------
                                                  (In thousands)
Fair value of plan assets at
    beginning of year .............   $    2,704    $    1,499    $    1,508
Actual return on plan assets ......          155           145           (22)
Employer contributions ............           13         1,224           210
Benefits paid .....................         (549)         (164)         (197)
                                      ----------    ----------    ----------
Fair value of plan assets
    at end of year ................   $    2,323    $    2,704    $    1,499
                                      ==========    ==========    ==========

      The following table sets forth the Plan's funded status at March 31:

                                         2005          2004
                                      ----------    ----------
                                            (In thousands)
Funded status .....................   $       --    $      324
Unrecognized net actuarial loss ...          957           707
                                      ----------    ----------
Prepaid pension cost ..............   $      957    $    1,031
                                      ==========    ==========

      The weighted-average actuarial assumptions used were:

                                         2005          2004          2003
                                      ----------    ----------    ----------
Weighted-average
    discount rate .................         6.00%         6.50%         8.00%
Weighted-average rate of
    compensation increase .........         0.00%         0.00%         1.00%
Weighted-average expected
    long-term rate of return on
    plan assets ...................         7.00%         7.00%         7.00%

      Net periodic pension costs includes the following components:

                                         2005          2004          2003
                                      ----------    ----------    ----------
                                                  (In thousands)
Service cost ......................   $       --    $       55    $       55
Interest cost .....................          152            26           124
Actual return on plan assets, net .         (155)         (145)           22
Amortization of prior net loss ....           28           166             2
Amortization of net transition
   obligation .....................           --            --             6
Settlement loss ...................           89            --            --
Unrecognized net actuarial loss ...           --            --          (132)
                                      ----------    ----------    ----------
Net periodic pension cost .........   $      114    $      102    $       77
                                      ==========    ==========    ==========

      The following benefit payments are expected to be paid:

       Fiscal                                  Benefits
                                            (In thousands)

        2006 ............................      $ 115
        2007 ............................        113
        2008 ............................        110
        2009 ............................        151
        2010 ............................        161
        Thereafter ......................        792

      The Bank has a savings plan covering substantially all employees who meet certain age and service requirements. Under the plan, the Bank matches each participant's contribution - up to 3% of the participant's salary; a 50% match is provided for up to the next 4% of the participant's salary. This contribution is dependent on availability of sufficient net earnings from current or prior years. Additional contributions may be made as approved by the Board of Directors. Expense under the plan totaled approximately $121,000, $78,000 and $44,000 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.


--------------------------------------- 38 -------------------------------------

------------------------------------------------------------------------- [LOGO]

   NOTE L -- CONDENSED FINANCIAL STATEMENTS OF WAYNE SAVINGS BANCSHARES, INC.

     The following condensed financial statements summarize the financial position of Wayne Savings Bancshares, Inc. as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended March 31, 2005, 2004, and 2003.

                       STATEMENTS OF FINANCIAL CONDITION
                                   March 31,

                                                                        2005          2004
                                                                     ----------    ----------
                                                                         (In thousands)
ASSETS
Cash and due from banks .........................................    $      480    $      985
Investment securities available for sale - at market ............            --           502
Mortgage-backed securities available for sale - at market .......            --           709
Notes receivable from Wayne Savings .............................         1,304         1,456
Investment in Wayne Savings .....................................        38,321        40,445
Prepaid expenses and other ......................................           547            77
                                                                     ----------    ----------
  Total assets ..................................................    $   40,652    $   44,174
                                                                     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities ..........................    $      453    $      613
Stockholders' equity
  Common stock and additional paid-in capital ...................        35,524        34,756
  Retained earnings .............................................        11,371        12,727
  Less required contributions for ESOP shares ...................        (1,304)       (1,456)
  Shares acquired by Management Recognition Plan ................            --        (1,142)
  Less 282,261 and 112,500 shares held in treasury
     at March 31, 2005 and 2004, respectively ...................        (4,600)       (1,803)
  Accumulated other comprehensive income (loss) .................          (792)          479
                                                                     ----------    ----------
  Total stockholders' equity ....................................        40,199        43,561
                                                                     ----------    ----------
  Total liabilities and stockholders' equity ....................    $   40,652    $   44,174
                                                                     ==========    ==========

                             STATEMENTS OF EARNINGS
                          For the years ended March 31,

                                                          2005          2004          2003
                                                       ----------    ----------    ----------
Income                                                             (In thousands)
    Interest income ................................   $      103    $      183    $       43
    Gain on sale of investment securities ..........           --             2            --
    Equity in earnings of subsidiary ...............        1,610         2,851         2,800
                                                       ----------    ----------    ----------
       Total revenue ...............................        1,713         3,036         2,843
General and administrative expenses ................        1,966           409           192
                                                       ----------    ----------    ----------
    Earnings (loss) before income tax benefits .....         (253)        2,627         2,651
    Federal income tax benefits ....................         (634)          (77)         (121)
                                                       ----------    ----------    ----------
       NET EARNINGS ................................   $      381    $    2,704    $    2,772
                                                       ==========    ==========    ==========


--------------------------------------- 39 -------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)
[LOGO] -------------------------------------------------------------------------

                         March 31, 2005, 2004, and 2003

                            STATEMENTS OF CASH FLOWS
                          For the years ended March 31,

                                                                                                   2005       2004       2003
                                                                                                 --------   --------   --------
Cash flows from operating activities:                                                                   (In thousands)
  Net earnings for the year ..................................................................   $    381   $  2,704   $  2,772
     Adjustments to reconcile net earnings to net cash provided by operating activities: .....
       Gain on sale of investment securities designated as available for sale ................         --         (2)        --
       Amortization and depreciation .........................................................          2         42         --
       (Undistributed earnings) excess distributions from consolidated subsidiary ............      1,791     (1,351)    (2,121)
       Expense of Management Recognition Plan ................................................      1,142         --         --
       Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets ..................................................       (471)       (29)       820
          Accrued expenses and other liabilities .............................................       (177)        61       (821)
                                                                                                 --------   --------   --------
             Net cash provided by operating activities .......................................      2,668      1,425        650
Cash flows provided by (used in) investing activities
  Purchase of investment securities designated as available for sale .........................       (500)    (2,006)    (5,052)
  Proceeds from maturity of investment securities designated as available for sale ...........      1,000      5,001         --
  Proceeds from sale of investment securities designated as available for sale ...............         --      1,502         --
  Purchase of mortgage-backed securities designated as available for sale ....................         --       (716)        --
  Principal repayment on mortgage-backed securities designated as available for sale .........        709         10         --
  Repayments of ESOP loan ....................................................................        152        156         --
  Investment in Wayne Savings - net ..........................................................         --         --    (11,700)
                                                                                                 --------   --------   --------
               Net cash provided by (used in) investing activities ...........................      1,361      3,947    (16,752)
Cash flows provided by (used in) financing activities:
  Proceeds from reorganization and related stock offering - net ..............................         --         --     17,065
  Payment of dividends on common stock .......................................................     (1,737)    (1,786)      (831)
  Purchase of treasury stock .................................................................     (2,797)    (1,803)        --
  Proceeds from exercise of stock options ....................................................         --         61         16
  Prepaid tax benefits related to employee stock plans .......................................         --         20         --
  Shares acquired by Management Recognition Plan .............................................         --     (1,142)        --
                                                                                                 --------   --------   --------
            Net cash provided by (used in) financing activities ..............................     (4,534)    (4,650)    16,250
                                                                                                 --------   --------   --------
Net increase (decrease) in cash and cash equivalents .........................................       (505)       722        148
Cash and cash equivalents at beginning of year ...............................................        985        263        115
                                                                                                 --------   --------   --------
Cash and cash equivalents at end of year .....................................................   $    480   $    985   $    263
                                                                                                 ========   ========   ========

                          NOTE M - BUSINESS COMBINATION

      During 2004, the Company agreed to acquire Stebbins Bancshares, Inc. Stebbins Bancshares, Inc., was merged into the Company in June 2004 and its banking subsidiary, Stebbins National Bank, continued operations as a branch of Wayne Savings. Wayne Savings Bancshares, Inc., paid $1.3 million in connection with the acquisition.

      Presented below are Wayne Savings Bancshares' pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisiton had been consummated as of the beginning of each of the years ended March 31, 2005 and 2004.

                                                    2005         2004
                                                  ---------    ---------
                                                      (In thousands)
                                                       (Unaudited)

Total interest income .........................   $  17,805    $  19,476
Total interest expense ........................       6,740        7,349
                                                  ---------    ---------
Net interest income ...........................      11,065       12,127
Provision for losses on loans .................         430          213
Other income ..................................       1,719        2,051
General, administrative and other expense .....      12,025       10,142
                                                  ---------    ---------
Earnings before income taxes  (benefits) ......         329        3,823
Federal income taxes (benefits) ...............         (85)       1,093
                                                  ---------    ---------

NET EARNINGS ..................................   $     414    $   2,730
                                                  =========    =========
Earnings per share

       Basic ..................................   $     .12    $     .73
                                                  =========    =========
       Diluted ................................   $     .12    $     .73
                                                  =========    =========


--------------------------------------- 40 -------------------------------------

------------------------------------------------------------------------- [LOGO]

NOTE N - QUARTERLY RESULTS OF OPERATIONS (unaudited)

      The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 2005 and 2004.

                                                                              For the three month periods ended
                                                           ------------------------------------------------------------------------
                                                           June 30, 2004   September 30, 2004   December 31, 2004    March 31, 2005
                                                           -------------   ------------------   -----------------    --------------
                                                                              (In thousands, except share data)
Total interest income ..................................     $  4,244          $  4,381              $  4,465           $  4,542
Total interest expense .................................        1,625             1,609                 1,711              1,771
                                                             --------          --------              --------           --------
Net interest income ....................................        2,619             2,772                 2,754              2,771
Provision for losses on loans ..........................           15                15                    15                385
Other income ...........................................          405               493                   389                397
General, administrative and other expense ..............        2,369             2,580                 2,592              4,333
                                                             --------          --------              --------           --------
Earnings (loss) before income taxes (benefits) .........          640               670                   536             (1,550)
Federal income taxes (benefits) ........................          178               181                   133               (577)
                                                             --------          --------              --------           --------
Net earnings (loss) ....................................     $    462          $    489              $    403           $   (973)
                                                             ========          ========              ========           ========
Earnings per share
    Basic ..............................................     $    .13          $    .13              $    .11           $   (.26)
                                                             ========          ========              ========           ========
    Diluted ............................................     $    .13          $    .13              $    .11                 NA
                                                             ========          ========              ========           ========

                                                                              For the three month periods ended
                                                           ------------------------------------------------------------------------
                                                           June 30, 2003   September 30, 2003   December 31, 2003    March 31, 2004
                                                           -------------   ------------------   -----------------    --------------
                                                                              (In thousands, except share data)
Total interest income ..................................     $  4,723          $  4,501              $  4,362           $  4,630
Total interest expense .................................        1,932             1,796                 1,736              1,683
                                                             --------          --------              --------           --------
Net interest income ....................................        2,791             2,705                 2,626              2,947
Provision for losses on loans ..........................           32                31                    --                110
Other income ...........................................          510               479                   490                454
General, administrative and other expense ..............        2,212             2,271                 2,315              2,173
                                                             --------          --------              --------           --------
Earnings before income taxes ...........................        1,057               882                   801              1,118
Federal income taxes ...................................          326               269                   241                318
                                                             --------          --------              --------           --------
Net earnings ...........................................     $    731          $    613              $    560           $    800
                                                             ========          ========              ========           ========
Earnings per share
    Basic ..............................................     $    .20          $    .16              $    .15           $    .21
                                                             ========          ========              ========           ========
    Diluted ............................................     $    .20          $    .16              $    .15           $    .21
                                                             ========          ========              ========           ========


--------------------------------------- 41 -------------------------------------

         REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS
[LOGO] -------------------------------------------------------------------------

                                                           Grant Thornton [LOGO]
Accountants and Management Consultants

               Report of Independent Certified Public Accountants

Board of Directors
Wayne Savings Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Wayne Savings Bancshares, Inc. as of March 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wayne Savings Bancshares, Inc. as of March 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As more fully explanied in Note A-9, the Company changed its method of accounting for stock option expense pursuant to SFAS No. 123(R), "Share-Based Payment."

/s/ Grant Thornton LLP

Cincinnati, Ohio
April 29, 2005


Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International


--------------------------------------- 42 -------------------------------------