Form 10-K/A, Exhibit 13
period 2005-03-31
WAYNE SAVINGS BANCSHARES INC /DE/
filed 2005-07-07
CIK 1036030

Exhibit 13

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

--------------------------------------------------------------------------------

                         WAYNE SAVINGS BANCSHARES, INC.

Board of Directors                     Executive Officers

Charles F. Finn                        Charles F. Finn
Chairman                               Chairman And Chief Executive Officer

Russell L. Harpster                    Wanda Christopher-Finn
Joseph L. Retzler                      Executive Vice President
Terry A. Gardner                       And Chief Operating Officer
James C. Morgan
Kenneth R. Lehman                      Michael C. Anderson
Frederick J. Krum                      Executive Vice President And
Kenneth G. Rhode, Emeritus             Chief Financial Officer
Donald E. Massaro, Emeritus            Corporate Secretary And Treasurer


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